United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	452

2

x

Manual for Participation in the Extraordinary and Annual Shareholders’ Meeting of Vale S.A. April 30th, 2019

2 Index I. Message from the Management II. Procedures for Participation in the Shareholders’ Meetings 2.1. Participation in Person 2.2. Representation by Proxy 2.3. Participation of Holders of American Depositary Shares (“ADSs”) 2.4. Participation by Absentee Ballot 2.4.1. Through instructions for completion transmitted to the Company’s depository 2.4.2. Through instructions for completion transmitted to their respective custodians Through sending the Ballot directly to the Company 2.4.3. III. The Vote 3.1. Voting Rights IV. Matters on the Agenda 4.1. Amendment of the head paragraph and paragraph 2 of Article 11 of the Bylaws in order to increase the number of members and respective alternates of the Board of Directors from 12 to 13, and amendment of the head paragraph of Article 15 to change the names of the “Personnel Committee” and the “Governance, Compliance andRisk Committee” to, respectively, “Personnel and Governance Committee” and “Compliance and Risk Committee” 4.2. Evaluation of management’s report and accounts and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2018 4.3. Proposal for the allocation of profits for the 2018 fiscal year and approval of the proposed Capital

3 Budget 4.4. Election of the members of the Board of Directors 4.4.1. Nominated by Vale’s Employees 4.4.2. Nominated by the signatory shareholders of Vale's Shareholders’ Agreement 4.4.3. Nominated by minority shareholders 4.5. Election of the members of the Fiscal Council 4.5.1 Nominated by the signatory shareholders of Vale’s Shareholders’ 4.5.2 Nominated by minority shareholders 4.6. Setting the compensation of management and members of the Fiscal Council for the year 2019 V. Additional Information VI. Proxy Vote Template EXHIBITS – Documents Attached to the Manual Exhibit I – Management’s comments on Vale’s financial situation, pursuant to item 10 of the Reference Form under the provisions set forth in Article 9, item III of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - “CVM”) Instruction No. 481/2009, as amended (“CVM Instruction 481/2009”); Exhibit II – Proposal of the Executive Board for the allocation of profits from the year ended December 31, 2018 and its respective exhibit, under Article 9, II, of CVM Instruction 481/2009 (Exhibit 9-1-II) and, also, the Proposed Capital Budget for the purposes of Article 196 of Law 6,404/1976; Exhibit III – Proposal for compensation of management and information related to item 13 of the Reference Form, as set forth in Article 12, item II of CVM Instruction 481/2009;

4 Exhibit IV – Presentation on the global management compensation; Exhibit V – Opinion of the Board of Directors dated 3/27/2019; Exhibit VI – Opinions of the Fiscal Council of Vale S.A. dated 3/27/2019; Exhibit VII – Report in the form of a table, showing the origin and justification of the proposed amendments to Vale’s By-Laws, including their possible legal and economic effects, as well as the draft of Vale’s By-Laws, highlighting the proposed text for the provisions of the by-laws to be amended, as set forth in Article 11 of CVM Instruction 481/2009; Exhibit VIII – Information on candidates proposed by minority shareholders to the Board of Directors and Fiscal Council.

5 I. Message from the Management To Whom it May Concern, Vale S.A. ("Vale” or “Company”) invites its shareholders to participate in the Extraordinary and Annual Shareholders’ Meetings (“Meetings”), called for April 30, 2019, at 10 a.m., to be held, cumulatively, at the address Praia de Botafogo no. 186, auditorium, neighborhood of Botafogo, City of Rio de Janeiro, State of Rio de Janeiro. The registration of shareholders starts at 8:30 a.m. With the purpose of facilitating and encouraging your participation, we are sending the Manual for Participation in the Meetings, which contains all information and instructions necessary for the shareholders’ participation, as well as guidelines on the exercise of the right of vote in the Meetings. This Manual was prepared within the Company’s transparency principles and in compliance with the best practices of corporate governance, putting together in a single document all materials made available by Vale for the Meetings. The following subjects will be addressed for approval: Item I Amendment of the head paragraph and paragraph 2 of Article 11 of the Bylaws in order to increase the number of members and respective alternates of the Board of Directors from 12 to 13, and amendment of the head paragraph of Article 15 to change the names of the “Personnel Committee” and the “Governance, Compliance and Risk Committee” to, respectively, “Personnel and Governance Committee” and “Compliance and Risk Committee”; Item II Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2018; Item III Proposal for the allocation of profits for the year 2018, and the consequent approval of Vale’s Capital Budget, for the purposes of Article 196 of Law 6,404/1976;

6 Item IV Election of the members of the Board of Directors; Item V Election of the members of the Fiscal Council; and Item VI Setting the compensation of management and members of the Fiscal Council for the year 2019. We are counting on your participation in the Meetings, which will address issues that are relevant to the Company. We understand that the information provided herein enables our shareholders to take a position in advance and facilitates decision-making. Our Investor Relations team is prepared and available to answer any questions.

7 II.Procedures for Participation in the Shareholders’ Meetings The shareholders’ participation in Vale’s Meetings is of utmost importance. The presence of at least, (a) 2/3 (two thirds) of the Company’s capital stock with voting rights is necessary for the Extraordinary Shareholders’ Meeting to be held, which will address the matter set forth in item (I) of the Agenda, and (b) ¼ (one fourth) of the Company’s capital stock with voting rights is necessary for the Annual Shareholders’ Meeting to be held, which will address the matters set forth in items (II) to (VI) of the Agenda. If either of these quorums is not met, the Company will publish a new Notice of Meeting announcing the new date for the Meeting(s) to be held at second call, as the case may be, to address the pending matter(s), which can, then, be held with the presence of any number of shareholders. Vale’s shareholders may attend the Shareholders’ Meetings in person, by a duly constituted proxy, or by sending an absentee ballot, pursuant to CVM Instruction 481/2009. 2.1. Participation in Person The following documents are required for shareholders to participate in person in the Meetings: Individual valid photo I.D. (original or certified copy) of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meetings. Legal Entity valid photo I.D. of the legal representative (originalorcertifiedcopy).Thefollowing documents may be submitted: (i) Identity Card

8 We remind you that the documents will be checked before the beginning of the Meetings to ensure they are in order. For this reason, shareholders are requested to appear at the location of the Meetings starting at 8:30 a.m. on 4/30/2019, so that the documents necessary for their participation can be duly checked in a timely manner. 2.2.Participation by Proxy Shareholder participation in the Meetings can be through a duly constituted proxy, observing the terms of Article 126, paragraph 1 of Law No. 6,404 of December 15, 1976, as amended (“Law 6,404/1976”). The proxy must have been nominated less than one (1) year previously and be a shareholder or a manager of the Company, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil – (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH). documents proving representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copies of (i) the fund by-laws in force, (ii) the formation documents of its director or manager, as the case may be, and (iii) the minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated. proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meetings.

9 OAB), or a financial institution, and the members of investment funds must be represented by their fund management company. Pursuant to the provisions set forth in Circular-Letter/CVM/SEP/no. 03/2019, shareholders that are legal entities may be represented in the shareholders’ meetings by their legal representatives or by a duly constituted proxy in accordance with the provisions of their respective formation documents and the Brazilian Civil Code. In this specific case, it is not required that the proxy of the legal entity shareholder be a shareholder, investment fund shareholders, CVM Administrative Proceeding shareholders’ meetings through a company manager or a lawyer. Accordingly, pursuant to the decision of the CVM Board under no. RJ-2014-3578, may be represented in the legal representatives or through proxies duly constituted by their manager or director, in accordance with their by-laws. In any case, it should be noted that legal entity shareholders and investment fund shareholders who wish to be represented in the Meetings by proxy must submit, in addition to the proxy appointment and proxy’s I.D., all the documents mentioned in item 2.1 above. Any proxy written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the proxy instrument, all duly translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated. In item VI of this Manual, there is a proxy template for the shareholders’ reference. Shareholders may also use proxies other than that suggested in this Manual, as long as they are in accordance with the provisions of Law 6,404/1976 and the Brazilian Civil Code. To expedite the process of conducting the Meetings, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representation documents at least 72 (seventy-two) hours prior to aforementioned Meetings, to the following address: Attn: Investor Relations Office Praia de Botafogo, no. 186, 18 andar, Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ, CEP 22250-145

10 Despite the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meetings with the required documents will be entitled to participate and vote, even if he or she has not submitted them to the Company in advance. We remind you that the representation documents will be checked before the beginning of the Meetings to ensure they are in order. For this reason, shareholders are requested to kindly arrive in advance of the Meetings so that the documents necessary for their participation can be duly checked in timely manner for their participation. 2.3. Participation of Holders of American Depositary Shares (“ADSs”) Holders of ADSs may attend the Meetings, in which they will be represented by Citibank N.A. (“Citibank”), as a depository financial institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights and will be represented in the Meetings through its representative in Brazil, Banco Bradesco S.A. (“Bradesco”). 2.4.Participation by Absentee Ballot As set forth in Articles 21-A et seq. of CVM Instruction 481/2009, the Company’s shareholders may send, as of this date, their voting instructions with respect to the matters addressed at the Meetings by completing and sending the absentee ballot (“Ballot”). The content of the Ballot should reflect Exhibit 21-F of CVM Instruction 481/2009, which unites all the proposals for vote included in the Meetings’ Agenda. The Ballot must: • be accessed, to be printed and completed in advance, under the banner “AGE/O 4/30/2019” on the first page of the Company’s website (www.vale.com), as well as on the website of the CVM; and be received at least seven (7) days prior to the date of the Meetings, i.e., by April 23, 2019 (inclusive). Any voting ballots received after this date will be • disregarded. The shareholder opting to exercise his or her vote through the Ballot must do so through one of the following options: (i) through instructions for completion transmitted to the Company’s depository;

11

(ii) through instructions for completion transmitted to their respective custodians, in the case of shareholders holding shares deposited in a central depository of B3 S.A. - Brasil, Bolsa, Balcão ("B3"); or

(iii) through sending the Ballot directly to the Company.

After the deadline for absentee voting, namely, as of April 23, 2019, the shareholders can no longer change the voting instructions sent, except at the Meetings, in person or through a duly constituted proxy, upon specific request to disregard the voting instructions sent by Ballot, before the respective matter is put up to vote.

2.4.1. Through instructions for completion transmitted to the Company's depository

This option is exclusively for shareholders holding shares deposited with Bradesco and that are not deposited in the central depository of B3:

The shareholder holding shares that are not deposited in the central depository – namely, at the B3 – and who opts to exercise his or her right to absentee voting through providers of depository services of the Company's shares, Bradesco, shall appear at any one of Bradesco's branches at least 7 days before the date of the Meetings, during the local banking hours, and submit the completed Ballot, initialed and signed, as well as the documents identified in the table below, so that the information in the Ballot may be transferred to Bradesco's systems.

Documents to be submitted at the Bradesco branch, together with the Ballot	Individual	Legal Entity	Investment Fund
CPF and Photo ID of the shareholder or legal representative *	X	X	X
Formation Documents, restated and updated **	-	X	X
Document proving powers of representation **	-	X	X
Restated and updated fund by-laws	-	-	X

* Types of I.D. accepted: RG, RNE, CNH, Passport and officially recognized professional association card.
** For investment funds, manager and/or administrator documents, observing the voting policy.

Under Art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the depository agent at least seven (7) days before the Meetings are conducted, i.e., by April 23, 2019 (inclusive).

Shareholders with questions may contact Bradesco as follows:
PHONE: 0800 701 1616

12 e-mail: 4010.acecustodia@bradesco.com.br Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco shall not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in this Manual. 2.4.2. Throughinstructionsforcompletiontransmittedtotheir respective custodians This option is exclusively for shareholders holding shares under custody of the central depository – i.e., at the B3. In this case, the absentee vote shall be exercised by shareholders in accordance with the procedures adopted by their respective custodians. The shareholder holding the shares deposited in the Central Depository of the B3 and who opts to exercise his or her right to absentee vote through service providers must transmit their voting instructions to their respective custodians, observing the rules established by them, which, in turn, shall forward such voting intentions to the Central Depository of the B3. To do so, the shareholders should get in touch with their respective custodians and check the procedures established by them to issue the voting instructions through the Ballot, as well as the documents and information they require to exercise such right. Under Art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to their custodians at least seven days before the Meetings are conducted, i.e., by April 23, 2019 (inclusive), unless a different deadline, which must be before such date, is established by their custodians. Please note that, as established by Art. 21-S of CVM Instruction 481/2009, the Central Depository of the B3, upon receiving voting instructions of shareholders through their respective custodians, will disregard any instructions differing from that same vote that may have been issued by the same CPF (Individual Taxpayer Number) or CNPJ (Corporate Taxpayer Number). 2.4.3. Through sending the Ballot directly to the Company

13 The shareholders may also, as an alternative to the procedures described in items 2.4.1 and 2.4.2 above, send their Ballots directly to the Company. To do so, the shareholders must print the Ballot – which is available on the IPE System and also informed in the “AGE/O 4.30.2019” banner, located on the first page of the Company’s website (www.vale.com), as well as on the CVM’s website –, complete it, initial all the pages and sign it, noting that the Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil. Then, the shareholders must send the Ballot, duly completed, initialed and signed, and with the signatory’s signature certified or notarized, as applicable, to the following mailing address: Praia de Botafogo, 186, 18 andar, Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ, CEP 22250-145, to the attention of the Investor Relations Office, together with a copy of the documents described below: Individuals valid photo I.D. of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). Legal entities documents proving representation, including copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copy (i) of fund by-laws in force; (ii) of the formation documents of its director or manager, as the case may be, and (iii) of minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated. valid photo I.D. of the legal representative. The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH).

14 The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents sent before via email by the shareholder within seven (7) days before the Meetings, i.e., by April 23, 2019, (inclusive), to the address mentioned above in this item 2.4.3. Within three (3) days after receipt of such documents, the Company shall contact the shareholder, via the email address listed in item 2.1 of the Ballot, to confirm its receipt and acceptance. If the Ballot is not properly completed or accompanied by the documents of proof described above, it will be disregarded and such fact shall be informed to the shareholder via digital communication sent to the email address listed in item 2.1 of the Ballot, which will indicate the need to resend the Ballot or the accompanying documents (provided that there is sufficient time), describing the procedures and deadlines needed to correct the absentee vote. During the voting period, the shareholder may send new voting instructions to the Company, if he or she understands it is necessary, and the voting map of the Company shall consider the last voting instruction submitted. If there are differences between the Ballot received directly by the Company and the voting instruction contained in the voting map provided by the depository or by the respective custodian for the same CPF of CNPJ number, the voting instruction of the depository or the respective custodian shall prevail, pursuant to the provisions of article 21-W, paragraph 2 of CVM Instruction 481/2009. Vale stresses that: Ballots sent by shareholders who are not eligible to vote in the Meetings or in the respective vote shall not be considered for purposes of vote calculation; for the purposes of vote calculation, only the shares held by each shareholder on the date the Meetings are conducted will be considered, regardless of the date the respective Ballot is sent; so, if the shareholder sells shares between the date the respective Ballot is sent and the date the Meetings are conducted, the votes related to the shares sold will be disregarded;

15 voting instructions from a certain CPF or CNPJ shall be attributed to all the shares held by that CPF or CNPJ, according to the shareholding positions provided by the depository or by the respective custodian on the date of the Meetings; the shareholders must note to not complete the Ballot items in a conflict way (e.g. (a) the completion of favorable instructions simultaneously to items related to the separate election (items 35 and 36), the majority election by slate (items 28 to 31) or the majority election by candidate (items 32 to 34), (b) the completion of favorable instructions simultaneously to items related to the majority election by slate (items 28 to 31) and to the majority election by candidate (items 32 to 34), or (c) to instruct that, in case of multiple vote, their votes must be distributed by equal percentage by the candidates chosen (items 30 and 33) at the same time in which, in the following item, indicates percentages incompatible to the favorable completion of the first instruction), under penalty of such votes being considered invalid and, therefore, disregarded.

16 III. The Vote 3.1. Voting Rights Pursuant to Article 5 of Vale's By-Laws, each common share and each special-class preferred share issued by the Company gives the right to one vote in the resolutions of the Meetings’ Agenda, and the special-class preferred shares do not give voting rights in the resolution on the election of the members of the Board of Directors, except as provided under paragraphs 4 and 5 of Article 141 of Law 6,404/1976. The holder of the special-class preferred shares shall have the right to elect, in a separate vote, one member of the Fiscal Council and his or her respective alternate. Thus, shareholders who hold common shares may vote on all matters in the Meetings’ agenda, except for the separate election of members of the Fiscal Council by holders of preferred shares of the special class, if applicable. Holders of preferred shares, in turn, may vote on all matters in the Meetings’ agenda, with the exception of: (i) the election of members of the Board of Directors, except, if applicable, the scenario of a separate election by holders of preferred shares jointly with holders of common shares; and (ii) the election of members of the Fiscal Council by holders of common shares. Also according to Article 141 of Law 6,404/1976, only shareholders who prove the uninterrupted ownership of the shareholding required by the By-Laws and the laws in force during the period of at least three (3) months immediately prior to the holding of the Meetings may participate in any separate election of a member of the Board of Directors. In addition to the provisions above, we recall that, pursuant to Article 141 of Law 6,404/1976, combined with CVM Instruction No. 165/1991, as amended by CVM Instruction No. 282/1998, the minimum percentage of shareholding in Vale’s voting capital required to request cumulative voting for the election of members of the Board of Directors is 5% (five percent) of the voting capital. In the cumulative voting procedures, each share will have as many votes as there are positions to fill, and the shareholder can focus them on one candidate or distribute them among several candidates.

17 IV. Matters on the Agenda All documents regarding the Agenda of the Vale Shareholders’ Meetings are available to the shareholders at the main offices of Vale, on its website (www.vale.com) and on the websites of the CVM (www.cvm.gov.br), the B3 (www.b3.com.br), and the Securities and Exchange Commission (www.sec.gov). 4.1.Amendment to Vale’s By-Laws Amendment of the head paragraph and paragraph 2 of Article 11 of Vale’s By-Laws to increase the number of members and respective alternates of the Board of Directors from 12 to 13, and amendment of the head paragraph of Article 15 to change the names of the “Personnel Committee” and the “Governance, Compliance and Risk Committee” to, respectively, “Personnel and Governance Committee” and “Compliance and Risk Committee.” To vote on this matter, the following documents are made available to the shareholders: a report, in the form of a table, detailing the origin and justification of the proposed amendments, including their possible legal and economic effects, as well as the draft of Vale’s By-Laws, highlighting the proposed text for each provisions of the by-laws to be amended, as set forth in Article 11 of CVM Instruction 481/2009. 4.2 Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2018 To vote on this matter, the following documents are available to the shareholders: (a) the Management Report and the Financial Statements related to the fiscal year ended December 31, 2018, and the Opinion of the Independent Auditors (KPMG Auditores Independentes), published in the newspapers on March 29, 2019, as required by law in force; (b) the Opinions of the Board of Directors and Fiscal Council dated March 27, 2019; (c) the 2018 DFP Form (Standardized Financial Statements); and (d) management’s comments on Vale’s financial situation, pursuant to item 10 of the Reference Form under the provisions set forth in Article 9, item III of CVM

18 Instruction No. 481/2009, and its subsequent amendments, attached hereto as Exhibit II. 4.3 Proposal for the allocation of profits for the 2018 fiscal year, and the consequent approval of Vale’s Proposed Capital Budget, for the purposes of Article 196 of Law 6,404/1976 To vote on this matter, the following documents are available to the shareholders: (a) the Proposal of the Executive Board for the allocation of profits from the year ended December 31, 2018, together with its exhibit under CVM Instruction 481/2009 (Exhibit 9-1-II); (b) the proposed Capital Budget, for the purposes of Article 196 of Law 6,404/1976; and (c) the Opinion of the Fiscal Council on the allocation of profits and the Opinions of the Board of Directors, dated March 27, 2019. 4.4.Election of the members of the Board of Directors Pursuant to Article 11 of Vale’s By-Laws and considering that the proposed amendment to the By-Laws referred to in item 4.1 above is approved, the Board of Directors shall be composed of 13 principal members and their respective alternates, one of whom shall be elected and removed, in a separate vote, by the Company’s employees collectively, under the terms established in paragraph 2 of the same article. For more information on those chosen by the employees collectively to hold office as principal member and alternate member, see item 4.4.2 below. In addition to the above, considering that the proposed amendment of the By-laws referred to in item 4.1 above is approved as set forth in Article 11, paragraph 3 and the sole paragraph of Article 51 of the By-Laws, at least two (2) principal members and their respective alternates on the Board of Directors must be independent board members, as defined in the B3 Novo Mercado Regulation now in force, and expressly declared as such in the minutes of the Shareholders’ Meetings electing them; in addition, the members of the Board of Directors who may be elected in a separate vote

19 shall be considered independent. It should be noted that the procedures listed in Article 17, I and II of the B3 Novo Mercado Regulations shall only be observed in the process of election of members of the Board of Directors of the Annual Shareholders’ Meeting of 2021, as provided in the Regulation itself. In order to be considered as Independent Board Members, the candidates must submit, before the vote, a justified statement attesting to their compliance with the criteria of independence. The unified term of office of the members of the Board of Directors is two (2) years, reelection being permitted. Accordingly, the members of the Board of Directors who are elected at the Meetings shall stay in office until the Annual Shareholders’ Meeting of 2021. The election of members of the Board of Directors shall comply with the provisions of laws in force and Vale’s By-Laws. In the event the proposed amendment to the By-Laws referred to in item 4.1 is rejected, the Board of Directors will be comprised of 12 principal members and their respective alternates, respecting the provisions in the By-Laws set forth above. The Absentee Ballot considers the scenario of approval of the amendment to the By-Laws referred to in item 4.1 above. In case the amendment to the By-laws is rejected, the indication of Mrs. Clarissa Araújo Lins, candidate for independent member, will no longer compose the ticket for election. We highlight the importance of the shareholders filling in the item 4 of the Absentee Ballot (“In case one of the candidates that compose the chosen ticket is no longer part of it, the votes corresponding to your shares can still be attributed to the referred ticket?”). Law 6,404/1976 establishes, as a rule, the election of members of the Board of Directors by a majority vote, in which those who gather the single ticket or candidates greatest number of votes of those present at the Meetings will be elected. In order to ensure, however, the proportional nature of filling the positions on the Board of Directors, the law created two other electoral mechanisms that grant relevant minority shareholders with material shareholding the possibility to elect members to the Board of Directors, namely: Separate vote

20 Pursuant to Law 6,404/1976, the right to elect a member and his or her respective alternate to the Board of Directors, in a separate vote, is guaranteed to non-controlling shareholders holding (i) common shares representing at least 15% of the voting capital, and (ii) preferred shares without voting rights or restricted voting rights representing at least 10% of the capital stock, excluding shares held in treasury from the total shares or the total number of shares with voting rights. Considering that the Company has only 12 special-class preferred shares (“Golden Shares”), the holder of such shares is not entitled to individually elect a separate member under the terms of paragraph 4 of Article 141 of Law 6,404/1976. However, if the holders of common shares do not reach a quorum of 15% of the total number of common shares issued by Vale, they shall be entitled to separately elect a member as set forth in Article 141, Paragraph 5 of Law 6,404/1976. The exercise of the right to a separate election shall be guaranteed only to shareholders who prove the uninterrupted ownership of their shares during the period of at least three (3) months immediately prior to the holding of the Meetings. Shareholders who opt to take part in the separate election for member of the Board of Directors may not take part in the majority (or cumulative voting) election process, in order to prevent the shares from voting twice. Likewise, shares that have been used in the majority (or cumulative voting) process cannot be used in the separate election process. Cumulative vote Pursuant to Article 141 of Law 6,404/1976 combined with CVM Instruction No. 165/1991, amended by CVM Instruction No. 282/1998, the minimum percentage of shareholding in Vale’s voting capital required to request cumulative voting for the election of members of the Board of Directors is 5% (five percent) of the voting capital. In the cumulative voting procedures, each share will have as many votes as there are positions to fill, and the shareholder can focus them on one candidate or distribute them among several candidates. Also according to Article 141 of Law 6,404/1976, any requests for adoption of the cumulative vote procedure will only be considered valid if received by the Company at least forty-eight (48) hours before the Meetings (i.e., by 10:00 a.m. on April 28, 2019).

21 If the cumulative vote procedure is validly requested by shareholders representing at least 5% (five percent) of the voting capital of the Company, the board of the Meetings shall inform, prior to the vote, the number of votes required to secure the election of each member of the Board of Directors, considering the total number of shareholders present with the right to take part in such resolution. Shareholders who opt to take part in the separate election for member of the Board of Directors may not take part in the majority (or cumulative vote) election process, in order to prevent the shares from voting twice. Likewise, shares that have been used in the majority (or cumulative vote) process cannot be used in the separate election process. In addition, once the cumulative voting procedure for the election of members of the Board of Directors has been adopted, the votes cast by a shareholder who, through Ballot, has opted to abstain from the item of prior distribution of votes to the candidates informed in the Ballot, are considered as abstention in the respective resolution of the Meetings, such that the votes of such shareholders are not included in the quorum of resolution, and therefore these shareholders do not take part in the process of electing the members of the Board of Directors. General notes Pursuant to item 2.4.2, the shareholders must note to not complete the Ballot items in a conflict way (e.g. (a) the completion of favorable instructions simultaneously to items related to the separate election (items 35 and 36), the majority election by slate (items 28 to 31) or the majority election by candidate (items 32 to 34), (b) the completion of favorable instructions simultaneously to items related to the majority election by slate (items 28 to 31) and to the majority election by candidate (items 32 to 34), or (c) to instruct that, in case of multiple vote, their votes must be distributed by equal percentage by the candidates chosen (items 30 and 33) at the same time in which, in the following item, indicates percentages incompatible to the favorable completion of the first instruction), under penalty of such votes being considered invalid and, therefore, disregarded.

22 4.4.1 Members Nominated by Vale’s Employees As provided in Paragraph 2 of Article 11 of the Company’s By-Laws, one member of the Board of Directors and his or her alternate shall be elected and removed, in a separate vote, by Vale’s employees collectively. Thus, the process of direct voting, by Vale’s employees collectively, of one member of the Company’s Board of Directors and his or her respective alternate was conducted by an Electoral Board especially created for this purpose. All employees were invited to run for the position, and twenty (20) tickets for election were formed. The elections were held in February 2019, and after counting of the votes, and confirmation of the result, Ticket 7 - Union and Strength, formed by Mr. Lucio Azevedo and Mr. Iran da Cunha Santos, respectively, principal and alternate, received the highest number of votes. The information below (subject to the terms of items 12.5 to 12.10 of the Reference Form, as set forth in Exhibit 24 of CVM Instruction 480/2009, by virtue of the guidelines set forth in Circular-Letter/CVM/SEP/no. 03/2019), with respect to the members chosen by the employees, whose election shall be approved at the Meetings. Directors Meeting is held Name Lucio Azevedo Iran da Cunha Santos Date of Birth December 8, 1958 June 16, 1963 Profession Machine Engineer Electrician CPF/MF (Individual Taxpayer Number) or Passport 526.635.317-15 611.015.677-91 Elected position to hold Principal Member of the Board of Directors Alternate Member of the Board of Election date April 30, 2019 April 30, 2019 Date of investiture By May 29, 2019 By May 29, 2019 Term of Mandate Until the 2021 Annual Shareholders’ Meeting is held Until the 2021 Annual Shareholders’ Other positions held or duties exercised at Vale Not Applicable Not Applicable Nominated/Elected by the controlling shareholder? (1) No No Independent member? N/A N/A Number of consecutive terms 2 0

23 Main professional experience: Lucio Azevedo He has been a member of Vale’s Board of Directors (since April 2015) and an Employee of Vale S.A. (since 1985), holding the position of machine engineer, assigned to the Trade Union of Railway Company Workers of the States of Maranhão, Pará and Tocantins. His main professional experience in the last 5 years is being the President of the Trade Union of Railway Company Worker of the States of Maranhão, Pará and Tocantins (since 2013), a professional class association. Mr. Lucio Azevedo did not complete high school education Iran da Cunha Santos He was chosen by Vale’s employees for the position of Alternate Member of Vale’s Board of Directors; he has been an employee of Vale in the position of Port Operations Technician II (since February 2017), a position from which he is On Leave to Pursue Union Activities with the Trade Union of Workers in the Ore Prospecting, Research and Extraction Industry in the State of Rio de Janeiro – SINDIMINA/RJ. In 2001, he began his career as a Maintenance Operator I of Vale’s subsidiary, Companhia Portuária Baía de Sepetiba - CPBS, where he also held the positions of Port Operations Supervisor, Specialized Maintenance Technician, Control and Process Technician II and Port Operations Technician II. His main professional experience in the last 5 years includes acting as President of SINDIMINA/RJ (since July 2012). He earned a degree as an Electronics Technician from Colégio Campo Grande in December 1986. Declarations Judicial and administrative convictions (including criminal). The candidates above declared, individually and for all legal purposes, that, over the past five (5) years, they were not subject to (i) any criminal conviction, (ii) any adverse judgment in an administrative proceeding from the Brazilian Securities and Exchange Commission, or (iii) any conviction in a final and unappealable decision, at a judicial or administrative level, that has suspended or disqualified them from performing of any professional or commercial activity. Marital relationship, civil union or family relationship up to second degree.

24 The candidates declared, individually and for all legal purposes, that there is no marital relationship, civil union or family relationship up to second degree between them and (i) Vale’s managers; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale. Relations of Subordination, Provision of Service or Control. The candidates declared, individually and for all legal purposes, that, although they are employees of Vale, they were assigned to the aforementioned trade unions pursuant to the terms of the law in force, and that, therefore, there have been no relations of subordination, provision of service or control, in the past three (3) fiscal years, between them and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above. Declaration of Politically-Exposed Person All candidates declared, individually and for all legal purposes, they are not politically exposed persons under the applicable regulations. Percentage of Attendance at Meetings of the Board of Directors during the Fiscal Year ended December 31, 2018 member at meetings held Percentage of Attendance at Meetings of Committees during the Fiscal Year ended December 31, 2018 Mr. Lucio Azevedo and Mr. Iran da Cunha Santos have not held positions on the Company's Committees in the last fiscal year. Board of Directors Total Meetings held by the respective body during the last fiscal year since the investiture of the Director % of attendance of the after investiture Lucio Azevedo 16 81% Iran da Cunha Santos N/A N/A

25 4.4.2Nominated by the signatory shareholders of Vale S.A.’s Shareholders’ Agreement In accordance with the provisions of Article 10 of CVM Instruction 481/2009 and the guidelines, the table below shows the information on the candidates nominated for election/reelection by the signatory shareholders of Vale's Shareholders’ Agreement dated August 14, 2017, for the positions of principal and alternate members of the Board of Directors, under items 12.5 to 12.10 of the Reference Form, as set forth in Exhibit 24 to CVM Instruction 480/2009, by virtue of the guidelines set forth in Circular-Letter/CVM/SEP/no. 03/2019. We inform that the Board of Directors has recommended that the shareholders approve the below ticket.

26

PRINCIPAL MEMBERS												
Name	JOSÉ MAURÍCIO PEREIRA COELHO	MARCIO HAMILTON FERREIRA	MARCEL JUVINIANO BARROS	MARCELO AUGUSTO DUTRA LABUTO	FERNANDO JORGE BUSO GOMES	EDUARDO DE OLIVEIRA RODRIGUES FILHO	OSCAR AUGUSTO DE CAMARGO FILHO	TOSHIYA ASAHI	JOSÉ LUCIANO DUARTE PENIDO	ISABELLA SABOYA DE ALBUQUERQUE	SANDRA MARIA GUERRA DE AZEVEDO	CLARISSA DE ARAÚJO LINS
Date of Birth	August 4, 1966	January 27, 1972	September 5, 1962	September 3, 1971	June 6, 1956	August 20,1954	March 9, 1938	December 16, 1966	March 8, 1948	August 25, 1970	April 27, 1955	April 12, 1967
Profession	Banker	Business Administrator	Banker	Banker	Banker	Engineer	Lawyer	Degree in Metallurgical Engineering	Mining Engineer	Securities Consultant	Business-woman	Economist
CPF/MF or Passport	853.535.907-91	457.923.641-68	029.310.198-10	536.238.081-53	370.624.177-34	442.810.487-15	030.754.948-87	055.107.797-21	091.760.806-25	017.919.007-55	947.562.798-72	851.458.317-49
Elected position to hold	Principal Member of the Board of Directors	Principal Member of the Board of Directors	Principal Member of the Board of Directors	Principal Member of the Board of Directors	Principal Member of the Board of Directors	Principal Member of the Board of Directors	Principal Member of the Board of Directors	Principal Member of the Board of Directors	Principal Member of the Board of Directors	Principal Member of the Board of Directors	Principal Member of the Board of Directors	Principal Member of the Board of Directors
Election date	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019
Date of investiture	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019
Term of Mandate	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held
Other positions held or duties exercised at Vale	N/A	N/A	Member of the Personnel Committee (since November 2017).	N/A	Member of the Finance Committee (since April 2015), Coordinator of the Sustainability Committee and Member of the Personnel Committee (since November 2017).	Member of the Finance Committee (since 2011) and member of the Sustainability Committee (since November 2017).	Coordinator of the Personnel Committee (since November 2017).	N/A	N/A	N/A	Member of the Governance, Compliance and Risk Committee (since November 2017).	Member of the Sustainability Committee (since November 2017).
Nominated/ Elected by the controlling	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	No	No

27 shareholder? Independent member No No No No No No No No No Yes Yes Yes Number of consecutive terms N/A N/A 5 N/A 2 5 9 1 0 1 1 0

28

VALE

ALTERNATE MEMBERS												
Name	**ARTHUR PRADO SILVA**	**GILMAR DALILO CEZAR WANDERLEY**	**MARCIA FRAGOSO SOARES**	**IVAN LUIZ MODESTO SCHARA**	**JOHAN ALBINO RIBEIRO**	vacant	**HUGO SERRADO STOFFEL**	**YOSHITOMO NISHIMITSU**	**vacant**	**ADRIANO CIVES SEABRA**	vacant	vacant
Date of Birth	April 29, 1972	August 30, 1979	April 23, 1965	October 18, 1966	February 6, 1957	Not Applicable	July 23, 1954	August 5, 1975	Not Applicable	June 19, 1972	Not Applicable	Not Applicable
Profession	Banker	Economist	Civil Engineer	Economist	Lawyer	Not Applicable	Administrator	Geologist	Not Applicable	Engineer	Not Applicable	Not Applicable
CPF/MF or Passport	991.897.047-20	084.489.987-90	863.363.477-53	888.693.267-72	001.307.978-63	Not Applicable	304.429.237-91	060.569.787-61	Not Applicable	016.480.547-81	Not Applicable	Not Applicable
Elected position to hold	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors	Alternate Member of the Board of Directors
Election date	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019	April 30, 2019
Date of investiture	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019	By May 29, 2019
Term of Mandate	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held	Until the 2021 Annual Shareholders' Meeting is held
Other positions held or duties exercised at Vale	Member of the Governance, Compliance and Risk Committee (since November 2017).	Member of the Finance Committee (since September 2014).	N/A	N/A	N/A	Not Applicable	N/A	Member of the Governance, Compliance and Risk Committee (since November 2017).	Not Applicable	N/A	Not Applicable	Not Applicable
Nominated/Elected by the controlling shareholder?	Yes	Yes	Yes	Yes	Yes	Not Applicable	Yes	Yes	Not Applicable	No	Not Applicable	Not Applicable
Independent member	No	No	No	No	No	Not Applicable	No	No	Not Applicable	Yes	Not Applicable	Not Applicable
Number of consecutive terms	2	1	0	0	0	Not Applicable	0	2	Not Applicable	0	Not Applicable	Not Applicable

29 Main professional experience: Principal members: José Maurício Pereira Coelho He is a candidate to be a principal member of Vale’s Board of Directors. His main professional experience in the last 5 years includes: (i) Chief Executive Officer (from 2017 to 2018) and member of the Board of Directors (from 2017 to 2018) of BB Seguridade Participações S.A., a company in the security business; (ii) Vice President of Financial Management and Investor Relations (from 2015 to 2017) and Chief Financial Officer (from 2012 to 2015) of Banco do Brasil S.A., a company in the commercial banking business; (iii) Member of the Board of Directors of Cielo S.A. (from 2012 to 2017); (iv) Member of the Board of Directors and Chairman of the Board of Directors of BB Mapfre SH1 Participações S.A., a company in the insurance business (from 2017 to 2018); (v) Member of the Board of Directors of CNSeg – Confederação Nacional das Empresas de Seguros Sociais, a company in the commercial banking business (from 2017 to 2018); (vi) President of Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (since 2018), a private pension entity holding an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement; (vii) Member of the Board of Directors of Ultrapar Participações S.A., a company engaged in the distribution of fuels, chemicals, logistics for liquid bulk and pharmaceutical retail (since 2015); (viii) Member of the Board of Directors of IRB – Instituto de Resseguros do Brasil, a reinsurance company (since 2017); (ix) Chairman of the Advisory Board of Abrapp – Associação Brasileira das Entidades Fechadas de Previdência Complementar, a private pension company (since 2018). He holds a degree in Accounting from UNIGRANRIO, completed in 1990, he completed an MBA in Finance and Capital Markets from FGV-RJ in 1999, and completed a Specialization in Governance from FGV-RJ in 2003. Marcio Hamilton Ferreira He is a candidate to be a principal member of Vale’s Board of Directors. His main professional experience in the last 5 years includes: (i) Vice President of Internal Controls and Risk Management (from 2017 to 2018) and Vice President of Wholesale Business (since 2017) of Banco do Brasil, a financial company; (ii) Chief Executive Officer of Distribuidora de Ativos e Valores Mobiliários S.A. – BB DTVM, a financial company (from 2015 to 2016); (iii) Investment Officer (from June 2014 to November 2015) and Chairman of the Advisory Board of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, a company in the private pension business (since February

30 2019); (iv) Chief Executive Officer of BB Banco de Investimento S.A., a financial company (since 2019); (v) Chief Executive Officer of BB Leasing S.A., a financial company (since February 2019); (vi) Member of the Executive Board of Federação Brasileira de Bancos – Febraban, a financial company (since 2017); (vii) Member of the Board of Directors of Neoenergia S.A., an energy company (since April 2017); (viii) Member of the Board of Directors of Quod – Gestora de Crédito, a financial company (since May 2017); (ix) Member of the Advisory Board of FGC – Fundo Garantidor de Crédito, a financial company (since November 2017); and (x) Chairman of the Board of Directors of BBDTVM, a financial company (since September 2017)). He has a degree in Business Administration from FAAB – Faculdade de Administração de Brasília completed in December 2006 and he completed a Specialization in Basic Training for Senior Executives from FGV – Fundação Getúlio Vargas in December 2005. Marcel Juviniano Barros He has been a Principal Member of the Board of Directors (since October 2012) and a Member of the Personnel Committee of Vale (since November 2017), where he also served as a Member of the Executive Development Committee (from February 2013 to October 2017). His main professional experience in the last 5 years includes: (i) Officer of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (since 2012), a private pension entity holding an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement; and (ii) Principal Member of Valepar’s Board of Directors (from 2012 to August 2017), a privately-held holding company that controlled Vale until August 14, 2017, when it was merged into Vale. He has a degree in History from FESB - Fundação Municipal de Ensino Superior de Bragança Paulista, completed in December 1995. Marcelo Augusto Dutra Labuto He is a candidate to be a principal member of Vale’s Board of Directors. His main professional experience in the last 5 years includes: (i) Chief Executive Officer (from 2013 to 2017) and member of the Board of Directors (since 2013) of BB Seguridade Participações S.A., a holding company; (ii) Vice-President of Retail Business (since January 2019) and President (from 2018 to 2019) of Banco do Brasil S.A., a government-controlled private company; (iii) Member of the Board of Directors of Brasilprev Seguros e Previdência S.A., a private pension entity (since 2013); (iv) Member of the Board of Directors of Cielo S.A., in the electronic payments business (since 2017); (v) Member of the Board of Directors of Elo Participações S.A., a holding company of non-financial institutions (since 2017); (vi) Member of the Board of Directors of Banco Votorantim S.A., a financial services company (since 2018); (vii)

31 Member of the Board of Directors of Brasildental Operadora de Planos Odontológicos S.A. (from 2014 to 2015); (viii) Member of the Board of Directors of IRB Brasil Seguros (from 2014 to 2017); (ix) Member of the Board of Directors of Companhia Brasileira de Soluções e Serviços (from 2017 to 2018); and (x) Member of the Board of Directors of BB Mapfre SH1 Participações S.A. (from 2014 to 2017). He completed a degree in Business Administration from UNB – Universidade de Brasília in 1994 and in Information System Administration from UNEB – União Educacional de Brasília in 1998 and completed a specialization in Marketing from COPPEAD UFRJ in 1998. Fernando Jorge Buso Gomes He has been the Vice-Chairman of Vale’s Board of Directors (since January 2017), a Member of the Financial Committee (since April 2015), Coordinator of the Sustainability Committee and a Member of the Personnel Committee of Vale (since November 2017), where he also held the positions of Member of the Board of Directors (from April 2015 to January 2017), Coordinator of the Governance and Sustainability Committee (from April 2015 to October 2017) and member of the Executive Development Committee (from April 2015 to October 2017) and the Strategic Committee (from April to October 2017). His main professional experience in the last 5 years includes: (i) Vice-Chairman of the Board of Directors of Valepar S.A. (from January to August 2017), a privately-held holding company that controlled Vale until August 14, 2017, when it was merged into Vale, where he also held the position of (ii) Officer (from April 2015 to August 2017); (iii) Chief Executive Officer (since April 2015) and (iv) Investor Relations Officer of Bradespar S.A. (since April 2015), a publicly-held company that is a signatory to Vale’s Shareholders’ Agreement; (v) Vice-Chairman of Bradespar’s Board of Directors (since April 2018); (vi) Officer of Banco Bradesco BBI S.A. (from December 2006 to April 2015), an investment bank; (vii) Vice-Chairman of the Board of Directors (from May 2011 to April 2014) and (viii) a Principal Member of the Board of Directors of Sete Brasil S.A. (from May 2011 to April 2015), an offshore company; (ix) Member of the Board of Directors of Smartia Corretora de Seguros S.A. (from September 2012 to July 2015), an insurance broker; (x) Chairman of the Board of Directors of SMR Grupo de Investimentos e Participações S.A. (September 2014 to July 2015), a holding company; (xi) Member of the Board of Directors of BCPAR S.A. (from May 2013 to April 2015), a holding company; (xii) Member of the Board of Directors of 2b Capital S.A. (from November 2014 to December 2018), an investment management company, where he also held the position of (xiii) Chief Executive Officer (from March 2015 to June 2016) and (xiv) Officer (from June 2016 to December 2018); (xv) Principal Member of the Board of Directors of BR Towers S.A. (from January 2013 to November 2014), a company engaged in the construction and rental of telecommunications towers; (xvi) Member of the Board of Directors of LOG Commercial Properties S.A.

32 (from 2013 to 2015), a publicly-held construction company; (xvii) Chief Executive Officer of Antares Holdings Ltda., a holding company (from April 2015 to April 2017); (xviii) Chief Executive Officer of Brumado Holdings Ltda. (from April 2015 to April 2017); (xix) Officer of Millennium Security Holdings Corp., a holding company (since October 2015); and (xx) Member of the Investment Committee of Fundo de Investimento em Participações Sondas (from May 2011 to April 2015). He has a bachelor’s degree in Economics from Faculdades Integradas Bennett, completed in June 1979. Eduardo de Oliveira Rodrigues Filho He is a candidate to be a Principal Member of the Board of Directors of Vale, where he currently holds the positions of Alternate Member of the Board of Directors (since April 2011), Member of the Finance Committee (since April 2011) and Member of the Sustainability Committee (since November 2017), and also where he was Member of the Governance and Sustainability Committee (from April 2015 to October 2017). His main professional experience in the last 5 years includes: (i) Principal Member of the Board of Directors (from May 2014 to August 2017) and Alternate Member of the Board of Directors of Valepar S.A. (from April 2008 to January 2012), a privately-held holding company that controlled Vale until August 14, 2017, when it was merged into Vale; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since March 2008), a consulting firm. Prior to that, his professional experience includes: (iii) Commercial Officer of Rio Tinto Brasil (from April 1994 to March 2008), a mining company; and (iv) Commercial Manager of Minerações Brasileiras Reunidas S.A. – MBR (from 1985 to 1994), a mining company. He holds a degree in Civil Engineering form Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ, completed in December 1978, and a graduate degree in Transporting Planning from the University of Westminster, completed in October 2000. Oscar Augusto Camargo Filho He has been a Principal Member of Vale’s Board of Directors (since September 2003) and Coordinator of the Personnel Committee of Vale (since November 2017), where he also held the positions of Member of the Strategic Committee (from March 2006 to October 2017) and Member of the Executive Development Committee (from November 2003 to October 2017). His main professional experience in the last 5 years includes: (i) Principal Member of the Board of Directors of Valepar S.A. (from September 2003 to May 2014), a privately-held holding company that controlled Vale until August 14, 2017, when it was merged into Vale; (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since October 2003), a consulting firm. Prior to that, he also held

33 the positions of: (iii) RH Secretary to Board and Commercial Officer at Motores Perkins (from 1963 to 1973); (iv) Commercial Officer of Minerações Brasileiras-Reunidas S.A. - MBR and Icomi Ind. e Com. de Minérios (Caemi Group) (from 1973 to 1981), a privately-held mining company; (v) Chief Executive Officer of Caemi Internacional and HR and Commercial Vice President of Caemi Group (from 1981 to 1988), a mining company; (vi) Member of the Board of Quebec Cartier Mining in Montreal – Canada (from 1988 to 1992), a mining company based in Canada; (vii) Chief Executive Officer of Caemi Mineração e Siderurgia (holding company of Caemi Group) (from 1988 to 1992 and from 1996 to 2002), a publicly-held mining company; and (viii) Member of the Board of MRS Logística S.A. (from 1996 to 2002) a publicly-held railway transport company. He holds a Law degree from the Law School of Universidade de São Paulo completed in December 1963, and he completed a graduate degree in International Marketing from the University of Cambridge - England in September 1971. Toshiya Asahi He has been a principal Member of Vale’s Board of Directors (since October 2017). His main professional experience in the last 5 years includes: (i) Vice President of Mitsui & Co. (Brasil) S.A. (since July 2015), a trading and investment company controlled by Mitsui & Co., Ltd., a signatory to Vale’s Shareholders’ Agreement; (ii) General Manager of New Metals and Aluminum of Mitsui & Co., Ltd. (from April 2014 to July 2015), a publicly-held foreign trading company, which is a signatory to Vale’s Shareholders’ Agreement, where he also served as (iii) Executive Assistant (from April 2012 to April 2014). He completed a degree in Metallurgical Engineering from Kyushu University in March 1990. José Luciano Duarte Penido He is a candidate to be Principal Member of Vale’s Board of Directors. His main professional experience in the last 5 years includes: (i) Chairman of the Board of Directors of Fibria Celulose (from September 2009 to January 2019), a publicly-traded company in the sector of planted forests and production of pulp and paper, controlled by Banco Nacional do Desenvolvimento Econômico Social – BNDES; (ii) independent Member of the Board of Directors and Member of the Sustainability and Audit Committees of Banco Santander Brasil (since 2017), a publicly-traded financial institution; (iii) independent Member of the Board of Directors and Member of the HR and Sustainability Committees of Copersucar S.A. (since 2013), a privately-held sugar and ethanol logistics and sales company; (iv) independent Member of the Board of Directors and of the Personnel and Organizational Development Committee and the Sustainability and Social Responsibility Committee of Química Amparo Ypê (since

34 2013), a privately-held company that produces and sells household cleaning products; (v) independent Member of the Board of Directors, the Human Talent Committee and the Audit and Risk Committee of Algar S.A. (since 2016), a privately-held company in the telecom, farming, hotel and entertainment sectors; (vi) Chief Executive Officer of Samarco Mineração S.A. (from 1992 to 2003), a company in which Vale holds 50% of the capital stock. He completed a degree in Mine Engineering from Escola de Engenharia da Universidade Federal de Minas Gerais in December 1970. Isabella Saboya de Albuquerque She has been an independent Principal Member of Vale’s Board of Directors (since October 2017). Her main professional experience in the last 5 years includes: (i) Member of the Board of Directors of Wiz Soluções e Corretagem de Seguros S.A. (since April 2016), a publicly-held insurance company; (ii) Member of the Fiscal Council of Bradespar S.A. (from April to July 2016), a publicly-held company signatory to Vale’s Shareholders’ Agreement; (iii) Principal Member of the Board of Directors of Instituto Brasileiro de Governança Corporativa – IBGC (from March 2016 to March 2019), a non-profit institution; (iv) Member of the Fiscal Council of Mills S.A. (from April 2016 to April 2017), a publicly-held engineering company; (v) Member of the Board of Directors of Br Malls S.A. (from May 2016 to March 2017), a shopping center holding company; and (vi) Partner of Jardim Botânico Investimentos S.A. (from May 2009 to January 2015), a fund management company. She holds a degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro – PUCRJ, completed in 1993. Sandra Maria Guerra de Azevedo She has been an Independent Principal Member of the Board of Directors (since October 2017) and Member of Vale’s Governance, Compliance and Risk Committee (since November 2017). Her main professional experience in the last 5 years includes: (i) Founding Partner at Better Governance Consulting Services (since 2005), a consulting company; (ii) Member of the Board of Directors (from April 2015 to April 2018) of Vix Logística S.A., a publicly-held logistics company; (iii) Member of the Board of Directors of Global Reporting Initiative – GRI (since January 2017), an international organization in the sustainability sector; and (iv) Member of the Board of Directors of Companhia Paranaense de Energia - Copel S.A. (from October 2016 to April 2017), a publicly-held company in the energy sector; and (v) Chairwoman of the Board of Directors of Instituto Brasileiro de Governança Corporativa - IBGC, a non-profit organization (from March 2012 to March 2016). She holds an undergraduate degree in Social Communication – Journalism from Universidade Paulista and a Master’s Degree in Business Administration from Universidade de São Paulo – USP.

35 Clarissa de Araújo Lins She is a candidate to be an independent Principal Member of the Board of Directors of Vale, where she has held the positions of independent Member of the Sustainability Committee (since November 2017), under the Company’s independence criteria. Her main professional experience in the last 5 years includes: (i) Founding partner of Catavento Consultoria (since August 2013), a privately-held company in the strategy and sustainability consulting sector; (ii) Officer of Instituto Brasileiro de Petróleo, Gás e Biocombustíveis – IBP, in the oil and gas sector (since May 2016); and (iii) Member of the Board of Directors of Petróleo Brasileiro S.A. – Petrobrás (since May 2018), a publicly-traded oil and gas company; (iv) Senior Fellow of Centro de Energia e Infraestrutura do CEBRI – Centro Brasileiro de Relações Internacionais (since July 2017), a think tank institution. She completed a degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio in December 1988 and completed her Master’s Degree in Economics from PUC-Rio in December 1990. Alternate Members: Arthur Prado Silva He has been an Alternate Member of Vale’s Board of Directors (since July 2015) and a Member of the Governance, Compliance and Risk Committee of Vale (since November 2017), where he also held the positions of Member of the Controllership Committee from April to October 2017, and member of the Governance and Sustainability Committee (from April 2015 to July 2016). His main professional experience in the last 5 years includes: (i) Member of the Board of Directors of Valepar S.A. (from July 2015 to August 2017), a privately-held holding company that controlled Vale until August 14, 2017, when it was merged into Vale; (ii) Principal Member of the Board of Directors of Litel Participações S.A. (since July 2015), a holding company and a signatory to Vale’s Shareholders’ Agreement, where he also held the position of (iii) Principal Member of the Board of Directors of Litela Participações S.A. (since July 2015) and (iv) of Litel B Participações S.A. (from July 2015 to July 2016), publicly-held holding companies that are controlled by Litel Participações S.A., (v) Executive Manager of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (since April 2013), a private pension entity, which holds an indirect interest in the Company through Litel Participações S.A., which in turn is a signatory to Vale’s Shareholders’ Agreement; (vi) Member of the Audit Committee of Tupy S.A. (from 2011 to 2015), a publicly-held company in the metallurgy industry business, controlled by Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI; (vii) Principal Member of the Board of Directors of Sul 116 Participações S.A. (from 2011 to 2015), a publicly-held holding company; (viii) Principal Member of the Board of Directors of 521 Participações S.A.

36 (from April 2006 to April 2018), a publicly-held holding company; (ix) Principal Member of the Board of Directors of GTD Participações S.A. (from 2008 to 2013), a publicly-held holding company, and (x) Member of the Finance Committee of Neoenergia S.A., in the energy sector (since April 2018). He holds a Law degree completed in December 1999, and graduate degrees in Controllership and Finance, completed in May 2001, and in Tax Law, completed in March 2009, all from Universidade Cândido Mendes, and an MBA in Corporate Finance from Fundação Getúlio Vargas, completed in December 2003. Gilmar Dalilo Cezar Wanderley He has been an Alternate Member of Vale’s Board of Directors (since November 2017) and a Member of the Finance Committee of Vale (since September 2014), where he has also held the position of Member of the Governance and Sustainability Committee (from April 2011 to April 2015). His main professional experience in the last 5 years includes: (i) Member of the Board of Directors and Chief Financial Officer of Litel Participações S.A. (since March 2012), a company that is a signatory to Vale’s Shareholders’ Agreement; (ii) Manager of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (since February 2012), a private pension entity holding an indirect interest in the Company through Litel Participações S.A., which in turn is a signatory to Vale’s Shareholders’ Agreement; (iii) Alternate Member of the Board of Directors of 521 Participações S.A. (since April 2012), a publicly-held holding company; (iv) Chief Financial Officer and Principal Member of the Board of Directors of Litela Participações S.A. (since March 2012), a corporation controlled by Litel Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement; (v) Principal Member of the Board of Directors of Valepar S.A. (from April 2012 to August 2017), a privately-held holding company which controlled Vale until August 14, 2017, when it was merged Participações Universidade completed a into Vale; (vi) Alternate Member of the Board of Directors of 521 S.A. (since April 2012). He completed a degree in Economics from Federal Fluminense – UFF, in Rio de Janeiro, in April 2004, and he graduate program in Social Security Management from UFF, in October 2015, and a Master’s degree in Production Engineering with emphasis in Planning, Management and Business Finance from UFF, completed in April 2008. Marcia Fragoso Soares She is a candidate to be an Alternate Member of Vale’s Board of Directors. Her main professional experience in the last 5 years includes: (i) Consultant at Franchetti & Merola, in the engineering projects business (since 2018); (ii) Superintendent of Engineering of Entrevias – Patria S.A. Group, in the road concessions business (from

37 June 2017 to December 2017); (iii) Consultant at Patria S.A. Group, in the investments business (from 2016 to 2017); (iv) Implementation Officer at Via 040 S.A. - Invepar Group, in the road concessions business (from 2014 to 2015); and (v) Superintendent of Engineering and Operations at Linha Amarela S.A. - Invepar Group (from 2012 to 2013). She holds a degree in Civil Engineering from Faculdade Reunidas Nuno Lisboa, completed in 1987. She completed an MBA in Business Management from FGV in 2013, a Master’s Degree in Transport Engineering from COPPE/UFRJ in 2004, and a Specialization in Board of Directors from FDC in 2016. Ivan Luiz Modesto Schara He is a candidate to be an Alternate Member of Vale’s Board of Directors, a position he previously held from 2003 to 2005, in addition to being a member of Vale’s Finance Committee from 2005 to 2009. His main professional experience in the last 5 years includes: (i) Executive Manager at Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, a private pension business that holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement (since 2009); (ii) Chairman of the Board of Directors of Sauipe S.A., in the tourism business (from 2009 to 2018); (iii) Member of the Finance Committee of Paranapanema S.A., in the metallurgy business (since 2018); and (iv) Member of the Board of Directors of 521 Participações S.A., a company under liquidation in the shareholding business (since 2018). He completed a degree in Economics from PUC/SP in 1990. He completed an MBA in Business Administration from IBMEC/RJ in 1998, an MBA in Corporate Finance and Corporate Law from Fundação Getúlio Vargas/RJ in 2000 and an MBA in Corporate Governance from IBMEC/PDG/RJ in 2001. He also completed a Masters’ Degree in Business Administration from IBMEC/RJ in 2008. Johan Albino Ribeiro He is a candidate to be an Alternate Member of Vale’s Board of Directors. His main professional experience in the last 5 years includes: (i) Departmental Officer of Banco Bradesco S.A. (from March 2013 to March 2017), a financial institution of Bradespar S.A. (Bradespar and Banco Bradesco are under common control); (ii) Officer of Banco Bradesco Berj S.A. (from March 2017 to February 2019), a financial institution; (iii) Officer of Bradespar S.A. (since March 2017), a holding company that is signatory to Vale’s Shareholders’ Agreement. He completed degrees in Law and Social Sciences from Universidade de São Paulo in December 1930 and completed an MBA in Management for Graduates from Fundação Getúlio Vargas – São Paulo in December 1994.

38 Hugo Serrado Stoffel He is a candidate to be an Alternate Member of Vale’s Board of Directors. He was an alternate member of the Board of Directors of Valepar S.A. (from October 2004 to March 2008), a privately-held holding company that controlled Vale until August 14, 2017, when it was merged into Vale. His main professional experience in the last 5 years includes: (i) Managing Partner of CWH Consultoria em Gestão Empresarial (since October 2013), a consulting firm. Before that, he also held the positions of (ii) Commercial Officer of Minerações Brasileiras Reunidas S.A. - MBR, a mining company, where he also served as CEO (from 1996 to 2004), Executive Officer and member of the Board of Directors; (iii) CEO of Pará Pigmentos S.A., a privately-held kaolin extraction company; (iv) Member of the Board of Directors of Quebec Cartier Mining, a mining company based in Canada; and (v) Member of the Board of Directors of MRS Logística S.A., a publicly-held railway transport company. He has a degree in Business Administration from Universidade do Estado do Rio de Janeiro, completed in December 1978, and completed the Advanced Management Program at INSEAD, in France, in July 1987. Yoshitomo Nishimitsu He has been an Alternate Member of the Board of Directors (since April 2015) and a Member of Vale’s Governance, Compliance and Risk Committee (since November 2017). His main professional experience in the last 5 years includes: (i) Alternate Member of the Board of Directors of Valepar S.A. (from May 2014 to April 2015), a privately-held holding company that controlled Vale until August 14, 2017, when it was merged into Vale; (ii) he held, between April 2001 and March 2014, several positions at Mitsui & Co., Ltd., a publicly-held foreign trading company, which is a signatory to Vale’s Shareholders’ Agreement; and, (iii) General Manager of the Mineral and Metals Resources Division of Mitsui & Co. (Brasil) S.A. (since March 2014). He has a degree in Geology from Kobe University, completed in March 1999, and holds a graduate degree in Geology from Kyoto University, completed in March 2001. Adriano Vices Seabra He is a candidate to be an alternate member of Vale’s Board of Directors. His main professional experience in the last 5 years includes: (i) Partner, Manager and Head of Analysis of Fides Asset Management (from March 2015 to May 2016), a fund management firm; (ii) Manager and Head of Analysis of Opus Gestão de Recursos (from August 2011 to January 2015), a fund management firm; (iii) Member of the

39 Board of Directors of Even Construtora S.A. (from April 2015 to October 2015), a publicly-traded incorporation and construction company; (iv) Member of the Board of Directors of Sanepar S.A. (since April 2017), a publicly-traded water and sanitation company; (v) Alternate Member of the Fiscal Council of Copasa S.A. (since April 2018), a publicly-traded water and sanitation company, where he also served as Member of the Fiscal Council (from April 2017 to April 2018); (vi) Member of the Board of Directors of CESP S.A. (since April 2017), a publicly-traded electricity generation company; (vii) Member of the Board of Directors of Eletropaulo S.A. (from April 2018 to November 2018), a publicly-traded electricity distribution company, where he also served as Member of the Audit Committee (from April 2018 to December 2018); (viii) Member of the Board of Directors of Banrisul S.A. (since June 2018), a publicly-traded financial institution. He completed a degree in Electronic Engineering from Universidade Federal do Rio de Janeiro – UFRJ in 1994. Declarations Judicial and administrative convictions (including criminal). All the candidates above declared, individually and for all legal purposes, that, over the past five (5) years, they were not subject to (i) any criminal conviction, (ii) any adverse judgment in an administrative proceeding from the Brazilian Securities and Exchange Commission, or (iii) any conviction in a final and unappealable decision, at a judicial or administrative level, that has suspended or disqualified them from performing of any professional or commercial activity. Marital relationship, civil union or family relationship up to second degree. All the candidates declared, individually and for all legal purposes, that there is no marital relationship, civil union or family relationship up to second degree between them and (i) Vale’s managers; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale. Relations of Subordination, Provision of Service or Control. Except for Mr. José Maurício Pereira Coelho, Mr. Oscar Augusto Camargo Filho, Mr. Ivan Luiz Modesto Schara, Ms. Isabella Saboya de Albuquerque, Mr. Gilmar Dalilo

40 Cezar Wanderley, Mr. Hugo Serrado Stoffel, Mr. Eduardo de Oliveira Rodrigues Filho, Mr. Johan Albino Ribeiro and Mr. José Luciano Duarte Penido, as specified below, all candidates declared, individually and for all legal purposes, that there has been no relation of subordination, provision of service or control in the past three (3) fiscal years, between them and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above. Mr. José Maurício Pereira Coelho declares, for all legal purposes, that (a) there has been no relation of subordination, provision of service or control in the past three (3) fiscal years, between him and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above and (b) there has been relation of subordination, provision of service or control in the past three (3) fiscal years, between him and a controlling shareholder, direct or indirect, of Vale, due to the fact that he is currently the President of Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, a corporation holding indirect equity interest in Vale, through Litel Participações S.A.. Mr. Oscar Augusto Camargo Filho declares, for all legal purposes, that (a) there has been no relation of subordination, provision of service or control in the past three (3) fiscal years, between him and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above and (b) there has been a relation of subordination, provision of service or control in the last three (3) fiscal years, between him and a controlling shareholder, direct or indirect, of Vale, due to the fact that he is currently the Managing Partner of CWH Consultoria em Gestão Empresarial, which has a consulting service agreement with to Mitsui & Co., Ltd. Mr. Ivan Luiz Modesto Schara declares, for all legal purposes, that (a) there has been no relation of subordination, provision of service or control in the past three (3) fiscal years, between him and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above and (b) there has been a relation of subordination,

41 provision of service or control in the past three (3) fiscal years, between him and a controlling shareholder, direct or indirect, of Vale, due to the fact that he is currently an Executive Manager of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil. Ms. Isabella Saboya de Albuquerque declares, for all legal purposes, that (a) there has been no relation of subordination, provision of service or control in the past three (3) fiscal years, between her and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above and (b) there has been relation of subordination, provision of service or control in the past three (3) fiscal years, between her and a controlling shareholder, direct or indirect, of Vale, due to the fact that she held the position of member of the Fiscal Council of Bradespar from April 2016 to July 2016. Mr. Gilmar Dalilo Cezar Wanderley declares, for all legal purposes, that (a) there has been no relation of subordination, provision of service or control in the past three (3) fiscal years, between him and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above and (b) there has been relation of subordination, provision of service or control in the past three (3) fiscal years, between him and a controlling shareholder, direct or indirect, of Vale, due to the fact that he is currently an employee of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil and a manager of Litel Participações S.A. Mr. Hugo Serrado Stoffel declares, for all legal purposes, that (a) there has been no relation of subordination, provision of service or control in the past three (3) fiscal years, between him and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above and (b) there has been relation of subordination, provision of service or control in the past three (3) fiscal years, between him and a controlling shareholder, direct or indirect, of Vale, due to the fact that he is currently Managing Partner of CWH Consultoria em Gestão Empresarial, a company that has a consulting service agreement with Mitsui & Co. Ltd. Mr. Eduardo de Oliveira Rodrigues Filho declares, for all legal purposes, that (a) there has been no relation of subordination, provision of service or control in the past three (3) fiscal years, between him and (i) a direct or indirect subsidiary of Vale, except for

42 those in which Vale holds, directly or indirectly, total capital stock; (ii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above and (b) there has been relation of subordination, provision of service or control in the past three (3) fiscal years, between him and a controlling shareholder, direct or indirect, of Vale, due to the fact that he is currently Managing Partner of CWH Consultoria em Gestão Empresarial, which provides services to Mitsui&Co. Mr. Johan Albino Ribeiro declares, for all legal purposes, that (a) there has been no relation of subordination, provision of service or control in the past three (3) fiscal years, between him and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above and (b) there has been relation of subordination, provision of service or control in the past three (3) fiscal years, between him and a controlling shareholder, direct or indirect, of Vale, due to the fact that he is currently an Officer of Bradespar S.A. (since March 2017), a holding company that is a signatory to Vale’s Shareholders’ Agreement. Mr. José Luciano Duarte Penido declares, for all legal purposes, that (a) there has been no relation of subordination, provision of service or control in the past three (3) fiscal years, between him and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above and (b) there has been relation of subordination, provision of service or control in the past three (3) fiscal years, between him and a controlling shareholder, direct or indirect, of Vale, due to the fact that, between 2009 and 2018, he was Chairman of the Board of Directors of Fibria Celulose, whose controlling shareholder was Banco Nacional de Desenvolvimento Econômico Social – BNDES. Declaration of Politically-Exposed Person Except for Mr. José Maurício Pereira Coelho, Mr. Marcio Hamilton Ferreira, Mr. Marcelo Augusto Dutra Labuto and Ms. Clarissa de Araújo Lins, as specified below, all candidates declared, individually and for all legal purposes, they are not politically exposed persons under the applicable regulations.

43

Mr. José Maurício Pereira Coelho declared himself to be politically exposed, since he held a position under the by-laws at Banco do Brasil. S.A., from 2009 to 2017, and at BB Seguridade Participações S.A., from 2017 to 2018.

Mr. Marcio Hamilton Ferreira declared himself to be politically exposed, since he held positions under the by-laws at Banco do Brasil S.A.

Mr. Marcelo Augusto Dutra Labuto declared himself to be politically exposed, since he held positions under the by-laws at Banco do Brasil S.A.

Ms. Clarissa de Araújo Lins declared herself to be politically exposed, due to her position as member of the Board of Directors of Petróleo Brasileiro S.A. – Petrobrás.

Percentage of Attendance at Meetings of the Board of Directors during the Fiscal Year ended December 31, 2018

Board of Directors	Total Meetings held by the respective body during the last fiscal year since the investiture of the Director	% of attendance of the member at meetings held after investiture
José Maurício Pereira Coelho	N/A	N/A
Marcio Hamilton Ferreira	N/A	N/A
Marcel Juviniano Barros	16	94%
Marcelo Augusto Dutra Labuto	N/A	N/A
Fernando Jorge Buso Gomes	16	94%
Eduardo de Oliveira Rodrigues Filho	16	13%
Oscar Augusto Camargo Filho	16	75%
Toshiya Asahi	16	88%
José Luciano Duarte Penido	N/A	N/A
Isabella Saboya de Albuquerque	16	94%
Sandra Maria Guerra de Azevedo	16	100%
Clarissa de Araújo Lins	N/A	N/A
Arthur Prado Silva (1)	16	0%
Gilmar Dalilo Cezar Wanderley (1)	16	6%
Marcia Fragoso Soares (1)	N/A	N/A
Ivan Luiz Modesto Schara (1)	N/A	N/A
Johan Albino Ribeiro (1)	N/A	N/A
Hugo Serrado Stoffel (1)	N/A	N/A
Yoshitomo Nishimitsu (1)	16	6%

44 (1) Alternate Member. Percentage of Attendance at Meetings of Committees during the Fiscal Year ended December 31, 2018 The information below refers exclusively to the aforementioned candidates who held a position on a Company Committee in the last fiscal year, divided below by Committee. member at meetings member at meetings held member at meetings Sustainability Committee Total Meetings held by the respective body during the last fiscal year since the investiture of the member of the Committee % of attendance of the held after investiture Fernando Jorge Buso Gomes 11 73% Eduardo de Oliveira Rodrigues Filho 11 100% Clarissa de Araújo Lins 11 91% Personnel Committee Total Meetings held by the respective body during the last fiscal year since the investiture of the member of the Committee % of attendance of the after investiture Oscar Augusto Camargo Filho 12 100% Marcel Juviniano Barros 12 100% Fernando Jorge Buso Gomes 12 92% Governance, Compliance and Risk Committee Total Meetings held by the respective body during the last fiscal year since the investiture of the member of the Committee % of attendance of the member at meetings held after investiture Yoshitomo Nishimitsu 14 100% Arthur Prado Silva 14 79% Sandra Maria Guerra de Azevedo 14 100% Finance Committee Total Meetings held by the respective body during the last fiscal year since the investiture of the member of the Committee % of attendance of the held after investiture Gilmar Dalilo Cezar Wanderley 18 94% Fernando Jorge Buso Gomes 18 83% Eduardo de Oliveira Rodrigues Filho 18 94% Adriano Cives Seabra (1) N/A N/A

45 4.4.3. Nominated by minority shareholders In accordance with the provisions of Article 10 of CVM Instruction 481/2009 and guidance contained in Circular Letter CVM / SEP / No. 03/2019, we inform in Exhibit VIII of the Manual the information related to items 12.5 to 12.10 of the Reference Form, as set forth in Appendix 24 of CVM Instruction No. 480/2009, of the candidates for effective member and alternate of the Board of Directors appointed by minority shareholders supported by Geração Futuro L. Par Fundo de Investimento em Ações, Genial Gestão de Recursos Ltda., Alaska Master Black FIA-BDR Nível I, Alaska Range FIM, Alaska Poland FIA-BDR Nível I, Alaska Investimentos Ltda., Victor Adler and José Pais Rangel, to apply for the multiple vote process, if installed. It should be noted that candidates will not apply for the separate voting process. 4.5 – Election of the members of the Fiscal Council Pursuant to Articles 30 and 31 of Vale’s By-Laws, the Fiscal Council is a permanently functioning body, formed by three (3) to five (5) members, who shall remain in their positions until the first Annual Shareholders’ Meeting after their election. The election of the members of the Fiscal Council shall comply with the provisions of the legislation in force and of Vale’s By-Laws. The table below shows the information on the candidates nominated for election/reelection by the controlling shareholders, for the positions of principal and alternate members of the Fiscal Council, in accordance with the provisions of Article 10 of CVM Instruction 481/2009 and the guidelines in Circular-Letter/CVM/SEP/no. 03/2019 (under items 12.5 to 12.10 of the Reference Form, as set forth in Exhibit 24 to CVM Instruction 480/2009). 4.5.1 Nominated by the signatory shareholders of Vale’s Shareholders’ We inform that the Board of Directors has recommended that the shareholders approve the below ticket. Principal Members Name Marcelo Amaral Moraes (1) Marcus Vinícius Dias Severini(1) Eduardo Cesar Pasa Date of Birth July 10, 1967 October 2, 1957 September 2, 1970

46 Meeting is held (1) There is no nomination of an alternate member for this candidate. Council Meeting is held Alternate Members Name Vacant Vacant NELSON DE MENEZES FILHO Date of Birth N/A N/A October 8, 1956 Profession N/A N/A Engineer CPF/MF or Passport N/A N/A 756.878.878-49 Elected position to hold N/A N/A Alternate Member of the Fiscal Election date N/A N/A April 30, 2019 Date of investiture N/A N/A By May 29, 2019 Term of Mandate N/A N/A Until the 2020 Annual Shareholders’ Other positions held or duties exercised at Vale N/A N/A N/A Nominated/Elected by the controlling shareholder? N/A N/A Yes Independent member? N/A N/A N/A Profession Degree in Economics Accountant Banker CPF/MF or Passport 929.390.077-72 632.856.067-20 541.035.920-87 Elected position to hold Principal Member of the Fiscal Council Principal Member of the Fiscal Council Principal Member of the Fiscal Council Election date April 30, 2019 April 30, 2019 April 30, 2019 Date of investiture By May 29, 2019 By May 29, 2019 By May 29, 2019 Term of Mandate Until the 2020 Annual Shareholders’ Meeting is held Until the 2020 Annual Shareholders’ Meeting is held Until the 2020 Annual Shareholders’ Other positions held or duties exercised at Vale N/A N/A N/A Nominated/Elected by the controlling shareholder? Yes Yes Yes Independent member? N/A N/A N/A Number of consecutive terms 16 2 2

47 Main professional experience: Principal Members Marcelo Amaral Moraes He has been a Principal Member of the Fiscal Council of Vale (since April 2004), where he also held the position of Alternate Member of the Board of Directors (from May to August 2003). His main professional experience in the last 5 years includes: (i) Member of the Board of Directors of CPFL Energia S.A., a publicly-held company in the energy sector (since April 2017); (ii) Member of the Fiscal Council of Aceco TI S.A., a private company in the construction sector (since March 2016); (iii) Member of the Board of Directors of Eternit S.A. (since April 2016), a publicly-held company specializing in various activities such as exploration of agricultural activities, purchase and sale of gold, industrialization of cement, concrete, and plaster products, among others; (iv) Executive Officer of Capital Dynamics Investimentos Ltda. (from January 2012 to April 2015), a Swiss fund manager; (v) Member of the Fiscal Council of Gol Linhas Aéreas Inteligentes S.A. (since May 2018), a publicly-traded airline company; and (vi) Member of the Fiscal Council of Linx S.A. (since May 2018), a publicly-traded company in the technology sector. He holds an undergraduate degree in Economics from Universidade Federal do Rio de Janeiro – UFRJ, completed in January 1991; an MBA in Business Administration from COPPEAD at UFRJ, completed in November 1993; and a graduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas, completed in November 2003. Marcus Vinícius Dias Severini He has been a Principal Member of the Fiscal Council of Vale (since October 2017), where he also held the position of Controllership Officer (from October 1994 to March 2015). His main professional experience in the last 5 years includes: (i) member of the Audit Committee of Fundação Vale do Rio Doce de Seguridade Social – VALIA, a privately-held, non-profit private pension fund company, organized by Vale (since January 2019); (ii) Member of the Fiscal Council of BRF S.A. (since April 2015), a publicly-held company in the food sector and (iii) Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A. (from April 2015 to April 2018), a publicly-held company in the construction sector. He holds an undergraduate degree in Electrical Engineering from Universidade Federal Fluminense – UFF completed in Number of consecutive terms N/A N/A N/A

48 December 1979, in Accounting Sciences from UniverCidade completed in December 2003 and a specialization in Economic Engineering from UniSUAW completed in December 1981. Eduardo Cesar Pasa Principal Member of the Fiscal Council of Vale (since April 2017), where he also held the position of Coordinating Member of Vale’s Controllership Committee (from April 2014 to August 2017). His main professional experience in the last 5 years includes: (i) Director of the Accounting Department of Banco do Brasil S.A. (since April 2015), a financial institution, (ii) Member of the Advisory Board of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (since April 2010), a supplementary social security entity, which holds an indirect stake in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement; (iii) Member of the Fiscal Council of Petrobrás S.A. (since April 2017), a publicly-held company in the oil sector, (iv) General Accounting Manager (from March 2009 to April 2015); (v) Principal Member of the Fiscal Council of Eletrobras - Centrais Elétricas Brasileiras S.A. (April 2015 to April 2017), a publicly-held company operating in the electric energy sector; (vi) Principal Member of the Fiscal Council of Cateno Gestão de Contas de Pagamento S.A. (from April 2016 to April 2017), a closely held company and service provider; (vii) Principal Member of the Fiscal Council of Cassi - Caixa de Assistência dos Funcionários de Banco do Brasil S.A. (from April 2010 to April 2014), a closely held company that operates in the health sector; (viii) Alternate Member of the Fiscal Council of Banco Votorantim S.A. (from April 2009 to April 2015), a financial institution; and (ix) Principal Member of the Fiscal Council of BBTS - BB Tecnologia e Serviços (from April 2008 to April 2015), a closely held company and service provider. He holds an undergraduate degree in Accounting Sciences from Centro Universitário de Brasília – UniCeub, completed in September 1995; a Lato-Sensu Graduate Degree in Accounting Sciences from the Economics Graduate School of Fundação Getulio Vargas – FGV, completed in July 1997; and a Master’s Degree in Accounting Sciences from the Economics, Business and Accounting School of Universidade de São Paulo (USP) completed in April 2003.

49 Declarations Judicial and administrative convictions (including criminal). All the candidates above declared, individually and for all legal purposes, that, over the past five (5) years, they were not subject to (i) any criminal conviction, (ii) any adverse judgment in an administrative proceeding from the Brazilian Securities and Exchange Commission, or (iii) any conviction in a final and unappealable decision, at a judicial or administrative level, that has suspended or disqualified them from performing of any professional or commercial activity. Marital relationship, civil union or family relationship up to second degree. All the candidates declared, individually and for all legal purposes, that there is no marital relationship, civil union or family relationship up to second degree between them and (i) Vale’s managers; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale. Relations of Subordination, Provision of Service or Control. All the candidates declared, individually and for all legal purposes, that there have been no relations of subordination, provision of service or control, in the past three (3) fiscal years, between them and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above. Declaration of Politically-Exposed Person All the candidates declared, individually and for all legal purposes, they are not politically exposed persons under the applicable regulations, except for Mr. Eduardo Pasa, who declared himself to be politically exposed, pursuant to CVM Instruction 301 of April 16, 1999, as amended, since he holds a position of the Director of the Accounting Department of Banco do Brasil.

50 Percentage of Attendance at Meetings of the Fiscal Council during the Fiscal Year ended December 31, 2018 member at meetings held after 4.5.2 Nominated by minority shareholders In accordance with the provisions of Article 10 of CVM Instruction 481/2009 and guidance contained in Circular Letter CVM / SEP / No. 03/2019, we inform in Exhibit VIII of the Manual the information related to the items 12.5 to 12.10 of the Reference Form, as set forth in Appendix 24 of CVM Instruction No. 480/2009, of the candidates for effective member and alternate of the Fiscal Council indicated by common minority shareholders supported by Geração Futuro L. Par Fundo de Investimento em Ações, Genial Gestão de Recursos Ltda., Alaska Master Black FIA-BDR Nível I, Alaska Range FIM, Alaska Poland FIA-BDR Nível I, Alaska Investimentos Ltda., Victor Adler and José Pais Rangel, to apply for the voting process provided for in Article 161, paragraph 4, item "b "Of Law 6404/76. 4.6 Setting the compensation of management and members of the Fiscal Council for the year 2019 To vote on this subject, the shareholders are provided with the following documents: (i) the proposal on the compensation of management and members of the Fiscal Council, which is described under item 13.12 of Exhibit III of this Manual. (ii) information included under Item 13 of the Reference Form, as set forth in subsection II of Article 12 of CVM Instruction 481/2009, which are included in Exhibit III of this Manual. Fiscal Council Total Meetings held by the respective body during the last fiscal year since the investiture of the Director % of attendance of the investiture Marcelo Amaral Moraes 12 100% Marcus Vinícius Dias Severini 12 100% Eduardo Cesar Pasa 12 100% Nelson de Menezes Filho N/A N/A

51 (iii) Presentation on the global management compensation, which is included in Exhibit VI of this Manual. It should be noted that the proposal submitted for resolution of the Shareholders reflects a resolution of the Board of Directors to suspend payment/award of the variable compensation of Executive Officers (2018 Bonus/Profit Sharing and 2016 Matching), which was originally planned to occur in 2019 and is longer are part of this group’s compensation for this year. The amounts are suspended until there is more clarity on the results of the ongoing investigation.

52 V. ADDITIONAL INFORMATION Any questions or clarifications on the matters listed in the Agenda of the Meetings can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, including through email at vale.ri@vale.com.

53 VI. PROXY VOTE TEMPLATE [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [ ] e inscrito no CPF/MF sob o nº [_ ], residente e domiciliado [ENDEREÇO], na Cidade [ ], Estado [ ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante nas Assembleias Gerais Extraordinária e Ordinária da Vale S.A., a serem realizadas, cumulativamente em primeira convocação no dia 30 de abril de 2019, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente, para assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessas Assembleias, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo: Ordem do dia: 1) Alteração do caput e do §2º do Art. 11 e do caput do Art. 15 do Estatuto Social da Vale: ( ) a favor ( ) contra ( ) abstenção 2) Apreciação do relatório e das contas da administração e exame, discussão e votação das demonstrações financeiras, referentes ao exercício social encerrado [SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[_ _] and holder of CPF/MF # [_ _], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_ ], State of [_ ] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at the Extraordinary and Annual Shareholders’ Meetings to be held cumulatively on first call on April 30, 2019, at 10 a.m., and, if necessary, on second call on a date to be duly informed, with powers to sign the Attendance Book of Shareholders of Vale S.A. and the corresponding minutes of such Shareholders’ Meetings, and assess, discuss and vote on matters included in the agenda, in accordance with the voting instructions below: Agenda: 1) Amendment of head paragraph and Paragraph 2 of Article 11 and the head paragraph of Article 15 of Vale’s By-Laws. ( ) Pro ( ) Against ( ) Abstain 2) Evaluation of management’s report and accounts and analysis, discussion and vote on the financial statements for

54 em 31 de dezembro de 2018: ( ) a favor ( ) contra ( ) abstenção 3) Proposta para a destinação do resultado do exercício de 2018, e a consequente aprovação da proposta de Orçamento de Capital da Vale, para fins do Art. 196 da Lei nº 6.404/1976: ( ) a favor ( ) contra ( ) abstenção 4) Eleição dos membros do Conselho de Administração: ( ) a favor ( ) contra ( ) abstenção 5) Eleição dos membros do Conselho Fiscal: ( ) a favor ( ) contra ( ) abstenção 6) Fixação da remuneração dos administradores e dos membros do Conselho Fiscal para o ano de 2019: ( ) a favor ( ) contra ( ) abstenção Este instrumento é válido por [_ _], a partir da data de sua assinatura. [Local], [Data]. [Acionista] the fiscal year ended December 31, 2018: ( ) Pro ( ) Against ( ) Abstain 3) Proposal for the allocation of profits for the 2018 fiscal year, and the consequent approval of Vale’s Capital Budget, for the purposes of Article 196 of Law 6,404/1976: ( ) Pro ( ) Against ( ) Abstain 4) Election of the members of the Board of Directors: ( ) Pro ( ) Against ( ) Abstain 5) Election of the members of the Fiscal Council: ( ) Pro ( ) Against ( ) Abstain 6) Setting the compensation of management and members of the Fiscal Council for the year 2019: ( ) Pro ( ) Against ( ) Abstain This power of attorney shall remain in effect from [_ _] until [ ]. [Place], [Date]. [Shareholder]

. REPORT FROM ADMINISTRATION 2018 Report from Administration 1

Rupture of Dam I in Brumadinho In the early afternoon of January 25th, 2019, there was a rupture of the Dam I in the Córrego do Feijão Mine in Brumadinho (MG) and, since then, Vale has been making every effort to meet the needs of those affected and to mitigate damages. Since the first days following the rupture of the Dam I, Vale’s initiatives have had four main purposes: (i) assistance to the affected people and recovery of the area affected by the rupture of the Dam I, (ii) determination of the causes of the rupture of the Dam I, (iii) assurance of the safety of the upstream structures and of the surrounding communities, and (iv) acceleration of the decommissioning or de-characterization process of our remaining upstream dams. (i) Assistance to the affected people and recovery of the affected area On January 27th, 2019, our Board of Directors established the Extraordinary Independent Consulting Committee for Support and Recovery (“CIAE for Support and Recovery”), dedicated to monitoring the measures to assist the affected people and to recover the area affected by the rupture of the Dam I. The committee is coordinated by Leonardo Pereira, former president of the Brazilian Exchange Commission (Comissão de Valores Mobiliários – CVM), and also includes Ana Cristina Barros and Márcio Gagliato, all external and independent members. Please find below the detailed qualification of the CIAE for Support and Recovery members. Report from Administration 2 Leonardo Pereira - President at CVM from 2012 to 2017. Independent Advisor of the Oversight Advisory Committee of the World Health Organization. Engineer and economist. Masters in Administration from Warwick University and specialization at AOTs, Japan. Visiting Fellow at Harvard Law School for negotiation and corporate governance. Global experience of more than 25 years in the capital markets. Ana Cristina Barros - 30 years dedicated to the defense of the environment and sustainable development. Served as National Secretary of Biodiversity and Forests in the Ministry of Environment. Accomplishments: design and promotion of the Rural Environmental Registry, support for the creation of Conservation Units and national policies for management of indigenous lands, negotiations with the Global Environment Fund and representation of Brazil in the assessment of its Biodiversity Policy by the OECD. Márcio Gagliato - Masters in Social Psychology (PUC) and PhD from the Faculty of Public Health (USP). Technical consultant for United Nations agencies and international non-governmental organizations, more than 12 years of experience in humanitarian responses, including actions in Libya, Iran, Syria, Gaza, South Sudan, Somalia, Zimbabwe among others. Awarded with Fellowship Programme in Human Rights by the University of Columbia (NY). Specialist in emergencies with the Pan American Health Organization and participation in the “Reference Group of the Permanent Interagency Committee on Mental Health and Psychosocial Support in Humanitarian Emergencies”.

Similarly, on January 28th, 2019, Vale’s Executive Board established the Crisis Response Committee (“CRC”) to speed up the processes of providing assistance to the affected people and environmental recovery. As part of the emergency measures, approximately four hundred Vale employees were assigned to work in the area, providing care to the affected people, in addition to more than two hundred contractors, acting jointly with the Fire Department, Public Defender and other agencies. In addition to the people assigned to provide assistance, helicopters, equipment, ambulances, beds, and the most diverse forms of support and assistance to those affected were made available. As part of these actions, Vale donated R$ 100,000 to each of the victims’ families, R$ 50,000 per property to those that resided in the self-rescue zone, and R$ 15,000 to those whose business activities were impacted, allowing for the mitigation of the damages from the accident, on an emergency basis. Vale has structures set up for exclusive treatment of the impacted animals that have been rescued, enabling emergency care and recovery so that they can be returned to their homes. In addition to these units, in regards to animal care, we count on the support of veterinary clinics and hospitals in Belo Horizonte. You may find, later on in this document, in the box “Main initiatives” some of the actions realized by Vale. Our purpose is to accelerate the payments of indemnification through negotiation as opposed to judicialization, efficiently serving all the affected people. Report from Administration 3 Preliminary Agreement for Indemnification Reinforcing our commitment towards repairing the damages caused by the rupture of the Dam I, in an expedited and comprehensive manner, Vale signed, at the Court of Appeals of Minas Gerais , at a hearing, a Preliminary Agreement for Indemnification with several public authorities and representatives of those affected, which will allow for anticipating the payments of emergency compensation to every person residing in the city of Brumadinho on the date of rupture of the Dam I. The people living within 1km from the Paraopeba Riverbed, from Brumadinho to the city of Pompéu, will also be assisted, covering nearly 100 thousand people. The agreement also provides for the following measures: •Advance payment of indemnification through monthly payments equivalent to one minimum wage per adult, 1/2 minimum wage per teenager and 1/4 per child, for the period of one year starting from January 25th, 2019. •Independent technical assistance for the affected people to negotiate their individual compensations. •Reimbursement or direct payment of the extraordinary expenses of the State of Minas Gerais, including expenses with transportation, lodging and meals of the officers involved with rescue works and other emergency actions.

(ii) Determination of causes of the rupture of the Dam I In order to determine the causes of the rupture of the Dam I in the most efficient way possible, the Board of Directors established, on January 27th, 2019, the Extraordinary Independent Consulting Committee for Investigation (“CIAE for Investigation”). This committee, coordinated by Dr. Ellen Gracie, retired Minister of the Federal Supreme Court, also comprises Jose Francisco Compagno and Manuel de Almeida Martins, all external and independent members, with flawless reputation and experienced in the themes related to their roles. Please find below the detailed qualification of the CIAE for Investigation members. (iii) Assurance of the safety of the upstream structures communities and of the surrounding The third set of measures aims to ensure the safety of the upstream structures and of the surrounding communities. As such, Vale has been continuously investing in the safety and maintenance of its dams, with standards aligned and constantly updated with the most stringent international practices. Vale is adopting a series of preventive measures to increase the safety conditions of its structures, such as the constant monitoring of all of Vale’s structures, specially the upstream ones. In the scope of regulation, the National Mining Agency ("ANM") now requires a non-drained safety factor of at least 1.3. In this context, some of Vale's structures – by Vale’s own initiative - were placed at emergency level 2 and with initiatives from the company to increase their safety and stability. Vale is working to strengthen some of its upstream structures and evaluating engineering solutions for the remainder, as a way to increase the safety of the surrounding population. Report from Administration 4 Dr. Ellen Gracie - Retired Minister of the Federal Supreme Court and of the Electoral Superior Court, President of the Special Committee for Investigation at Petrobras, President of the Special Committee for Investigation at Eletrobras. Jose Francisco Compagno - Leadership Partner of the Forensic Department at EY between 2002 and 2018, and Leadership Partner for Transaction Support from 2001 to 2005. Auditing Partner at Artur Andersen from 1998 to 2001. Director of Auditing at Coopers & Lybrand Auditores Independentes from 1987 to 1998. Graduated in Accounting Sciences at FMU - SP. Member of the Executive Committee at EY from 2016 to 2017. Manuel de Almeida Martins - Civil Engineer graduated from the School of Engineering of the Federal University of Rio de Janeiro (UFRJ) in 1971, with specialization in geotechnical engineering and dam engineering. He carried out activities for thirty years in studies, project detailing, construction monitoring, supervision, quality control, monitoring and assessments on safety of dams and foundation works in large Brazilian companies as a geotechnical engineer and department manager specialized in geotechnics. For the last twenty years, he has worked as an Independent Consultant in geotechnical engineering for infrastructure projects, mainly dams.

Vale's goal is to ensure the safety of structures and communities. In this sense, Vale is providing all necessary assistance and support to the impacted communities. With ANM's new regulatory parameters, within two months Vale will be able to state which structures will be resumed with security and stability and which will go through improvement works. On February 15th, 2019, Vale’s Board of Directors decided to create the Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”), to assist the Board with matters related to the diagnosis of the safety conditions, management and mitigation of the risks related to Vale’s tailings dams. The committee is also tasked with recommending, if needed, measures to be taken to strengthen safety conditions of the dams. The CIAESB, coordinated by Flávio Miguez de Mello, also includes Willy Lacerda and Pedro Repetto, all independent and external members. Please find below the detailed qualification of the CIAESB members. Report from Administration 5

Report from Administration 6 Flávio Miguez de Mello - Civil engineer with specialization in hydraulics (1967) from the Federal University of Rio de Janeiro (UFRJ), with master's degree in Geology Science (1975) from UFRJ. Miguez is a reference in engineering of dams. He has taken courses and trainings in the USA, Canada and Portugal, has taught courses at several universities since 1968, has published more than 100 technical papers in Brazil and abroad, and has managed consulting companies and technical institutions in Brazil and abroad, among which, the International Commission of Large Dams, the Brazilian Committee on Dams, the National Academy of Engineering in Brazil, the School of Engineering of UFRJ, and received several academic and professional awards. He has worked on several dam projects in Brazil and abroad. Willy Lacerda - Graduated in Civil Engineering from the Escola Nacional de Engenharia da Universidade do Brasil (1958), Masters’ degree in Geotechnical Engineering from University of California - Berkeley (1969) and PhD in Geotechnical Engineering from University of California - Berkeley (1976). He participated in the creation of the Geotechnical Institute of the city of Rio de Janeiro in 1966. During his teaching as a professor at COPPE - Federal University of Rio de Janeiro (UFRJ), from 1967 to 2007, he supervised over 50 Masters’ theses and 18 PhD dissertations. He has over 150 published papers in journals and academic congress publications. He is currently a collaborating professor at COPPE - Federal University of Rio de Janeiro (UFRJ). He has experience in Civil Engineering, with emphasis in slope stability, mainly acting on the following matters: embankments on soft clay, earth dams, landslides, slope stability, collapsible soils, soil mechanics and tropical soils. He was President of the Brazilian Association of Soil Mechanics and Geotechnical Engineering (ABMS) from 1996 to 2000, where he currently is a partner and permanent member of the Board of Directors. Former president of JTC1 – Joint Technical Committee on Landslides and Engineered Slopes, of the following three international societies: ISSMGE, ISRM and IAEG – from 2006 to 2010, where he currently stands as one of its core members. He received the title of Emeritus professor of UFRJ in October 2010. He was nominated for the National Academy of Engineering in Brazil (ANE) in 2012. He was nominated as Eminent Professor by Escola Politécnica of UFRJ in 2015. He is the coordinator of INCT - Geotechnical Institute for Rehabilitation of Slopes and Plains – REAGEO since 2008. Pedro Repetto - Mr. Repetto is a licensed civil-geotechnical engineer with over 50 years of experience in over 500 projects in 28 countries, including Brazil. Before becoming an independent consultant in 2008, he was Principal and Vice President of URS Corporation in Denver, where he served as Mining Business Line Manager, Office Manager, and Manager of the Engineering Division, the Civil/Geotechnical Group, and the Mining Group. His areas of expertise in the mining industry include tailings storage facilities, heap leach facilities, waste rock dumps, pit slope stability and foundations for mining structures. He has participated in the design and evaluation of dozens of tailings facilities comprising all types of tailings deposition technologies, including conventional slurry, high-density thickened tailings and dry stacking (filtered tailings). Mr. Repetto was a Principal Professor of

Vale's objective is to ensure the safety of structures and communities. As such, Vale is providing all necessary assistance and support to the impacted communities. (iv) Acceleration of the decommissioning or de-characterization process of upstream dams The fourth set of measures aims to prevent and further mitigate the risks of accidents involving dams in the future. In fact, the decommissioning or de-characterization process of the existing upstream dams was already underway and, after the rupture, the Company decided to accelerate the process for the remaining dams, which are already inactive. The projects are being prepared and will be submitted for the evaluation of the competent bodies so that the activities of the decommissioning or de-characterization process may start on an urgency basis. After the rupture of the Dam I of Córrego do Feijão, Vale underwent through internal transformations in its structure, processes and personnel. Many initiatives have already been taken and many other initiatives are being planned at the moment, with strengthening, even further, the safety of all of the Company’s operations. the objective of Report from Administration 7 Geotechnical Engineering at Catholic University of Peru for over 20 years. He served as an expert to the Federal Institute for Geosciences and Natural Resources of Germany for the organization and teaching of continuing education courses on mining wastes, including tailings. He has served as a Principal Investigator or co-Principal Investigator for three earthquake engineering research projects sponsored by National Science Foundation.

1 Updated on March 25th, 2019 Report from Administration 8 Main initiatives1 Humanitarian Actions From the first moments after the breach of Dam I, at the Córrego do Feijão Mine, in Brumadinho (MG), Vale has given its full support to those affected and their families. Humanitarian assistance includes, among other actions, psychological and social support, emergency medical care, accommodation in hotels, hostels and provisional housing, and a supply of food, personal hygiene items and essentials, medicines, clothing and transportation. Below are details of Vale’s actions in the region: •R$ 2.6 million transferred to the Municipality of Brumadinho to purchase emergency equipment and hire professionals in the health and psychosocial areas, with the objective of increasing the municipality's humanitarian aid to those affected. • R$ 8.4 million invested in state-of-the-art equipment for the Instituto Médico Legal (IML) in Belo Horizonte. • R$ 20 million invested in the support package to the Fire Service of Minas Gerais (CBMMG) for equipment purchase, infrastructure improvements and professional training. • Donations of R$ 100,000 for each affected family that has lost a member due to the breach: 269 payments made. • Donations of R$ 50 thousand, per property, to those who resided in the self-rescue zone: 91 payments made. •Donations of R$ 15 thousand to those who had their business affected (previous registration); 70 payments made. • Donation of R$ 5 thousand to each of the families living in the self-rescue zone of the Sul Superior dam of the Gongo Soco mine in Barão de Cocais: 148 payments made. • R$ 289 million used to purchase medicine, water, equipment and on various logistics costs. • More than 400 professionals currently working in 5 service stations for those affected in Brumadinho, Belo Horizonte, Nova Lima and Itabiritos. • More than 6.8 thousand medical and psychological consultations held. • More than 51 thousand pharmaceutical items purchased. •More than 44 million liters of water for human consumption, animal and agricultural irrigation were distributed to 21 municipalities. • 10 hospitals and health units mobilized to attend those affected. • 322 accommodations units made available.

Report from Administration 9 Emergency indemnification •The agreement with competent authorities allows the anticipation of emergency indemnification payment to Brumadinho residents and to people living next to Ri Paraopeba riverbank, between the cities of Brumadinho and Pompeú. •Indemnity amounts: monthly payment of one minimum wage per adult, 50% of the minimum wage per teenager, and 25% of the minimum wage per child, for a period of 12 months, starting from January 25th, 2019. •Vale will keep paying 2/3 of the salaries of all own and third-party employees who died in the breach until the company signs the final indemnity agreement, in addition to maintaining the wages of the missing employees. •Guarantee of employment or salary for own and third-party employees of Brumadinho, until December 31st, 2019. •Health insurance for the family members of deceased employees and third-party contractors, subject to a registration scheme, with coverage throughout the state of Minas Gerais. Widowers or partners will receive lifetime insurance while dependents will be covered until they reach the age of 22. • Psychological assistance to employees until discharge. • R$ 920 in daycare assistance for employees with children up to the age of 3. • R$ 998 in educational assistance for children of employees until they turn 18. Environment and fauna After the rupture of the Dam I, Vale implemented detailed monitoring activities in the river, including daily water and soil sampling and turbidity level analysis. •65 stations for daily water and sediment collection were installed along Paraopeba river, Três Marias reservoir and São Francisco river. The work – a compilation of 300,000 analyses carried out so far – is being conducted by four specialized laboratories hired by Vale and involves approximately 250 professionals. Vale hired the Coordination Department of Graduate Engineering Programs of the Federal University of Rio de Janeiro (Coppe-UFRJ) to evaluate the adopted methodology and validate the data already presented by the four laboratories. The assurance that the river can be recovered came from ecotoxicology tests that measured the effects of chemical elements in organisms that are sensitive to environmental changes, found along the Paraopeba basin

Report from Administration 10 and the San Francisco river, including the river mouth in the Atlantic Ocean. Tests with bacteria showed that the previous conditions are being maintained after the plume flow, being non-toxic in 97% of the samples. Regarding the fish contamination analyses, the results demonstrate zero toxicity for 100% of the samples collected from these aquatic organisms so far. Water supply The distribution of piped water by water utilities that supply the cities along the Paraopeba river and the metropolitan region of Belo Horizonte remain unaltered. However, as a preventive measure, Vale has been studying options to strengthen the supply system and to ensure water security for these populations, in the event of potential water shortages in the next drought periods. One example is what is being carried out in Pará de Minas, whose water supply depended on the Paraopeba river. Some emergency measures have already been taken, including the reactivation of three water catchment wells and improvement in the water pumping system in two other streams in the region. Drilling of new wells and surface catchment works are also underway. By the first half of 2020, Vale will build a 50-km pipeline that will collect water from the Pará river to directly supply Pará de Minas. The expected flow is expected to be 284 liters per second, the same quantity that the city collected from the Paraopeba river before the dam rupture. In the future, with the recovery of Paraopeba river, this pipeline will double the capacity to collect water to supply Pará de Minas, becoming a legacy to the city. Fauna • Rental of a farm and installation of a structure for sheltering and treating animals • 468 animals rescued. • 79 fishes rescued. •190 professionals (among veterinarians, biologists and technicians) working with the rescue of the local fauna. Vale also has two structures in place for the exclusive treatment of the affected animals that have been rescued, enabling emergency care and recovery so that they may be returned to their homes: Córrego do Feijão Veterinary Hospital, which is prepared for hospitalization and emergency surgeries, and the Fauna Shelter Farm, located near the city of Brumadinho, which has a medical outpatient clinic for emergency care and a shelter space for animals. Besides these units, considering animal care, we have the support of veterinary hospitals and clinics in Belo Horizonte.

Report from Administration 11 Tailings retention works Section 1 (up to 10 Km from the Dam I breach site): •Vale will build a dike (consisting of blocks of compacted rock) for the retention of the thicker and heavier tailings. In parallel, the transport and storage of rocks that will be used in the construction of the structure is in progress. •Vale will install more hydraulic barriers and small dams to assist in the tailings control process. •The company is also studying the implementation of a Water Treatment Station (ETA) to reduce the turbidity of the water in the Ferro-Carvão stream. The purpose is to return the cleaned water to the Paraopeba River. •The company has also begun removing the tailings that blocked a stretch of the Alberto Flores Avenue and the installation of a metal barrier to prevent the tailings from covering the road again. •Construction of a 50-meter metal bridge to restore access to the communities of Parque da Cachoeira and Córrego do Feijão to the central area of Brumadinho. Section 2 (10 to 30 Km area that stretches to the city of Juatuba): •Vale is mobilizing and installing equipment that will be used to dredge the coarsest debris, like sand and stones. The main objectives are cleaning and de-sanding the Paraopeba river channel. •The residue will be collected by two dredgers and will be properly disposed outside of the Permanent Preservation Area (APP) of the river. Section 3 (range of 170 Km of Paraopeba river between Juatuba and the Retiro Baixo Plant): •Installation of five turbidity barriers (membranes): three in the Pará de Minas region and two others in the municipalities of Juatuba and Betim, before the Igarapé Thermoelectric Plant; • Up to this moment, the efficiency of the barriers installed in the river results in a 10% to 15% reduction in the water turbidity levels. Residents and rural producers with activities in the affected region are receiving supplies of water for human consumption, drinking water for animals and irrigation water. The support is intended for farmers and families mapped by Vale, by the Agriculture Department of Brumadinho and by the Company for Technical Assistance and Rural Extension of the State of Minas Gerais (Emater-MG).

Report from Administration 12 Dams •The upstream dams, currently inactive, will be decommissioned or de-characterized. •The de-characterization assumes an intervention with the objective of completely stripping the structure of the characteristics that define it as a dam. Regarding the relocations •By determination of the ANM, Vale has raised to Emergency Level 2 alert of the Emergency Action Plan for Mining Dams (PAEBM) at the Sul Superior dam (Barão de Cocais); B3 / B4 and Vargem Grande dams (Nova Lima); and, Forquilha I, II, III and Grupo dams (Ouro Preto). •Vale preventively initiated level 3 of the PAEBM of Sul Superior after the independent audit team reported that the dam was at imminent risk of rupture. The level 3 warning siren was then activated as per the PAEBM's protocol. •Vale has reallocated approximately 700 people that live in the self-rescue zone (area of up to 10 km downstream from the tailings dam) in the municipalities of Barão dos Cocais, Nova Lima and Ouro Preto. •Out of this total amount, approximately 500 people are allocated to hotels and the remainder opted to stay with relatives. •In Brumadinho, the total amount of reallocated people was 265. •Detailing of people reallocated by dam: oBarão de Cocais, Nova Lima and Ouro Preto: Sul Superior: approximately 442 people Forquilhas I, II and III: 4 people B3/B4: 201 people Vargem Grande: 27 people oBrumadinho: Barragem I: 265 people Vale regrets the effects caused on the families of those affected and reiterates that it continues to provide all necessary support to the families until the situation is normalized.

Report from Administration 13 Financial and Accounting Impacts of the Rupture of Brumadinho Dam I Shareholders’ remuneration On January 27th, 2019, the Board of Directors determined the suspension of the Shareholders' Remuneration Policy, and consequently the non-payment of dividends and interest on capital, and any other resolution on the shares buyback. For further details on the payment of the minimum legal dividends referring to the year ended on December 31st, 2018, see “Shareholders’ remuneration.” Executive compensation At this same meeting, the Board of Directors also decided to suspend the payment of the variable compensation of the Executive Officers. These amounts will remain suspended until there is more clarity on the results of the ongoing investigation. Accelerated decommissioning or de-characterization plan Vale currently has dams built by the upstream heightening method, all of which are inactive. These structures will undergo de-characterization works and will cease to exist. The estimated numbers calculated on January 29th, 2019, four days after the event, based on preliminary studies, indicated expenditures of R$ 5 billion for the removal and reprocessing of all existing material in the dams, followed by the complete recovery of the areas. Prior to that, previous plans for the decommissioning of these dams were based on methods that ensured the physical and chemical stability of the structures, however, without the removal and processing of the existing tailings. After the event, the Company is working on a detailed plan of individual engineering for each of these dams that will allow their total de-characterization. Up to the present time it is not possible to estimate the costs to be incurred in these de-characterizations and, as soon as a reliable estimate is defined, the Company will disclose and recognize the obligation in 2019. Accounting impacts From an accounting point of view, the rupture of Dam I represents an event subsequent to the financial statements as of December 31st, 2018. Therefore, its accounting impacts will be reflected in the financial statements referring to the year of 2019, beginning with the financial statements for the quarter ended on March 31st, 2019.

Report from Administration 14 Vale is subject to significant liabilities and contingencies due to the rupture of Dam I. Vale is already participating in several investigations and judicial and administrative proceedings brought by authorities and by affected people, and new proceedings are expected. Vale is still evaluating these liabilities and contingencies and will make provisions, based on the agreements entered into. Due to the preliminary stage of the investigations and processes, it is not possible to determine a reliable set of results or estimates of the potential exposure related to the rupture of the Dam I at this time. Due to the rupture of the Dam I and the decision to stop operations to accelerate the decommissioning or de-characterization of upstream dams, Vale carried out the write-off of the assets of the Córrego do Feijão Mine and the assets related to upstream dams in Brazil, resulting in an accounting loss that will impact the Company’s balance sheet and income statement in the first quarter of 2019. The costs incurred to date are mainly related to donations, initial indemnification, humanitarian assistance, equipment, legal counsel, among others. Provisions and contingent liabilities Vale is still evaluating the potential liabilities that may arise from the failure of the Dam I. Due to the preliminary stage of the various claims and contingencies, it is not possible to determine a reliable set of results or estimates of the potential exposure. Therefore, the value of other costs related to the failure of the Dam I, which will be recognized in 2019, could not yet be estimated. For more information, refer to the explanatory notes of the financial statements of December 31st, 2018. Investigations, prosecutions and judicial asset freezing As a result of the failure of the Dam I, the state court of Minas Gerais determined, in injunctions handed down in compliance with the interlocutory reliefs filed by the Prosecution Office of the State of Minas Gerais and by the State of Minas Gerais, the unavailability and freezing of the approximate total value of R$ 11 billion from Vale. Of this amount, Vale was ordered to make a judicial deposit of approximately R$ 7.4 billion in compliance with two court orders.

Report from Administration 15 The Labor Court, in response to the request of the Labor Prosecution Office in the context of a public-interest civil action, determined: (i) the freezing of R$ 1.6 billion to ensure the indemnification of employees and contractors working in Córrego do Feijão Mine at the moment of the failure of the Dam I; (ii) the maintenance of the payment of wages to the relatives of the employees and contractors who disappeared, until the actual confirmation of life or death; (iii) payment of funeral expenses, transfer of bodies, burial of all its deceased employee and contractors; and, (iv) other administrative measures. The 2nd Civil Court of Nova Lima, at the request of the Public Defender’s Office of the State of Minas Gerais and the Public Prosecution Office of the State of Minas Gerais, determined the freezing of funds on Vale's bank accounts amounting to R$ 1 billion, aiming to ensure potential reimbursements to cover for losses from the removal occurred in the community of São Sebastião de Águas Claras - Macacos. The Court of Barão de Cocais determined the freezing of Vale's funds on the amount of R$ 2.95 billion, aiming to ensure the reimbursements of any potential losses, property and non-property related, suffered by the people affected by removal that occurred or that may occur in relation to Sul Superior Dam, of the Gongo Soco Mine, in Barão de Cocais. The Court of Belo Horizonte determined the presentation of a report issued by an independent technical auditing firm on the stability condition of the Sul Superior structure, in Gongo Soco, and the development of an action plan to be submitted for approval by ANM and Environmental Secretary of the State of Minas Gerais (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável – SEMAD). The judge on duty refused to grant the request for freezing of Vale’s funds on the amount of R$ 120 million to cover for the cost of the technical auditing of the structures included in the Public Civil Action. In addition, Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA) and SEMAD imposed administrative sanctions in the amount of R$ 250 million and approximately R$ 99 million, respectively. In addition to the processes described above, Vale is a defendant in several other investigations, including criminal investigations, administrative and judicial proceedings, which may result in other asset freezes, payments of fines and indemnifications.

Specifically, in regards to indemnifications, the Company has the objective of reaching agreements with the competent authorities in order to efficiently support the affected people and promote the due reparation to the other damages caused. Report from Administration 16 Class actions in the United States Vale and some of its executives were considered defendants in claims for civil class actions in federal courts in New York brought by holders of American Depositary Receipts ("ADR") issued by Vale, based on the U.S. Federal Securities Laws. The lawsuits claim that Vale made false and misleading statements or failed to make disclosures related to the potential risks and hazards of the failure of the Dam I of Córrego do Feijão mine. The plaintiffs did not specify the value of the alleged damages in those actions. Vale intends to defend itself from these proceedings and to prepare a complete defense against these claims. As a consequence of the preliminary nature of these lawsuits, it is not possible to determine a reliable set of results or estimates of the potential exposure at this moment, therefore, it was not possible to estimate the amount of the provision that will be recognized in 2019. For more information, refer to the explanatory notes of the financial statements of December 31st, 2018.

Corporate socio-environmental responsibility Investments Throughout 2018, Vale invested R$ 2.1 billion in corporate socio-environmental responsibility. This total is a result of the sum of R$ 1.7 billion invested in environmental protection and conservation and another R$ 421 million regarding social programs. Through the Vale Foundation, the investment was R$ 51 million in social projects that prioritize work and income generation, health and education in 67 municipalities in the states of Pará, Maranhão, Minas Gerais, Espírito Santo, and Rio de Janeiro. For 2019, Vale will have the Social Investment area, created at the end of 2018, with the objective of ensuring effectiveness and compliance of the company's and Vale Foundation's socio-cultural projects. Vale's commitment to climate change was reflected in the establishment of a new goal of reduction of carbon emissions in 2018: 16% by 2030, based on the year 2017, increasing from the previous goal of 5% by 2020. The goals for 2030 were also revised and expanded for water savings and for the recovery of degraded areas. They respectively aim to reduce globally the specific use of new water by 10% and to recover 100,000 hectares of degraded area in our operations and in adjacent areas. With two years of voluntary membership in the Task Force on Climate-related Financial Disclosures (TCFD), Vale prepared, in 2018, scenarios studies recommended for both low carbon saving and failure to meet the target defined in the Paris Agreement. These studies will support the identification of key risks and material opportunities related to climate change. With regard to Human Rights, in 2018, Vale invested in the training in Human Rights for its leadership, with a recommendation to be carried out by all employees. The company is a signatory to the Guiding Principles on Safety and Human Rights, and has its policy on the subject published since 2009. The involvement of employees and managers is reinforced by the Sustainability KPI program, which impacts on variable remuneration and covers critical environmental and social issue indicators. Renova Foundation Report from Administration 17

The work performed by the Renova Foundation, with the objective of achieving socio-environmental and socio-economic restoration of the region impacted by the failure of Fundão Dam in 2015, belonging to Samarco, has been evolving consistently. Since November 2015, approximately R$ 5.3 billion have been invested in the programs agreed in the Transaction and Consent Decree (TTAC), with R$ 4.8 billion in remediation actions and R$ 0.4 billion in compensation actions. In the scope of remediation actions, since 2015, approximately R$ 1.3 billion have been paid in indemnities, representing more than 26 thousand people assisted. In 2018, investments totaled more than R$ 2.0 billion, R$ 596 million of which in indemnities. As important socio-environmental milestones, the planting of 800 hectares, the enclosure of APPs (Permanent Preservation Areas) in 37 rural properties and around 1,000 springs in the process of restoration, are expected to reach another 500 in 2019. In the socio-economic context, it is worth highlighting the construction in progress of Novo Bento Rodrigues, and the approval of the urban project of Paracatu for more than 90% of the families, besides the indemnities paid. Commitments One of the socio-environmental commitments assumed by Vale is the decommissioning or de-characterization of all its dams built using the upstream heightening method. The plan was presented to the Brazilian authorities in January 2019, in the face of the tragic failure of Dam I of Córrego de Feijão Mine in Brumadinho (MG), and also plans to de-characterize structures such as tailings dams to reintegrate them into the environment. The initial estimate, based on preliminary studies carried out on January 29th, 2019, indicated expenditures of R$ 5 billion for the removal and reprocessing of all material in the dams, followed by the total recovery of the areas in the process of de-characterization. Prior to the event, plans for the de-characterization of these dams were, up to that moment, based on methods that ensured the physical and chemical stability of structures without necessarily predicting the removal and processing of existing tailings. After the event, the Company is working on a detailed plan of individual engineering for each of these dams that will allow its total de-characterization. Up to the present time it is not possible to define the costs to be incurred in these de-characterizations and as soon as a new solid estimate is defined, the Company will disclose and recognize the obligation in 2019. In order to carry out the decommissioning works of the upstream dams with speed and safety, Vale will temporarily halt the production of the units where the structures are located, with resumption of operations as the decommissioning works are completed. Report from Administration 18

Impacts on production Following the Brumadinho dam rupture, Vale´s iron ore fines annualized production was impacted by the equivalent of about 92.8 Mtpy: • 40 Mtpy from Feijão, Vargem Grande and Fábrica complexes, as a result of the following events: (i) on February 4th, 2019 (and again on February 20th, 2019), Vale disclosed its intention to advance the de-characterization/decommissioning process of all its upstream dams; (ii) on February 18th, 2019, ANM published the new Resolution N° 4 recommending higher dam safety parameters; (iii) on February 20th, 2019, Vale confirmed that Vargem Grande, Grupo and Forquilha I, II and III tailings dams safety parameters could be potentially lower than what the new resolution recommended; and, (iv) on February 20th, 2019, ANM promoted inspections to the sites and determined the suspension of activities at the entire Vargem Grande Complex and Fábrica Mine; as informed in the press release “Clarification on the Vargem Grande, Grupo and Forquilha I, II and III dams,” dated March 1st, 2019. 30 Mtpy from Brucutu mine, following the decision held by the Court of the Comarca of Santa Barbara, within the scope of the public civil action no 5000153-77.2019.8.13.0572, filed by the Public Prosecution Office of the State of Minas Gerais (“MPMG”), as informed in the press release “Vale reports on Public Civil Actions,” dated March 25th, 2019. 12.8 Mtpy from Timbopeba mine, following the decision held by the 2nd Civil Court of the Comarca of Ouro Preto, within the scope of the public civil action n° 5000435-60.2019.8.13.0461, filed by the MPMG, as informed in the press release “Vale on the Timbopeba mine operations,” dated March 15th, 2019. 10 Mtpy from Alegria mine, following Vale’s decision to temporarily suspend on a preventive basis the Alegria mine operation, as informed in the press release “Vale informs on operation of the Alegria mine,” dated March 20th, 2019. • • • Pellets production was impacted by 11 Mtpy, as result of the stoppage of the Fábrica and Vargem Grande pelletizing plants, as informed in the press release “Vale announces the decommissioning of all its upstream tailings dams,” dated January 29th, 2019. Transparency Vale presents its Sustainability Report annually as an initiative for transparency and disclosure of information on the main topics related to its business. The sustainability report is produced in accordance with the GRI methodology, the most widely disseminated internationally, and its latest version is available on the company's website. Report from Administration 19

Corporate Governance Vale, its leadership and employees guide their behavior by the highest ethical standards. However, if a deviation is suspected, the company has an Ethics and Conduct Office channel that can be used by anyone, including employees, contractors, suppliers, and members of communities within the company's areas of activity. Complaints made to the company's Ethics channel are handled by Vale's Ethics and Conduct Office, an independent area, reporting to the Board of Directors and Fiscal Council, responsible not only for the treatment of complaints received, but also for disclosure of the Company's Code of Ethical Conduct. In 2018, Vale's Board of Directors approved a relevant update to the company's Code of Ethics and Conduct. The new Code has been widely disclosed to employees and is available on the intranet and the internet in 8 languages. In 2018, Vale's Ethics and Conduct Office Channel received 2,709 complaints, with 77.4% of them being investigated. Among the complaints made, 44.6% were confirmed. All confirmed cases are handled through a plan of action defined by the company's managers and approved by the Ethics and Conduct Office. The Ethics and Conduct Office's verifications led to the creation of 3,844 corrective actions, including the termination of 214 employees. Vale continued the progress of corporate governance practices started in 2017 and had its landmark entry into "Novo Mercado" in December, the segment with the highest corporate governance standard in Brazil. Vale is preparing to become a company with pulverized capital by 2020 and is strengthening its corporate governance. In this sense, the Board of Directors revisited most of the company's core policies, such as: (i) Corporate Integrity; (ii) Code of Ethics; (iii) Related Parties; (iv) Socio-environmental; (v) Risk Management; (vi) Remuneration to Shareholders; (vii) Securities Trading; and, (viii) Disclosure of relevant information. Another highlight of 2018 was the review of the Corporate Risk Management model, which involved several areas of the company. It is also worth noting the continuous efforts to increase transparency, especially in relation to remuneration practices, with emphasis to changes in remuneration packages, which have been made in line with the highest international standards, among which: (i) mandatory ownership of shareholding position for Executive Board; (ii) greater discretionary weight in determining individual goals privileging meritocracy; and, (iii) greater weight of long-term variable remuneration. Report from Administration 20

2018 was also the first year of disclosure of the Report on the Brazilian Code of Corporate Governance (CBGC), which requires the observation of 31 items covering matters related to ethics and conflict of interest, Board of Directors, executive board, and practices that impact the shareholders. Vale fully adhered to 80% of the practices recommended by the CBGC and, in 17% of practices, the adherence was partial.

Operational and economic-financial performance

Selected financial indicators

R$ million	2018	2017	2016
Net operating revenues	134,483	108,532	94,633
Adjusted EBIT[1]	48,825	37,150	28,799
Adjusted EBIT margin[1] (%)	36.3%	34.2%	30.4%
Adjusted EBITDA[2]	61,065	48,992	40,906
Net income (loss)	25,657	17,627	13,311

[1] Excluding one-off effects. EBIT = Earnings before interest and taxes. EBITDA: Earnings before interest, taxes, depreciation and amortization.

[2] Excluding one-off effects.

Reconciliation of EBITDA

R$ million	2018	2017	2016
Consolidated of continuing operations			
Net income (loss) from continuing operations	**26,084**	**20,278**	**17,455**
Depreciation, amortization and exhaustion	12,240	11,842	12,107
Income taxes	(966)	4,607	9,567
Net financial result	18,058	9,650	(6,302)
EBITDA	**55,416**	**46,377**	**32,827**
Items for Adjusted EBITDA reconciliation			
Special events	1,283	142	228
Results from equity in associates and joint ventures	693	277	3,242
Impairment and other results in associates and joint ventures	2,240	883	3,940
Dividends and interest received in associates and joint ventures	1,433	1,313	669
Adjusted EBITDA from continuing operations	**61,065**	**48,992**	**40,906**

Report from Administration 21

Performance of business segments Ferrous Minerals Adjusted EBITDA in the Ferrous Minerals segment was R$ 54.2 billion in 2018, R$ 10.9 billion higher than in 2017, mainly due to the positive impact of the exchange rate variations (R$ 9.1 billion), higher realized prices2 (R$ 3.8 billion), and higher sales volumes (R$ 4.0 billion), which were partially offset by higher costs and expenses (R$ 6.2 billion). Costs and expenses3 of iron ore and pellets totaled R$ 47.1 billion, R$ 6.2 billion4 more than in 2017, mainly due to the higher costs of maritime freight and the increase in the rate of iron ore royalties. The average realized price of iron ore fines, encompassing CFR and FOB sales5, was US$ 66.2/t in 2018, 3.0% above the US$ 64.2/t realized in 2017. The average price of pellets increased from US$ 109.2/t in 2017 to US$ 117.5/t in 2018. Base Metals Adjusted EBITDA of Base Metals was R$ 9.3 billion in 2018, 29% higher than the R$ 7.2 billion registered in 2017, mainly due to higher prices (R$ 2.5 billion), the favorable impact of exchange rate variations (R$ 1.4 billion) and lower expenses (R$ 212 million), which were partially offset by higher costs (R$ 1.3 billion) and lower volumes (R$ 812 million). This reflects Vale's strategic decision to reduce the nickel production profile and prioritize the generation of value over volume. In addition, in line with its strategy of exploiting the potential of Vale's nickel premium products, the average realized price in 2018 was US$ 13,667/t, US$ 545/t above the average LME price of US$ 13,122/t in the year, a nickel price performance 4.2% above LME prices, the highest percentage above the benchmark since 2002. The average realized price of copper decreased by approximately 6.5%, from US$ 5,970/t in 2017 to US$ 5,583/t in 2018, mainly due to the decrease in the market benchmark. Nickel sales volumes decreased from 295,000 t in 2017 to 236,000 t in 2018, also reflecting the strategic decision to reduce nickel production and prioritize the generation of value over volume in the business. Copper sales volumes decreased from 424,000 t in 2017 to 379,000 t in 2018, 2 Excluding the effect of exchange rate variations. 3 Excluding depreciation and amortization. 4 Excluding the effect of exchange rate variations and higher volumes. 5 CFR (Cost and Freight) sales include maritime freight in the price and FOB (Free on Board) sales consider the product delivered at the loading port and therefore do not include sea freight. Report from Administration 22 mainly due to the strategic decision to reduce nickel volumes in Canada, which led to lower copper production as a by-product of North Atlantic operations. Coal In 2018, the Coal business faced operational bottlenecks, which were boosted by the rains both at the beginning and the end of the year, affecting the pace of ramp-up and impacting metallurgical coal production. In response, management decided to stabilize the operation by implementing important initiatives, such as: preparation of new mine pits selected for tailings disposal, transfer of knowledge and support from iron ore operations, and expansion of waste removal. The smaller volumes impacted the dilution of the tariff of the Nacala Logistics Corridor, which was in force for the entire year of 2018, but only partially during 2017. Additionally, to a lesser extent, costs were also impacted by the structural changes mentioned above. These combined effects, partially offset by higher prices, were the main factors affecting the adjusted EBITDA for the coal business, which totaled R$ 617 million in 2018 vs. R$ 1.153 billion in 2017. The average realized price of metallurgical coal was US$ 190.6/t in 2018, 10.4% above the US$ 172.7/t achieved in 2017, while the average price of thermal coal increased by 19%, from US$ 71.0/t in 2017 to US$ 84.2/t in 2018. Sales volumes of metallurgical coal were 6.2 Mt in 2018, reducing 0.9 Mt in relation to 2017 due to severe weather conditions at various times of the year and the process of opening new mining fronts. Sales volumes of thermal coal increased from 4.6 Mt in 2017 to 5.4 Mt in 2018. Report from Administration 23

Net income Net income in 2018 was R$ 25.7 billion, R$ 8.0 billion higher than in 2017, mainly due to the higher cash generation measured by EBITDA of R$ 12.1 billion and the lower impact of the negative result from discontinued operations of R$ 2.2 billion, which were partially offset by the predominantly non-cash negative effect of the depreciation of the BRL of 14.5% in 2018, which reduced net income by R$ 9.3 billion. Impairments Asset impairments and the recognition of onerous contracts (excluding impairment on investments6) from continuing operations, both with no cash effect, totaled R$ 2.2 billion in 2018, mainly due to the costs of long-term contracts of the Midwest System river transport and port service, which have a guaranteed minimum volume (R$ 1.5 billion). R$ million Other assets 713 Total 2,240 6 From associates and joint ventures. Report from Administration 24 Onerous contracts1,527 Impairment of assetsTotal impairment in 2018 Diversified segments

Shareholders’ remuneration As a result of the failure of Dam I of Córrego de Feijão mine in Brumadinho (MG) on January 27th, 2019, Vale’s Board of Directors, at an extraordinary meeting, decided to suspend the Shareholders' Remuneration Policy, and the non-payment dividends and interest on capital, as well as any other resolution on the repurchase of shares of its own issuance. Under Brazilian law, there is an obligation of shareholders' remuneration of 25% of the company's profit in the fiscal year. Vale has already paid remuneration to shareholders at a level significantly above the legal minimum threshold through the payment of interest on capital in the amount of R$ 7.694 billion on September 20th, 2018. This amount was paid as an advance payment on the minimum remuneration for the period ended December 31st, 2018. The net profit to be used as the basis for calculating the mandatory minimum remuneration to the shareholder in 2018 was R$ 22.877 billion, which consists of Vale's net accounting profit in 2018 (R$ 25.657 billion), less the amount of legal minimum reserves and tax incentives (R$ 2.780 billion), in line with applicable legislation. The share of 25% of this amount is equivalent to R$ 5.719 billion. Considering that the distribution of interest on capital is subject to the withholding of 15% of income tax on the part of the shareholders and also taking into account that the regulation defines that the amount of 25% of the profit to be distributed must refer to the net value received by the shareholders after deduction of such taxes, the mandatory minimum remuneration to the shareholder for 2018 – as defined established in the articles of incorporation – was R$ 6.729 billion. by Brazilian law and Report from Administration 25

Investments Investments in 2018 remained in line with 2017, totaling US$ 3.784 billion, consisting of US$ 888 million in project executions and US$ 2.896 billion in maintenance of operations. Progress indicators7 2H19 a A dditional net capacity. b Original Cap ex budg eted at US $ 11.5 82 billion vs. current disbursem ent trend of US $ 7.85 0 billion by the end of th e project. Investments in the maintenance of operations increased by US$ 666 million in 2018, mainly due to investments in digital transformation and automation, the return of pelletizing plants, the project to recover iron ore fines from the Gelado dam, and the underground expansion project of Voisey's Bay mine in Canada. US$ million 2016 2017 2018 Projects 3,102 1,617 888 Total 5,190 3,848 3,784 Investment made by business area1 US$ million 2016 2017 2018 Ferrous Minerals 3,248 2,680 2,392 Base Metals 1,057 1,009 1,223 Energy 73 34 12 Steel 201 6 - Total 5,190 3,848 3,784 1 Excluding R& D. ² In 2015 and 2016, corporate investments were allocated to their respective business areas, whereas in previous years they were allocated to Others. Investments in dam management Investments in dam management in Brazil had already been reinforced continuously since the failure of the Fundão dam of Samarco in 2015. These investments are expected to reach R$ 256 million (approximately US$ 70 million) in 2019, according to the budget approved by the 7 In the table, we do not include pre-op erating expe nses in the estim ated Cap ex for the year, althou gh these exp enses are include d in the total estim ated C apex colum n, in line with our approval process by the B oard of D irectors. In ad dition, our estim ate fo r Cap ex of the year is reviewe d only once a year. Report from Administration 26 Others111 Coal612118156 Maintenance of existing operations2,0882,2302,896 Estimated ProjectCapacitystart-up (Mtpa)date Realized CapexEstimated Capex (US$ million)(USD million) Physical progress 2018Total2019 Total Ferrous Minerals projects CLN S11D230 (80)a1H14 to5787,146209 7,679b97%

company in 2018, an increase of approximately 180% compared to the R$ 92 million (approximately US$ 30 million) invested in 2015.

Investments in dam management

R$ million	2014	2015	2016	2017	2018	2019[1]
Management of dams	111	92	109	180	241	256

[1] Amounts approved in the company's business plan for 2019

From 2016 to 2019, investments in dam management will total R$ 786 million (approximately US$ 220 million), being applied to maintenance and safety actions for dams, such as maintenance, monitoring, improvements, audits, risk analysis, revisions of the Emergency Action Plan for Mining Dams (PAEBM), implementation of warning systems, video monitoring and instrumentation, making it the most significant category with respect to investments in waste dumps and tailings dams, representing more than 30% of the total amount invested.

Investment in waste dumps and tailings dams

In million	2014	2015	2016	2017	2018	2019[1]
Total investments in waste dumps and tailings dams, in US$	474	226	152	202	221	435
Brazil	407	174	131	191	178	225
Other countries	67	52	21	11	43	210
Exchange rate R$ / US$	2.35	3.33	3.49	3.19	3.65	3.76
Total investments in waste dumps and tailings dams in Brazil, in R$	956	576	456	608	654	845
Management of dams	111	92	109	180	241	256
New conventional dams	391	230	115	241	140	222
Heightening	168	139	94	96	188	203
Waste dumps	203	109	86	79	81	101
Others	83	6	52	12	4	63

[1] Amounts approved in the company's business plan for 2019

Investments in new dams, all built by the conventional method, reflect the company's operational needs and the implementation schedule of each of the projects in execution. Between 2014 and 2016, important dam building projects of dams have been carried out at Vale, such as the Norte Brucutu Dam (2015) and Forquilha V Dam (2016) in Minas Gerais, and the construction of the Maravilhas III Dam started in 2016.

It is important to emphasize that all Vale's new dam constructions follow the conventional construction method, in line with the decision made in 2016, following the failure of Samarco's dam in Mariana, to render inactive and decommission or de-characterize the upstream dams and whose implementation will be accelerated, as stated in the press release of January 29th, 2019.

With the continuous increase in dry processing, from 45% in 2014 to 60% in 2018 and 70% in 2023, the investments in new dams and heightening of dams tend to be reduced accordingly.

Report from Administration 27

In addition, to treat wet processing tailings, Vale informs that it plans to invest approximately R$ 1.5 billion (about US$ 390 million) in the implementation of dry stacking technology from 2020 onwards, with pilot projects to evaluate the use of technology on an industrial scale. This initiative adds to the acquisition of New Steel for US$ 500 million, announced on December 11th, 2018, with innovative technologies for dry processing of iron ore.

Investments in Health and Safety

Vale has also made significant investments in health and safety, mainly in electrical rehabilitation, structural rehabilitation and operational adequacy, fire prevention and firefighting systems, as well as other actions aimed at mitigating risks and complying with legal requirements.

In 2014 and 2015, Vale executed large projects of electric rehabilitation and firefighting, as well as structural rehabilitation actions and, consequently, investments in 2017 decreased to R$ 479 million.

Since then, Vale has been increasing its investments in projects related to health and safety and, in 2018, R$ 673 million were invested, a 41% increase compared to 2017. The 2019 budget approved by the Board of Directors in 2018 foresees an even greater investment in health and safety, representing an increase of 30% in relation to the amount realized in 2018, and the highest amount in the last five years.

Investment in health and safety

R$ million	2014	2015	2016	2017	2018	2019[1]
Investments in H&S, in US$	360	353	198	207	233	291
Brazil	317	178	125	151	184	233
Other countries	43	175	73	56	49	58
Exchange rate R$/US$	2.35	3.33	3.49	3.19	3.65	3.76
Total investments in H&S in Brazil, in R$$	744	593	435	479	673	877

[1] Amounts approved in the company's business plan for 2019

Report from Administration 28

Debt indicators Vale managed to reach its net debt target of US$ 10 billion, reducing it to US$ 9.650 billion as of December 31, 2018, a decrease of US$ 8.493 billion compared to the position as of December 31, 2017. The leverage, as measured by net debt/LTM8 EBITDA, decreased to 0.6x. In 2018, the benefits of Vale having lower debt levels could be seen in the reduction of gross interest, which was reduced by 31% from US$ 1.697 billion in 2017 to US$ 1.185 billion in 2018. Gross debt totaled US$ 15.466 billion on December 31, 2018, representing a reduction of US$ 1.344 billion compared to September 30, 2018 and US$ 7.023 billion compared to December 31, 2017. The reduction in gross debt compared to 2017 was mainly due to the repayment of US$ 7.753 billion in 2018, including the repurchase of bonds maturing in 2020, 2021, 2022, 2036 and 2042. The average term of the debt remained at 8.9 years on December 31, 2018, in line with the average term of December 31, 2017. The average cost of debt after foreign exchange and interest rate swap transactions was 5.07% per year on December 31, 2018, in line with the value of 5.06% per year on December 31, 2017. Debt indicators Gross debt 29,322 22,489 15,466 Net debt 25,042 18,143 9,650 Gross debt / LTM EBITDA adjusted1 (x) 2.4 1.5 0.9 LTM EBITDA adjusted1 / gross interest expenses (x) 6.8 9.0 14.0 Gross debt / EV2 46.2% 27.4% 19.7% 1 Excluding non-recurring effects 2 EV = market value on 12/28/2018 plus net debt 8 LTM = last twelve months Report from Administration 29 in US$ million201620172018

Policy regarding independent auditors

Vale has specific internal procedures for the pre-approval of services contracted with its external auditors, in order to avoid conflict of interest or the loss of objectivity of its external independent auditors.

Vale's policy, in relation to independent auditors and in the provision of services not related to external auditing, is based on principles that preserve its independence. In line with best corporate governance practices, all services provided by our independent auditors are supported by a letter of independence issued by the auditors and pre-approved by the Fiscal Council.

According to CVM Instruction 381/2003, the services contracted with external auditors of the company KPMG Auditores Independentes, for a biennial term until April 2019, for the financial year of 2018 for Vale and its subsidiaries were as follows:

Fees in R$ thousand	Vale and subsidiaries	%[1]
Financial Audit	15,544	92.6
Auditing - Sarbanes Oxley Act	1,194	7.1
Audit Related Services[2]	51	0.3
Total External Audit Services	**16,789**	**100.00**

[1] Percentage relating to total fees of external audit services.
[2] Those services are mostly contracted for periods of less than one year.

Vale Board of Directors approved the contracting of PricewaterhouseCoopers Auditores Independentes (PwC), replacing KPMG Auditores Independentes (KPMG), to provide audit services for its financial statements for a period of five years beginning in 2019. That service will start to be provided as of the review of the quarterly information (ITRs) for the period ending on June 30th, 2019.

The replacement of KPMG by PwC aims to comply with the provisions of art. 31 of CVM Instruction 308/99, which determines the rotation of independent auditors every five years, and was approved by current auditors.

Report from Administration 30

Accounting information

Income statement

R$ million	2018	2017	2016
Net operating revenue	134,483	108,532	94,633
Cost of goods sold and services provided	(81,201)	(67,257)	(61,143)
Gross profit	**53,282**	**41,275**	**33,490**
Gross margin (%)	39.6%	38.0%	35.4%
Selling and administrative expenses	(1,917)	(1,697)	(1,755)
Research and development expenses	(1,376)	(1,086)	(1,098)
Pre-operating and stoppage expenses	(984)	(1,317)	(1,570)
Other operational expenses, net	(1,613)	(1,338)	(937)
Impairment and others results in non-current assets	(3,523)	(1,025)	(4,168)
Operating profit	**43,869**	**34,812**	**23,962**
Financial revenues	1,549	1,532	606
Financial expenses	(8,394)	(10,512)	(9,295)
Other financial items	(11,213)	(670)	14,991
Equity results in associates and joint ventures	(693)	(277)	(3,242)
Income (loss) before taxes	**25,118**	**24,885**	**27,022**
Current tax	(2,806)	(2,664)	(3,307)
Deferred tax	3,772	(1,943)	(6,260)
Net income (loss) from continuing operations	**26,084**	**20,278**	**17,455**
Net income (loss) attributable to noncontrolling interest	117	65	(6)
Net income (loss) from continuing operations attributable to Vale's shareholders	**25,967**	**20,213**	**17,461**
Discontinued operations			
Losses from discontinued operations	(310)	(2,608)	(4,159)
Income (loss) attributable to noncontrolling interest	-	(22)	(9)
Income (loss) from discontinued operations attributable to Vale's shareholders	(310)	(2,586)	(4,150)
Net income (loss)	25,774	17,670	13,296
Net income (prejuizo) attributable to noncontrolling interest	117	43	(15)
Net income (loss) attributable to Vale's shareholders	25,657	17,627	13,311

Equity income (loss) by business segment

R$ million	2018	2017	2016
Ferrous Minerals	1,540	846	616
Coal	58	63	(18)
Base Metals	5	2	(4)
Steel	(578)	(714)	242
Others	120	105	275
Total	**1,145**	**302**	**1,111**

Report from Administration 31

Balance sheet – consolidated Current 59,256 62,701 73,547 Non-current 51,631 43,965 34,092 Permanent 230,826 221,431 215,057 Total 341,713 328,097 322,696 Liabilities Current 35,285 43,357 36,610 Non-current liabilities 132,745 136,634 152,384 Net assets 173,683 148,106 133,702 Share capital 77,300 77,300 77,300 Reserves 42,502 24,539 13,698 Others 50,601 41,919 36,243 Equity attributable to non-controlling interests 3,280 4,348 6,461 Total 341,713 328,097 322,696 Report from Administration 32 R$ million201820172016 Assets

10. Comments of the directors 10.1 - General Financial and Equity Conditions The financial information included in this Reference Form, except when expressly stated, refers to Vale's consolidated financial statements, prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") for the fiscal years ended December 31, 2018, 2017 and 2016. Information in this item 10 in the Reference Form should be read and analyzed jointly with Vale's consolidated financial statements, available at the Company's website (www.vale.com.br) and the Brazilian Securities and Exchange Commission's website (www.cvm.gov.br). a. General Financial and Equity Conditions On December 31, 2018, Vale net sales revenue was R$ 134.483 billion and with an operating of 32.6%. Operating profit was R$ 43.869 billion, 26.0% up compared to the same period in 2017, due to higher volumes and prices of iron ore and pellets. Operating expenses increased from R$ 5.438 billion in 2017 to R$ 5.890 billion in 2018, due to (i) US$ 290 million increase in R&D expenses and (ii) increase in provisions related to lawsuits of US$ 385 million. In addition, in 2018, Vale recorded an increase in "impairment and losses on noncurrent assets" to R$ 3.523 billion, compared to R$ 1.025 billion in 2017, as a result of (i) impairment of R$ 713 million of the biological assets, (ii) recognized costs of R$ 1.527 billion with long-term contracts of the Midwest system for river transportation and port service, which have a guaranteed minimum volume, and (iii) loss of R$ 1.283 billion of non-feasible projects and operating assets written off through sale or obsolescence. Cash generated from continuing operations, as measured by Adjusted EBITDA1, was R$ 61.065 billion in 2018, an increase of R$ 12.073 billion when compared to 2017, mainly due to (i) the increase in prices and sales volumes of iron ore and pellets, (ii) the increase in prices of the Base Metals segment and (iii) the appreciation of the US dollar against the Brazilian real, with the positive impact in revenues in reais. On December 31st, 2017, Vale net sales revenue was R$ 108.532 billion and the operating margin¹ was 32.1%. Operating profit was R$ 34.812 billion, 45.0% higher when compared to the same period in 2016, due to an increase in the prices of its products, mainly impacted by the Platts Iron Ore IODEX reference price index of 62%, which was on average 22% higher in 2017. Net operating expenses – including sales and administrative, research and development, pre-operating and operation stoppage, and other net operating (expenses) revenue remained in line with 2016, changing from R$ 5.360 billion in 2016 to R$ 5.438 billion in 2017. Additionally, in 2017, there was a reduction in the line item "impairment and losses on noncurrent assets" to R$ 1.025 billion, compared to R$ 4.168 billion in 2016, due to (i) lower impairment on noncurrent assets recognized in the year and (ii) gains related to the Nacala transaction in 2017. Cash generation from continuing operations, as measured by Adjusted EBITDA, was R$ 48.992 billion in 2017, an increase of R$ 8.086 billion over the year 2016, due to (i) higher realized prices and premiums of iron ore and pellets, (ii) higher realized prices of the Coal segment and (iii) higher realized prices of the Base Metals segment. On December 31, 2016, Vale net operating sales revenue was R$ 94.633 billion and the operating margin¹ 29.7% (prior to the impairment and losses on noncurrent assets). The operating profit 1 Adjusted EBITDA is the operational income or loss adding the dividends received and interest from associates and joint ventures, and excluding depreciation, exhaustion and amortization, impairments and other results from non-current assets.

was R$ 23.962 billion, mainly due to the increase in prices of its products. It was a year in which the Company sought various opportunities to reduce costs. Cash generation from continued operations, measured by Adjusted EBITDA², was R$ 40.906 billion in 2016.

	Fiscal Year Ended on December 31,		
Business segments	**2018**	**2017**	**2016**
Ferrous Minerals	76.5%	74.0%	73.9%
Base Metals	18.2%	20.2%	22.5%
Coal	4.6%	4.6%	3.0%
Others	0.8%	1.2%	0.6%
Total	**100.0%**	**100.0%**	**100.0%**

On December 31st, 2018, the gross debt of the Company totaled R$ 59.928 billion, compared to R$ 74.392 billion on December 31st, 2017, representing a 19.4% reduction of the net payment of loans of R$ 23.565 billion and a negative impact of the exchange rate of R$ 8.982 billion.

On December 31st, 2017, the gross debt of the Company totaled R$ 74.392 billion, compared to R$ 95.564 billion on December 31st, 2016, representing a 22.15% reduction, due to the Company's solid operating results and the conclusion of divestiture programs. For further information on our indebtedness, see item "c" below.

On December 31st, 2018, the Company had controlling shareholders' equity of R$ 170.403 billion, compared to R$ 143.758 billion on December 31st, 2017. Shareholders' equity increased by 18.5%, mainly as a result of the Company's net income of R$ 25.657 billion and by the positive impact of the conversion of R$ 14.132 billion. These effects were partially offset by the dividend payment and the buyback program.

On December 31st, 2017, the Company had controlling shareholders' equity of R$ 143.758 billion, compared to R$ 127.241 billion on December 31st, 2016. Shareholders' equity increased by 12.9%, mainly as a result of the Company's net income of R$ 17.627 billion, and subsequent capitalization of reserves.

In 2018, 2017 and 2016, Vale resolved to paid dividends and interest on equity in the amount of R$ 7.694 billion, R$ 6.786 billion and R$ 3.459 billion, respectively.

b. Capital Structure

The table below presents the funding standard adopted for Company activities, considering equity and third-party capital:

	Fiscal Year Ended on December 31,					
(in billions of reais)	**2018**	**%**	**2017**	**%**	**2016**	**%**
Third-Party Capital (current liabilities and noncurrent liabilities)	168.030	49.2%	179.991	54.9%	188.994	58.6%
Equity (shareholders' equity)	173.683	50.8%	148.106	45.1%	133.702	41.4%
Total Capital (third party + equity)	**341.713**	**100.0%**	**328.097**	100.0%	**322.696**	**100.0%**

c. Payment capacity in relation to the financial commitments assumed

	On December 31,		
(in billions of reais)	**2018**	**2017**	**2016**
Gross debt	59.928	74.392	95.564
Net debt	37.392	60.013	81.614
Adjusted EBITDA	61.065	48.992	40.906
Gross Debt / Adjusted EBITDA Ratio	**1.0**	**1.5**	**2.4**
Interest Coverage Ratio: Adjusted EBITDA / gross interest expense	**14.2**	**9.0**	**6.6**

The decrease in the ratio verified on December 31st, 2018 compared to 2017 was due to higher cash generation as a result of higher volumes and prices of the Ferrous Minerals segment, related to the reduction of gross debt in 2018. The decrease in the ratio verified on December 31st, 2017, compared to the previous fiscal year, was mainly due to the reduction of gross debt in 2017.

The increase in the interest coverage ratio verified on December 31st, 2018, compared to 2017, was mainly due to higher Adjusted EBITDA supported by the Ferrous Minerals operational performance . The increase in the ratio verified on December 31st, 2017, in relation to the previous year, was due to the increase in the selling price of commodities.

d. Sources of Financing for Working Capital and Investments in Noncurrent Assets Used

The sources of funds used by the Company in the last three fiscal years were generation of operating cash, loans and financing, issue of debt instruments and sale of investments.

Activities from continuing operations generated cash flows of R$ 47.920 billion in 2018, compared to R$ 39.971 billion in 2017 and R$ 21.137 billion in 2016. In fiscal year 2018, cash flow changed in relation to the previous fiscal year, mainly due to (i) higher volumes and prices of Ferrous Minerals and (ii) higher working capital as a result of the cobalt streaming and (iii) lower interests and derivatives payments as a result of the reduction in Net Debt.

In addition, in 2018 there was a variation in activities of investments when compared to 2017 due to the the (i) cash inflow of the Fertilizers operations sale and (ii) the conclusion of the Nacala project Finance

In fiscal year 2017, operating cash flow changed in relation to the previous fiscal year, mainly due to (i) stronger operating performance due to the increase in iron ore price during 2017; (ii) an improvement in working capital, mainly as a result of the significant reduction in accounts receivable; and (iii) lower losses with derivatives financial instruments compared to the same period in 2016.

Among other more relevant operations in the three-year period, the following are highlighted: • In November 2018, a Company settled US$ 600 million (equivalent to R$ 2.325 billion) in bonds issued by its wholly-owned subsidiary Vale Overseas Ltd., with maturity in 2036, together with the repurchase of US$ 400 million (equivalent to R$ 1.550 billion) of the bond issued by its wholly-owned subsidiary Vale Overseas Ltd., due in 2022. On December 31, 2018, the outstanding balance of these operations was R$ 2.914 billion (equivalent to R$ 11.290 billion). In June 2018, the Company settled US$ 980 million (equivalent to R$ 3.796 billion) in bonds issued by Vale S.A., due in 2042. As of December 31, 2018, the outstanding balance of this operation was US$ 531 million (equivalent to R$ 2.056 billion). In April 2018, the Company settled US$ 499 million (equivalent to R$ 1.933 billion) in bonds issued by its wholly-owned subsidiary Vale Overseas Ltd. with maturity in 2020. As of December 31st, 2018, there was no outstanding balance for this operation. • • • In March 2018, the Company settled US$ 969 million (equivalent to R$ 3.755 billion) in bonds issued by its wholly-owned subsidiary Vale Overseas Ltd., with maturity in 2021, together with the repurchase of US$ 781 million (equivalent to R$ 3.026 billion) of the bond issued by its wholly-owned subsidiary Vale Overseas Ltd., due in 2022. On December 31st, 2018, the outstanding balance of these operations was R$ 1.373 billion (equivalent to R$ 5.320 billion). • In 2018, the Company paid in advance US$ 1.100 billion (equivalent to R$ 4.262 billion) in export prepayment operations and US$ 259 million (equivalent to R$ 1.003 billion) in export credit notes with commercial banks and US$ 876 million (equivalent to R$ 3.396 billion) in transactions with Export Development Canada (EDC) bank. As of December 31st, 2018, there was no outstanding balance for these operations. • In 2018, the Company borrowed US$ 1.150 billion (equivalent to R$ 4.456 billion) by means of pre-export financing agreements with commercial banks. On December 31st, 2018, the outstanding balance of these operations was R$ 1.155 billion (equivalent to R$ 4.476 billion). • In September 2017, the Company settled US$ 1 billion (equivalent to R$ 3.168 billion) in bonds issued by its wholly-owned subsidiary Vale Overseas Ltd., with maturity in 2019, together with the repurchase of US$ 501 million (equivalent to R$ 1.587 billion) of the bond issued by its wholly-owned subsidiary Vale Overseas Ltd., due in 2020. As of December 31, 2018, there was no outstanding balance for these operations. • In March 2017, the Company settled € 750 million (equivalent to R$ 2.507 billion) in bonds issued by Vale S.A., due in 2018. Advance payment of US$ 2.930 billion (equivalent to R$ 9.445 billion) in export prepayment operations and US$ 1.747 billion (equivalent to R$ 5.710 billion) in export credit notes with commercial banks. As of December 31st, 2018, there was no outstanding balance for these operations. • In 2017, the Company borrowed US$ 350 million (equivalent to R$ 1.157 billion) by means of pre-export financing agreements with commercial banks. As of December 31st, 2018, the outstanding balance of these operations was US$ 252 million (equivalent to R$ 976 million). In December 2016, its wholly-owned subsidiary, Vale Canada, received a € 200 million (equivalent to R$ 688 million) loan from the French Government, maturing based on a repayment schedule beginning in late 2021 and ending in November 2026, guaranteed by Vale S.A. As of December 31st, 2018, the outstanding balance of this operation was •

R$ 888 million.

- In August 2016, its wholly-owned subsidiary, Vale Overseas Ltd., issued US$ 1 billion (equivalent to R$ 3.259 billion) in bonds maturing in 2026, guaranteed by Vale S.A. In February 2017, the same bond was reopened in the amount of US$ 1 billion (equivalent to R$ 3.308 billion). On December 31st, 2018, the outstanding balance of this operation was R$ 7.938 billion.

- In June 2016, its wholly-owned subsidiary, Vale Overseas Ltd., issued US$ 1.250 billion (equivalent to R$ 4.070 billion) in bonds maturing in 2021, guaranteed by Vale S.A. On December 31st, 2018, the outstanding balance of this operation was R$ 1.092 billion.

- In January 2016, we withdrew US$ 3 billion (equivalent to R$ 9.777 billion) under Vale's revolving credit facilities with syndicates of international banks, which will mature in 2018 and 2020. This amount was fully repaid in 2016; US$ 1 billion (equivalent to R$ 3.259 billion) was reimbursed in June and the outstanding balance of US$ 2.0 billion (equivalent to R$ 6.518 billion) was paid in November. As of December 31st, 2018, there was no outstanding balance for these operations.

- In 2016, we borrowed US$ 950 million (equivalent to R$ 3.096 billion) in pre-export financing agreements with commercial banks. As of December 31st, 2018, there was no outstanding balance for these operations.

e. Potential sources of financing used for working capital and for investments in noncurrent assets intended to be used for coverage of liquidity deficiencies

In the regular course of business, Vale's main need for funds refers to capital investments, payments of dividends and debt service. The sources of funds used by the Company are: operating cash generation, loans and financing, issue of debt instruments and asset sale.

Vale has revolving credit lines contracted with syndicates of international banks that may be used at the Company's discretion, as described below.

During the fiscal year ended December 31st, 2016, the Company draw US$ 3 billion from its revolving credit lines, the balance of which was fully amortized in June and November 2016.

In June 2017, in turn, the Company contracted a new revolving credit facility in the amount of R$ 7.750 billion (US$ 2 billion), with a term of five years, to replace the R$ 7.750 billion (US$ 2 billion) credit line contracted in 2013.

As of December 31st, 2018, the total amount available in revolving credit lines was R$ 19.734 billion (US$ 5 billion), which may be used by Vale, Vale Canada Ltd. and Vale International S.A. with maturities between 2020 and 2022. As of December 31st, 2018, there was no outstanding debit balance in the revolving credit lines.

f. Levels of indebtedness and characteristics of such debts

On December 31st, 2018, total debt was R$ 59.928 billion, with a portion of R$ 902 million guaranteed by Vale's assets, with an average repayment maturity of 8.93 years and average cost of 5.1% per year in U.S. dollars.

Debt structure	On December 31st,		
(in billion)	2018	2017	2016
Gross debt (in reais)	59.928	74.392	95.564
Tranche guaranteed by Vale assets (in %)	1.5%	1.2%	1.6%

A v erage term of amortization (in y ears) A v erage cost (in %) 8.93 5.1% 8.92 5.0% 7.91 4.6% In July 2005, Vale received its first investment grade. As of the date of this Reference Form, Vale is rated with investment grade by some of the leading credit risk rating agencies and, it has the following credit risk ratings: BBB-(Standard & Poor’s), Ba1 (Moody’s), BBBL (Dominion Bond Ratings) and BBB-(Fitch). i. Relevant loan and financing contracts The most important categories of the total debt of the Company are presented below. The values presented exclude the accumulated costs. • Loans and financing contracted in U.S. dollars (equivalent to R$ 8.4 billion, R$ 13.6 billion and R$ 23.7 billion, on December 31st, 2018, 2017, and 2016, respectively). These loans include credit facilities for exports, import financing from the export credit agencies and loans from commercial banks and multilateral organizations. • Fixed income instruments issued in U.S. dollars (equivalent to R$ 32.4 billion, R$ 41.6 billion, and R$ 42.6 billion, on December 31st, 2018, 2017 and 2016, respectively). Vale has issued several debt instruments in the stock market, including through its wholly-owned subsidiary, Vale Overseas, in the total amount of US$ 7.3 billion (equivalent to R$ 28.3 billion), up to December 31st, 2018. The subsidiary Vale Canada has issued debt securities in the amount of US$ 400 million (equivalent to R$ 1.3 billion). • Fixed income securities issued in Euros (equivalent to R$ 4.2 billion, R$ 3 billion and R$ 5.2 billion, on December 31st, 2018, 2017 and 2016, respectively). Vale has issued debt securities in the stock market in the total amount of € 750 million (equivalent to R$ 3.3 billion). • Other debts (R$ 14.8 billion, R$ 14.4 billion, and R$ 22 billion on December 31st, 2018, 2017, and 2016, respectively). The Company has several loans in Brazil, mainly with BNDES and some Brazilian private banks, as well as loans and financing in other currencies. For information on the most relevant financing operations in last three fiscal years, see item 10.1(d) above. ii. Other long-term relationships with financial institutions Vale and its controlled and affiliated companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices. iii. Degree of subordination among debts There is no degree of contractual subordination among the Company's unsecured financial debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law. In addition, the Company's total loans and financing on December 31st, 2018 added up to R$ 59.928 billion. Of this total, 98.5% (R$ 59.026 billion) corresponded to obligations of unsecured nature and 1.5% (R$ 902 million) to obligations with security interests, such as asset mortgages.

The Company's total loans and financing reached R$ 74.392 billion in 2017 and R$ 95.564 billion in 2016, of which 98.8% and 97.8% corresponded to obligations of unsecured nature, and 1.2% and 2.2% to obligations with security interests, respectively for 2017 and 2016. iv. A ny restrictions imposed on the Company, especially in relation to limits of indebtedness and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the transfer of corporate control, as well as if the Company has been compliant with these restrictions Some long-term financial instruments contain obligations related to the compliance with certain financial indicators. The indicators are: (i) leverage, understood as the ratio obtained by dividing gross debt over Adjusted EBITDA ("Leverage"); and (ii) interest coverage, thus understood as the ratio obtained by dividing Adjusted EBITDA over interest expenses ("Interest Coverage"). For further information on Adjusted EBITDA, including its calculation, see item 3.2 of this Reference Form. On December 31st, 2018, R$ 10.7 billion of the Company's consolidated gross debt were linked to the Leverage and Interest Coverage indicators. Vale was in compliance with the levels required for such indicators on December 31st, 2018, which, on that date, were as follows: (i) Leverage: 1.0x, considering that the maximum limit to be observed by the Company was 4.5x; (ii) Interest Coverage: 14.4x, considering that the minimum limit to be observed by the Company was 2.0x. In addition, no clause is directly limiting the ability to distribute dividends or interest on equity. On December 31st, 2017, the Company also remained in compliance with the levels required for the Leverage and Interest Coverage indicators, which, on that date, were as follows: (i) (ii) Leverage: 1.5x and Interest Coverage: 9.0x. On December 31st, 2016, the Company also remained in compliance with the levels required for the Leverage and Interest Coverage indicators, which, on that date, were as follows: (iii) (iv) Leverage: 2.4x and Interest Coverage: 2,9x. g. Limits of financing contracts and percentages already used Please find below a description of the limits set forth by the relevant infrastructure debentures and financing contracts in the last three fiscal years: Date ofCounterparty contract signing A llocationValue Percentage Used Disbursement of funds

5/19/2014	BNDES	Financing for S11D and CLN S11D projects	R$ 3.6 billion	76%	The credit is available in tranches, according to the projects schedule.
9/24/2012	BNDES	Financing for CLN150 Project	R$ 3.88 billion	100%	The credit is available in tranches according to the project schedule.
4/12/2008	BNDES	Investments made in Brazil	R$ 7.3 billion	100%	The credit is available in tranches according to the project schedule.

h. Significant alterations in each item of the financial statements of the year ended on December 31, 2018 compared to the year ended on December 31st, 2017

Analysis of Operating Results 2018 x 2017

The table below presents the values for the consolidated income statements for the fiscal years ended on December 31st, 2018 and 2017:

(in R$ billion)			Fiscal year ended December 31st,		
Income statement	**2018**	**AV (%)¹**	**2017**	**AV (%)¹**	**2018 x 2017 (%)**
Net sales revenue	134.483	100	108.532	100	23.9%
Cost of goods sold and services	(81.201)	(60.4)	(67.257)	(62.0)	20.7%
Administrative and selling expenses	(1.917)	(1.4)	(1.697)	(1.6)	13.0%
Research and development	(1.376)	(1.0)	(1.086)	(1.0)	26.7%
Pre-operating and stoppage	(984)	(0.7)	(1.317)	(1.2)	(25.3%)
Other net operating expenses	(1.613)	(1.2)	(1.338)	(1.2)	20.6%
Impairment and other gains or losses on noncurrent assets	(3.523)	(2.6)	(1.025)	(0.9)	243.7%
Operating income	**43.869**	**32.6**	**34.812**	**32.1**	**26.0%**
Net financial results	(18.058)	(13.4)	(9.650)	(8.9)	87.1%
Results from investments and other results in affiliates and joint ventures	(0.693)	(0.5)	(0.277)	(0.3)	150.2%
Earnings before taxes on profit	**25.118**	**18.7**	**24.885**	**22.9**	**0.9%**
Taxation on profit	0.966	0.7	(4.607)	(4.2)	(121.0%)
Losses from discontinued operations	(0.310)	(0.2)	(2.608)	(2.4)	(88.1%)
Net income (loss) attributable to non-controlling interest	0.117	0.1	0.043	0.0	172.1%
Net income (loss) for the year	**25.657**	**19.1**	**17.627**	**16.2**	**45.6%**

¹ Relating to net sales revenue.

Net sales revenue

The net sales revenue was R$ 134.483 billion in 2018, representing an increase of R$ 25.951 billion, compared to R$ 108.532 billion in 2017, mainly due to higher prices and higher sales volumes, as detailed below.

Ferrous minerals

Iron ore

Revenue from iron ore sales increased from R$ 59.206 billion in 2017 to R$ 75.056 billion in 2018, due to higher sales volumes and realized prices from US$ 64.2/t in 2017 to US$ 66.2/t in 2018.

Pellets

Revenue from pellet sales increased from R$ 18.043 billion in 2017 to R$ 24.389 billion in 2018, mainly due to higher sales volumes and better average realized prices for pellets, from US$ 109.2/t in 2017 to US$ 117.5/t in 2018. Coal Revenue from the sales of coal increased from R$ 5.003 billion in 2017 to R$ 6.025 billion in 2018, mainly due to the increase in metallurgical and thermal coal prices by 19% and 11%, respectively. Base Metals Nickel and other products Revenue from these products increased from R$ 14.914 billion in 2017 to R$ 16.855 billion in 2018, due to the increase in nickel prices. The average reference price quoted on the London Metal Exchange “LME” was 26% higher in 2018 when compared to the same period in 2017. Copper The revenue from the sale of copper increased from R$ 7.052 billion in 2017 to R$ 7.672 billion in 2018, mainly due to the exchange rate effect USD-linked prices, due to the USD appreciation of 14.5%.

Costs of Goods Sold and Services Rendered

The cost of products and services sold (excluding depreciation) was R$ 69.482 billion in 2018, representing an increase of R$ 13.351 billion when compared to R$ 56.131 billion in 2017, due to the negative impact of the exchange rate variation in costs (R$ 5.0 billion), increase in maritime freight costs (R$ 2.3 billion), increase in the iron ore royalty rate (R$ 1.0 billion) and increase of materials and services (R$ 900 million) and fuel (R$ 1 billion).

In the ferrous minerals segment, the increase in costs was mainly due to the increase in the royalties rate, the impact of the truck drivers strike in 2Q18, fuel costs and spot freight rates.

In the Base Metals segment, the increase was mainly due to the reduction of production due to the longer than planned maintenance stoppage at Coleman.

On the other hand, the costs related to the coal segment were impacted by the increase in the tariff of the Nacala Logistics Corridor, which was in force for the entire year of 2018, but only partially during 2017 due to the conclusion of the sale of the Nacala Logistics Corridor.

Costs related to each business segment are detailed below:

Cost of goods sold and services rendered per segment (in billion)	For the year ended 2018	2017
Ferrous Minerals	47.995	36.497
Base Metals	14.715	14.111
Coal	5.811	4.326
Other segments	961	1.197
Total (excluding depreciation)	**69.482**	**56.131**

Administrative and selling expenses

Administrative and selling expenses increased by 13%, from R$ 1.697 billion in 2017 to R$ 1.917 billion in 2018. Excluding the impact of depreciation, administrative and selling expenses increased by 20.4%, from R$ 1.405 billion in 2017 to R$ 1.692 billion in 2018, due to the impact of (i) service, consulting and commercial expenses, (ii) selling commission expenses and (iii) advertising campaign expenses.

Research and development expenses

Research and development expenses added up to R$ 1.376 billion in 2018, R$ 290 million higher than the research and development expenses recognized in 2017, which amounted to R$ 1.086 billion. These expenses include research and development initiatives for new operational improvements.

Pre-operating and operation stoppage expenses

In 2018, pre-operating expenses and those related to operation stoppages were R$ 984 million, which represented a 25% decrease when compared to R$ 1.317 billion in 2017, mainly due to the ramp-up of the S11D project, when there was an increase in the production curve and the reduction of the percentage allocated to idleness.

Other net operating expenses

Other operating expenses added up to R$ 1.613 billion in 2018, increasing by R$ 275 million when compared to the R$ 1.338 billion recognized in 2017, mainly due to the increase in provisions related to lawsuits of R$ 385 million.

Impairment and other gains or losses on noncurrent assets

Segments per asset class (in billions of reais)	Assets or cash generating unit	Impairment For the year ended 2018	2017
Fixed Assets and intangible			
Base Metals – Nickel	Stobie (VCL)	-	0.428
Miscellaneous segments	Other assets	0.713	0.455
Impairment of noncurrent assets		**0.713**	**0.883**
Onerous contracts		1.527	-
Impairment of noncurrent assets and onerous contracts		**2.240**	**0.883**

In 2018, the line item "Impairment and losses on noncurrent assets" totaled a loss of R$ 713 million, related to the review of the business plan for the Company's biological assets, which generated a reduction in the expected operational capacity for these assets.

In 2018, impairment of noncurrent assets and onerous contracts added up to R$ 2.240 billion, due to the costs of long-term contracts of the Central-West system for river transport and port service, which have a guaranteed minimum volume.

In 2017, the impairment of noncurrent assets and onerous contracts added up to R$ 883 million, mainly due to an underground mine in Sudbury that the Company placed in "care and maintenance", after the repair costs of this asset were not considered recoverable under the current market conditions, and recognized a loss of R$ 428 million in income statement for the year.

Additionally, in 2017, the Company recognized a loss of R$ 436 million related to the sale of four VLOC's and two Floating Stations.

Net Financial Results

In 2018, the net financial results recorded a loss of R$ 18.058 billion, compared to a loss of R$ 9.650 billion in 2017, mainly due to monetary and foreign exchange losses. The main components of the net financial results in 2018 were: (i) financial expenses of R$ 8.394 billion, (ii) losses from derivatives, in the amount of R$ 1.006 billion, and (iii) losses from monetary and exchange rate changes of R$ 10.207 billion.

- The fair value effect of the derivatives represented a loss of R$ 1.006 billion in 2018 compared to a gain of R$ 1.460 billion in 2017. The following are the derivatives transactions per program:
    - Loan and financing hedge program – the Company recognized a loss of R$ 1.054 billion in 2018, compared to a gain of R$ 853 million in 2017. In these swap transactions, fixed or floating rates are paid in USD and remuneration is received in BRL tied to the interest rates of the hedged debts.
    - Cash flow hedge program for the purchase of fuel oil – the Company recognized a gain of R$ 16 million in 2018, compared to a loss of R$ 258 million in 2017. In order to reduce the impact of fluctuations in bunker oil prices on maritime freight and, consequently, to reduce the volatility of the Company's cash flow, bunker oil hedge operations were carried out, through contracting options.

oProgram for hedging of base metals products and inputs – the Company recognized a loss of R$ 99 million in 2018, compared to a gain of R$ 97 million in 2017. Monetary updates indexed according to inflation recognized a loss of R$ 1.970 billion in 2018, compared to a loss of R$ 630 million in 2017. • • Net foreign exchange losses recognized in loans and financing amounted to R$ 9.721 billion in 2018, compared to a loss of R$ 802 million in 2017, due to the BRL depreciation against the USD. Results from Investments and other results in affiliates and joint ventures The result of equity interests was negative, in the amount of R$ 693 million in 2018, being impacted by R$ 1.838 billion due to the loss of liabilities related to Samarco Mineração S.A. (“Samarco”) and earnings in equity interests in affiliated companies and joint ventures, in the amount of R$ 1.145 billion. The main impact of this year was the additional provision of R$ 1.523 billion, which represents the present value of estimates of its secondary liability regarding the Renova Foundation, and R$ 315 million, which was the amount used for financial support to Samarco. The results from equity interests in affiliates and joint ventures were R$ 1.145 billion in 2018, representing a R$ 843 million increase compared to the R$ 302 million recorded in 2017. The main companies that contributed to the results using the equity method were the pelletizing units in Tubarão (R$ 1.132 billion), MRS Logística S.A. (R$ 264 million), California Steel Industries, Inc. (R$ 289 million), Vale Logística Integrada S.A. (R$ 119 million), Aliança Norte Energia S.A. (R$ 54 million) and Aliança Geração Energia S.A. (R$ 81 million), which was partially offset by a loss in Companhia Siderúrgica do Pecém (R$ 867 million). Taxation on profit In 2018, a revenue from income of R$ 966 million was recorded, compared to an expense of R$ 4.607 billion in 2017, mainly due to the recognition of deferred income tax assets arising from tax losses of its subsidiary abroad that have not been recognized previously. Discontinued operations a) Fertilizers (Discontinued Operations) In December 2016, the Company executed an agreement with The Mosaic Company ("Mosaic") to sell: (i) the phosphate assets located in Brazil, except for assets located in Cubatão, Brazil; (ii) the control of Campañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potassium projects in Canada. In January 2018, the Company and Mosaic concluded the transaction, and the Company received R$ 3.495 billion (US$ 1.080 billion) paid in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's common shares after the issuance of these shares (R$ 2.907 billion (US$ 899 million), based on Mosaic's share quotation on the closing date of the transaction), and a loss of R$ 184 million was recognized in the income statement of discontinued operations, as of December 31st, 2018. The shares received from Mosaic were accounted for as financial instruments measured at fair value through the comprehensive income. In the year ended December 31, 2018, the Company recognized a gain of R$ 275 million as "Adjustment to fair value of equity investments" in other comprehensive income.

b) Cubatão (part of the fertilizer business)

In November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. In May 2018, the transaction was concluded and the Company received R$ 882 million (US$ 255 million) paid in cash, recognizing a loss of R$ 231 million in the second quarter of 2018, in the income statement of discontinued operations.

The income statement of the discontinued operations for the Fertilizer segment is presented below:

	Consolidated	
	Years ended December 31,	
(in millions of reais)	2018	2017
Result of discontinued operations		
Net sales revenue	397	5,572
Cost of goods sold and services rendered	(393)	(5,124)
Operating expenses	15	(450)
Impairment of noncurrent assets	(415)	(2,833)
Operating income (loss)	**(426)**	**(2,835)**
Net financial results	(18)	(89)
Results from investments in affiliates and joint ventures	-	(8)
Loss before taxes on profit	**(444)**	**(2,932)**
Taxation on profit	134	324
Loss from discontinued operations	**(310)**	**(2,608)**
Profit (loss) attributable to non-controlling shareholders	-	(22)
Loss attributable to Vale's shareholders	**(310)**	**(2,586)**

Analysis of equity changes on December 31, 2018 compared to December 31, 2017

Assets (in billions of reais)	12.31.2018	AV (%)[1]	12.31.2017	AV (%)[1]	Change (%) (Dec/2018 x Dec/2017)
Current					
Cash and cash equivalents	22.413	6.6%	14.318	4.4%	57%
Accounts Receivable	10.261	3.0%	8.602	2.6%	19%
Other financial assets	1.683	0.5%	6.689	2.0%	(75%)
Inventories	17.216	5.0%	12.987	4.0%	33%
Taxes on estimated profit	2.104	0.6%	2.584	0.8%	(19%)
Taxes to be refunded	3.422	1.0%	3.876	1.2%	(12%)
Others	2.157	0.6%	1.780	0.5%	21%
Noncurrent assets held for sale	-	0.0%	11.865	3.6%	(100%)
	59.256	**17.3%**	**62.701**	**19.1%**	**(5%)**
Noncurrent					
Judicial deposits	6.649	1.9%	6.571	2.0%	1%
Other financial assets	12.180	3.6%	10.690	3.3%	14%
Taxes on estimated profit	2.107	0.6%	1.754	0.5%	20%
Taxes to be refunded	2.913	0.9%	2.109	0.6%	38%
Deferred taxes on profit	26.767	7.8%	21.959	6.7%	22%
Others	1.015	0.3%	0.882	0.3%	15%
	51.631	**15.1%**	**43.965**	**13.4%**	**17%**

Investments	12.495	3.7%	11.802	3.6%	6%
Intangibles	30.850	9.0%	28.094	8.6%	10%
Fixed Assets	187.481	54.9%	181.535	55.3%	3%
	282.457	**82.7%**	**265.396**	**80.9%**	**6%**
Total assets	**341.713**	**100.0%**	**328.097**	**100.0%**	**4%**

[1] Relating to total assets.

Liabilities and shareholders' equity (in billions of reais)	12.31.2018	AV(%)[1]	12.31.2017	AV(%)[1]	Change (%) (Dec/2017 x Dec/2018)
Current					
Suppliers and contractors	13.610	4.0%	13.367	4.1%	2%
Loans and financing	3.889	1.1%	5.633	1.7%	(31%)
Other financial liabilities	6.213	1.8%	3.260	1.0%	91%
Taxes to be paid	2.519	0.7%	2.307	0.7%	9%
Taxes payable on profit	0.813	0.2%	1.175	0.4%	(31%)
Liabilities relating to investments in affiliates and joint ventures	1.120	0.3%	1.080	0.3%	4%
Provisions	5.278	1.5%	4.610	1.4%	14%
Dividends and interest on shareholders' equity	-	0.0%	4.742	1.4%	(100%)
Others	1.843	0.5%	3.284	1.0%	(44%)
Liabilities related to noncurrent assets held for sale	-	0.0%	3.899	1.2%	(100%)
	35.285	**10.3%**	**43.357**	**13.2%**	**(19%)**
Noncurrent					
Loans and financing	56.039	16.4%	68.759	21.0%	(18%)
Other financial liabilities	10.511	3.1%	9.575	2.9%	10%
Taxes to be paid	15.179	4.4%	16.176	4.9%	(6%)
Deferred taxes on profit	5.936	1.7%	5.687	1.7%	4%
Provisions	27.491	8.0%	23.243	7.1%	18%
Liabilities relating to investments in affiliates and joint ventures	3.226	0.9%	2.216	0.7%	46%
Deferred revenue – Gold stream	6.212	1.8%	6.117	1.9%	2%
Others	8.151	2.4%	4.861	1.5%	68%
	132.745	**38.8%**	**136.634**	**41.6%**	**(3%)**
Total liabilities	**168.030**	**49.2%**	**179.991**	**54.9%**	**(7%)**
Shareholders' Equity					
Vale's controlling shareholders' equity	170.403	49.9%	143.758	43.8%	19%
Shareholders' equity of non-controlling shareholders	3.280	1.0%	4.348	1.3%	(25%)
Total shareholders' equity	**173.683**	**50.8%**	**148.106**	**45.1%**	**17%**
Total liabilities and shareholders' equity	**341.713**	**100.0%**	**328.097**	**100.0%**	**4%**

[1] Relating to total liabilities and shareholders' equity.

Current Assets

Cash and cash equivalents

On December 31st, 2018, the balance of cash and cash equivalents in the amount of R$ 22.413 billion increased when compared to the balance of R$ 14.318 billion on December 31st, 2017, mainly due to the following factors: (i) higher operational cash flow generation in 2018; (ii) receipts from the sale of the fertilizers operations, the Nacala Project Finance and the closing of the cobalt streaming deal.

Accounts receivable

The balance of the accounts receivable changed from R$ 8.602 billion on December 31st, 2017 to R$ 10.261 billion on December 31st, 2018, due to the following factors: (i) higher realized prices in 2018; (ii) positive exchange rate effect for the period; (iii) higher volumes of iron ore and pellets sold in 2018. Other financial assets The balance of other financial assets changed from R$ 6.689 billion on December 31st, 2017 to R$ 1.683 billion on December 31st, 2018, due to the proceeds related to the Nacala Project Finance. Inventories The increase in inventory, going from R$ 12.987 billion on December 31st, 2017 to R$ 17.216 billion on December 31st, 2018, was mainly due to: (i) higher volumes in 2018, mainly related to higher international inventories as a result of the iron ore blending strategy in China; (ii) higher freight costs in the year. Taxes on estimated profit On December 31st, 2018, taxes on estimated profit added up to R$ 2.104 billion, compared to R$ 2.584 million on December 31st, 2017. The reduction in the balance is mainly due to the offsetting of income taxes. Taxes to be refunded On December 31st, 2018, the taxes to be refunded added up to R$ 3.422 billion, compared to R$ 3.876 billion on December 31st, 2017, due to the use of PIS/COFINS credits to offset income taxes at source. Noncurrent assets held for sale On December 31st, 2017, the noncurrent assets held for sale added up to R$ 11.865 billion related to the Fertilizer operation. The Nacala operation was concluded during the year ended December 31st, 2017. For more information on the Nacala operation, see item 10.3(b) of this Reference Form. Noncurrent A ssets Judicial deposits The balance of judicial deposits increased from R$ 6.571 billion on December 31st, 2017 to R$ 6.649 billion on December 31st, 2018. There was no material change in the period, with the balances aligned. Other financial assets The balance of other financial assets increased from R$ 10.690 billion on December 31st, 2017 to R$ 12.180 billion on December 31st, 2018. This change in the balance is related to the receipt of Mosaic shares as part of the sale of Fertilizers operations. Taxes on estimated profit On December 31st, 2018, taxes on estimated profit added up to R$ 2.107 billion, compared to R$ 1.754 billion in the previous year, due to the exchange rate impact on the taxes of foreign companies.

Taxes to be refunded On December 31st, 2018, the taxes to be refunded added up to R$ 2.913 billion, compared to R$ 2.109 billion in the previous year, the increase of which was mainly in PIS/COFINS credits arising from the acquisition of fixed assets; Deferred taxes on profit On December 31st, 2018, deferred taxes on profit added up to R$ 26.767 billion, compared to R$ 21.959 billion in the previous year, mainly due to the recognition of deferred income tax assets arising from tax losses of a subsidiary abroad. Intangible A sset The balance of intangible assets changed from R$ 28.094 billion on December 31st, 2017 to R$ 30.850 billion on December 31st, 2018, mainly due to the duplication of the Carajás Railroad (concession), to support the outflow of the S11D project. Fixed A ssets The balance of fixed assets increased from R$ 181.535 billion on December 31st, 2017 to R$ 187.481 billion on December 31st, 2018. The main impact was mainly due to the increase in the exchange rate in 2018 (R$ 8.310 billion). The write-offs and depreciation for the fiscal year were offset by additions. Current liabilities Suppliers and contractors The balance of suppliers and contractors increased from R$ 13.367 billion on December 31st, 2017 to R$ 13.610 billion on December 31st, 2018, remaining in line with 2017. Other financial liabilities The balance of other financial liabilities increased from R$ 3.260 billion on December 31st, 2017 to R$ 6.213 billion on December 31st, 2018. The change was mainly due to the following factors: (i) R$ 1.477 higher liabilities related to derivative financial instruments; and (ii) increase of R$ 1.476 billion referring mainly to exchange rate variation and interest rates on the loan in foreign currency with Pangea Emirates Ltd, a firm owned by the group of the Company shareholders, that holds a 15% share on Vale Moçambique. Taxes payable on profit On December 31st, 2018, the taxes payable added up to R$ 813 million, compared to R$ 1.175 billion in the previous year, a decrease mainly due to higher income tax payments made during the year. Noncurrent Liabilities Loans and financing The balance of loans and financing decreased by 18%, changing from R$ 68.759 billion on December 31st, 2017 to R$ 56.039 billion on December 31st, 2018. The reduction in loans and financing is due payments net of the debt issuance and the positive exchange rate impact. Other financial liabilities

The balance of other financial liabilities changed from R$ 9.575 billion on December 31st, 2017 to R$ 10.511 billion on December 31st, 2018. The change was mainly due to the market value of the shareholders debentures, that generated a higher fair value of the financial instrument. Taxes to be paid The balance of taxes to be paid changed from R$ 16.176 billion on December 31st, 2017 to R$ 15.179 billion on December 31st, 2018. This variation in the balance was related to a decrease in REFIS liabilities, which occurred as payments (R$ 4.089 billion in 2018 and R$ 3.322 billion in 2017) were higher than the monetary correction (R$ 2.189 billion in 2018 and R$ 3.029 billion in 2017), following the reduction in the SELIC rate (Special System for Settlement and Custody), thus allowing for the reduction on the notional balance. Deferred taxes on profit The balance of deferred taxes on profit increased from R$ 5.687 billion on December 31st, 2017 to R$ 5.936 billion on December 31st, 2018. This change was mainly due to the effect of the appreciation of the dollar against the real. Provisions The balance of provisions increased from R$ 23.243 million on December 31st, 2017 to R$ 27.491 billion on December 31st, 2018. This variation in the balance was due to the following factors: (i) provision of onerous contracts related to the long-term contract costs of the Mid-Western system for inland waterway transport and port service, which have a guaranteed minimum volume; and (ii) review of cash flow estimates in asset demobilization obligations. Liabilities related to interest in affiliates and joint ventures In March 2016, Samarco and its shareholders, Vale S.A. and BHP Billiton Brasil Ltda. ("BHPB") entered into an Agreement ("Agreement") with the Federal Government, two Brazilian states (Espírito Santo and Minas Gerais) and other governmental authorities, in connection with the lawsuit relating to the failure of Samarco's dam, for the implementation of reparation and compensation programs in the affected areas and communities. The term of validity of the Agreement is 15 years, renewable for successive one -year periods until all obligations have been met. According to the Agreement, Samarco, Vale S.A. and BHPB established a foundation ("Renova Foundation" or "Foundation") to develop and implement the programs of reparation and socio-economic and socio-environmental compensation, to be financed by Samarco. Should Samarco not meet its funding obligations to the Foundation, Vale S.A. and BHP shall be liable, under the terms of the Agreement, for providing funds to the Foundation in the proportion to their shareholding interests in Samarco, which is 50% each. As a consequence of the failure of the dam, Samarco has its operations suspended by a decision from the governmental authorities. Due to the uncertainties regarding Samarco's future cash flow, Vale S.A. maintains the provision for compliance with the reparation and compensation programs set forth in the Agreement, equivalent to the percentage of its shareholding in Samarco. The changes to the provision are shown below: (in billions of reais)

	2018	2017
Balance on January 01	**3.296**	**3.511**
Payments	(1.065)	(0.941)
Present value update	0.592	0.598
Increase in provision	1.523	0.128
Balance on December 31	**4.346**	**3.296**

In 2018, the Renova Foundation reviewed estimates of expenditures required to remedy and compensate for the impacts of the Samarco dam failure. As a result of this review, in 2018, Vale S.A. recognized an additional provision of R$ 1.523 billion, which represents the present value of the estimates of its secondary liability for the work carried out by Renova Foundation, equivalent to 50% of the additional Samarco obligations for the next 12 years.

In addition to the provision, Vale S.A. also made available, during the fiscal year ended December 31st, 2018 and 2017, the amounts of R$ 315 million and R$ 452 million, respectively, which were fully used for Samarco working capital and recognized by the Company in the income statement as an expense in "Income from participations and other results on affiliates and joint ventures".

By june 30th, 2019, Vale S.A. may also make available a short-term credit facility of up to R$ 341 million to support Samarco's cash requirements, without it being an obligation to Samarco. The availability of funds by the shareholders – Vale S.A. and BHPB – is subject to the fulfillment of certain conditions, being released by the shareholders, on the same basis and concurrently, as and when required.

Shareholders' Equity held by Controlling Shareholders

On December 31st, 2018, the balance of shareholders' equity added up to R$ 170.403 billion, compared to R$ 143.758 billion in 2017, mainly due to: (i) the net income for the year, in the amount of R$ 25.657 billion; (ii) adjustments for conversion of R$ 14.132 billion offset by the ordinary stock and ADS repurchase program in the amount of R$ 3.858 billion and advance distribution of dividends and interest on the stockholders' equity in the amount of R$ 7.694 billion.

Analysis of Cash Flows 2018 vs. 2017

The following table presents the values related to the consolidated cash flow statements for the fiscal years ended December 31, 2018 and December 31, 2017:

	Fiscal year ended on December 31,		
(In billion reais)	2018	Variation (%)	2017
Operating cash flow:			
Net gain (loss) before taxes on operating income	25.118	0.9%	24.885
Adjustments to consolidate net profit with revenues from operational activities	22.802	51.1%	15.086
Net operating revenues	**47.920**	**19.9%**	**39.971**
Net revenue used in investment	**(0,924)**	**(91.4%)**	**(10.690)**
Net revenue from (used in) financing	**(40.529)**	**44.6%**	**(28.031)**
Net cash from (used in) discontinued operations	(0,157)	(80.8%)	(0.817)
Increase (reduction) in cash and cash equivalents	**6.310**	**1,357.3%**	**0.433**
Beginning of the year cash and cash equivalents	14.318	3.1%	13.891
Effect of foreign exchange variations in cash and cash equivalents	2.170	5,610.5%	0.038
Cash and cash equivalents from companies sold and merged	(0,385)	(100.0%)	(0.044)
End of the year cash and cash equivalents	**22.413**	**56.5%**	**14.318**

Net cash from operations

Cash flow from operating activities increased 19.89%, from R$ 39.971 billion in 2017 to R$ 47.920 billion in 2018, mainly due to (i) higher operational cash generation in 2018 due to higher volumes and prices realized on the ferrous minerals segment and (ii) closing of the cobalt streaming deal.

Net cash used in investments

The cash flow applied to the Company's investments for the year ended December 31st, 2018 added up to R$ 924 million, compared to R$ 10.690 billion for the same period in 2017, due to the receipt of the sale of fertilizer assets and Nacala Project Finance for R$ 8.434 billion.

Net cash from (used in) financing

Cash flow from financing activities for the year ended December 31st, 2018 added up to R$ 40.529 billion, compared to R$ 28.031 billion in 2017, mainly due to (i) the increase in shareholder's remuneration by R$ 7.748 billion; (ii) repurchase of shares in the amount of R$ 3.858 billion; and (iii) lower issuance of debt and financing by R$ 1.639 billion.

h. Significant alterations in each item of the financial statements

Year ended December 31st, 2017 compared to the year ended December 31st, 2016

Analysis of Operating Results 2017 x 2016

The table below presents the values for the consolidated income statements for the fiscal years ended December 31st, 2017 and 2016:

Income statement					Fiscal year ended on December 31, Variation (%)
(In billion reais)	2017	AV (%)[1]	2016	AV (%)[1]	(2016 x 2017)
Net sales revenue	108.532	100.0	94,633	100.0	14.7
Cost of goods sold and services rendered	(67.257)	(62.0)	(61.143)	(64.6)	10.0
Administrative and sales expenses	(1.697)	(1.6)	(1.755)	(1.9)	(3.3)
Research and development	(1.086)	(1.0)	(1.098)	(1.2)	(1.1)
Pre-operating and operation stoppages	(1.317)	(1.2)	(1.570)	(1.7)	(16.1)
Other net operating expenses	(1.338)	(1.2)	(0.937)	(1.0)	42.8
Impairment and other gains or losses on non-current assets	(1.025)	(0.9)	(4.168)	(4.4)	(75.4)
Operating income	**34.812**	**32.1**	**23.962**	**25.3**	**45.3**
Results of investments and other results in affiliates and joint ventures	(0.277)	(0.3)	(3.242)	(3.4)	(91.5)
Net financial income	(9.650)	(8.9)	6.302	6.7	(253.1)
Earnings before taxes on profit	**24.885**	**22.9**	**27.022**	**28.6**	**(7.9)**
Taxation on profit	(4.607)	(4.2)	(9.567)	(10.1)	(51.8)
Losses from discontinued operations	(2.608)	(2.4)	(4.159)	(4.4)	(37.3)
Net income (loss) attributable to non-controlling shareholders	0.043	0.0	(0.015)	(0.0)	(386.7)
Net income (loss) for the year	**17.627**	**16.2**	**13.311**	**14.1**	**(32.4)**

[1] Relating to net sales revenue.

Net sales revenue

Net sales revenue was R$ 108.532 billion in 2017, representing an increase of 14.7% compared to R$ 94.633 billion in 2016, mainly due to higher realized iron ore prices, the Platts Iron Ore Index, once the IODEX reference price index of 62% was 22% higher than in 2017, and other commodities combined with the higher volumes sold of pellets and metallurgical coal. Furthermore, since most of the Company's revenue is denominated in U.S. Dollars, there was a negative impact of the exchange rate on the revenue denominated in Reais, since in 2017 Brazil's currency appreciated 8.35% against the U.S. Dollar, from an average exchange rate of R$ 3.48/US$ 1.00 in 2016 to R$ 3.19/US$ 1.00 in 2017.

Ferrous minerals

Iron ore

Revenues from iron ore sales increased 9.3%, from R$ 54.187 billion in 2016 to R$ 59.206 billion in 2017, mainly due to higher market prices. The average Platts Iron Ore IODEX reference price index of 62% was 22% higher in 2017 compared to the same period in 2016.

Pellets Revenues from pellet sales increased 36.7% going from R$ 13.198 billion in 2016 to R$ 18.043 billion in 2017, due to better prices throughout 2017, higher premiums and higher sales volumes. Ferroalloys and manganese The revenue from the sale of manganese ore and ferroalloys increased by 45.6%, from R$ 1.031 billion in 2016 to R$ 1.501 billion in 2017, due to higher realized prices. On average, the price of manganese ore in 2017 was 43% greater than in 2016, while the price of ferroalloys was 79% higher than the average selling price in 2016. Coal Revenues from coal sales increased by 73.6%, from R$ 2.882 billion in 2016 to R$ 5.003 billion in 2017, given the increase in prices of thermal and metallurgical coal, as well as higher volumes of metallurgical coal sold in the international market. Base Metals Nickel and other products Revenue from these products at R$ 15.504 billion in 2016, remained in line with the R$ 14.914 billion recorded in 2017. The price increase in the international market during 2017 was offset by the reduction in volumes sold compared to the same period in 2016. Copper The revenue from the sale of copper increased by 22.2%, from R$ 5.770 billion in 2016 to R$ 7.052 billion in 2017, mainly due to the increase in the market price. The average reference price quoted at the LME was 27% higher in 2017 when compared to the same period in 2016. Other segments The revenue from the sale of other products and services increased from R$ 548 million in 2016 to R$ 1.272 billion in 2017, due to the increase in revenues from the sale of electric power to third parties and the greater volume of sales of steel slabs at a higher price compared to of 2016. Costs of Goods Sold and Services Rendered The cost of goods and services sold (excluding depreciation) was R$ 56.131 billion in 2017, representing an increase of R$ 6.334 billion (12.7%) when compared to R$ 49.797 billion in 2016, mainly due to the pro-cyclical effect of the commodity prices on the costs, the inflationary pressure of the industry and the increase in cost of Base Metals2. Such increases were partially offset by the exchange rate change in the costs denominated in dollar, such as, for example, sea freight costs for iron ore and costs of base metals operations outside Brazil. In 2017, the stronger commodity cycle compared to 2016 influenced costs and expenses, given the strong correlation between some cost factors and the higher prices of iron ore. However, this type of cycle generates a positive net impact on the Adjusted EBITDA, as the effects of higher product prices and commercial initiatives to maximize the realized price are much higher than the effect on the costs. 2 Excluding the positiv e effects of the change in the exchange rate and lower v olumes.

In addition to, electricity and bunker prices, which are a component of the freight cost, tend to increase in a higher commodity price environment. However, they are also influenced by other macroeconomic variables, resulting in a less than perfect correlation.

In the segment of ferrous minerals, the increase in costs is, therefore, mainly due to higher costs linked to the price of commodities, such as royalties, product acquisitions and provision for the payment of employee profit sharing. Moreover, inflationary pressures in the industry, already mentioned above, led to increases in freight, bunker and electricity.

In Base Metals segment, the increase was mainly due to operational problems in Thompson in the first quarter of 2017 and the non-recurring effect of the transition to a single furnace in Sudbury, marking 2017 as a year of transition to a simpler and more efficient production flow in the nickel operations in the North Atlantic.

On the other hand, the costs related to the coal segment were mainly impacted by the increase in the transportation tariffs for coal.

Costs related to each business segment are detailed below:

Cost of goods sold and services rendered per segment (In billion reais)	**2017**	**2016**
Ferrous Minerals	36.497	31.475
Base Metals	14.111	14.343
Coal	4.326	3.090
Other segments	1.197	0.889
Total (excluding depreciation)	**56.131**	**49.797**

Administrative and selling expenses

Administrative and selling expenses decreased by 3.3%, from R$ 1.755 billion in 2016 to R$ 1.697 billion in 2017. Excluding the impact of depreciation, administrative and selling expenses increased by 4.8%, from R$ 1.341 billion in 2016 to R$ 1.405 billion in 2017, due to the impact of (i) the 8.5% increase in salaries of employees in Brazilian in November 2016, and (ii) expenses relating to the severance payments made to key management personnel.

Research and development expenses

Research and development expenses reached R$ 1.086 billion in 2017, remaining in line with the R$ 1.098 billion recognized in 2016.

Pre-operating and operation stoppage expenses

In 2017, pre-operating and operation stoppage expenses amounted to R$ 1.317 billion, representing a decrease of 16.1% when compared to R$ 1.570 billion in 2016, mainly due to lower pre-operating expenses in the ramp-up of coal operations at the Moatize Mine and nickel operations in Long Harbor. Such reductions were partially offset by higher pre-operating expenses due to the ramp-up of the S11D project.

Other net operating expenses

Other operating expenses reached R$ 1.338 billion in 2017, reducing by R$ 79 million when compared to R$ 1.417 billion recognized in 2016, excluding the non-recurring effect of the Goldstream transaction received in 2016, in the amount of R$ 480 million.

Impairment and losses on non-current assets

Segments per asset class		Impairment (reversion) for the year ended	
In billions of reais	Assets or Cash generating unit	2017	2016
Fixed Assets and intangible			
Iron ore	Northern System	-	(0.536)
Coal	Australia	-	0.091
Base Metals – Nickel	Stobie (VCL)	0.428	-
Base Metals – Nickel	Newfoundland (VNL)	-	2.112
Base Metals – Nickel	Nouvelle Caledonie (VNC)	-	0.952
Miscellaneous segments	Other assets	0.455	0.460
Impairment of noncurrent assets		**0.883**	**3.079**
Onerous contracts		-	0.861
Impairment of non-current assets and onerous contracts		**0.883**	**3.940**

In 2017, the line item "impairment and losses on non-current assets" totaled a loss of R$ 883 million compared to a loss of R$ 3.079 billion in 2016, mainly related to (i) lower impairment of non-current assets recognized for the year, at R$ 883 million in 2017 against R$ 3.940 billion in 2016 and (ii) a gain of R$ 1.438 billion related to the Nacala transaction in 2017.

In 2017, the impairment of non-current assets and onerous contracts added up to R$ 883 million, mainly due to an underground mine in Sudbury that the Company placed in "care and maintenance", after the repair costs of this asset were not considered recoverable under market conditions, and recognized a loss of R$ 428 million in the income statement for the year.

In 2016, the impairment of non-current assets and onerous contracts added up to R$ 3.940 billion, mainly due (i) to the projection of nickel prices, having an impact on the assets of Vale Newfoundland & Labrador Limited and of Vale Nouvelle-Calédonie S.A.S; (ii) to the contracts with a guaranteed minimum volume for use of fluvial structure and supply of manganese ore; (iii) to the reversion of impairment resulting from the decision to resume the pellet operations in São Luís at the beginning of 2018; and (iv) to the review of the operating plans of the coal assets in Australia.

Net Financial Results

In 2017, the net financial results recorded a loss of R$ 9.650 billion, compared to a gain of R$ 6.302 billion in 2016, mainly due to the negative impact of the change in the exchange rate in 2017, in the amount of R$ 2.130 billion, compared to the positive impact of the change in the exchange rate in 2016, in the amount of R$ 10.819 billion. The main components of the net financial results in 2017 were: (i) financial expenses of R$ 10.512 billion, (ii) gains from derivatives, in the amount of R$ 1.460 billion, and (iii) losses from monetary and exchange rate changes of R$ 2.130 billion.

Impairment and other results from interest in affiliates and joint ventures The equity result was a loss of R$ 277 million in 2017, of which R$ 579 million was the loss of liabilities related to the interest in Samarco and R$ 302 million of gains related to the results of equity investments. The result recognized in liabilities related to Samarco was a loss of R$ 579 million, representing a decrease of R$ 2.663 billion, comparedto the R$ 3.242 billion recognized in 2016. Such variation occurred due to the fact that the provision was recognized in 2016, and in 2017 was recognized only the loss of R$ 452 million used for Samarco’s working capital. The results from equity interests in affiliates and joint ventures registered a gain of R$ 302 million in 2017, compared to the gain of R$ 1.111 billion that was recorded in 2016. The main companies that contributed to the results using the equity method were the pelletizing units in Tubarão (R$ 716 million), MRS Logística S.A. (R$ 219 million), California Steel Industries, Inc. (R$ 135 million), Aliança Geração de Energia S.A. (R$ 86 million), partially offset by losses in Companhia Siderúrgica do Pecém (R$ 849 million) and Nacala (R$ 206 million). In 2017, the Company recognized a loss of R$ 579 million, of which R$ 128 million related to the supplement of the provision for compliance with the reparation and compensation programs regarding the failure of the dam belonging to Samarco Mineração S.A. ("Samarco") and R$ 452 million used by Samarco to maintain its working capital. In 2016, the recognized loss, in the amount of R$ 4.353 billion, relates to a loss of R$ 3.967 billion (Samarco's provision), loss of R$ 266 million from the sale of its shareholding in Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd and a loss of R$ 120 million related to the transaction of Mineração Paragominas. There were no impairment charges related to investments in affiliated companies and joint ventures in 2017 and 2016. Taxation on profit In 2017, an income tax expense of R$ 4.607 billion was recorded, compared to an expense of R$ 9.567 billion in 2016. This reduction basically derives from the tax benefit of interest on shareholders' equity and tax incentives. Discontinued operations a) Fertilizers (Discontinued Operations) In December, 2016, the Company executed an agreement with The Mosaic Company (“Mosaic”) to sell: (i) the phosphate assets located in Brazil, except for assets located in Cubatão, Brazil; (ii) the control of Campañia Minera Miski Mayo S.A.C, in Peru; (iii) the potassium assets located in Brazil; and (iv) the potassium projects in Canada. Originally, the value of this agreement was R$ 8.158 billion (equivalent to US$ 2.5 billion), of which R$ 4.074 billion (equivalent to US$ 1.25 billion) would be paid in cash and the remainder of the value with 42.3 million common shares to be issued by Mosaic. In January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by some final adjustments made by the parties under the original terms and conditions of the negotiation. As a result of these changes, the Company received R$ 3.573 billion (equivalent to US$ 1.1 billion) in cash and 34.2 million common shares, equal to 8.9% of Mosaic's common shares after the issuance of these shares - corresponding to R$ 2,901 billion (equivalent to US$ 877 million), based on Mosaic's share quotation on the closing date of the transaction. The net assets of the fertilizer segment were adjusted to reflect the fair value less the cost of sale and, in 2017, a loss of R$ 2.325 billion (R$ 5.899 billion in 2016) was recognized in the income statement of the discontinued operations in the year ended of December 31st, 2017.

b) Cubatão (part of the fertilizer segment)

In November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. The value of this agreement is R$ 844 million (equivalent to US$ 255 million) to be paid in cash. The conclusion of the transaction is expected by the end of 2018 and is subject to compliance with the usual conditions precedent, including approval by the Administrative Council for Economic Defense ("CADE") and other authorities.

As a consequence, the net assets were adjusted to reflect the fair value less the cost of sale, and a loss of R$ 508 million was recognized in the operating income statement as of December 31st, 2017.

The results of the discontinued operations of the Fertilizer segment are presented below:

	Consolidated	
	Years ended December 31,	
In billions of reais	2017	2016
Result of discontinued operations		
Net sales revenue	5.572	6.470
Cost of goods sold and services rendered	(5.124)	(6.495)
Operating expenses	(0.450)	(0.448)
Impairment of non-current assets	(2.833)	(5.899)
Operating income (loss)	**(2.835)**	**(6.372)**
Net financial income	(0.089)	0.069
Results of Investments in affiliates and joint ventures	(0.008)	0.010
Loss before taxes on profit	**(2.932)**	**(6.293)**
Taxation on profit	0.324	2.134
Loss from discontinued operations	**(2.608)**	**(4.159)**
Profit (loss) attributable to non-controlling shareholders	(0.022)	(0.009)
Loss attributable to Vale's shareholders	**(2.586)**	**(4.150)**

Analysis of equity changes on December 31, 2017 compared to December 31, 2016

Assets (in billions of reais)	12.31.2017	AV (%)[1]	12/31/2016	AV (%)[1]	Variation (%) (Dec/2017 x Dec/2016)
Current					
Cash and cash equivalents	14.318	4.4%	13.891	4.3%	3%
Accounts Receivable	8.602	2.6%	11.937	3.7%	-28%
Other financial assets	6.689	2.0%	0.951	0.3%	603%
Inventories	12.987	4.0%	10.913	3.4%	19%
Taxes on estimated profit	2.584	0.8%	0.518	0.2%	399%
Taxes to be refunded	3.876	1.2%	5.296	1.6%	-27%
Others	1.780	0.5%	2.047	0.6%	-13%
Non-current assets held for sale	11.865	3.6%	27.994	8.7%	-58%
	62.701	**19.1%**	**73.547**	**22.8%**	**-15%**
Non-current					
Legal deposits	6.571	2.0%	3.135	1.0%	110%
Other financial assets	10.690	3.3%	2.041	0.6%	424%
Taxes on estimated profit	1.754	0.5%	1.718	0.5%	2%
Taxes to be refunded	2.109	0.6%	2.368	0.7%	-11%
Deferred taxes on profit	21.959	6.7%	23.931	7.4%	-8%
Others	0.882	0.3%	0.899	0.3%	-1%
	43.965	**13.4%**	**34.092**	**10.6%**	**29%**
Investments	11.802	3.6%	12.046	3.7%	-2%
Intangibles	28.094	8.6%	22.395	6.9%	25%
Fixed Assets	181.535	55.3%	180.616	56.0%	1%
	265.396	**80.9%**	**249.144**	**77.2%**	**7%**
Total assets	**328.097**	**100.0%**	**322.691**	**100.0%**	**2%**

[1] Relating to total assets.

Liabilities and shareholders' equity In billions of reais	12.31.2017	AV (%)[1]	12/31/2016	AV (%)[1]	Variation (%) (Dec/2016 x Dec/2017)
Current					
Suppliers and contractors	13.367	4.1%	11.830	3.7%	13%
Loans and financing	5.633	1.7%	5.410	1.7%	4%
Other financial liabilities	1.237	0.4%	2.499	0.8%	-51%
Taxes to be refunded	2.307	0.7%	2.144	0.7%	8%
Taxes payable on profit	1.175	0.4%	0.556	0.2%	111%
Liabilities relating to investments in affiliates and joint ventures	1.080	0.3%	0.951	0.3%	14%
Provisions	4.610	1.4%	3.103	1.0%	49%
Dividends and interest on equity	4.742	1.5%	2.660	0.8%	78%
Others	5.307	1.6%	3.903	1.2%	36%
Liabilities related to non-current assets held for sale	3.899	1.2%	3.554	1.1%	10%
	43.357	**13.2%**	**36.610**	**11.6%**	18%
Non-current					
Loans and financing	68.759	21.0%	90.154	27.9%	-24%
Other financial liabilities	9.575	2.9%	6.804	2.1%	41%
Taxes to be refunded	16.176	4.9%	16.170	5.0%	0%
Deferred taxes on profit	5.687	1.7%	5.540	1.7%	3%
Provisions	23.243	7.1%	18.730	5.8%	24%
Liabilities relating to investments in affiliates and joint ventures	2.216	0.7%	2.560	0.8%	-13%
Deferred revenue – Goldstream	6.117	1.9%	6.811	2.1%	-10%
Others	4.861	1.5%	5.615	1.7%	-13%
	136.634	**41.6%**	**152.384**	**47.2%**	-10%

Total Liabilities	**179.991**	**54.9%**	**188.994**	**58.6%**	-5%
Shareholders' Equity					
Vale's controlling shareholders' equity	143.758	43.8%	127.241	39.4%	13%
Shareholders' equity of non-controlling shareholders	4.348	1.3%	6.461	2.0%	-33%
Total shareholders' equity	**148.106**	**45.1%**	**133.702**	**41.4%**	11%
Total liabilities and shareholders' equity	**328.097**	**100.0%**	**322.696**	**100.0%**	2%

[1] Relating to total liabilities and shareholders' equity.

[1] Relating to total liabilities and shareholders' equity.

Current Assets

Cash and cash equivalents

On December 31, 2017, the balance of cash and cash equivalents of R$ 14.318 billion remained in line with the balance of R$ 13.891 billion on December 31, 2016, mainly offset by the following factors: (i) a stronger operating performance; (ii) reduction of loans and financing through higher volume of payments against a lower volume of funding; (iii) higher payment of interest on the stockholders' equity; and (iv) lower expenses with the acquisition of fixed assets and intangible assets.

Accounts receivable

The balance of the accounts receivable changed from R$ 11.937 billion on December 31, 2016 to R$ 8.602 billion on December 31, 2017, due to higher selling prices, mainly of iron ore at the end of the fiscal year ended December 31, 2016.

Inventories

The increase in inventory, increasing from R$ 10.913 billion on December 31, 2016 to R$ 12.987 billion on December 31, 2017, was due to higher volumes stocked.

Taxes to be refunded

On December 31, 2017, the taxes to be refunded totaled R$ 3.866 billion, compared to R$ 5.296 billion on December 31, 2016. This reduction is due to the use of PIS/COFINS credits to offset income tax.

Taxes on estimated profit

On December 31st, 2017, taxes on estimated profit totaled R$ 2.584 billion, compared to R$ 518 million on December 31st, 2016. The increase in the balance is mainly due to the use of PIS/COFINS credits to offset Brazilian income tax.

Non-current assets held for sale

On December 31st, 2017, the non-current assets held for sale totaled R$ 11.865 billion related to the Fertilizer operation. On December 31, 2016, the assets held for sale totaled R$ 27.994 billion, of which: (i) R$ 13.178 billion related to the Fertilizer operation, (ii) R$ 13.652 billion related to the Nacala operation, and (iii) R$ 1.164 billion related to shipping assets. The Nacala operation and the sale of shipping assets were concluded during the year ended December 31, 2017. For more information on the Nacala operation, see item 10.3 (b) of this Reference Form.

Noncurrent A ssets Deferred taxes on profit On December 31, 2017, the deferred taxes on profit amounted to R$ 21.959 billion, compared to R$ 23.931 billion in the previous year. This reduction is mainly due to the realization of the tax loss of the parent company and its controlled company abroad. Legal deposits The balance of legal deposits increased from R$ 3.135 billion on December 31st, 2016 to R$ 6.571 billion on December 31st, 2017, due to the merger of Valepar into the Company, in connection with the conversion of Vale's class "A" preferred shares. Other financial assets The balance of other financial assets increased from R$ 2.041 billion on December 31st, 2016 to R$ 10.690 billion on December 31st, 2017. This variation in the balance relates to the deconsolidation of the Nacala logistics corridor, which generated an increase in the balance of loans receivable from Nacala B.V. in the amount of R$ 14.972 billion (R$ 6.277 billion classified as current assets and R$ 8.695 billion as non-current assets). Deferred taxes on profit On December 31st, 2017, the deferred taxes on profit amounted to R$ 21.959 billion, compared to R$ 23.931 billion in the previous year. This reduction is mainly due to the realization of the tax loss of the parent company and its controlled company abroad. Intangible A sset The balance of intangible assets increased from R$ 22.395 billion on December 31st, 2016 to R$ 28.094 billion on December 31st, 2017, due to (i) the merger of Valepar into the Company, in connection with the conversion of Vale's class "A" preferred shares; and (ii) the duplication of São Luís railroad to transport a greater volume of iron ore after the conclusion of the S11D project. Fixed A ssets The balance of fixed assets increased from R$ 180.616 billion on December 31st, 2016 to R$ 181.535 billion on December 31st, 2017, largely in line with 2016, mainly due to the reduction of capital investments after the conclusion of the S11D project. Current liabilities Suppliers and contractors The balance of suppliers and contractors increased from R$ 11.830 billion on December 31, 2016 to R$ 13.367 billion on December 31, 2017. This increase is mainly due to higher sea freight costs, impacted by higher bunker prices.

Other financial liabilities The balance of other financial liabilities decreased from R$ 2.499 billion on December 31st, 2016 to R$ 1.237 billion on December 31st, 2017. The reduction relates to derivative financial instruments, which decreased from R$ 1.349 billion on December 31st, 2016 to R$ 344 million on December 31st, 2017, as a result of the depreciation of the U.S. dollar against the Brazilian currency, generating a lower impact on the result from the bunker operations and foreign exchange swaps for the year. Taxes payable on profit On December 31, 2017, the taxes payable amounted to R$ 1.175 billion, compared to R$ 556 million in the previous year, an increase mainly due to income tax payable on operations in Brazil and abroad. Noncurrent Liabilities Loans and financing The balance of loans and financing decreased by 24%, from R$ 90.154 billion on December 31st, 2016 to R$ 68.759 billion on December 31st, 2016. The decrease in loans and financing is due to the Company’s cash generation and the conclusion of its divestment program. Other financial liabilities The balance of other financial liabilities increased from R$ 6.804 billion on December 31st, 2016 to R$ 9.575 billion on December 31st, 2017. This variation in the balance relates to the (i) deconsolidation of the Nacala logistics corridor, which generated an increase in the balance of loans payable to Emirates Ltd. in the amount of R$ 3.856 billion; and (ii) an increase in the value of the shareholder debentures of 89.1%, from R$ 2.526 billion on December 31st, 2016 to R$ 4.080 billion on December 31st, 2017, due to the increase in the mark-to-market of the shareholder debenture due to the increase in commodity prices. Provisions The balance of provisions increased from R$ 18.730 billion on December 31st, 2016 to R$ 23.243 billion on December 31st, 2017. This variation in the balance relates to (i) an increase in provisions for lawsuits by 78.2%, from R$ 2.734 billion on December 31st, 2016 to R$ 4.873 billion on December 31, 2017, due to the incorporation of PIS/Cofins lawsuits on interest on equity of Valepar; and (ii) an increase of 26.5% in the provision for asset demobilization obligations, which increased from R$ 8.055 billion on December 31st, 2016 to R$ 10.191 billion on December 31st, 2017, due to a review in the estimates of future cash flows. Shareholders' Equity held by Controlling Shareholders On December 31st, 2017, the balance of shareholders' equity added up to R$ 143.758 billion, compared to R$ 127.241 billion in 2016, mainly due to (i) the net income for the year, in the amount of R$ 17.627 billion, (ii) adjustments for conversion of R$ 3.309 billion, (iii) incorporation of Valepar's remaining assets in the amount of R$ 3.634 billion, offset by (iv) distribution of dividends and interest on equity in the amount of R$ 6.786 billion. A nalysis of Cash Flows 2017 vs. 2016 The table below presents the values relating to the cash flow statements for the fiscal years ended December 31st, 2017 and December 31, 2016:

(In billion reais)	2017	Variation (%)	2016
	Fiscal year ended on December 31,		
Operating cash flow:			
Net gain (loss) before taxes on operating income	24.885	-7.9%	27.022
Adjustments to consolidate net profit with revenues from operational activities	15.086	-356.4%	(5.885)
Net operating revenues	**39.971**	**89.1%**	**21.137**
Net revenue used in investment	**(10.690)**	**-31.8%**	**(15.673)**
Net revenue from (used in) financing	**(28.031)**	**879.8%**	**(2.861)**
Net cash from (used in) discontinued operations	(0.817)	55.0%	(0.527)
Increase (reduction) in cash and cash equivalents	0.433	-79.1%	2.076
Beginning of the year cash and cash equivalents	13.891	-0.9%	14.022
Effect of foreign exchange variations in cash and cash equivalents	0.038	-101.7%	(2.207)
Cash and cash equivalents from companies sold and merged	(0.044)	-100.0%	-
End of the year cash and cash equivalents	**14.318**	**3.1%**	**13.891**

Net operating revenues

Operating cash flow increased by 89.1%, going from R$ 21.137 billion in 2016 to R$ 39.971 billion in 2017, mainly due to (i) a stronger operating performance by reason of an increase in the price of iron ore throughout 2017; (ii) an improvement in the working capital, mainly as a result of the significant reduction in accounts receivable and (iii) lower settlement volume of derivative financial instruments compared to the same period in 2016.

Net revenue from (used in) investments

The cash flow applied to the Company's investment activities for the year ended December 31st, 2017 totaled R$ 10.690 billion, compared to R$ 15.673 billion for the same period in 2016, due to the reduction of capital investments due to the conclusion of the S11D project.

Net revenue from (used in) financing

Cash flow from financing activities for the year ended December 31st, 2017 totaled R$ 28.031 billion, compared to R$ 2.861 billion in 2016, mainly due to: (i) higher repayment of loans and financing; (ii) increase in the payment of interest on equity; and (iii) lower borrowings.

10.2 – Operating and Financial Results

a. Results of Vale operations, in particular:

i. description of any key components of revenue

In 2018, Vale had a net sales revenue of R$ 134.483 billion, representing an increase of 23.9% compared to R$ 108.532 billion in 2017, mainly due to higher volumes sold of iron ore fines and pellets and higher prices pellets and iron ore fines and prices of other commodities, in addition to the positive impact of foreign exchange variation, due to the prices USD denominated.

In 2017, Vale had a net sales revenue of R$ 108.532 billion, representing an increase of 14.7% compared to R$ 94.633 billion in 2016, mainly due to higher prices and premiums for pellets, iron ore and other commodities, as well as higher volumes sold of pellets, copper and metallurgical coal.

In 2016, Vale's net operating revenues increased 17.6% to R$ 94.633 billion, compared to the previous year, mainly due to higher prices for pellets, iron ore and other commodities, as well as higher sales volumes of pellets, iron ore, nickel, copper and coal fines but were negatively affected by falling base metal prices.

Vale's revenue depends, among other factors, on the volume of production at its facilities and the prices for its products. The production report is available on the Company's website (www.vale.com).

The following table summarizes, for the periods indicated, the distribution of Vale's net revenues based on the geographical location of its customers.

	Fiscal year ending on December 31					
In billions of reais	**2018**	**%**	**2017**	**%**	**2016**	**%**
North America	**7.346**	**5.5**	**7.399**	**6.8**	**7.553**	**8.0**
USA	4.937	3.7	4.183	3.9	3.475	3.7
Canada	2.409	1.8	3.216	3.0	4.078	4.3
South America	**14.849**	**11.0**	**13.210**	**12.2**	**8.343**	**8.8**
Brazil	11.860	8.8	11.091	10.2	7.103	7.5
Others	2,989	2.2	2.119	2.0	1.240	1.3
Asia	**79.825**	**59.4**	**64.129**	**59.1**	**58.027**	**61.3**
China	56.283	41.9	44.847	41.3	43.778	**46.3**
Japan	10.066	7.5	7.836	7.2	6.019	6.4
South Korea	4.772	3.5	4.482	4.1	3.041	3.2
Taiwan	1.882	1.4	2.231	2.1	2.147	2.3
Others	6.822	5.1	4.733	4.4	3.042	3.2
Europe	**22.374**	**16.6**	**17.570**	**16.2**	**16.042**	**17.0**
Germany	6.058	4.5	4.414	4.1	4.772	5.0
France	2.412	1.8	1.761	1.6	1.471	1.6
United Kingdom	1.147	0.9	1.106	1.0	1.123	1.2
Italy	2.029	1.5	1.673	1.5	1.589	1.7
Others	10.728	8.0	8.616	7.9	7.087	7.5
Other countries	**10.089**	**7.5**	**6.224**	**5.7**	**4.668**	**4.9**
Net Revenue	**134.483**	**100.0**	**108.532**	**100.0**	**94.633**	**100.0**

Individually, the most important product in terms of revenue generation in fiscal years 2018, 2017 and 2016 was iron ore.

	Fiscal year ending on December 31					
In billions of reais	**2018**	**%**	**2017**	**%**	**2016**	**%**
Ferrous minerals	**102.842**	**76.5**	**80.291**	**74.0**	**69.929**	**73.9**
Iron ore	75.056	55.8	59.206	54.6	54.187	57.3
Pellets	24.389	18.1	18.043	16.6	13.198	13.9
Manganese and ferroalloys	1.660	1.2	1.501	1.4	1.031	1.1
Others	1.737	1.3	1.541	1.4	1.513	1.6
Coal	**6.025**	**4.5**	**5.003**	**4.6**	**2.882**	**3.0**
Base metals	**24.527**	**18.2**	**21.966**	**20.2**	**21.274**	**22.5**
Nickel and others	16.855	12.5	14.914	13.7	15.504	16.4
Copper	7.672	5.7	7.052	6.5	5.770	6.1
Others	**1.089**	**0.8**	**1.272**	**1.2**	**548**	**0.6**
Net Revenue	**134.483**	**100.0**	**108.532**	**100.0**	**94.633**	**100.0**

Demand and prices

The following table summarizes the average sale price of the main products for the periods indicated.

$/metric ton, unless otherwise indicated	Fiscal year ending on December 31		
	2018	2017	2016
Iron ore	244.14	205.08	186.89
Pellets	430.96	348.5	276.63
Manganese	669.75	508.42	378.56
Ferroalloys	4,301.94	4,322.96	2,579.57
Coal			
Thermal coal	311.79	227.88	158.86
Metallurgical Coal	696.04	550.95	408.18
Nickel	49,943.70	34,010.17	33,832.35
Copper	20,464.86	19,094.34	15,454.23

The following table summarizes the average volume sold of main products for the periods indicated.

(in thousand metric tons)	Fiscal year ending on December 31		
	2018	2017	2016
Iron ore	307.433	288.692	289.94
Pellets	56.592	51.775	47.709
Manganese	1.572	1.826	1.851
Ferroalloys	141	132	127
Coal			
Thermal coal	5.393	4.602	5.457
Metallurgical Coal	6.240	7.178	4.907
Nickel	236	295	311
Copper	379	424	430

Iron ore and pellets

Iron ore and iron ore pellets are priced based on a wide range of quality levels and physical characteristics. Price differences arise from a number of factors, such as the iron content of specific ore deposits, the beneficiation processes required to produce the desired end product, the particle size, the moisture content and the type and concentration of contaminants (such as phosphorus, alumina, silica and manganese ore) present in the ore. In addition, fines, granular ore and pellets usually command different prices.

Demand for iron ore and iron ore pellets is driven by global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by real estate and infrastructure construction and global industrial production. Demand from China has been the principal driver of world demand and prices.

In 2018, the Platts IODEX iron ore 62% price benchmark average was US$ 69.5/t, in line with 2017.

2018 was a strong year for the steel market, as steel mills around the world benefited from sustainable demand for steel and high prices.

Steel production in China reached a record high of 928 Mt in 2018, representing a 6.6% increase on a yearly basis, after a strong growth of more than 15% in the fourth quarter of the year.

Steel output (excluding China) also recorded strong growth in 2018, reaching 880.3 Mt, which represented a 2.5% increase on a yearly basis, due to the annual growth in steel production in the United States (+6.1%), India (+4.9%), Iran (+15.5%) and Southeast Asia (+14.1%).

In 2018, as well as in 2017, price differences were observed between high and low-grade iron ore. The increase in steel mills margins, high prices of metallurgical coal and the continuity of environmental restrictions imposed during 2017 led steelmakers to seek high quality iron ore, such as Vale’s iron ore from Carajás operations, with a content of around 65% of contained iron, which allows high productivity and lower emission levels. While the US$ 40.5/t average of the Metal Bulletin 58% iron ore price benchmark in 2018 represented a 13% decline 2017 average, the Metal Bulletin 65% average was US$ 90.4/t in 2018, representing a 3% increase over the average of the previous year. Vale’s iron ore prices are grounded in a variety of price options that are usually based on spot indices for the specification of prices charged to clients. Final prices may be based on current spot prices and average prices for specific periods. In cases where the products are priced before the final price is determinable at the time of delivery, we recognize the sale based on a provisional price with a subsequent adjustment to reflect the final price. The average realized price of iron ore 3in the fiscal year ended on December 31st, 2018 was 3.1% and 21.6% higher than the average prices practiced in 2017 and 2016, respectively. The average realized price of pellets¹ in the fiscal year ended on December 31st, 2018 was 7.6% and 46.4% higher than the average prices practiced in 2017 and 2016, respectively. Manganese and ferroalloys The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis. Coal The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electricity consumption, which will continue to be driven by worldwide economic growth, especially in emerging economies. Currently, the metallurgic coal prices are established on a quarterly basis (benchmark price system) or following the spot reference indexes. The prices of thermal coal are set in spot negotiations and/or through annual contracts. In 2018 the average price of metallurgical coal was US$ 207.1/t, which represents an increase of 10.2% over the year 2017. The main factors driving the increase in prices were: increased demand from India and Southeast Asia, logistical difficulties faced in the main export terminals and by production losses in some mines. In thermal coal, the average Richard Bay index was US$ 97.8/t in 2018, an increase of 15.2% over the year 2017. The main factors driving the price increase were: Chinese supply restriction during the first half of 2018, transoceanic market constraints caused by the monsoon period in Colombia, high gas prices in Europe, increased demand from South Asian cement producers and low utilization of nuclear power in Japan. Nickel Nickel is traded on the London Metal Exchange (LME), and it is mainly used to produce stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is largely affected by 3 Excluding the effects of exchange v ariation.

the production of stainless steel, which accounted for 68% of consumption in the fiscal year ended on December 31st, 2018 (69% and 69% in the years ended on December 31st, 2017 and 2016, respectively). Vale maintains short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts, together with its sales for non-stainless-steel applications (alloy steels, high nickel alloys, plating and batteries), provide stable demand for a significant portion of its annual production. In 2018, 67% of refined nickel sales were directed to non-stainless-steel applications, compared to the average primary nickel producer industry of 30%, bringing further stability to the Company's sales volumes. As a result of its focus on such higher-value segments, the average realized nickel prices have typically exceeded LME prices. Copper Copper prices are determined on the basis of: (i) copper prices in final markets, such as the LME and the NYMEX; and (ii) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining charges are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment of product. Global demand for refined copper grew by an estimated 3% in 2018 compared to 2017. Global demand for copper grew by an estimated 3% in 2018 compared to 2017. Demand for copper in China increased approximately 5% in 2018 compared to 2017, mainly due to increased infrastructure investments.

ii. Factors that materially affected the operating results In 2018, operating income was R$ 43.869 billion, representing an increase of R$ 9.057 billion compared to operating income in 2017, mainly due to higher prices and volumes of sales of pellets and iron ore. In 2017, operating income was R$ 34.812 billion, representing an increase of R$ 10.850 billion compared to operating income in 2016, mainly due to the increase in the prices of sales of pellets and iron ore, coal and base metals and a reduction of R$ 3.143 billion in the line “impairment and other gains or losses on non-current assets." The Company had an operating margin of 35.0%, 33.0% and 29.7% in the fiscal years ended on December 31st, 2018, 2017 and 2016, respectively. A djusted EBITDA Management uses adjusted EBITDA to evaluate each segment's contribution to performance and to support decisions on resource allocation. The Company's adjusted EBITDA is the operating income or loss, plus received dividends and interest on loans from affiliates and joint ventures, excluding (i) depreciation, depletion and amortization, and (ii) special events. Net sales rev enue EBIT A djusted EBITDA Shareholders’ compensation (controller) 134.483 48.825 61.065 7.694 108.532 37.150 48.992 4.721 94.633 28.799 40.906 5.524 The following table shows a reconciliation of adjusted EBITDA with net income (loss) from continuing operations for the years ended on December 31, 2018, 2017 and 2016. Net income (loss) from continuing operations Depreciation, amortization, and depletion Taxation on profit Net financial income EBIT DA 2 6 .084 2 0 .278 1 7 .455 12.240 (0.966) 18.058 11.842 4.607 12.107 9.567 9.650 (6.302) 55.416 46.377 32.827 Items for reconciliation of A djusted EBIT DA Results from inv estments and other results in affiliates and joint v entures, net of div idends Special ev ents A djusted EBIT DA from continuing operations 2.126 1.590 1.025 48.992 3.911 4.204 61.065 4.168 40.906 Special events are recognized gains or losses in the Company's operating results that are not related to the performance of the business segments. The Company excludes the special events of adjusted EBITDA for the purpose of comparability of segment performance analysis. The special events identified by the Company are as follows: Results on write down of assets Nacala Logistics C orridor Impairment of assets and onerous contracts (1.283) - (2.240) (1.580) 1.438 (0.883) (0.228) - (3.940) Fiscal year ending on December 31 In billions of reais 201820172016 EBIT DA Years ended December 31 st , (in billions of reais) 20182017 2016 Fiscal year ending on December 31 In billions of reais201820172016

T otal (3.523) (1.025) (4.168) b. Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services Exchange rate variations The results are affected in several ways by changes in the Real currency exchange rates. Changes in the closing exchange rate influence Vale’s financial results, while changes in the average exchange rate affect its operating performance. In 2018, on average, the real depreciated 14.5% against the US dollar, from an exchange rate of R$ 3.19/US$ 1.00 in 2017 to R$ 3.66/US$ 1.00 in 2018. Most of the Company's revenues are expressed in US dollars, whereas most costs of the goods sold are expressed in other currencies, mainly the Brazilian real (50.6% on December 31st, 2018), the US dollar (35.9% on December 31st, 2018), Canadian dollars (11.2% on December 31st, 2018), Indonesian rupees, Australian dollars, Euros and others. In 2018, the Brazilian real depreciated 17.1% against the US dollar, from a closing exchange rate of R$ 3.31/US$ 1.00 on December 31, 2017 to R$ 3.87/US$ 1.00 on December 31, 2018. The net monetary and exchange rate variation negatively impacted net income of R$ 10.207 billion as of December 31st, 2018, mainly due to the long-term dollar loan payable to Vale International S.A. The net result of the currency and interest rate swaps, structured mainly to convert the debt expressed in Brazilian Reais into US dollars to protect our cash flow from currency price volatility, produced a negative accounting effect of R$ 1.054 million in the fiscal year ending on December 31st, 2018. In January 2017, the Company implemented a hedge accounting strategy for foreign exchange risk related to its net investments in Vale International and Vale Austria. The objective of the program is to mitigate the impact of exchange rate variation on results, reducing volatility and allowing the financial result to better reflect the company's economic performance. In 2017, the Brazilian real depreciated 1.5% against the US dollar, from a closing exchange rate of R$ 3.26/US$ 1.00 on December 31st, 2016 to R$ 3.31/US$ 1.00 on December 31st, 2017. The net monetary and exchange rate variation negatively impacted net income of R$ 2.130 billion as of December 31st, 2018, mainly due to the long-term dollar loan payable to Vale International S.A. The net result of the currency and interest rate swaps, mainly to convert the debt in Brazilian reais into US dollars to protect the cash flow from currency price volatility, produced a positive accounting effect of R$ 997 million in the fiscal year ended on December 31st, 2017. Variations in Price and Volumes The Company's revenues are mainly affected by changes in prices as well as changes in the volumes of products commercialized. On December 31st, 2018, the net revenue from the sales of the Company's products was R$ 134.483 billion. As most of the revenue is linked to the marketing of ferrous minerals, including iron ore and pellets, the increase in price and better premiums for iron ore and pellets contributes significantly to the Company's revenue growth. On December 31st, 2017 and December 31st,

2016, the revenue coming from the marketing of the Company’s products was R$ 108.532 billion and R$ 94.633 billion, respectively.

The following table shows Vale's net revenue from sales per segment for the periods indicated.

	Fiscal Year Ended on December 31st,		
Business segment	2018	2017	2016
Ferrous Minerals	76.5%	74.0%	73.9%
Base Metals	18.2%	20.2%	22.5%
Coal	4.6%	4.6%	3.0%
Other	0.8%	1.2%	0.6%
Total	**100.0%**	**100.0%**	**100.0%**

Sales of ferrous minerals accounted for 76.5% of the Company's total net operating revenues from sales in 2018, slightly above the 74.0% in the same period of 2017 and 73.9% in 2016.

Several factors influenced the prices and the demand for the different products of the Company, such as: (i) iron and impurities content and size of the particles (for iron ore and pellets); (ii) tendencies of the carbon steel market and price of the main inputs (for manganese and ferroalloys); (iii) demand for steel, especially in Asia, and for coal, especially in Chinese production; (iv) discount or premium in relation to the price negotiated on the London Metal Exchange (LME) (for nickel); (v) price of copper metal in final markets (for copper).

For more information on changes to its product prices, as well as on changes to the volumes sold in the last three fiscal years, see item "10.2(a) (i)(ii)" of this Reference Form, in particular the comparative tables inserted in such items.

Variations in the inflation rates

The Company's revenues are not significantly affected by inflation rates, and the main variations in operational income are attributable to price changes and volumes changes.

c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and Vale's financial result, when relevant

For comments on the inflationary impact, price variations in the main products and exchange rates, see item "10.2 (b)" of this Reference Form.

Interest Rates

Vale is exposed to the risk of interest rates for loans and financing. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The floating rate of its debt expressed in Brazilian *reais* includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the CDI (Interbank Deposit Certificate), the reference interest rate on the Brazilian interbank market and the TJLP (long-term interest rate).

The Company uses swap operations to convert the greater part of this debt into fixed rates in US dollars. On December 31st, 2018, before swap operations, 23% of the debt was in Reais and the remaining 77% was in other currencies. On December 31st, 2017, before swap operations, 18% of the debt was in Reais and the remaining 82% was in other currencies. On December 31st, 2016, before swap operations, 23% of the debt was in Brazilian reais and the remaining 77% in other currencies.

On December 31st, 2018, approximately 35.7% of debt was tied to the floating interest rate, compared to around 35.6% on December 31st, 2017 and 47.4% on December 31st, 2016.

Price of main inputs Fuel and gas costs are an important components of Vale’s production cost and represented 7.0% of its total cost of products sold in the fiscal year ending on December 31st, 2018; it was 6.2% in 2017; and 7.0% in 2016. Expenses with electricity account for 4.1% of total cost of products sold in the fiscal year ended on December 31st, 2018; 4.6% in 2017, and 3.9% in 2016. The noncurrent assets impairment registered in 2018 resulted in a loss of about R$ 2.240 billion, when compared to the loss of R$ 883 million in 2017. This amount refers to the Company's impairment, based on premises that include the discounted cash flow and the commodities price. Vale seeks to disclose as much information as possible about its views on the various markets where it operates, its guidelines, strategies and their implementation, in order to provide capital market participants with a sound basis for their expectations regarding the Company’s performance in the medium and long term. 10.3 Events with relevant effects, occurred and expected, in the financial statements of the Company and its results a. Introduction or disposal of operating segment 2018 There were no introductions or disposals of operating segments in fiscal year 2018 that have caused or may cause relevant effects on the financial statements. 2017 Cubatão (part of the fertilizer business) In November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. In May 2018, the transaction was concluded and the company received R$ 882 million (US $ 255 million) to be paid in cash and a loss of R$ 231 million was recognized in in the statement of income of discontinued operations for the year ended in December 31st, 2018. Net assets were adjusted to reflect fair value less costs to sell and a loss of R$ 508 million was recognized in the income statement of discontinued operations for the year ended in December 31st, 2017. 2016 Fertilizers (Discontinued operations) In December 2016, the Company entered into an agreement with The Mosaic Company ("Mosaic") to sell: (i) its phosphate assets located in Brazil, except those mainly related to assets located in Cubatão; (ii) control at Compañia Minera Miski Mayo S.A.C., in Peru; (iii) its potash assets located in Brazil; and (iv) its potash projects in Canada. Therefore, the fertilizer segment, including the assets of Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as held for sale, as established by IFRS 5. In January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by some final adjustments made by the parties under the original terms and conditions of the negotiation. As a result of these changes, the Company received R$ 3.495 billion (equivalent to US$ 1.080 billion) in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's common shares after the issuance of these shares - corresponding to R$ 2,907 billion

(equivalent to US$ 899 million), based on Mosaic's share quotation on the closing date of the transaction. Net fertilizer assets were adjusted to reflect fair value less costs of sale and a loss in 2017 in the amount of R$ 2.325 billion (R$ 5.899 billion in 2016) was recognized in the statement of income of discontinued operations for the year ended in December 31st, 2017. b. Incorporation, acquisition or divestiture of stakeholder positions Main acquisitions Subsequent event New Steel Global NV In January, 2019 (subsequent event), the company acquired the control of New Steel Global NV, a company that develops innovative technologies of iron ore beneficiation and possesses patents for dry processing processes in 56 countries, by the value of R$ 1.937 billion (R$ 500 million). 2018 Ferrous Resources Limited In December 2018, the Company entered into an agreement to acquire Ferrous Resources Limited, a company that currently owns and operates iron ore mines, close to Vale's operations in Minas Gerais, for the amount of R$ 2.131 billion (US$ 550 million). The c ompletion of the transaction is forecast for 2019, subject to conditions precedent. 2017 There were no shareholding acquisitions in the fiscal year of 2017 that have caused or may cause relevant effects on the financial statements. 2016 Minas da Serra Geral S.A . ("MSG") In March of 2016, the Company performed the purchase option of an additional participation of 50% in MSG which was detained by the JFE Steel Corporation ("JFE") for the amount of R$ 65 million. Consequently, Vale holds, in the date of this Reference Form, 100% of the capital of MSG. Main investment disposals and asset sales In accordance with its strategy, Vale continues to reduce stakes in non-core assets. The following is a summary of the main disposals and sales of assets during the three -year period under discussion. 2018 Sale of part of the cobalt stream produced as byproduct In June 2018, the Company entered into separate transactions with Wheaton Precious Metals Corp. ("Wheaton") and with Cobalt 27 Capital Corp ("Cobalt 27") to sell the 75% stream of cobalt extracted as byproduct of the Voisey's Bay mine, in Canada, effective January 1, 2021. As a result, the Company resumed the project to expand Voisey's Bay underground mining operations, which will increase the mine's life from 2023 to 2034. The first full year of underground mining is expected by 2021, when the open pit mine begins to enter ramp-down.

Upon completion of the transaction, the Company received an advance payment of R$ 2.603 billion (US$ 690 million) in cash, being R$ 1.471 billion (US$ 390 million) of Wheaton and R$ 1.132 billion (US$ 300 million) from Cobalt 27, recorded as other noncurrent liabilities. Vale will receive additional payments of 20%, on average, of the market reference price of cobalt, for each pound of finished cobalt delivered. As of January 1, 2021, Wheaton and Cobalt 27 will be entitled to receive 42.4% and 32.6% of future cobalt output from the Voisey's Bay mine, respectively, while Va le remains exposed to approximately 40%, as it will hold the rights to 25% of future cobalt production and receive 20% of additional cobalt stream payments. The estimated result of the sale of the mining rights is not significant and will be accounted for when certain production limits have been reached at the Voisey's Bay mine. A sset write-offs In 2018, the Company recognized in the result a loss of R$ 3.523 billion as ”impairment and losses on noncurrent assets" related to write-off of non-feasible projects and operating assets written off through sale or obsolescence, the Company recognized R$ 1.283 billion and the losses (reversals) for impairment and onerous contracts recognized in the year were R$ 2.240 billion. 2017 Coal - Nacala logistics corridor (“Nacala”) In December 2014, and in accordance with the amendments of November 2016, the Company entered into an agreement with Mitsui & Co. Ltd. ("Mitsui") to transfer 50% of its 66.7% stake in the Nacala Logistics Corridor ("CLN"), formed by the companies that own the concessions of railroads and ports located in Mozambique and Malawi. In addition, Mitsui agreed to acquire a 15% stake in Vale Mozambique's holding company, which holds control of the Moatize Coal Project. In March 2017, the transaction was completed and the amount of R$ 2.186 billion (equivalent to US$ 690 million) was received by Vale. Upon completion of the transaction, the Company (i) held an 81% stake in Vale Mozambique, while maintaining control of the Moatize Coal Project and (ii) shared control of the Nacala Logistics Corridor (Nacala BV), with Mitsui. As a result of the shared control of Nacala BV, the Company: (i) recorded a write-off of assets and liabilities classified as held for sale in the total amount of R$ 13.130 billion (equivalent to US$ 4.144 billion), of which R$ 12.874 billion (equivalent to US$ 4.063 billion) refer to property, plant and equipment and intangible assets; recorded a write-off of R$ 44 million (equivalent to US$ 14 million) related to cash and cash equivalents; recognized a gain of R$ 1.403 billion (equivalent to US$ 447 million) in the r esult related to the sale and remeasurement at fair value of its remaining interest in Nacala BV based on the consideration received; reclassified the gain related to the cumulative translation adjustments to income in the amount of R$ 35 million (equivalent to US$ 11 million). (ii) (iii) (iv) The result of the transaction of the assets related to the Nacala logistics corridor was recognized in the result as “impairment and losses on noncurrent assets”. The results of the coal holding transaction were recognized in “non-controlling shareholders’ results" in the amount of R$ 329 million (equivalent to US$ 105 million), directly in Net Assets. The amount received was recognized in the cash flow as “proceeds from the sale of property, plant and equipment and investment" in the amount of R$ 1.387 billion (equivalent to US$ 435 million) and “transactions with non-controlling shareholders" in the amount of R$ 799 million (equivalent to US$ 255 million). Due to the deconsolidation of the Nacala Logistics Corridor, Vale now has, after the transaction, outstanding loan balances with Nacala BV and Pangea Emirates Ltd declared as related parties. On November 2017, Nacala BV entered into financial agreements in the form of a Project Finance, to receive US$ 2.7 billion (equivalent to R$ 8.9 billion) in contracted financing that will be used to partially amortize loans with the Company. Receipt of funds is still subject to prior project finance conditions of the Nacala Project Finance. Shipping assets During the year ended December 31, 2017, the Company concluded the sale of four VLOC's and two Floating Transfer Stations for the amount of R$ 1.259 billion. The Company recognized a loss of R$ 436 million in the result as “impairment and other gains or losses on noncurrent assets". A sset write-offs In 2017, the Company recognized in the result a loss of R$ 1.144 billion as “impairment and losses on non-current assets" related to write-off of non-viable projects and operating assets written off through sale or obsolescence. 2016 Thyssenkrupp Companhia Siderúrgica do A tlântico Ltd (“CSA ”) In April 2016, the Company sold 100% of its stake in CSA (26.87%) for a non-significant amount. This transaction resulted in a loss of R$ 266 million referring to the recycling of “cumulative translation adjustments" recognized in the income statement as “impairment and other results from investment in affiliates and joint ventures”. Shipping assets In June 2016, Vale approved the plan to sell its fleet of eleven ships. As a result, the referred to assets were reclassified to “noncurrent assets held for sale” and the loss in the amount of R$ 228 million was recorded in the income statement as “result in the measurement or sale of noncurrent assets”. In the year ended December 31st, 2016, the Company concluded the sale of three Very Large Ore Carriers ("VLOC's") for R$ 863 million and four capesizes vessels for R$ 470 million. On December 31, 2016, four vessels were still recorded as “assets held for sale”. Sale of part of the gold stream produced as byproduct In 2013, the Company entered into a gold transaction with Wheaton Precious Metals Corp. ("WPM") with amendments in March 2015 and August 2016, to sell 75% of the gold mined as a byproduct of the Salobo copper mine and 70% of the gold mined as byproduct of the Sudbury nickel mines. The operations were bifurcated into two identifiable components of the transaction: (i) the sale of mining rights and (ii) services for the extraction of gold to the extent that Vale acts as a gold mining agent for WPM. The result of the sale of mining rights from the additional transactions of R$ 480 and R$ 722 million was recognized in the fiscal year ended December 31, 2016 and 2015, respectively, in line item entry “other operating expenses, net”. c. Unusual events or operations

Subsequent Events Brumadinho dam failure On January 25, 2019 (subsequent event), a breach has been experienced in the Dam I of the Córrego do Feijão mine, which belongs to the Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brasil (“Brumadinho dam”). This dam was i nactive since 2016 (without additional tailings disposal) and there was no other operational activity in this structure. Due to the dam failure, 306 people lost their lives or are missing and ecosystems were affected. Around 11.7 million metric tons of iron ore waste were contained in the Brumadinho dam. It is not yet known the exact volume of iron ore waste that was released due to the dam failure. The tailings contained in the Dam I have caused an impact of around 270 km in extension, destroying some of Vale’s facilities, affecting local communities and causing impacts to the environment environment. The Paraopeba river and its ecosystems have also been impacted by the event. The Company has not been sparing efforts to support the victims and to mitigate and recover the social and environmental damages resulting from the breach of the dam. Vale has provided support in multiple ways, aiming to ensure the humanitarian assistance to those affected by the dam breach. To determine the causes for the event, Vale has engaged a panel of independent experts. Furthermore, the Company established three Extraordinary Independent Consulting Committees to support the Board of Directors, which are composed by independent members that are unrelated to the management or to the Company’s operations to ensure that the initiatives by the committees be unbiased. Following are the committees: (i) The Extraordinary Independent Consulting Committee for Investigation (“CIAEA”), dedicated to investigating the causes and responsibilities for the Brumadinho dam breach; (ii) The Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”), dedicated to follow-up on the measures taken to support the victims and the recovery of the areas affected by the breach of the Brumadinho dam, assuring that all necess ary resources will be applied; and (iii) The Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”), which will provide support to the Board of Directors in questions related to the diagnosis of safety conditions, management and risk mitigation related to Vale’s tailings dams, also providing recommendations of actions to strengthen safety conditions of those dams. In addition, Vale has determined the suspension (i) of the variable remuneration of its executives; (ii) the Shareholder’s Remuneration Policy and (iii) any other resolution related to shares buyback. The Company paid the shareholders in anticipation of the remuneration for the year, the amount of R$ 7.694 billion in September 2018, approved by the Board of Directors on July 25, 2018. This payment was higher than the minimum mandatory remuneration for the year ended December 31, 2018 and consequently no additional dividends to shareholders is required (note 30 of Vale’s Financial Statements). a) Financial impacts arising from the dam failure The Company concluded that the dam disruption and subsequent developments do not relate to a condition existing at the date of the financial statements and therefore, does not result in adjustments to the accounting amounts recognized at Dece mber 31, 2018. Therefore, all accounting impacts will be reflected in 2019. At the current stage of the investigations, assessments of the causes and possible third parties lawsuits, it is not possible to have a reliable measure of all cost that the Compa ny may incur for the purpose of disclosure in the financial statements. The amounts related to this event that are being disclosed took into consideration the best estimates by the Company´s management.

i) Operation stoppages and de-characterization of the upstream dams On January 29, 2019 the Company has informed the market and Brazilian authorities its decision to speed up the plan to “de-characterize” all of its tailings dams built by the upstream method (same method as the Brumadinho dam), located in Brazil. The “de-characterizing” means that the structure will be dismantled and will no longer have its original operational characteristics. The Company is working on the elaboration of the respective projects for the de -characterization of upstream dams which, once completed, will be submitted for approval by the competent authorities, in accordance with regulations and legal requirements. The initial estimate, based on preliminary studies carried out on January 29th, 2019, indicated expenditures of R $ 5 billion for the withdrawal and reprocessing of all material in the dams, followed by the total recovery of the areas in the process of decharacterization. Before the event, the decommissioning plans of these dams were based on a method which aimed to ensure the physical and chemical stability of the structures, not necessarily, in all cases, removing and reprocessing the tailings contained in the dams. Since the event, the Company has been working on an individual detailed engineering plan to each of these dams to allow the total de-characterization of the structures. . Up to the present time it is not possible to define the costs to be incurred in these de-characterizations and as soon as a new concrete estimate is defined, the Company will disclose and recognize the obligation in 2019. In order to carry out safely the de-characterization of the dams, the Company has temporarily stopped the production of the units where the upstream dams are located, as already disclosed to the market. The stoppage results in a reduction in production of approximate ly 40 million tons of iron ore on annual basis. In addition, the Company has other operations that are temporarily suspended due to judicial decisions or technical analysis performed by the Company on the dams, which represents a potential reduction in sales of 52.8 million tons of iron ore. The Company is working on legal and technical measures to resume these operations. For reference, the Company sold 365 million tons of iron ore and pellets in 2018. Due to the failure of the Brumadinho dam and review undertaken on the safety requirements for other dams in the Minas Gerais region, when necessary people were placed in temporary accommodation. ii) A ssets write-offs Following the event and the decision to speed up the de-characterization of the upstream dams, the Company will write-off assets of the Córrego do Feijão mine and those related to the upstream dams in Brazil, resulting in a loss of US$124 million (R$480 million) in 2019, which will impact the Company's balance sheet and income statement. iii) Framework A greements The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. As a result, the Company has started negotiations and entered into agreements with the authorities as well as people affected by the event. Public Ministry of Labor On February 15, 2019, Vale entered into a preliminary agreement with the Public Ministry of La bor to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation. Under the terms of the agreement, Vale will maintain the jobs of its direct employees until December 31, 2019. Regarding third party employees, who have been exempted, Vale will assist in its re-marketing or keep the payment of its salary until December 31, 2019. The Company will also keep paying wages regularly to the missing people until the authorities have considered them as fatal victims of the event and will pay to the families of the fatal victims an amount equivalent to two thirds of their wages until December 31, 2019 or until Vale reaches the final agreement with the Public Ministry of Labor. Under the terms proposed by Vale and considering the uncertainties related to the necessary procedures to estimate the amount to be spent, including the number of individuals entitled to indemnification, the Company has estimated that this agreement will result in a provision of approximately US$220 (R$850 million) in 2019. Moreover, the Company will provide a lifelong medical insurance benefit to the widows and widowers and a similar benefit to the dependents of the victims until they are 22 years old. Due to the preliminary stage of this agreement and considering the complexity of an actuarial estimate, it is not possible yet to determine a range of outcomes or reliable estimates and, therefore, the amount of the provision related to this obligation could not be estimated. The Company expects to have this information during the course of 2019. Brazilian Federal Government, State of Minas Gerais, Public Prosecutors and Public Defendants On a judicial hearing that took place on February 20, 2019, in the scope of the public civil action n° 5010709-36.2019.8.13.0024, in process of the 6th Public Treasury Lower Court of Belo Horizonte, Vale entered into a preliminary agreement with the State of Minas Gerais, Federal Government and representatives of Public Authorities in which the Company commits to make emergency indemnification payments to the residents of Brumadinho and the communities that are located up to one kilometer from the Paraopeba river bed, from Brumadinho to the city of Pompéu, subject to registration. Due to this agreement, the Company will anticipate indemnification to each family member through monthly payments during a 12-month period, which changes based, amongother factors, on the age of the beneficiary. The Company has initially estimated a provision ranging from R$1 billion to R$2 billion related to these payments, depending on the number of beneficiaries that will be registered. The agreement also includes the following measures: (i) independent technical assistance to support on the individual indemnities of those affected, if requested; and (ii) reimbursement or direct funding of the extraordinary expenses of the State of Minas Gerais and its governmental bodies due to the dam failure, including transportation, accommodation and food expenses of the employees involved in the rescue and other emergency actions. The respective amounts are still being estimated by the State of Minas Gerais and will be presented in Court. iv) Donations and other incurred expenses Donations Vale has offered donations of R$100 thousand to each of the families with missing members or affected by fatalities, R$50 thousand to families that resided in the Self-Saving Zone (“ZAS”) near to Brumadinho dam, R$15 thousand to business owners of the region and R$5 thousand for each family that resided in the ZAS of Sul Superior dam of the Gongo Soco mine, in Barão de Cocais. The estimated amount spent to date is around R$62 million. These humanitarian donations will not be subject to any compensation with eventual indemnification obligations that the Company may have with its beneficiaries. Vale also entered into an agreement with the Brumadinho city, in which the Company will donate to the city an amount of approximately R$80 million over the next 2 year s.

Environment and fauna

The Company is building a retention dike for the tailings on the affected areas. The Company has also installed anti-turbidity barriers for sediment retention alongside the Paraopeba River. In addition, Vale has mobilized cleaning, de-sanding and dredging the Paraopeba river channel.

Daily collection points of water and barriers for sediment retention were installed alongside the Paraopeba River, Três Maias reservoir and São Francisco river.

Vale also has dedicated structures and specialized teams for the rescue, reception and exclusive treatment of animals rescued from impacted areas, enabling emergency care and recovery so that, after veterinary authorization, they are returned to their homes and their tutors.

Furthermore, the Company has agreed to pay the administrative fines imposed by the State Secretary for Environment and Sustainable Development – SEMAD MG, in the total approximated amount of R$99 million.

The Company has incurred the following expenses up to the present moment:

(in million reais reais)	2019
Incurred expenses	
Administrative sanctions	99
Donations to the affected people and to the city	62
Drilling and infrastructure	20
Environmental recovery	17
Medical aid and other materials	9
Fuel and transportation	8
Others (*)	85
	300

(*) Includes expenses with communication, accommodation, humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

Off the events identified at this stage, a significant portion has not been disbursed or measured. The total costs incurred with Vale's employees dedicated to providing support with matters related to the event (including wages), equipment and materials were not measured yet.

b) Contingencies and other legal matters

Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigations. New contingencies are expected to come in the future. Vale is still evaluating these contingencies and will recognize a provision based on the stage of these claims. Due to the preliminary stage of the investigations and claims, it is not possible to determine a range of reliable results or estimates of potential exposure related to dam breach at this point in time.

Lawsuits

On January 27, 2019, following the injunctions granted upon the requests of the Public Prosecutors of the State of Minas Gerais and the State of Minas Gerais, the Company had restricted US$2.8 billion (R$11 billion) on its bank accounts to take the necessary measures to reassure the stability of the other dams of the Córrego do Feijão Mine Complex, provide accommodation and assistance to the affected people, remediate environmental impacts, among other obligations.

On January 31, 2019, the Public Ministry of Labor filed a Public Civil Action and a couple of preliminary injunctions were granted determining the freezing of US$400 (R$1.6 billion) on the

Company’s bank accounts to secure the indemnification of direct and third-party employees that worked in the Córrego de Feijão mine at the time of the Brumadinho dam breach. On March 18, 2019 the Public Prosecutor of the State of Minas Gerais filed a Publ ic Civil Action and a preliminary injunction was granted to freeze US$ 258 million (R$1 billion) of the Company’s assets, aiming to grant funds that could be required to indemnify for losses that may arise from the evacuation of the community of Sebastião de Águas Claras – Macacos community. On March 25, 2019, the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and a preliminary injunction was granted to freeze US$ 761 million (R$2.95 billion) of the Company’s assets, to grant funds that might be required to indemnify for losses that may arise from evacuation of the communities in Gongo Soco, Barão de Cocais. In total, approximately US$4.4 billion (R$16.9 billion) of the Company's assets were blocked, of which approximately US$121 (R$468 million) were freeze on the Company’s bank accounts, US$3.3 billion (R$12.6 billion) were converted into judicial deposits and US$1 billion (R$3.75 billion) was guaranteed using 75,312,728 treasury shares out of the 158,216,372 treasury shares held by Vale as at December 31,2018. Other collective and individual claims related to the Brumadinho dam breach were filed. Some collective claims were extinguished by the applicable court. Administrative sanctions In addition, the Company was notified of the imposition of administrative fines by Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$65 (R$250 million) and a daily fine of US$26 thousand (R$100 thousand), drawn up on February 7, 2019, which Vale has presented defenses against all of them. In addition, the Brumadinho Municipal Department of the Environment has also imposed fines totaling approximately US$28 (R$108 million), which the Company has also presented a defense. U.S. Securities class action suits Vale and certain of its current officers have been named as defendants in securities class action complaints in Federal Courts in New York brought by holders of Vale’s securities under U.S. federal securities laws. The complaints allege that Vale made false and misleading statements or omitted to make disclosures concerning the risks and potential damage of a breach of the dam in the Córrego de Feijão mine. The plaintiffs have not specified an amount of alleged damages in these complaints. Vale intends to defend these actions and mount a full defense against these claims. As a consequence of the preliminary nature of these proceedings, it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time, and the amount of provision that will be recognized in 2019 could not be estimated. The Company is negotiating with insurers under its operational risk, general liability and engineering risk policies, but these negotiations are still at a preliminary stage. Any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. In light of the uncertainties, no indemnification to the Company was recognized in Vale’s financial statements. 2018 Contingencies related to the Samarco accident Due to the stage of the contingencies related to the Samarco's accident, in the date of this Reference Form, it is not possible to determine a range of possible outcomes or a reliable estimate of potential losses to Vale S.A. Consequently, no contingent liability has been quantified and no provision was recognized for the year ended in December 31st, 2018.

In June 2018, a Preliminary Agreement was signed between the parties, which extinguished (i) the public civil action of R$ 20.2 billion filed by the Federal Government and others; and (ii) part of the public civil action of R$ 155 billion filed by the MPF. In relation to the public civil action of R$ 155 billion, the parties continue to dialogue for the extinction of some of its requests, as well as other lawsuits whose claims are already contemplated on the signed agreement. Criminal charges In 2016, criminal charges were filed by the MPF against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals due to the consequences related to the collapse of the Fundão dam. All witnesses that are residents in Brazil were heard. Currently, the lawsuit is pending a position by the Courts and all the hearings related to this lawsuit are suspended. 2017 Contingencies related to the Samarco accident are presented above. 2016 Contingencies related to the Samarco accident Contingencies related to the Samarco accident are presented above. 10.4 - Significant changes in accounting practices - Corrections and remarks in the auditor’s opinion a. Significant changes in accounting practices 2018 The Company adopted as of January 1st, 2018, the new IFRS 9 - Financial Instruments and IFRS 15 - Revenues from Contracts with Customers statements. IFRS 9 - Financial Instruments - This statement introduces new approaches to the classification and measurement of financial assets and liabilities, a new impairment model and new rules for hedge accounting. The Company applied IFRS 9 prospectively, with initial adoption on January 1st, 2018. The Company did not resubmit comparative information, which continues to be disclosed in accordance with the previous standard, IAS 39 - Financial Instruments. The main changes are described below: Classification and measurement - In accordance with IFRS 9, debt instruments are subsequently measured at fair value through profit or loss (FVTPL), at amortized cost, or at fair value through other comprehensive income (FVOCI). The classification is based on the Company's business model for asset management, and if the contractual cash flows of the instrument represent solely payments of principal and interest (SPPI) on the value of the outstanding principal. On the date of the initial application of IFRS 9, the Company evaluated which business models apply to its financial assets and classified them according to the categories of IFRS 9. Financial instruments classified as "Loans and receivables" by IAS 39 have met IFRS 9 criteria for classification at amortized cost, as these financial instruments are maintained to collect their cash flows and represent only payments of principal and interest. Derivatives held for trading should be maintained as FVTPL, according to the requirements of IFRS 9, therefore, there were also no changes in relation to these instruments as of the adoption of IFRS 9. Impairment – IFRS 9 substituted the IAS 39 incurred loss approach with an Expected Credit Loss (ECL) approach.

For accounts receivable, the Company adopted a simplified approach and calculated the expected credit loss, based on the expectation of default risk, which occurs throughout the life of the financial instrument and the identified loss was immaterial. The Company has established a matrix of provisions that is based on its history of credit losses, adjusted to prospective factors specific to the economic environment in which it operates and for any financial guarantee related to the receivable. The Company assesses on each date of submittal of its financial statements whether the financial assets classified at amortized cost must be subject to an impairment test. The new impairment approach of IFRS 9 did not have a material impact on the Company in the year ended December 31, 2018. Hedge accounting - The Company adopted the new general hedge accounting model set forth in IFRS 9. Currently, the changes introduced by IFRS 9 related to hedge accounting have not impacted the Company, as the Company currently does not have, on the date of this Reference Form, fair value or cash flow hedge accounting. The Company has only net investment hedge accounting, which has not had any changes introduced by this new statement. IFRS 15 Revenue from Contracts with Customers - This statement sets a comprehensive framework to determine the conditions for revenue recognition, replacing the IAS 18 Revenue, IAS 11 Construction Contracts Statements and related interpretations. The Company adopted the new statements using the modified retrospective method, which does not require the resubmittal of comparative information. The Company has assessed its revenues and the nature and effect of the changes resulting from the adoption of IFRS 15 are described below: Sale of products - There was no significant impact on the stage of recognition of product revenue, as the transfer of risks and benefits as well as the control usually occur at a specific moment in time. Freight service - Part of Vale's sales are made under Incoterms modalities known as CFR (Cost and Freight) or CIF (Cost, Insurance and Freight), under which the Company is responsible for providing freight services after the date that Vale transfers control of the goods to the customers. According to the previous Statement (IAS 18), revenues from freight services were recognized at the time of shipment, as well as related costs, and were not considered as a separate service. According to IFRS 15, the provision of freight services for CFR and CIF contracts should be considered as a distinct performance obligation in which a proportion of the transaction price would be allocated and recognized according to the actual provision of service over time. The impact of changing the timing of recognition of portion of the revenue allocated to freight has not impacted in a significant manner the Company's profit or loss on December 31, 2018. Therefore, such revenue is not being presented separately in these financial statements. Sales contracts at interim prices - Under IFRS 9 and 15, the treatment of the interim pricing mechanism embedded in commodity sales at interim prices remains unchanged. Therefore, these revenues are recognized based on the estimated fair value of the total consideration receivable, and the interim pricing mechanism embedded in these contracts is characterized as a derivative. The fair value of the sale price adjustment is recognized as an operating income in the statement of income. The changes introduced by IFRS 15 did not have a significant impact on the Company's financial statements for the year ended December 31, 2018. (I) Statements, interpretations, or updates issued by the IA SB to be adopted after December 31st, 2018 • Amendment to IFRS 3 Business Combinations, issued in October 2018, which addresses the update of business definition. (II) Statements, interpretation, guidelines and revision approved by CVM to be adopted after December 31st, 2018

• CVM Resolution No. 804, of December 27th, 2018 - Approved Technical Interpretation ICPC 22 of the Accounting Statements Committee, which addresses uncertainty regarding the treatment of taxation on profit (corresponding to IFRIC 23). • CVM Resolution No. 802, of November 1st, 2018 – Approved the Technical Statements Revision Document No. 13 regarding Technical Statements and Technical Interpretations issued by the Accounting Statements Committee (CPC). (III) Statements, interpretation, guidelines or revision approved by CPC to be adopted after December 31st, 2018 • ICPC 22 - Uncertainty on the Treatment of Taxation on Profit. • Revision 13 - Review of Technical Statements. 2017 There was no significant change in 2017. Normative documents issued in 2017 are related to the adoption of new accounting Statements or interpretations issued by the IASB, but not yet in force in 2017. (I) Statements, interpretations, or updates issued by the IA SB to be adopted after December 31, 2017 • IFRIC 23 - Uncertainty about Income Tax Treatments. (II) Statements, interpretation, guidelines and revision approved by CVM to be adopted after December 31st, 2017 • CVM Resolution No. 787, dated December 21st, 2017 – Approved Technical Statement CPC 06 (R2), issued by the Accounting Statements Committee, which deals with leasing (corresponding to IFRS 16). • CVM Resolution No. 786, dated December 21st, 2017 – Approved the Technical Interpretation ICPC 21, issued by the Accounting Statements Committee, which deals with foreign currency transactions and advance (corresponding to IFRIC 22). • CVM Resolution No. 788, dated December 21st, 2017 – Approved the Technical Pronouncements Revision Document No. 12 regarding Technical Statements and Technical Interpretations issued by the Accounting Statements Committee (CPC). (III) Statements, interpretation, guidelines or revision approved by CPC to be adopted after December 31st, 2017 • ICPC 21 – Foreign Currency Transaction and Advance • CPC 06 (R2) – Lease operations • Revision 12 - Review of Technical Statements. 2016 In 2016, there was no significant change in any statement. All statements issued in 2016 aim at the adoption of new accounting guidelines in subsequent periods, with IFRS 16 – Leases being the most significant. IFRS 16 has replaced IAS 17 Leasing operations and related interpretations and shall come into force for annual periods starting on or after January 1st, 2019, and therefore shall be adopted by the Company when it comes into force, provided it is implemented in Brazil by CPC and approved by the CVM and CFC. b. Significant effects of changes in accounting practices

The accounting policies applied in the preparation of the financial statements are consistent with those adopted and disclosed in the financial statements of prior years, except for the new accounting policies related to the application of IFRS 9 - Financial Instruments and IFRS 15 - Revenues from Contracts with Customers, which were adopted by the Company as of January 1st, 2018. The Company has not been an early adopter any standards and interpretations that have been issued or amended, but which are not yet effective for the year ended December 31st, 2018. The following new accounting statements were issued by IASB, but were not yet effective for 2018. The Company has also assessed the expected impacts on its financial statements, as detailed below: IFRS 16 Leases The IFRS 16 was issued in January 2016, and as its main change, the majority of leasings are to be recognized in the balance sheet of lessees, given that the distinction of operating and financial leasing was eliminated. According to the new definition, an asset (the right to use a leased asset) and a financial leasing liability should be recognized in the balance sheet, except for short term leases and items with low value. The Company will apply the statement as of the required date of adoption, January 1st, 2019. Vale will apply the new statement using the simplified approach, and will not resubmit comparative information for the first year of adoption. The right to use assets will be measured by the amount of the lease liability on the date of adoption. On December 31st, 2018, the Company has non-cancelable operating lease commitments in the nominal amount of R$ 9.676 billion. The Company gathered a team that reviewed these lease commitments during the year 2018, in light of the new lease accounting rules introduced by IFRS 16. Of these commitments, the Company expects to recognize a right to use asset and a lease liability of between R$ 6.8 billion and R$ 7.9 billion on January 1st, 2019, of which between R$ 900 million and R$ 1 billion is in current liabilities and between R$ 5.9 billion and R$ 6.9 billion in non-current liabilities. The impacts of adopting this statement may change, taking into account that the Company has not completed the tests and evaluations of controls of the information technology systems ("IT”), and the new accounting policies are subject to change until the Company submits its first financial statements as of the adoption of this accounting statement. c. Reservations and emphasis in the auditor's opinion There are no reservation paragraphs in Vale’s independent auditors reports for fiscal years of 2016, 2017 and 2018. However, the independent auditors' report on the financial statements for the fiscal year ended December 31st, 2018 included an emphasis paragraph regarding the Brumadinho Dam failure, without changing the opinion on these financial statements. The emphasis paragraph was reproduced below: “Emphasis – Subsequent event We call attention to Note 3 to the individual and consolidated financial statements, which describes the event of the Brumadinho dam failure occurred at the Company's operating facilities, on January 25th, 2019. Based on the Company's management's assessment, the event does not refer to a condition existing at the date of the financial statements and therefore does not result in adjustments to the book values recognized as of December 31st, 2018. The amounts disclosed in the explanatory note related to this event were based on Management's best estimates, but at the current stage of investigations, ascertainment of the causes and possible actions of third parties, it is not possible to reliably measure all potential costs that the Company may incur for disclosure purposes in the financial statements. Our opinion is not qualified in relation to this matter. " Regarding the event of the Brumadinho dam failure occurred on January 25th, 2019, located at the Córrego do Feijão mine in Minas Gerais and subsequent developments, the Company concluded, based on the accounting practices adopted in Brazil and the IFRS, that this event did not refer to a condition existing at the date of the financial statements and therefore does not result in adjustments to the accounting balances recognized as of December 31st, 2018, as disclosed in the Company's financial statements. Still in relation to the event, the Company agrees that in the current stage of the investigations, ascertainment of the causes and possible actions of third parties, it is not possible to reliably measure all potential costs that the Company may incur for purposes of disclosure of the financial statements. The figures disclosed in the financial statements refer only to the best estimates that have been possible to estimate so far. There are no paragraphs of emphasis in the financial statements for the fiscal years ended December 31st, 2016 and 2017. 10.5 – Critical accounting policies The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in the process of applying the accounting policies. These estimates are based on experience, best knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to revision of estimates. Actual future results may differ from the estimates. Significant estimates and judgments applied by the Company in preparing these financial statements are thus presented: a) Deferred revenue Defining the gain on sale of mining rights and the deferred revenue portion of the transaction required the use of critical accounting estimates, as follows: – Discount rates used to measure the present value of future inflows and outflows; – Allocation of costs between nickel or copper and gold based on relative prices; – Expected margin for the independent elements (sale of mining rights and services for gold extraction) based on Company's best estimate. b) Deferred income taxes Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into account the analysis of future results, supported by economic and financial projections, prepared based on internal assumptions and macroeconomic environment and business and tax scenarios that may be subject to changes in the future. The assumption of future profits is based on the production, planning of sales, prices of commodities, operational costs, and planning of capital costs. c) Consolidation

In some circumstances, judgment is required to determine whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control. The Company holds a majority of the voting capital in five jointly controlled operations (Aliança Geração de Energia SA, Aliança Norte Energia Participações SA, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização ), but management has concluded that the Company does not have sufficient voting rights to have the power to direct the entity's activities. As a result, these entities are accounted for under the equity method due to shareholders' agreements, where relevant decisions are shared with other parties. d) Mineral reserves and useful life of the mines The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves of the Company. The estimated volume of mineral reserves is used as a basis for calculating the portion of the mining assets that is depleted, and their estimated useful life is a major factor in quantifying the provision of environmental recovery of the mines and the impairment of long-term assets. Any change to the estimate of the volume of reserves of the mines and the useful lives of the related assets may have a significant impact on the depreciation, depletion and amortization charges and the impairment assessment. e) Impairment The Company determines its cash flows based on budgets approved by management, which use the following assumptions: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sales prices consistent with projections available in the reports published by the industry, considering the market quotation, when appropriate; (iv) useful life of each cash-generating unit (ratio between production and mineral reserves); and, (v) discount rates that reflect the specific risks of each cash-generating unit. These assumptions are subject to risks and uncertainties. Hence, there is a possibility that changes in circumstances will change these projections, which may affect the impairment of the assets. f) Liabilities related to interests in affiliates and joint ventures The provision requires the use of assumptions that may be affected primarily by: (i) changes in the scope of work included in the Agreement as a result of further technical analysis and ongoing negotiations with the Federal Prosecution Office; (ii) resolution of the uncertainty regarding the resumption of Samarco's operations; (iii) discount rate updates; and (iv) resolution of existing legal claims. As a result, the expenses to be incurred in the future may differ from the amounts provisioned and changes in these estimates may result in a material impact on the amount of the provision in the future. At each reporting period, the Company will reassess the main assumptions used by Samarco in the preparation of the projected cash flow, and any changes will be reflected in the respective provision, when applicable. g) Fair value estimate The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods. Assumptions are based on market conditions existing at the balance sheet date.

h) A sset retirement obligations Judgment is required to determine the main assumptions used in the measurement of the asset retirement obligations, such as interest rate, cost of closure, useful life of the asset, considering the current stage of depletion, and the projected dates of depletion of each mine. Any change in these assumptions may significantly affect the provisioned amount. Therefore, the Company considers the accounting estimates related to the costs for the closure of the mine as a critical accounting estimate. These estimates are reviewed each year. i) Litigation By their nature, legal suits will be resolved when one or more future events occur or fail to occur. Typically, the occurrence or not of such events does not depend on the Company, and the uncertainties in the legal environment involve exercising significant estimates and judgments on the part of the Management regarding the potential outcomes of future events. j) Retirement benefit obligations The amounts reported in this account depend on a number of factors that are determined based on actuarial calculations using several assumptions to determine the costs and liabilities. One of the assumptions used is the determination and use of the discount rate. Any changes in these assumptions will affect the accounting records. At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to determine the fair value of assets and liabilities, costs and expenses and future values of estimated cash outflows, which are recorded in the pension plan obligations. 10.6 – Significant items Not Included in the Financial Statements a.A ssets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items) i. Operational leases, assets and liabilities Vale has operating lease agreements with third parties for port operations and structures, ore transportation, power plants, property and building leases for its operating facilities. The Company also has long-term contracts for the exploration and processing of iron ore with joint ventures, such as leasing contracts for pelletizing plants in Brazil. The leases have different terms and, upon renewal, the terms of the leases are renegotiated. The minimum future payments were calculated considering the non-cancelable period of the lease agreements.

Future minimum payment obligations for operational leases are as follows, on December 31, 2018:

(in billions of reais)	
2019	0.969
2020	0.779
2021	0.731
2022	0.641
2023 and subsequent periods	6.556
All minimum payments required	**9.676**

i. Portfolios of written-off receivables where the entity maintains risks and responsibilities, including respective liabilities

There is no offset portfolio of receivables where Vale maintains risks and responsibilities that are not included in the Company balance sheet.

ii. Agreement for future sale and purchase of products or services

The commitments with purchase obligations derive mainly from contracts for the acquisition of fuel and energy, as well as the acquisition of raw materials and services.

The future minimum payment commitments referring to the future obligation of purchases are the following, as of December 31, 2018:

(in billions of reais)	
2019	10.373
2020	5.597
2021	2.125
2022	1.796
2023 and subsequent periods	8.502
Total minimum payments required	**28.393**

i. Unfinished construction agreements

There are no unfinished construction agreements that are not included in the Company balance sheet.

ii. Agreements for futures from financing

(I) Base Metal

Nickel operations – Indonesia

PT Vale Indonesia Tbk ("PTVI"), which is a subsidiary of the Company and a public company in Indonesia, has an agreement in force with the Indonesian Government to operate its mining licenses, which includes a commitment to divest 20% of PTVI's shares to the Indonesian market by October 2019 (approximately 20% of PTVI's shares are already listed on the Indonesian Stock Exchange). The existing major shareholders, Vale Canada and Sumitomo Metal Mining, Co., Ltd., will comply with the divestment obligation on a pro rata basis.

(II) Guarantees granted

On December 31, 2017, the total of guarantees granted by Vale (within the limit of its indirect or direct interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled R$ 1.250 billion and R$ 4.952 billion, respectively.

The net values of property, plant and equipment pledged to secure judicial claims correspond, on December 31, 2017 and 2016, to R$ 50 million and R$ 113 million, respectively.

b. Other items not evident in the financial statements

Railway transportation companies

The Company entered into concession contracts with the Federal Government, through the Ministry of Transport, for exploration and development of public railway transport of cargo and passengers, under supervision of the National Agency of Ground Transportation (ANTT). The accounting records of concessions are classified as intangible assets.

Termination of the concession for the Vitória-Minas and Carajás railways are June 2027. The contractual bases and expiration dates of the railway transport did not change during the period.

The concession will be terminated in case of end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.

Port Terminals

Vale owns specialized port terminals, as follows:

Terminal	Company	Location
Terminal of Tubarão	Vale S.A.	Vitória/ES
Terminal of Praia Mole	Vale S.A.	Vitória/ES
Maritime Terminal of Ponta da Madeira	Vale S.A.	São Luís/MA
Terminal of Ilha Guaíba	Vale S.A.	Mangaratiba – RJ
Ore Export Terminal	CPBS – Companhia Portuária Baía de Sepetiba	Itaguaí/RJ
Terminal of Gregório Curvo	MCR - Mineração Corumbaense Reunida S.A.	Corumbá/MS

Except for Terminal de Exportação de Minério granted to CPBS – Companhia Portuária Baía de Sepetiba, the Compliance Agreements applicable to other port terminals were adapted to the new port law, Law 12.815/2013, and new Agreements were executed in September 2014, for 25 years, renewable for equal periods.

There are no other items not shown in Vale's financial statements other than those previously reported.

10.7 – Comments on items not evidenced in the Financial Statements

(a) How these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the issuer's financial statements

Vale's Directors do not expect relevant effects on the operations described in item "10.6" of this Reference Form and not recorded in the financial statements that would change the revenues, expenses, operating results, financial expenses or other items in Vale's financial information.

(b) Nature and purpose of the operation

For a description of the nature and purpose of each operation, see item "10.6" in this Reference Form.

(c) Nature and amount of obligations and rights in favor of the issuer arising out of the operation

For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in its financial statements, please refer to item "10.6" of this Reference Form.

10.8 - Company's business plan a. Investments, including: NOTE: To translate investment amounts made, the average exchange rate was used in the periods for translation. (i) quantitative and qualitative description of the ongoing investments and the planned investments;

In 2018, Vale's investments (project execution and maintenance of operations) amounted to R$ 13.812 billion. Out of which, R$ 3.241 billion was invested in project execution and R$ 10.570 billion to maintain existing operations. Investments in corporate social responsibility amounted to R$ 2.122 billion, composed of R$ 1.701 billion in environmental protection and conservation and R$ 421 million in social projects.

In 2017, Vale's investments (project execution and maintenance of operations) amounted to R$ 12.275 billion. Out of which, R$ 5.158 billion was invested in project execution and R$ 7.117 billion to maintain existing operations. Investments in corporate social responsibility amounted to R$ 1,952 billion, composed of R$ 1,553 billion in environmental protection and conservation and R$ 399 million in social projects.

In 2016, Vale's investments (project execution and maintenance of operations) amounted to R$ 18.062 billion. Out of which, R$ 10.796 billion was invested in project execution and R$ 7.266 billion to maintain existing operations. Investments in corporate social responsibility amounted to R$ 2.458 billion, of which R$ 1.962 billion was allocated to environmental protection and R$ 496 million to social projects.

Since 2013, Research and Development (R&D) expenses have not been included in the value of investments, which, in turn, are composed of project execution and the maintenance of existing operations and is based on disbursements.

The main acquisitions are mentioned in the item "10.3" of this Reference Form.

In 2016, Vale started up three projects: the S11D, Moatize II and CSP mine and plant.

(ii) sources of investment financing

Capital Budget 2019

In November 2018, the Board of Directors approved the investment budget for 2019, of US$ 4.442 billion (equivalent to R$ 16.702 billion) including expenses of US$ 711 million (equivalent to R$ 2.673 billion) to execute the projects and US$ 3.731 billion (equivalent to R$ 14.092 billion) dedicated to maintaining the existing operations and awarded projects.

Vale is developing an organic growth portfolio with fewer projects but focused on higher expected return rates. The main initiative, S11D, accounts for 44% of the $ 711 million budgeted for project execution in 2019.

The table below shows the estimated allocation of investments to maintain existing operations

INVESTMENTS TO MAINTAIN EXISTING OPERATIONS – ALLOCATION BY BUSINESS SEGMENT				
US$ million	**Ferrous Minerals**	**Base Metals**	**Coal**	**Total**
Operations	1,049	766	233	**2,048**
Dam management	66	47	-	**113**
New conventional dams	59	157	8	**224**
Heightness	34	20	-	**54**
Waste Pile	26	-	-	**26**
Others	17	0	-	**17**
Health and Safety	215	66	11	**292**
Corporate social responsibility	77	17	19	**113**
Administrative and Others	265	109	18	**392**
Total	**1,808**	**1,182**	**289**	**3,279**

The table below shows the main projects under development by Vale and / or its subsidiaries:

Project	Estimated Start-up Date	Investments			Expected investment		Status[1]
		R$ million					
		2016	2017	2018	2019	Total	
Projeto CLN S11D Increase logistics capacity of the Northern System to support the S11D mine, including doubling approximately 570 km of the railway, constructing a 101-km railway branch, the acquisition of wagons and locomotives and *Onshore* and *Offshore* expansions at the Ponta da Madeira marine terminal. Increase in the nominal logistics capacity of the Carajás Railroad to approximately 230 Mtpa.	1H14 to 2H19	3,507	2,108	2,110	786	22,012	97% of physical progress

(iii) relevant ongoing divestitures and planned divestitures.

There is no relevant ongoing divestitures and planned divestitures.

b. acquisition of plants, equipment, patents or other assets that are expected to materially influence Vale's production capacity

There is no acquisition of plants, equipment, patents or other assets that are expected to materially influence Vale's production capacity.

c. new products and services, including: (i) description of ongoing research already disclosed; (ii) total amounts spent by the issuer on research to develop new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent by the issuer in the development of new products or services

There are no new relevant products and services.

10.9 - Other factors with relevant influence on the operating performance that have not been identified or commented in other items in this section.

There are no other facts which occurred in the last three fiscal years with relevant influence on the operational performance other than those identified and commented in other items in this section.

Financial Statements December 31, 2018 IFRS in US$

The accompanying financial statements presented in U.S. dollars were prepared in accordance with International Financial Reporting Standards - IFRS and are unaudited. When we file our annual report on Form 20-F with the U.S. Securities and Exchange Commission, which is due on April 30, 2019, we expect to include a report of our independent auditor, prepared in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), on the consolidated financial statements included in such annual report and on the effectiveness of our internal control over financial reporting as of December 31, 2018. As a result of the developments described in note 3 to the accompanying financial statements, our assessment of the effectiveness of our internal control ove r financial reporting is not complete as of the date of publication of the accompanying financial statements. On March 27, 2019, we published consolidated financial statements presented in Brazilian reais, in accordance with Internatio nal Financial Reporting Standards, with an audit report prepared under International Standards of Auditing (ISA) by our independent auditor KPMG, and a free translation was furnished to the SEC on a current report on Form 6-K on the same date. 2

Vale S.A. Financial Statements Contents Consolidated Income Statement 4 Consolidated Statement of Cash Flows 6 Consolidated Statement of Changes in Equity 8 1. Corporate information 3. Brumadinho’s dam failure 5. Costs and expenses by nature 7. Streaming transactions 9. Basic and diluted earnings (loss) per share 11. Inventories 13. Other financial assets and liabilities 15. Subsidiaries 17. Noncontrolling interest 19. Property, plant and equipment 21. Loans, borrowings and cash and cash equivalents 23. Financial instruments classification 25. Derivative financial instruments 27. Asset retirement obligations 29. Employee benefits 31. Related parties 33. Risk management 3 34. Additional information about derivatives financial instruments 32. Commitments 30. Stockholders’ equity 28. Litigation 26. Provisions 24. Fair value estimate 22. Liabilities related to associates and joint ventures 20. Impairment and onerous contracts 18. Intangibles 16. Investments in associates and joint ventures 14. Non-current assets and liabilities held for sale and discontinued operations 12. Recoverable taxes 10. Accounts receivable 8. Income taxes 6. Financial results 4. Information by business segment and by geographic area 2. Basis for preparation of the financial statements Notes to the Financial Statements9 Consolidated Statement of Financial Position7 Consolidated Statement of Comprehensive Income5 Page

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

	Notes	2018	2017	2016
		Year ended December 31		
Continuing operations				
Net operating revenue	4(e)	36,575	33,967	27,488
Cost of goods sold and services rendered	5(a)	(22,109)	(21,039)	(17,650)
Gross profit		**14,466**	**12,928**	**9,838**
Operating expenses				
Selling and administrative expenses	5(b)	(523)	(531)	(507)
Research and evaluation expenses		(373)	(340)	(319)
Pre operating and operational stoppage		(271)	(413)	(453)
Other operating expenses, net	5(c)	(445)	(420)	(267)
		(1,612)	**(1,704)**	**(1,546)**
Impairment and disposal of non-current assets	16, 19 and 20	(899)	(294)	(1,240)
Operating income		**11,955**	**10,930**	**7,052**
Financial income	6	423	478	170
Financial expenses	6	(2,345)	(3,273)	(2,677)
Other financial items	6	(3,035)	(224)	4,350
Equity results and other results in associates and joint ventures	16 and 22	(182)	(82)	(911)
Income before income taxes		**6,816**	**7,829**	**7,984**
Income taxes	8			
Current tax		(752)	(849)	(943)
Deferred tax		924	(646)	(1,838)
		172	**(1,495)**	**(2,781)**
Net income from continuing operations		**6,988**	**6,334**	**5,203**
Net income (loss) attributable to noncontrolling interests		36	21	(8)
Net income from continuing operations attributable to Vale's stockholders		**6,952**	**6,313**	**5,211**
Discontinued operations	14			
Loss from discontinued operations		(92)	(813)	(1,227)
Net income (loss) attributable to noncontrolling interests		-	(7)	2
Loss from discontinued operations attributable to Vale's stockholders		**(92)**	**(806)**	**(1,229)**
Net income		**6,896**	**5,521**	**3,976**
Net income (loss) attributable to noncontrolling interests		36	14	(6)
Net income attributable to Vale's stockholders		**6,860**	**5,507**	**3,982**
Earnings per share attributable to Vale's stockholders:				
Basic and diluted earnings per share:	9			
Common share (US$)		1.32	1.05	0.77

The accompanying notes are an integral part of these financial statements.

4

Consolidated Statement of Comprehensive Income In millions of United States dollars 2018 2017 2016 Other comprehensive income (loss): Translation adjustments (6,762) (717) 6,460 Fair value adjustment to investment in equity securities 60 - - Total items that will not be reclassified subsequently to the income statement, net of tax (6,677) (763) 6,390 Items that may be reclassified subsequently to the income statement Fair value adjustment to debt instruments - - 1 Net investments hedge (543) (95) - Total of items that may be reclassified subsequently to the income statement, net of tax 3,278 920 (3,744) Comprehensive income (loss) attributable to Vale's stockholders 3,581 5,665 6,511 From discontinued operations (8) (31) (131) Items above are stated net of tax and the related taxes are disclosed in note 8. The accompanying notes are an integral part of these financial statements. 5 3,581 5,665 6,511 From continuing operations 3,589 5,696 6,642 Comprehensive income (loss) attributable to noncontrolling interests(84)13111 Total comprehensive income3,497 5,678 6,622 Transfer of realized results to net income(78)(11)(78) Cash flow hedge--10 Translation adjustments3,8991,026(3,677) Transfer to reserve(16)--Retirement benefit obligations41(46)(70) Items that will not be reclassified subsequently to the income statement Net income6,8965,521 3,976 Year ended December 31

VALE

Consolidated Statement of Cash Flows

In millions of United States dollars

	Year ended December 31		
	2018	2017	2016
Cash flow from operating activities:			
Income before income taxes from continuing operations	6,816	7,829	7,984
Adjusted for:			
Equity results and other results in associates and joint ventures	182	82	911
Impairment and disposal of non-current assets	899	294	1,240
Depreciation, amortization and depletion	3,351	3,708	3,487
Financial results, net	4,957	3,019	(1,843)
Changes in assets and liabilities:			
Accounts receivable	(156)	1,277	(2,744)
Inventories	(817)	(339)	288
Suppliers and contractors	(376)	232	243
Provision - Payroll, related charges and others remunerations	(11)	372	133
Proceeds from cobalt and gold stream transactions	690	-	524
Other assets and liabilities, net	(205)	(912)	332
	15,330	**15,562**	**10,555**
Interest on loans and borrowings paid (note 21)	(1,121)	(1,686)	(1,663)
Derivatives paid, net	(67)	(240)	(1,602)
Interest on participative stockholders' debentures paid	(113)	(135)	(84)
Income taxes (including settlement program)	(1,128)	(1,051)	(805)
Net cash provided by operating activities from continuing operations	**12,901**	**12,450**	**6,401**
Cash flow from investing activities:			
Capital expenditures	(3,784)	(3,831)	(4,951)
Additions to investments	(23)	(93)	(239)
Proceeds from disposal of assets and investments	1,481	922	543
Dividends and interest on capital received from associates and joint ventures	245	227	193
Others investments activities, net (1)	2,240	(583)	(239)
Proceeds from gold stream transaction	-	-	276
Net cash provided by (used in) investing activities from continuing operations	**159**	**(3,358)**	**(4,417)**
Cash flow from financing activities:			
Loans and borrowings from third-parties (note 21)	1,225	1,976	6,994
Payments of loans and borrowings from third-parties (note 21)	(7,841)	(8,998)	(7,717)
Dividends and interest on capital paid to stockholders	(3,313)	(1,456)	(250)
Dividends and interest on capital paid to noncontrolling interest	(182)	(126)	(291)
Share buyback program (note 30)	(1,000)	-	-
Transactions with noncontrolling stockholders	(17)	(98)	(17)
Net cash used in financing activities from continuing operations	**(11,128)**	**(8,702)**	**(1,281)**
Net cash used in discontinued operations (note 14)	**(46)**	**(252)**	**(118)**
Increase in cash and cash equivalents	**1,886**	138	585
Cash and cash equivalents in the beginning of the year	4,328	4,262	3,591
Effect of exchange rate changes on cash and cash equivalents	(313)	(60)	86
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	(117)	(12)	-
Cash and cash equivalents at end of the year	**5,784**	**4,328**	**4,262**
Non-cash transactions:			
Additions to property, plant and equipment - capitalized loans and borrowing costs	194	370	653

(1) Includes loans and advances from/to related parties. For the year ended December 31, 2018, includes proceeds received from Nacala project finance (note 31b) in the amount of US$2,572.

The accompanying notes are an integral part of these financial statements.

6

Consolidated Statement of Financial Position In millions of United States dollars Notes December 31, 2018 December 31, 2017 Current assets Accounts receivable 10 2,648 2,600 Inventories 11 4,443 3,926 Recoverable taxes 12 883 1,172 15,292 15,367 Non-current assets held for sale 14 - 3,587 Non-current assets Other financial assets 13 3,144 3,232 Recoverable taxes 12 751 638 Others 263 267 Intangibles 18 7,962 8,493 72,898 80,230 Current liabilities Loans and borrowings 21 1,003 1,703 Taxes payable 8(d) 650 697 Liabilities related to associates and joint ventures 22 289 326 Dividends and interest on capital 30(d) - 1,441 9,111 11,935 9,111 13,114 Loans and borrowings 21 14,463 20,786 Taxes payable 8(d) 3,917 4,890 Provisions 26 7,095 7,027 Deferred revenue - Gold stream 1,603 1,849 34,247 41,298 Equity attributable to Vale's stockholders 43,985 43,458 Total stockholders' equity 44,832 44,772 The accompanying notes are an integral part of these financial statements. 7 Total liabilities and stockholders' equity88,190 99,184 Equity attributable to noncontrolling interests8471,314 Stockholders' equity30 Total liabilities43,358 54,412 Others2,0941,463 Liabilities related to associates and joint ventures22832670 Deferred income taxes8(a)1,5321,719 Other financial liabilities132,7112,894 Non-current liabilities Liabilities associated with non-current assets held for sale14-1,179 Others480992 Provisions261,3631,394 Provision for income taxes210355 Other financial liabilities131,604986 Suppliers and contractors3,5124,041 Liabilities Total assets 88,190 99,184 Property, plant and equipment 1948,38554,878 Investments in associates and joint ventures 163,2253,568 13,326 13,291 Deferred income taxes 8(a)6,9086,638 Prepaid income taxes 544530 Judicial deposits 28(c)1,7161,986 15,292 18,954 Others 556538 Prepaid income taxes 543781 Other financial assets 134352,022 Cash and cash equivalents 5,7844,328 Assets

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Results on conversion of shares	Capital reserve	Net ownership changes in subsidiaries	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale's stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2015	61,614	(152)	-	(702)	985	(1,477)	(992)	(25,687)	-	33,589	2,115	35,704
Net income (loss)	-	-	-	-	-	-	-	-	3,982	3,982	(6)	3,976
Other comprehensive income:												
Retirement benefit obligations	-	-	-	-	-	-	(70)	-	-	(70)	-	(70)
Cash flow hedge	-	-	-	-	-	-	7	-	-	7	-	7
Available-for-sale financial instruments	-	-	-	-	-	-	1	-	-	1	-	1
Translation adjustments	-	-	-	-	195	-	(93)	2,387	102	2,591	117	2,708
Transactions with stockholders:												
Dividends and interest on capital of Vale's stockholders	-	-	-	-	-	-	-	-	(1,061)	(1,061)	-	(1,061)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	-	-	(268)	(268)
Acquisitions and disposal of noncontrolling interest	-	-	-	3	-	-	-	-	-	3	(1)	2
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	-	-	25	25
Appropriation to undistributed retained earnings	-	-	-	-	3,023	-	-	-	(3,023)	-	-	-
Balance at December 31, 2016	61,614	(152)	-	(699)	4,203	(1,477)	(1,147)	(23,300)	-	39,042	1,982	41,024
Net income	-	-	-	-	-	-	-	-	5,507	5,507	14	5,521
Other comprehensive income:												
Retirement benefit obligations	-	-	-	-	-	-	(46)	-	-	(46)	-	(46)
Net investments hedge	-	-	-	-	-	-	-	(95)	-	(95)	-	(95)
Translation adjustments	-	-	-	-	(158)	-	10	447	-	299	(1)	298
Transactions with stockholders:												
Dividends and interest on capital of Vale's stockholders	-	-	-	-	(658)	-	-	-	(1,475)	(2,133)	-	(2,133)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	-	-	(202)	(202)
Acquisitions and disposal of noncontrolling interest	-	-	-	(255)	-	-	-	-	-	(255)	(512)	(767)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	-	-	33	33
Appropriation to undistributed retained earnings	-	-	-	-	4,032	-	-	-	(4,032)	-	-	-
Merger of Valepar (note 30)	-	-	1,139	-	-	-	-	-	-	1,139	-	1,139
Balance at December 31, 2017	61,614	(152)	1,139	(954)	7,419	(1,477)	(1,183)	(22,948)	-	43,458	1,314	44,772
Net income	-	-	-	-	-	-	-	-	6,860	6,860	36	6,896
Other comprehensive income:												
Retirement benefit obligations	-	-	-	(16)	-	-	41	-	-	25	-	25
Fair value adjustment to investment in equity securities	-	-	-	-	-	-	60	-	-	60	-	60
Net investments hedge	-	-	-	-	-	-	-	(543)	-	(543)	-	(543)
Translation adjustments	-	-	-	-	(1,257)	-	49	(1,613)	-	(2,821)	(120)	(2,941)
Transactions with stockholders:												
Dividends and interest on capital of Vale's stockholders	-	-	-	-	-	-	-	-	(2,054)	(2,054)	-	(2,054)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	-	-	(166)	(166)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	-	-	-	-	-	-	(229)	(229)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	-	-	12	12
Appropriation to undistributed retained earnings	-	-	-	-	4,806	-			(4,806)	-		-
Share buyback program	-	-	-	-	-	(1,000)	-	-	-	(1,000)	-	(1,000)
Balance at December 31, 2018	61,614	(152)	1,139	(970)	10,968	(2,477)	(1,033)	(25,104)	-	43,985	847	44,832

The accompanying notes are an integral part of these financial statements.

8

VALE

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

1. Corporate information

Vale S.A. and its direct and indirect subsidiaries ("Vale" or "Company") are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the "Parent Company") is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE), Paris - NYSE Euronext (VALE3) and Madrid – LATIBEX (XVALO).

On December 22, 2017 after the conversion of the class "A" preferred shares into common shares, the Company migrated to the special listing segment of B3 S.A. ("*Novo Mercado*") (further details in note 30).

2. Basis for preparation of the financial statements

a) Statement of compliance

The consolidated financial statements of the Company ("financial statements") have been prepared and are being presented in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b) Basis of presentation

The financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The issue of these financial statements was authorized by the Board of Directors on March 27, 2019.

c) Functional currency and presentation currency

The financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates ("functional currency"), which in the case of the Parent Company is the Brazilian real ("R$"). For presentation purposes, these financial statements are presented in United States dollar ("US$") as the Company believes that this is how international investors analyze the financial statements.

The exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate for the year ended		
	2018	2017	2016	2018	2017	2016
US Dollar ("US$")	3.8748	3.3080	3.2591	3.6558	3.1925	3.4833
Canadian dollar ("CAD")	2.8451	2.6344	2.4258	2.8190	2.4618	2.6280
Euro ("EUR" or "€")	4.4390	3.9693	3.4384	4.3094	3.6088	3.8543

9

VALE

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

d) Significant accounting policies

Significant and relevant accounting policies for the understanding of the recognition and measurement basis used in the preparation of these financial statements were included in the respective notes. The accounting polices applied in the preparations of these financial statements are consistent with those adopted and disclosed in the financial statements of prior years, except for new accounting policies related to the application of IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers, which were adopted by the Company from January 1, 2018.

The nature and effect of the changes as a result of adoption of these new accounting standards are described below:

IFRS 9 Financial Instrument – This standard addresses the classification and measurement of financial assets and liabilities, new impairment model and new rules for hedge accounting. The Company applied IFRS 9 prospectively, with an initial application date of January 1, 2018. The Company has not restated the comparative information, which continues to be reported under IAS 39 - Financial Instruments. The main changes are described below:

Classification and measurement - Under IFRS 9, debt instruments are subsequently measured at fair value through profit or loss ("FVTPL"), through amortized cost, or fair value through other comprehensive income ("FVOCI"). The classification is based on the Company's business model for managing the assets and whether the instruments' contractual cash flows represent 'solely payments of principal and interest' ("SPPI") on the principal amount outstanding.

On the date of initial application of IFRS 9, the Company has assessed which business models apply to the financial assets held by the Company and has classified its financial instruments into the appropriate IFRS 9 categories. The reclassification of the financial instruments of the Company on January 1, 2018 were as follows:

	Measurement category		Carrying amount		
Financial assets	IAS 39	IFRS 9	IAS 39	IFRS 9	Difference
Current					
Financial investments	Loans and receivables	FVTPL	18	18	-
Derivative financial instruments	FVTPL	FVTPL	106	106	-
Accounts receivable	Loans and receivables	Amortized cost	2,600	2,600	-
Related parties	Loans and receivables	Amortized cost	1,898	1,898	-
Non-current					
Derivative financial instruments	FVTPL	FVTPL	453	453	-
Loans	Loans and receivables	Amortized cost	151	151	-
Related parties	Loans and receivables	Amortized cost	2,628	2,628	-
Financial liabilities					
Current					
Suppliers and contractors	Loans and receivables	Amortized cost	4,041	4,041	-
Derivative financial instruments	FVTPL	FVTPL	104	104	-
Loans and borrowings	Loans and receivables	Amortized cost	1,703	1,703	-
Related parties	Loans and receivables	Amortized cost	882	882	-
Non-current					
Derivative financial instruments	FVTPL	FVTPL	686	686	-
Loans and borrowings	Loans and receivables	Amortized cost	20,786	20,786	-
Related parties	Loans and receivables	Amortized cost	975	975	-
Participative stockholders' debentures	Loans and receivables	Amortized cost	1,233	1,233	-

These reclassifications have no impact on the measurement categories. The financial instruments that were classified as "Loans and receivables" under IAS 39 did meet the IFRS 9 criteria for classification at amortized cost, because these financial instruments are held within a business model whose objective is to hold to collect the cash flows, which represent solely payments of principal and interest. The derivatives held for trading are required to be held as FVTPL under IFRS 9, therefore there were no changes in relation to these instruments from the adoption of IFRS 9.

Impairment - IFRS 9 has replaced the IAS 39's incurred loss approach with a forward-looking expected credit loss ("ECL") approach.

For accounts receivables, the Company has applied the standard's simplified approach and has calculated ECLs based on lifetime expected credit losses and the identified loss is deemed not significant. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the economic environment and by any financial guarantees related to these accounts receivables.

10

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit -impaired. Information about the Company’s exposure to credit risk is set out in note 33. The new impairment approach of IFRS 9 did not have a significant impact to the Company for the year ended December 31, 2018. Hedge accounting - The Company has elected to adopt the new general hedge accounting model in IFRS 9. The changes introduced by IFRS 9 relating to hedge accounting currently have no impact, as the Company does not currently apply cash flow or fair value hedge accounting. The Company currently applies the net investment hedge for which there are no changes introduced by this ne w standard (note 25). IFRS 15 Revenue from Contracts with Customers – This standard establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretation s. The Company has adopted the new standard using the modified retrospective method. Accordingly, the comparative information presented has not been restated. The Company has assessed its revenue streams and the nature and effect of the changes as a result of adoption of IFRS 15 is described below: - Sales of products - Under IFRS 15, there is no significant impact on the timing of products revenue recognition since usually the transfer of risks and rewards and the transfer of control under the sales contracts are at the same point in time. - Shipping services - A proportion of Vale’s sales are under Cost and Freight (“CFR”) and Cost, Insurance and Freight (“CIF”) Incoterms, in which the Company is responsible for providing shipping services after the date that Vale transfers control o f the goods to the customers. According to the previous standard (IAS 18), the revenue from shipping services was recognized upon loading, as we ll as the related costs, and was not considered a separate service. Under IFRS 15, the provision of shipping services for CFR and CIF contracts should be considered as a separate performance obligation in which a proportion of the transaction price would be allocated and recognized over time as the shipping services are provided. The impact on the timing of revenue recognition of the proportion that would have been allocated to the shipping service to the Company's income statement for the year ended December 31, 2018 is deemed not significant. Therefore, such revenue has not been presented separately in these financial statements. - Provisionally priced commodities sales - Under IFRS 9 and 15, the treatment of the provisional pricing mechanisms embedded within the provisionally priced commodities sales remains unmodified. Therefore, these revenues are recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sales mechanism embedded within these sale arrangements has the character of a derivative. The fair value of the sales price adjustment is recognized as o perational revenue in the income statement. Overall, there was no material impact on the Company’s financial statement from the IFRS 15 adoption for the year ended December 31, 2018. e) Accounting standards issued but not yet effective – IFRS 16 Lease – IFRS 16 was issued in January 2016. It will result in vast majority of leases being recognized in the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to u se the leased item) and a financial liability to pay rentals are recognized. There are recognition exemptions for short -term leases and leases of low-value items. The Company will apply the standard from its mandatory adoption date of January 1, 2019. Vale will app ly the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right -of-use assets will be measured at the amount of the lease liability on adoption. As at December 31, 2018, the Company has non-cancellable operating lease commitments in the nominal amount of US$2,498 (note 32). The Company has set up a project team which has reviewed these leasing commitments over the last year in light of the new lease accounting rules in IFRS 16. Of these commitments, the Company expects to recognize right-of-use assets and lease liabilities an amount ranging from US$1.8 billion to US$2 billion at present value on January 1, 2019, an amount ranging from US$240 to US$260 on current liabilities and US$1,560 to US$1,740 on non-current liabilities. 11

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated The actual impacts of adopting the standard may be subject to further changes because the Company has not finalized the testi ng, assessment of controls over its new IT systems and the new accounting policies are subject to change until the Company presents its first financial statements from the date of initial application. The Company has not early adopted any standards and interpretations that have been issued or amended but are not yet effectiv e for the year ended December 31, 2018. Therefore, there are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods. f) Critical accounting estimates and judgments The preparation of financial statements requires the use of critical accounting estimates and the application of judgment by management in applying the Company’s accounting policies. These estimates are based on the experience, best knowledge, information available at the statement of financial position date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to the revision of these estim ates. Actual future results may differ from the estimates. The significant estimates and judgments applied by Company in the preparation of these financial statements are as follows: 7 Deferred revenue 16 Consolidation 20 Impairment of non-current assets 24 Fair values estimate 28 Litigation 12 29Employee post-retirement obligations 27Asset retirement obligations 22Liabilities related to associates and joint ventures 19Mineral reserves and mines useful life 8Deferred income taxes NoteSignificant estimates and judgments

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated 3. Brumadinho’s dam failure On January 25, 2019 (subsequent event), a breach has been experienced in the Dam I of the Córrego do Feijão mine, which belon gs to the Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brasil (“Brumadinho dam ”). This dam was inactive since 2016 (without additional tailings disposal) and there was no other operational activity in this structure. Due to the dam failure, 306 people lost their lives or are missing and ecosystems were affected. Around 11.7 million metric tons of iron ore waste were contained in the Brumadinho dam. It is not yet known the exact volume of iron ore waste that was released due to the dam failure. The tailings contained in the Dam I have caused an impact of around 270 km in extension, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The Paraopeba river and its ecosystems have al so been impacted by the event. The Company has not been sparing efforts to support the victims and to mitigate and recover the social and environmental damages resulting from the breach of the dam. Vale has provided support in multiple ways, aiming to ensure the humanitarian assistanc e to those affected by the dam breach. To determine the causes for the event, Vale has engaged a panel of independent experts. Furthermore, the Company established three Extraordinary Independent Consulting Committees to support the Board of Directors, which are composed by independent members that are unrelated to the management or to the Company’s operations to ensure that the initiatives by the committees be unbiased. Following are the committees: (i) The Extraordinary Independent Consulting Committee for Investigation (“CIAEA”), dedicated to investigating the causes and responsibilities for the Brumadinho dam breach; The Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”), dedicated to follow-up on the measures taken to support the victims and the recovery of the areas affected by the breach of the Brumadinho dam, assuring that all necessary resources will be applied; and The Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”), which will provide support to the Board of Directors in questions related to the diagnosis of safety conditions, management and risk mitigation related to Vale’s tailings dams, also providing recommendations of actions to strengthen safety conditions of those dams. (ii) (iii) In addition, Vale has determined the suspension (i) of the variable remuneration of its executives; (ii) the Shareholder’s Remuneration Policy and (iii) any other resolution related to shares buyback. The Company paid the shareholders in anticipation of the remuneration for the year, the amount of US$1,876 in September 2018, approved by the Board of Directors on July 25, 2018. This payment was higher than the minimum mandatory remuneration for the year ended December 31, 2018 and consequently no additional dividends to shareholders is required (note 30). a) Financial impacts arising from the dam failure The Company has concluded for the purpose of these financial statements that the dam breach and the following events are not a condition that existed at the end of the reporting period, and therefore does not require adjustments in the book values reco gnized in the financial statements prepared for the year ended December 31, 2018. Therefore, all accounting impacts will be recorded in 2019. At the current stage of the investigations, assessments of the causes and possible third parties lawsuits, it is not possible to have a reliable measure of all cost that the Company may incur for the purpose of disclosure in the financial statements. The amounts that are being disclosed took into consideration the best estimates by the Company´s management. i) Operation stoppages and de-characterization of the upstream dams On January 29, 2019 the Company has informed the market and Brazilian authorities its decision to speed up the plan to “de-characterize” all of its tailings dams built by the upstream method (same method as Brumadinho dam), located in Brazil. The “de-characterizing” means that the structure will be dismantled and will no longer have its original operational characteristics. The Company is developing specific studies for the de-characterization of these dams which will be submitted for approval by the relevant authorities when concluded, in accordance with regulations and legal requirements. The estimate on January 29, 2019, based on a preliminary assessment, resulted in a total amount of US$1.3 billion (R$5 billion) assuming the removal and reprocessing of all tailings contained in the upstream dams, followed by the fully recovery of the sites in the “de-characterization” method. 13

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated Before the event, the decommissioning plans of these dams were based on a method which aimed to ensure the physical and chemical stability of the structures, not necessarily, in all cases, removing and reprocessing the tailings contained in the dams. Since the event, the Company has been working on an individual detailed engineering plans to each of these dams to allow the total de-characterization of the structures. The Company is still developing the revised estimate for the costs to de-characterize the upstream dams and, therefore, the additional amount to the provision that will be recognized and disclosed in 2019 could not be reliab ly estimated. In order to carry out safely the de-characterization of the dams, the Company has temporarily stopped the production of the units where the upstream dams are located, as already disclosed to the market. The stoppage results in a reduction in production of approximately 40 million tons of iron ore on annual basis. In addition, the Company has other operations that are temporarily suspended due to judicial decisions or technical analysis performed by the Company on the dams, which represents a potential reduction in sales of 52.8 million tons of iron ore. The Company is working on legal and technical measures to resume these operations. For reference, the Company sold 365 million tons of iron ore and pellets in 2018. Due to the dam failure and review undertaken on the safety requirements for other dams in the Minas Gerais region, when necessary people were placed in temporary accommodation. ii) Assets write-offs Following the event and the decision to speed up the de-characterization of the upstream dams, the Company will write-off assets of the Córrego do Feijão mine and those related to the upstream dams in Brazil, resulting in a loss of US$124 (R$480 million) in 2019, which will impact the Company's balance sheet and income statement. iii) Framework Agreements The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. As a result, the Company has started negotiations and entered into agreements with the relevant authorities and affected people. Public Ministry of Labor On February 15, 2019, Vale entered into a preliminary agreement with the Public Ministry of Labor to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation. Under the terms of the agreement, Vale will maintain the jobs of its direct employees until December 31, 2019 and will either assist terminated third party employees with a replacement or pay their salaries until December 31, 2019. The Company will also keep paying wages regularly to the missing people until the authorities have considered them as fatal victims of the event and will pay to the families of the fatal victims an amount equivalent to two thirds of their wages until December 31, 2019 or until Vale reaches the final agreement with the Public Ministry of Labor. Under the terms proposed by Vale and considering the uncertainties related to the necessary procedures to estimate the am ount to be spent, including the number of individuals entitled to indemnification, the Company has estimated that th is agreement will result in a provision of approximately US$220 (R$850 million) in 2019. Moreover, the Company will provide a lifelong medical insurance benefit to the widows and widowers and a similar benefit to the dependents of the victims until they are 22 years old. Due to the preliminary stage of this agreement and considering the complexity of an actuarial estimate, it is not possible yet to determine a range of outcomes or reliable estimates and, therefore, the amount of the provision related to this obligation could not be estimated. The Company expects to have this information during the course of 2019. 14

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated Brazilian Federal Government, State of Minas Gerais, Public Prosecutors and Public Defendants On a judicial hearing that took place on February 20, 2019, in the scope of the public civil action n° 5010709 -36.2019.8.13.0024, in process of the 6th Public Treasury Lower Court of Belo Horizonte, Vale entered into a preliminary agreement with the State of Minas Gerais, Federal Government and representatives of Public Authorities in which the Company commits to make emergency indemnification payments to the residents of Brumadinho and the communities that are located up to one kilometer from the Paraopeba river bed, from Brumadinho to the city of Pompéu, subject to registration. Due to this agreement, the Company will anticipate indemnification to each family member through monthly payments during a 12-month period, which changes based, among other factors, on the age of the beneficiary. The Company has initially estimated a provision ranging from US$260 (R$1 billion) to US$520 (R$2 billion) related to these payments, depending on the number of beneficiaries that will be registered. The agreement also includes the following measures: (i) independent technical assistance to support on the individual indemni ties of those affected, if requested; and (ii) reimbursement or direct funding of the extraordinary expenses of the State of Minas Gerais and its governmental bodies due to the dam failure, including transportation, accommodation and food expenses of the employees involved in the rescue and other emergency actions. The respective amounts are still being estimated by the State of Minas Gerais and will be presented in Court. iv) Donations and other incurred expenses Donations Vale has offered donations of US$26 thousand (R$100 thousand) to each of the families with missing members or affected by fatalities, US$13 thousand (R$50 thousand) to families that resided in the Self-Saving Zone (“ZAS”) near to Brumadinho dam, US$4 thousand (R$15 thousand) to business owners of the region and US$1 thousand (R$5 thousand) for each family that resided in the ZAS of Sul Superior dam, which belongs to the Gongo Soco mine, in Barão de Cocais. The estimated amount spent to date is around US$16 (R$62 million). These humanitarian donations will not be subject to any compensation with eventual indemnification obligations that the Company may have with its beneficiaries. Vale also entered into an agreement with the Brumadinho city, in which the Company will donate to the city an amount of approximately US$21 (R$80 million) over the next 2 years. Environment and fauna The Company is building a retention dike for the tailings on the affected areas. The Company has also installed anti-turbidity barriers for sediment retention alongside the Paraopeba River. In addition, Vale has mobilized cleaning, de-sanding and dredging the Paraopeba river channel. Daily collection points of water and barriers for sediment retention were installed alongside the Paraopeba River, Três Maias reservoir and São Francisco river. Vale also has set up an exclusive structure for treatment of the rescued animals, enabling emergency care and recovery before the animals are authorized, after veterinarian assessment, to be returned to their tutors. Furthermore, the Company has agreed to pay the administrative fines imposed by the State Secretary for Environment and Sustainable Development – SEMAD MG, in the total approximated amount of US$26 (R$99 million). The Company has incurred the following expenses up to the present moment: 2019 Administrative sanctions 26 Drilling and infrastructure 5 Medical aid and other materials 2 Others (*) 22 (*) Includes expenses with communication, accommodation, humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. 15 78 Fuel and transportation2 Environmental recovery4 Donations to the affected people and to the city16 Incurred expenses

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated Off the events identified at this stage, a significant portion has not been disbursed or measured. The total costs incurred with Vale's employees dedicated to providing support with matters related to the event (including wages), equipment and materials were not measured yet. b) Contingencies and other legal matters Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigations. New contingencie s are expected to come in the future. Vale is still evaluating these contingencies and will recognize a provision based on the stage of these claims. Due to the preliminary stage of the investigations and claims, it is not possible to determine a range of reliable re sults or estimates of potential exposure related to dam breach at this point in time. Lawsuits On January 27, 2019, following the injunctions granted upon the requests of the Public Prosecutors of the State of Minas Gera is and the State of Minas Gerais, the Company had restricted US$2.8 billion (R$11 billion) on its bank accounts to take the necessary measures to reassure the stability of the other dams of the Córrego do Feijão Mine Complex, provide accommodation and assista nce to the affected people, remediate environmental impacts, among other obligations. On January 31, 2019, the Public Ministry of Labor filed a Public Civil Action and a couple of preliminary injunctions were granted determining the freezing of US$400 (R$1.6 billion) on the Company’s bank accounts to secure the indemnification of direct and third-party employees that worked in the Córrego de Feijão mine at the time of the Brumadinho dam breach. On March 18, 2019 the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and a preliminary injunction was granted to freeze US$258 (R$1 billion) of the Company’s assets, aiming to grant funds that could be required to indemnify for losses that may arise from the evacuation of the community of Sebastião de Águas Claras – Macacos community. On March 25, 2019, the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and a preliminary injunction was granted to freeze US$761 (R$2.95 billion) of the Company’s assets, to grant funds that might be required to indemnify for losses that may arise from evacuation of the communities in Gongo Soco, Barão de Cocais. In total, approximately US$4.4 billion (R$16.9 billion) of the Company's assets were blocked, of which approximately US$121 (R$468 million) were freeze on the Company’s bank accounts, US$3.3 billion (R$12.6 billion) were converted into judicial deposits and US$1 billion (R$3.75 billion) was guaranteed using 75,312,728 treasury shares out of the 158,216,372 treasury shares held by Vale as at December 31,2018. Other collective and individual claims related to the Brumadinho dam breach were filed. Some collective claims were extinguished by the applicable court. Administrative sanctions In addition, the Company was notified of the imposition of administrative fines by Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$65 (R$250 million) and a daily fine of US$26 thousand (R$100 thousand), drawn up on February 7, 2019, which Vale has presented defenses against all of them. In addition, the Brumadinho Municipal Department of the Environment has also imposed fines totaling approximately US$28 (R$108 million), which the Company has also presented a defense. U.S. Securities class action suits Vale and certain of its current officers have been named as defendants in securities class action complaints in Federal Courts in New York brought by holders of Vale’s securities under U.S. federal securities laws. The complaints allege that Vale made false a nd misleading statements or omitted to make disclosures concerning the risks and potential damage of a breach of the dam in the Córrego de Feijão mine. The plaintiffs have not specified an amount of alleged damages in these complaints. Vale intends to defend th ese actions and mount a full defense against these claims. As a consequence of the preliminary nature of these proceedings, it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time, and the amount of pro vision that will be recognized in 2019 could not be estimated. The Company is negotiating with insurers under its operational risk, general liability and engineering risk policies, but the se negotiations are still at a preliminary stage. Any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. In light of the uncertainties, no indemnification to the Company was recognize d in Vale’s financial statements. 16

VALE

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

4. Information by business segment and by geographic area

The Company operated the following reportable segments during this year: Ferrous Minerals, Coal, Base Metals and Fertilizers (presented as discontinued operations). The segments are aligned with products and reflect the structure used by Management to evaluate Company's performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted EBITDA.

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

The main activities of the operating segments are as follows:

Ferrous minerals – comprise of the production and extraction of iron ore, iron ore pellets, manganese, ferroalloys, other ferrous products and its logistic services.

Coal – comprise of the production and extraction of metallurgical and thermal coal and its logistic services.

Base metals - include the production and extraction of nickel and its by-products (copper, gold, silver, cobalt, precious metals and others) and copper, as well as their by-products (gold and silver).

Fertilizers (Discontinued operations) - include the production of potash, phosphate, nitrogen and other fertilizer products (note 14).

a) Adjusted EBITDA

The definition of adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) special events (note 4b).

The Company allocate in "Others" the sales and expenses of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

In 2018, the Company has allocated general and corporate expenses to "Others" as these are not directly related to the performance of each business segment. The comparative periods were restated to reflect this change in the allocation criteria.

	Year ended December 31, 2018						
	Net operating revenue	Cost of goods sold and services rendered	Selling, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals							
Iron ore	20,354	(9,048)	(76)	(110)	(115)	28	11,033
Iron ore Pellets	6,651	(3,393)	(11)	(26)	(19)	154	3,356
Ferroalloys and manganese	454	(290)	(3)	(1)	-	-	160
Other ferrous products and services	474	(313)	(4)	(1)	(1)	7	162
	27,933	(13,044)	(94)	(138)	(135)	189	14,711
Coal	1,643	(1,575)	(9)	(21)	-	143	181
Base metals							
Nickel and other products	4,610	(3,060)	(47)	(39)	(33)	-	1,431
Copper	2,093	(960)	(4)	(18)	-	-	1,111
	6,703	(4,020)	(51)	(57)	(33)	-	2,542
Others	296	(263)	(752)	(157)	(21)	56	(841)
Total of continuing operations	36,575	(18,902)	(906)	(373)	(189)	388	16,593
Discontinued operations (Fertilizers)	121	(120)	(4)	-	-	-	(3)
Total	36,696	(19,022)	(910)	(373)	(189)	388	16,590

17

VALE

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

							Year ended December 31, 2017
	Net operating revenue	Cost of goods sold and services rendered	Selling, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals							
Iron ore	18,524	(7,950)	11	(88)	(181)	50	10,346
Iron ore Pellets	5,653	(2,876)	(9)	(19)	(7)	81	2,823
Ferroalloys and manganese	469	(278)	(8)	-	(4)	-	179
Other ferrous products and services	483	(306)	11	(2)	-	19	205
	25,129	(11,410)	5	(109)	(192)	150	13,553
Coal	1,567	(1,354)	(12)	(14)	(4)	179	362
Base metals							
Nickel and other products	4,667	(3,437)	(47)	(49)	(75)	-	1,059
Copper	2,204	(979)	(15)	(13)	-	-	1,197
	6,871	(4,416)	(62)	(62)	(75)	-	2,256
Others	400	(375)	(791)	(155)	(9)	97	(833)
Total of continuing operations	33,967	(17,555)	(860)	(340)	(280)	406	15,338
Discontinued operations (Fertilizers)	1,746	(1,606)	(102)	(12)	(25)	3	4
Total	35,713	(19,161)	(962)	(352)	(305)	409	15,342

							Year ended December 31, 2016
	Net operating revenue	Cost of goods sold and services rendered	Selling, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals							
Iron ore	15,784	(6,622)	(248)	(91)	(150)	10	8,683
Iron ore Pellets	3,827	(2,002)	(35)	(13)	(22)	103	1,858
Ferroalloys and manganese	302	(231)	(1)	-	(11)	-	59
Other ferrous products and services	438	(269)	(4)	(2)	(4)	-	159
	20,351	(9,124)	(288)	(106)	(187)	113	10,759
Coal	839	(872)	63	(15)	(41)	-	(26)
Base metals							
Nickel and other products	4,472	(3,204)	1	(78)	(114)	4	1,081
Copper	1,667	(924)	(16)	(5)	-	-	722
Other base metals products	-	-	150	-	-	-	150
	6,139	(4,128)	135	(83)	(114)	4	1,953
Others	159	(259)	(573)	(116)	(1)	76	(714)
Total of continuing operations	27,488	(14,383)	(663)	(320)	(343)	193	11,972
Discontinued operations (Fertilizers)	1,875	(1,545)	(87)	(22)	(16)	4	209
Total	29,363	(15,928)	(750)	(342)	(359)	197	12,181

Adjusted EBITDA is reconciled to net income (loss) as follows:

From continuing operations

			Year ended December 31
	2018	2017	2016
Net income from continuing operations	6,988	6,334	5,203
Depreciation, depletion and amortization	3,351	3,708	3,487
Income taxes	(172)	1,495	2,781
Financial results, net	4,957	3,019	(1,843)
Equity results and other results in associates and joint ventures, net of dividends received	570	488	1,104
Special events (note 4b)	899	294	1,240
Adjusted EBITDA from continuing operations	16,593	15,338	11,972

18

VALE
Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

From discontinued operations

	Year ended December 31		
	2018	2017	2016
Loss from discontinued operations	(92)	(813)	(1,227)
Depreciation, depletion and amortization	-	1	347
Income taxes	(40)	(102)	(630)
Financial results, net	5	28	(20)
Equity results in associates and joint ventures, net of dividends received	-	5	1
Impairment of non-current assets	124	885	1,738
Adjusted EBITDA from discontinued operations	(3)	4	209

b) Special events occurred during the year

Special events are gains or losses recognized in the Company's operating results that are not related to the performance of the business segments. The Company excludes special events from adjusted EBITDA to keep the segment performance analysis comparable with prior periods.

The special events identified by the Company are as follows:

	Year ended December 31		
	2018	2017	2016
Result in disposal of assets (note 19)	(322)	(481)	(66)
Nacala Logistic Corridor (note 16)	-	458	-
Impairment and onerous contracts (note 20)	(577)	(271)	(1,174)
Total	(899)	(294)	(1,240)

c) Assets by segment

	December 31, 2018			December 31, 2017		
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)
Ferrous minerals	2,210	1,814	31,377	1,770	1,922	36,103
Coal	119	317	1,589	82	317	1,719
Base metals	1,147	14	21,295	1,009	13	23,603
Others	11	1,080	2,086	6	1,316	1,946
Total	3,487	3,225	56,347	2,867	3,568	63,371

	Year ended December 31								
	2018			2017			2016		
	Capital expenditures (ii)			Capital expenditures (ii)			Capital expenditures (ii)		
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	1,569	823	1,672	1,194	1,485	1,709	891	2,355	1,533
Coal	132	24	252	73	45	296	149	463	185
Base metals	1,189	34	1,351	960	50	1,590	1,045	12	1,636
Others	6	7	76	4	20	113	3	33	133
Total	2,896	888	3,351	2,231	1,600	3,708	2,088	2,863	3,487

(i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of US$1,841 and US$1,812 in December 31, 2018 and US$2,157 and US$1,953 in December 31, 2017, respectively.
(ii) Cash outflows.

19

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Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

d) Investment in associates and joint ventures, intangible and property, plant and equipment by geographic area

	December 31, 2018				December 31, 2017			
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	2,604	5,875	29,226	37,705	2,993	6,231	34,209	43,433
Canada	-	1,956	9,905	11,861	-	2,118	10,967	13,085
Americas, except Brazil and Canada	247	-	-	247	200	-	-	200
Europe	-	-	366	366	-	-	394	394
Indonesia	-	1	2,776	2,777	-	-	2,787	2,787
Asia, except Indonesia	374	-	1,025	1,399	375	-	1,100	1,475
Australia	-	-	-	-	-	-	45	45
New Caledonia	-	-	2,796	2,796	-	-	2,965	2,965
Mozambique	-	130	1,459	1,589	-	143	1,532	1,675
Oman	-	-	829	829	-	1	868	869
Other regions	-	-	3	3	-	-	11	11
Total	3,225	7,962	48,385	59,572	3,568	8,493	54,878	66,939

e) Net operating revenue by geographic area

	Year ended December 31, 2018				
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	820	-	658	-	1,478
United States of America	388	-	952	13	1,353
Germany	1,130	-	523	-	1,653
Europe, except Germany	2,218	436	1,800	-	4,454
Middle East/Africa/Oceania	2,562	151	25	-	2,738
Japan	2,072	163	508	-	2,743
China	14,381	-	861	-	15,242
Asia, except Japan and China	1,798	767	1,101	-	3,666
Brazil	2,564	126	275	283	3,248
Net operating revenue	27,933	1,643	6,703	296	36,575

	Year ended December 31, 2017				
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	593	-	1,009	70	1,672
United States of America	355	-	872	83	1,310
Germany	1,097	-	292	-	1,389
Europe, except Germany	1,721	396	1,985	11	4,113
Middle East/Africa/Oceania	1,768	171	13	-	1,952
Japan	1,927	130	399	-	2,456
China	13,442	-	576	-	14,018
Asia, except Japan and China	1,332	711	1,539	-	3,582
Brazil	2,894	159	186	236	3,475
Net operating revenue	25,129	1,567	6,871	400	33,967

	Year ended December 31, 2016				
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	334	20	1,172	-	1,526
United States of America	232	-	749	24	1,005
Germany	1,077	-	302	-	1,379
Europe, except Germany	1,482	218	1,552	17	3,269
Middle East/Africa/Oceania	1,252	95	20	-	1,367
Japan	1,292	121	328	-	1,741
China	11,985	63	699	-	12,747
Asia, except Japan and China	912	305	1,173	-	2,390
Brazil	1,785	17	144	118	2,064
Net operating revenue	20,351	839	6,139	159	27,488

20

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Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Vale recognizes revenue when the control of a good or service transfers to a customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Net revenue excludes any applicable sales taxes.

Depending on the contract, sales revenue can be recognized when the product is available at the loading port, loaded on the ship, at the port of discharge or at the customer's warehouse. Service revenues are recognized in the amount by which the services are rendered and accepted by the customer.

Generally, the contract payment terms consider the upfront payments or the use of credit letters. The payment terms do not have a significant financing component and were not changed from previous years. In some cases, the sale price is determined on a provisional basis at the date of sale and adjustments to the sale price subsequently occur based on movements in the quoted market or contractual prices up to the date of final pricing. Revenue is recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sale mechanism embedded within these sale arrangements has the character of a derivative. Accordingly, the fair value of the final sale price adjustment is re-estimated continuously and changes in fair value are recognized as operational revenue in the income statement.

Commodity price risk – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price. The selling price of these products can be measured reliably at each period, since the price is quoted in an active market.

As of December 31, 2018, the Company had 27 million tons (2017: 33 million tons) provisionally priced based on iron ore forward prices and 78 thousand tons (2017: 106 thousand tons) provisionally priced based on copper forward prices. The final price of these sales will be determined during the first quarter of 2019. A 10% change in the price of iron ore realized on the provisionally priced sales, with all other factors held constant, would increase or reduce net income by US$185. A 10% change in the price of copper realized on the provisionally priced sales, with all other factors held constant, would increase or reduce net income by US$56.

5. Costs and expenses by nature

a) Cost of goods sold and services rendered

	Year ended December 31		
	2018	2017	2016
Personnel	2,278	2,295	2,087
Materials and services	3,957	3,814	3,108
Fuel oil and gas	1,538	1,313	1,233
Maintenance	2,807	3,096	2,747
Energy	906	963	694
Acquisition of products	513	543	511
Depreciation and depletion	3,207	3,484	3,267
Freight	4,306	3,346	2,509
Others	2,597	2,185	1,494
Total	22,109	21,039	17,650
Cost of goods sold	21,526	20,426	17,148
Cost of services rendered	583	613	502
Total	22,109	21,039	17,650

21

VALE

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

b) Selling and administrative expenses

	Year ended December 31		
	2018	2017	2016
Personnel	212	234	209
Services	92	77	72
Depreciation and amortization	62	91	120
Others	157	129	106
Total	523	531	507

c) Other operating expenses, net

	Year ended December 31		
	2018	2017	2016
Provision for litigation	185	169	137
Profit sharing program	187	149	76
Others	73	102	54
Total	445	420	267

6. Financial result

	Year ended December 31		
	2018	2017	2016
Financial income			
Short-term investments	177	176	92
Others	246	302	78
	423	478	170
Financial expenses			
Loans and borrowings gross interest	(1,185)	(1,697)	(1,768)
Capitalized loans and borrowing costs	194	370	653
Participative stockholders' debentures	(550)	(625)	(417)
Interest on REFIS	(202)	(397)	(514)
Others	(602)	(924)	(631)
	(2,345)	(3,273)	(2,677)
Other financial items			
Net foreign exchange gains (losses) on loans and borrowings	(2,666)	(249)	3,314
Derivative financial instruments	(266)	454	1,256
Other net foreign exchange gains (losses)	419	(218)	(62)
Net indexation losses	(522)	(211)	(158)
	(3,035)	(224)	4,350
Financial results, net	(4,957)	(3,019)	1,843

a) Hedge in foreign operations

As at January 1, 2017, Vale S.A., which the functional currency is Reais, designated its debts in US$ and Euro, as an instrument in a hedge of its investment in foreign operations (Vale International S.A. and Vale International Holding GmbH; hedging objects) to mitigate part of the foreign exchange risk on financial statements. Further details are disclosed in note 25.

b) Net investment in the foreign operation

From January 1, 2019 (subsequent event), the Company will consider certain long-term loans payable to Vale International S.A., for which settlement is neither planned nor likely to occur in the foreseeable future, as part of its net investment in the foreign operation. The foreign exchange differences arising on the monetary item, forming part of the net investment in the foreign operation, will be recognized in other comprehensive income and reclassified from stockholders' equity to income statement on disposal or partial disposal of the net investment. Therefore, upon adoption the effect of net foreign exchange gains or losses in the income statement is expected to reduce.

22

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated Accounting policy Transactions in foreign currencies - Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the transaction date. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions related to qualifying net investment hedges or items that are attributable to part of the net investment in a foreign operation, for which gains and losses are recognized in the statement of comprehensive income. 7. Streaming transactions Cobalt streaming In June 2018, the Company entered into two different agreements, one with Wheaton Precious Metals Corp (“Wheaton”) and the other with Cobalt 27 Capital Corp. (“Cobalt 27”), to sell a stream equivalent to 75% of the cobalt extracted as a by-product from the Voisey’s Bay mine, in Canada, starting on January 1, 2021. Furthermore, the Company restarted the Voisey’s Bay underground mine expansion project, which is going to increase the expected useful life of Voisey’s Bay mine from 2023 to 2034. The first year of underground production is expected to be 2021, when the current operations on the open pit mine begin to ramp down. Upon completion of the transaction, the Company received an upfront payment of US$690 in cash, US$390 from Wheaton and US$300 from Cobalt 27, which has been recorded as other non-current liabilities. Vale will receive additional payments of 20%, on average, of the market reference price for cobalt, for each pound of finished cobalt delivered. Thus, from January 1, 2021 onwards, Wheaton and Cobalt 27 will be entitled to receive 42.4% and 32.6%, respectively, of cobalt equivalent to the production from the Voisey's Bay mine, while Vale remains exposed to approximately 40% of the cobalt economic exposure, as Vale retains the rights to 25% of the future cobalt production and will receive 20% additional payments for the cobalt stream. The estimated result of the sale of the mineral rights is not expected to be significant and it will be accounted for once certain production thresholds have been met at Voisey’s Bay mine. Gold streaming In August 2016, the Company made an amended to the gold transaction entered into to 2013 with Wheaton Precious Metals Corp (“Wheaton”) to include in each contract an additional 25% of the gold extracted as by-product over a lifetime of the Salobo copper mine. Hence, Wheaton holds the rights to 75% of the contained gold in the copper concentrated from the Salobo mine and 70% of the gold extracted as a by-product of the Sudbury nickel mines. The transactions were bifurcated into two identifiable components (i) the sale of the mineral rights recognized in the income statement under “Other operating income (expenses), net” and, (ii) the deferred revenue (liability) related to the services for gold extraction on the portion in which Vale operates as an agent for Wheaton gold extraction. The Company recognized US$150 in the income statement for the year ended December 31, 2016, related to the sale of mineral rights from the additional transaction in August 2016. Critical accounting estimates and judgments Defining the gain on sale of mineral interest and the deferred revenue portion of the gold transaction requires the use of critical accounting estimates as follows: - Discount rates used to measure the present value of future inflows and outflows; - Allocation of costs between nickel or copper and gold based on relative prices; - Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company’s best estimate. 23

VALE
Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

8. Income taxes

a) Deferred income tax assets and liabilities

	December 31, 2018	December 31, 2017
Taxes losses carryforward	4,882	4,471
Temporary differences:		
Employee post retirement obligations	674	684
Provision for litigation	409	457
Timing differences arising on assets	1,253	1,268
Fair value of financial instruments	538	549
Allocated goodwill	(2,328)	(2,433)
Others	(52)	(77)
	494	448
Total	5,376	4,919
Assets	6,908	6,638
Liabilities	(1,532)	(1,719)
	5,376	4,919

Changes in deferred tax are as follows:

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2016	7,343	1,700	5,643
Utilization of taxes losses carryforward	(2,143)	-	(2,143)
Timing differences arising on assets	103	-	103
Fair value of financial instruments	388	-	388
Allocated goodwill	-	(109)	109
Others	897		897
Effect in income statement	(755)	(109)	(646)
Transfers between asset and liabilities	40	40	-
Translation adjustment	(24)	75	(99)
Other comprehensive income	(68)	13	(81)
Effect of discontinued operations			
Effect in income statement	102	-	102
Balance at December 31, 2017	6,638	1,719	4,919
Taxes losses carryforward	665		665
Timing differences arising on assets	152	-	152
Fair value of financial instruments	147	-	147
Allocated goodwill	-	(37)	37
Others	(77)		(77)
Effect in income statement	887	(37)	924
Transfers between asset and liabilities	(70)	(70)	-
Translation adjustment	(673)	(102)	(571)
Other comprehensive income	123	22	101
Effect of discontinued operations			
Effect in income statement	14	-	14
Transfer to net assets held for sale	(11)	-	(11)
Balance at December 31, 2018	6,908	1,532	5,376

The tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year. The local profits of subsidiaries abroad are also taxed in Brazil and there is no restriction on their offset against tax losses generated previously by the foreign entity or by the Parent Company.

24

VALE
Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

b) Income tax reconciliation – Income statement

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Year ended December 31		
	2018	2017	2016
Income before income taxes	**6,816**	**7,829**	**7,984**
Income taxes at statutory rates - 34%	**(2,317)**	**(2,662)**	**(2,715)**
Adjustments that affect the basis of taxes:			
Income tax benefit from interest on stockholders' equity	873	728	87
Tax incentives	576	372	344
Equity results	104	35	107
Additions (reversals) of tax loss carryforward (i)	1,510	99	(273)
Unrecognized tax losses of the year	(458)	(432)	(708)
Nondeductible effect of impairment	(24)	(43)	(97)
Others	(92)	408	474
Income taxes	**172**	**(1,495)**	**(2,781)**

(i) In 2018, the Company recognized tax loss carryforward from tax losses of subsidiary abroad.

c) Tax incentives

In Brazil, Vale has tax incentives to partially reduce the income tax generated by the operations conducted in the North and Northeast regions that includes iron ore, manganese, copper and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and takes into account the allocation of tax operating income into different incentives applicable to different tranches of production during the periods specified for each product, usually 10 years. Most of our incentives are expected to expire up to 2024 and the last recognized tax incentive will expire in 2027. An amount equal to that obtained with the tax saving must be appropriated in retained earnings reserve account in stockholders' equity, and cannot be distributed as dividends to stockholders.

In addition to those incentives, the amount equivalent to 30% of the income tax due, can be reinvested in the acquisition of new machinery and equipment, subject to subsequent approval by the regulatory agency responsible, Superintendência de Desenvolvimento da Amazônia ("SUDAM") and/or the Superintendência de Desenvolvimento do Nordeste ("SUDENE"). The reinvestment subsidy is accounted in retained earnings reserve account, which restricts the distribution as dividends to stockholders. This tax incentive will expire in 2023.

Vale is subject to the revision of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

d) Income taxes - Settlement program ("REFIS")

The balance mainly relates to REFIS to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As December 31, 2018, the balance of US$4,349 (US$432 as current and US$3,917 as non-current) is due in 118 remaining monthly installments, bearing interest at the SELIC rate (Special System for Settlement and Custody), while at December 31, 2017, the balance was US$5,375 (US$485 as current and US$4,890 as non-current).

As at December 31, 2018, the SELIC rate was 6.50% per annum (7.00% per annum at December 31, 2017).

25

VALE

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

The recognition of income taxes as deferred taxes is based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as tax losses carryforwards. The deferred income tax assets and liabilities are offset when there is a legally enforceable right on the same taxable entity.

The deferred tax assets arising from tax losses and temporary differences are not recognized when is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized.

Income taxes are recognized in the income statement, except for items recognized directly in stockholders' equity. The provision for income tax is calculated individually for each entity of the Company based on Brazilian tax rates, on an accrual basis, by applying the differential between the nominal local tax rates (based on rules enacted in the location of the entity) and the Brazilian tax rate.

Critical accounting estimates and judgments

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into account the analysis of future performance, considering economic and financial projections, prepared based on internal assumptions and macroeconomic environment, trade and tax scenarios that may be subject to changes in the future. The assumptions of future profits are based on production and sales planning, commodity prices, operational costs and planned capital costs.

9. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Year ended December 31		
	2018	2017	2016
Net income (loss) attributable to Vale's stockholders:			
Net income from continuing operations	6,952	6,313	5,211
Loss from discontinued operations	(92)	(806)	(1,229)
Net income	6,860	5,507	3,982
Thousands of shares			
Weighted average number of shares outstanding - common shares	5,182,445	5,197,432	5,197,432
Basic and diluted earnings per share from continuing operations:			
Common share (US$)	1.34	1.21	1.00
Basic and diluted loss per share from discontinued operations:			
Common share (US$)	(0.02)	(0.16)	(0.23)
Basic and diluted earnings per share:			
Common share (US$)	1.32	1.05	0.77

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share.

10. Accounts receivable

	December 31, 2018	December 31, 2017
Accounts receivable	2,710	2,660
Expected credit loss	(62)	(60)
	2,648	2,600
Revenue related to the steel sector - %	85.50%	82.90%

	Year ended December 31		
	2018	2017	2016
Impairment of accounts receivable recorded in the income statement	(7)	(4)	(5)

There is no customer that individually represents over 10% of accounts receivable or revenues.

26

VALE
Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Accounts receivable is the total amount due from sale of products and services rendered by the Company. Accounts receivable consists of financial assets initially recognized at fair value and subsequently measured at amortized cost, except for component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss ("FVTPL").

The portion of accounts receivables measured at amortized cost is subsequently measured using the effective interest ("EIR") method and it is subject to impairment. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the economic environment and by any financial guarantees related to these accounts receivables.

Commercial credit risk management - For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or requests the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty's strategic position and history of commercial relations.

Based on the counterparty's credit risk, risk mitigation strategies may be used to manage the Company`s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Europe and Brazil the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

11. Inventories

	December 31, 2018	December 31, 2017
Finished products	2,797	2,219
Work in progress	690	648
Consumable inventory	956	1,059
Total	4,443	3,926

	Year ended December 31		
	2018	2017	2016
Reversal (provision) for net realizable value	4	(86)	(199)

Finished and work in progress product inventory by segments is presented in note 4(c).

Accounting policy

Inventories are stated at the lower of cost and the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. At each statement of financial position date, inventories are assessed for impairment and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are included in "Cost of goods sold and services rendered".

27

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

12. Recoverable taxes

Recoverable taxes are presented net of provisions for losses on tax credits.

	December 31, 2018	December 31, 2017
Value-added tax	813	887
Brazilian federal contributions	808	880
Others	13	43
Total	1,634	1,810
Current	883	1,172
Non-current	751	638
Total	1,634	1,810

13. Other financial assets and liabilities

	Current		Non-Current	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Other financial assets				
Financial investments	32	18	-	-
Loans	-	-	153	151
Derivative financial instruments (note 25)	39	106	392	453
Investments in equity securities (note 14)	-	-	987	-
Related parties - Loans (note 31)	364	1,898	1,612	2,628
	435	2,022	3,144	3,232
Other financial liabilities				
Derivative financial instruments (note 25)	470	104	344	686
Related parties (note 31)	1,134	882	960	975
Participative stockholders' debentures	-	-	1,407	1,233
	1,604	986	2,711	2,894

Participative stockholders' debentures

At the time of its privatization in 1997, the Company issued debentures to then-existing stockholders, including the Brazilian Government. The debentures' terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources.

A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real) and are inflation-indexed to the General Market Price Index ("IGP-M"), as set forth in the Issue Deed. The Company paid as remuneration the amount of US$148 and US$147, respectively, for the year ended December 31, 2018 and 2017.

28

VALE

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

14. Non-current assets and liabilities held for sale and discontinued operations

	December 31, 2017
	Fertilizers
Assets	
Accounts receivable	90
Inventories	460
Other current assets	110
Investments in associates and joint ventures	83
Property, plant and equipment and Intangible	2,149
Other non-current assets	695
Total assets	3,587
Liabilities	
Suppliers and contractors	324
Other current liabilities	215
Other non-current liabilities	640
Total liabilities	1,179
Net non-current assets held for sale	2,408

a) Fertilizers (discontinued operations)

In January 2018, the Company and The Mosaic Company ("Mosaic") concluded the transaction entered in December 2016, to sell (i) the phosphate assets located in Brazil, except for those located in Cubatão, Brazil; (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada. The Company received US$1,080 in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's outstanding common shares after the issuance of these shares totaling US$899, based on the Mosaic's quotation at closing date of the transaction and a loss of US$55 was recognized in the income statement from discontinued operations.

Mosaic's shares received were accounted for as a financial investment measured at fair value through other comprehensive income. The Company recognized a gain of US$90 (US$60, net of tax) for the year ended December 31, 2018, in other comprehensive income as "Fair value adjustment to investment in equity securities".

b) Cubatão (part of the fertilizer segment)

In November 2017, the Company entered into an agreement with Yara International ASA to sell its assets located in Cubatão, Brazil. In May 2018, the transaction was concluded and the Company received US$255 in cash and a loss of US$69 was recognized in the income statement from discontinued operations.

The results for the years and the cash flows of discontinued operations are presented as follows:

Income statement

	Year ended December 31		
	2018	2017	2016
Discontinued operations			
Net operating revenue	121	1,746	1,875
Cost of goods sold and services rendered	(120)	(1,605)	(1,887)
Operating expenses	(4)	(141)	(130)
Impairment of non-current assets	(124)	(885)	(1,738)
Operating loss	(127)	(885)	(1,880)
Financial Results, net	(5)	(28)	20
Equity results in associates and joint ventures	-	(2)	3
Loss before income taxes	(132)	(915)	(1,857)
Income taxes	40	102	630
Loss from discontinued operations	(92)	(813)	(1,227)
Net income (loss) attributable to noncontrolling interests	-	(7)	2
Loss attributable to Vale's stockholders	(92)	(806)	(1,229)

29

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated Statement of cash flow 2018 2017 2016 Cash flow from operating activities Adjustments: Depreciation, amortization and depletion - 1 347 Others 5 - (20) Net cash provided by (used in) operating activities (37) 87 180 Cash flow from investing activities Others - - 11 Loans and borrowings - (34) (17) Net cash used in financing activities Accounting policy A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The criteria for recognition of the non-current assets as held for sale are only considered satisfied when the sale is highly probable and the asset (or group of assets) is available for immediate sale in its present condition. The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized against income statement. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized. The assets and liabilities classified as held for sale are presented separately in the statement of financial position. The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical area of operations. The result of discontinued operations is presented in a single amount in the income statement, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are disclosed in a separate note. When an operation is classified as a discontinued operation, the income statements of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period. Any noncontrolling interest relating to a group disposal held for sale is presented in the stockholders’ equity and is not reclassified in the statement of financial position. 30 Net cash used in discontinued operations(46) (252) (118) Repayments-(34)(17) Cash flow from financing activities Net cash used in investing activities(9) (305) (281) Additions to property, plant and equipment(9)(305)(292) Increase (decrease) in assets and liabilities(34)114(25) Impairment of non-current assets1248851,738 Equity results in associates and joint ventures-2(3) Loss before income taxes(132)(915)(1,857) Discontinued operations Year ended December 31

VALE

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

15. Subsidiaries

The significant consolidated entities in each business segment are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries					
Companhia Portuária da Baia de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. ("MBR")	Brazil	Iron ore	62.5%	98.3%	37.5%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
PT Vale Indonesia	Indonesia	Nickel	59.2%	59.2%	40.8%
Vale International Holdings GmbH	Austria	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Manganês S.A.	Brazil	Manganese and ferroalloys	100.0%	100.0%	0.0%
Vale Moçambique S.A.	Mozambique	Coal	80.7%	80.7%	19.3%
Vale Nouvelle Caledonie S.A.S.	New Caledonia	Nickel	95.0%	95.0%	5.0%
Vale Oman Distribution Center LLC	Oman	Iron ore and pelletizing	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing	70.0%	70.0%	30.0%

As explained in note 14, the Fertilizer Segment is presented as discontinued operations, which includes the following subsidiaries:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries					
Compañia Minera Miski Mayo S.A.C.	Peru	Fertilizers	40.0%	51.0%	60.0%
Vale Fertilizantes S.A.	Brazil	Fertilizers	100.0%	100.0%	0.0%
Vale Cubatão Fertilizantes Ltda.	Brazil	Fertilizers	100.0%	100.0%	0.0%

Accounting policy

Consolidation and investments in associates and joint ventures - The financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect controlled entities ("subsidiaries"). The subsidiaries are consolidated when the Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to direct the significant activities of the investee. Intercompany balances and transactions, which include unrealized profits, are eliminated.

The entities over which the Company has joint control ("joint ventures") or significant influence, but not control ("associates") are presented in note 16. Those investments are accounted for using the equity method. For interests in joint arrangements not classified as joint ventures ("joint operations"), the Company recognizes its share of assets, liabilities and net income.

Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated proportionately to the Company's interest.

Investments held by other investors in Vale's subsidiaries are classified as noncontrolling interests ("NCI"). The Company treats transactions with noncontrolling interests as transactions with equity owners of the Company as described in note 17.

For purchases or disposals from noncontrolling interests, the difference between the consideration paid and the proportion acquired of the carrying value of net assets of the subsidiary is directly recorded in stockholders' equity in "Results from operation with noncontrolling interest".

Translation from the functional currency to the presentation currency - The income statement and statement of financial position of the subsidiaries for which the functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders' equity, except for the components described in item (iii) are translated at the closing rate at the statement of financial position date; (ii) income and expenses are translated at the average exchange rates, except for specific significant transactions that are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at each transaction date. All resulting exchange differences are recognized directly in the comprehensive income as "translation adjustments". When a foreign operation is disposed of or sold, foreign exchange differences that were recognized in equity are recognized in the income of statement.

31

VALE

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

16. Investments in associates and joint ventures

The significant non-consolidated entities of the Company are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Joint ventures					
Aliança Geração de Energia S.A.	Brazil	Energy	55.0%	55.0%	45.0%
Companhia Coreano-Brasileira de Pelotização	Brazil	Pelletizing	50.0%	50.0%	50.0%
Companhia Hispano-Brasileira de Pelotização	Brazil	Pelletizing	50.9%	51.0%	49.1%
Companhia Ítalo-Brasileira de Pelotização	Brazil	Pelletizing	50.9%	51.0%	49.1%
Companhia Nipo-Brasileira de Pelotização	Brazil	Pelletizing	51.0%	51.1%	49.0%
Companhia Siderúrgica do Pecém ("CSP")	Brazil	Steel	50.0%	50.0%	50.0%
MRS Logística S.A.	Brazil	Logistics	48.2%	46.8%	51.8%
Nacala Corridor Holding Netherlands B.V.	Netherlands	Coal	50.0%	50.0%	50.0%
Samarco Mineração S.A.	Brazil	Pelletizing	50.0%	50.0%	50.0%
Direct and indirect associates					
Henan Longyu Energy Resources Co., Ltd.	China	Coal	25.0%	25.0%	75.0%
VLI S.A.	Brazil	Logistics	37.6%	37.6%	62.4%

a) Changes during the year

Changes in investments in associates and joint ventures as follows:

			2018			2017
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Balance at January 1st,	**1,441**	**2,127**	**3,568**	**1,437**	**2,259**	**3,696**
Additions (i)	-	23	23	1	92	93
Translation adjustment	(184)	(272)	(456)	(2)	(28)	(30)
Equity results in income statement	44	261	305	57	41	98
Equity results in statement of comprehensive income	-	-	-	-	(152)	(152)
Dividends declared	-	(291)	(291)	(57)	(226)	(283)
Transfer from non-current assets held for sale (ii)	87	-	87	-	-	-
Others	4	(15)	(11)	5	141	146
Balance at December 31,	**1,392**	**1,833**	**3,225**	**1,441**	**2,127**	**3,568**

(i) Refers to the Coal segment and others in the amounts of US$11 and US$12, respectively, on December 31, 2018 and US$75 and US$18, respectively, on December 31, 2017.
(ii) Refers to 18% interest held by Vale Fertilizantes at Ultrafertil which was transferred to Vale as part of the settlement in January 2018 (note 14).

The investments by segments are presented in note 4(c).

b) Acquisitions and divestitures

2018

Ferrous Resources Limited – In December 2018, the Company entered into an agreement to purchase the control of Ferrous Resources Limited, a company that currently owns and operates iron ore mines closely located to Company's operations in Minas Gerais, Brazil. The purchase price is US$550 and the conclusion of transaction is expected to occur in 2019, subject to conditions precedent.

New Steel - In January 2019 (subsequent event), the Company acquired for the total consideration of US$500 the control of New Steel Global NV, a company that develops innovative iron ore beneficiation technologies and currently owns patents of dry processing concentration in 56 countries.

32

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated 2017 Nacala Logistic Corridor - In March 2017, the Company concluded the transaction with Mitsui & Co., Ltd. (“Mitsui”) to transfer 50% of its stake of 66.7% in Nacala Logistic Corridor, which comprises entities that holds railroads and port concessions located in Mozambique and Malawi, and sell 15% participation in the holding entity of Vale Moçambique, which holds the Moatize Coal Project, for the amount of US$690. After the completion of the transaction, the Company (i) holds 81% of Vale Moçambique and retains the control of the Moatize Coal Project and (ii) shares control of the Nacala Logistic Corridor structure (Nacala BV), with Mitsui. As a consequence of sharing control of Nacala BV, the Company: (i) derecognized the assets and liabilities classified as held for sale in the total amount of US$4,144, from which US$4,063 refers to property, plant and equipment and intangibles; (ii) derecognized US$14 related to cash and cash equivalents; (iii) recognized a gain of US$447 in the income statement related to the sale and the re-measurement at fair value, of its remaining interest at Nacala BV based on the consideration received; (iv) reclassified the gain related to the cumulative translation adjustments on to income statements in the amount of US$11; The result of the transaction regarding the assets from Nacala’s logistic corridor was recognized in the income statement as “Impairment and disposal of non-current assets”. The results of the transaction with the coal holding entity was recognized in “Results from operation with noncontrolling interest” in the amount of US$105, directly in Stockholders’ Equity. The consideration received was recognized in the statement of cash flows in “Proceeds from disposal of assets and investments” in the amount of US$435 and “Transactions with noncontrolling stockholders” in the amount of US$255. After the conclusion of the transaction, Vale has outstanding loan balances with the related parties Nacala BV and Pangea Emirates Ltd due to the deconsolidation of Nacala Logistic Corridor as disclosed in note 31. 2016 Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd (“CSA”) – In April 2016, the Company sold 100% of its interest at CSA (26.87%) for a non-significant amount. The transaction resulted in a loss of US$75 due to recycling the “Cumulative translation adjustments” recognized in the income statement as “Equity results and other results in associates and joint ventures”. 33

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat Investments in associates and joint ventures (continued) Year ended December 31 Year ended December 31 Ferrous minerals Companhia Coreano-Brasileira de Pelotização 50.00 50.00 104 89 69 50 17 32 19 26 Companhia Ítalo-Brasileira de Pelotização (i) 50.90 51.00 81 80 60 40 16 32 17 9 MRS Logística S.A. 48.16 46.75 496 517 72 69 57 27 29 10 Zhuhai YPM Pellet Co. 25.00 25.00 22 23 - - - - - - Coal 317 317 16 20 (4) - - - Korea Nickel Corp. 25.00 25.00 14 13 1 1 (1) - - 4 14 13 1 1 (4) - - 4 486 571 25 27 46 25 29 39 Aliança Geração de Energia S.A. (i) 55.00 55.00 247 200 77 42 33 31 27 4 California Steel Industries, Inc. 50.00 50.00 93 101 2 13 48 - 41 32 Mineração Rio do Norte S.A. 40.00 40.00 1,080 1,316 (129) (252) 138 56 97 76 (i) Although the Company held a majority of the voting capital, the entities are accounted under equity method due to the stockholders' agreement where relevant decisions are shared with other parties. 34 Total3,225 3,568 305 98 309 245 227 193 Others9222(5)(68)(8)--1 Companhia Siderúrgica do Pecém50.0050.00-262(243)(264)25---Aliança Norte Energia Participações S.A. (i)51.0051.0016216015(2)(6)---Others Others----(3)---Base metals Henan Longyu Energy Resources Co., Ltd.25.0025.003173171620(4)---1,814 1,922 417 329 179 189 130 113 VLI S.A.37.6037.60857968302936719-Companhia Nipo-Brasileira de Pelotização (i)51.0051.111481371269329672941 Companhia Hispano-Brasileira de Pelotização (i)50.8951.008382554115231627 Baovale Mineração S.A.50.0050.00232657911-Associates and joint ventures% ownership% voting capitalDecember 31, 2018December 31, 2017201820172016 201820172016 Investments in associates and joint venturesEquity results in the income statementDividends received

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

c) Summarized financial information

The summarized financial information about relevant associates and joint-ventures for the Company are as follows:

						December 31, 2018
				Joint ventures		Associates
	Aliança Geração de Energia	CSP	Pelletizing (i)	MRS Logística	Henan Longyu	VLI S.A.
Current assets	186	693	964	263	1,104	679
Non-current assets	938	3,062	296	1,826	392	3,938
Total assets	**1,124**	**3,755**	**1,260**	**2,089**	**1,496**	**4,617**
Current liabilities	83	970	437	359	203	544
Non-current liabilities	158	2,785	2	699	26	1,795
Total liabilities	**241**	**3,755**	**439**	**1,058**	**229**	**2,339**
Stockholders' equity	**883**	**-**	**821**	**1,030**	**1,267**	**2,278**
Net income (loss)	**45**	**(486)**	**609**	**150**	**65**	**79**

						December 31, 2017
				Joint ventures		Associates
	Aliança Geração de Energia	CSP	Pelletizing (i)	MRS Logística	Henan Longyu	VLI S.A.
Current assets	137	759	760	309	1,072	738
Non-current assets	1,200	3,712	310	2,063	422	4,172
Total assets	**1,337**	**4,471**	**1,070**	**2,372**	**1,494**	**4,910**
Current liabilities	86	1,060	301	454	226	537
Non-current liabilities	213	2,887	5	844	-	1,799
Total liabilities	**299**	**3,947**	**306**	**1,298**	**226**	**2,336**
Stockholders' equity	**1,038**	**524**	**764**	**1,074**	**1,268**	**2,574**
Net income (loss)	**49**	**(528)**	**442**	**143**	**79**	**77**

(i) Aggregate entity information: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, Companhia Nipo-Brasileira de Pelotização.

The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale's accounting policies including eventual goodwill, provisional price adjustment and others.

Accounting policy

Joint arrangements investments - Joint arrangements are all entities over which the Company has shared control with one or more parties. Joint arrangement investments are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The joint operations are recorded in the financial statements to represent the Company's contractual rights and obligations.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost. The Company's investment in joint ventures includes the goodwill identified in the acquisition, net of any impairment loss.

The Company's interest in the profits or losses of its joint ventures is recognized in the income statement and participation in the changes in reserves is recognized in the Company's reserves. When the Company's interest in the losses of an associate or joint venture is equal to or greater than the carrying amount of the investment, including any other receivables, the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

35

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat Critical accounting estimates and judgments Judgment is required in some circumstances to determine whether after considering all relevant factors, the Company has either control, joint control or significant influence over an entity. Significant influence includes situations of collective control. The Company holds the majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), but management has concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of the entity. As a result, these entities are accounted under equity method due to shareholder’s agreements where relevant decisions are shared with other parties. 17. Noncontrolling interest a) Summarized financial information The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest are as follows: MBR PTVI VNC Vale Moçambique S.A. Others (i) Total Non-current assets 2,499 1,567 1,922 1,709 - Total assets 3,801 2,143 2,180 2,034 - Current liabilities 187 165 141 313 - Related parties - Stockholders 197 - 766 8,731 - Equity attributable to noncontrolling interests 1,254 745 51 (1,290) 87 847 Net income (loss) 434 58 351 (985) - (i)Dividends paid to noncontrolling interests relates to Vale Oman Pelletizing Compañia Mineradora Miski Mayo S.A.C. (i) Vale Moçambique S.A. MBR PTVI VNC Others (ii) Total Non-current assets 3,041 1,586 2,046 1,653 436 - Total assets 4,040 2,127 2,412 2,287 520 - Current liabilities 170 128 142 128 36 - Related parties - Stockholders 226 3 1,318 8,232 9 - Equity attributable to noncontrolling interests 1,342 735 37 (1,101) 228 73 1,314 Net income (loss) 434 (15) (572) (659) (11) - (i) Discontinued operations (ii)Dividends paid to noncontrolling interests relates to Vale Oman Pelletizing 36 Dividends paid to noncontrolling interests113----13126 Net income (loss) attributable to noncontrolling interests174 (6) (28) (104) (6) (16) 14 Stockholders' equity3,3561,759730(6,105)380-Total liabilities684 368 1,682 8,392 142 - Non-current liabilities2882372223297-Related parties - Stockholders5911471152536-Current assets408 394 251 381 78 - December 31, 2017 Dividends paid to noncontrolling interests 168---14182 Net income (loss) attributable to noncontrolling interests 174 24 18 (190) 10 36 Stockholders' equity 3,1351,8251,017(7,089)-Total liabilities 666 318 1,163 9,123 - Non-current liabilities 28215325679-Related parties - Stockholders 7211115622-Current assets 581 465 202 303 - December 31, 2018

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

	December 31, 2016						
	MBR	PTVI	VNC	Vale Moçambique S.A.	Compañia Mineradora Miski Mayo S.A.C. (i)	Others (ii)	Total
Net income (loss)	400	2	(807)	(541)	3	-	-
Net income (loss) attributable to noncontrolling interests	165	1	(40)	(27)	2	(107)	(6)
Dividends paid to noncontrolling interests	263	-	-	-	11	17	291

(i) Discontinued operation
(ii) Dividends paid to noncontrolling interests relates to Vale Oman Pelletizing

The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale's accounting policies including eventual goodwill, provisional price adjustment and others.

18. Intangibles

Changes in intangibles are as follows:

	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2016	3,081	3,301	147	342	6,871
Additions	-	980	-	26	1,006
Disposals	-	(9)	-	-	(9)
Amortization	-	(209)	(2)	(142)	(353)
Translation adjustment	65	(61)	7	3	14
Merger of Valepar (note 30)	964	-	-	-	964
Balance at December 31, 2017	4,110	4,002	152	229	8,493
Cost	4,110	5,075	241	1,554	10,980
Accumulated amortization	-	(1,073)	(89)	(1,325)	(2,487)
Balance at December 31, 2017	4,110	4,002	152	229	8,493
Additions	-	855	-	7	862
Disposals	-	(27)	-	(2)	(29)
Amortization	-	(135)	(2)	(99)	(236)
Translation adjustment	(457)	(634)	(13)	(24)	(1,128)
Balance at December 31, 2018	3,653	4,061	137	111	7,962
Cost	3,653	5,043	201	923	9,820
Accumulated amortization	-	(982)	(64)	(812)	(1,858)
Balance at December 31, 2018	3,653	4,061	137	111	7,962

a) Goodwill - The goodwill arose from the acquisition of iron ore and nickel businesses. In 2017, the goodwill was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns on the ferrous segment. As the fundamentals are still valid on the date of the merger of Valepar by Vale, the goodwill was fully recognized. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. The Company assesses annually the recoverable amount of the goodwill.

b) Concessions - The concessions refer to the agreements with governments for the exploration and the development of ports and railways. The Company holds railway concessions which are valid over a certain period of time. Those assets are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

c) Right of use - Refers to intangible identified in the business combination of Vale Canada Limited ("Vale Canada") and to the usufruct contract between the Company and noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares). The amortization of the right of use will expire in 2037 and Vale Canada's intangible will end in September of 2046.

Accounting policy

Intangibles are carried at the acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

	Useful life
Concessions	3 to 50 years
Right of use	22 to 31 years
Software	5 years

37

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

19. Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2016	**724**	**10,674**	**9,471**	**6,794**	**8,380**	**7,515**	**11,861**	**55,419**
Additions (i)	-	-	-	-	-	-	3,392	3,392
Disposals	-	(11)	(57)	(67)	(138)	(212)	(151)	(636)
Assets retirement obligation	-	-	-	-	425	-	-	425
Depreciation, amortization and depletion	-	(587)	(736)	(814)	(618)	(754)	-	(3,509)
Impairment (note 20)	(20)	-	-	(34)	(131)	-	(86)	(271)
Translation adjustment	79	(122)	(105)	(83)	222	29	38	58
Transfers	(65)	2,146	3,213	1,097	929	1,615	(8,935)	-
Balance at December 31, 2017	**718**	**12,100**	**11,786**	**6,893**	**9,069**	**8,193**	**6,119**	**54,878**
Cost	718	19,163	18,292	12,840	17,471	12,461	6,119	87,064
Accumulated depreciation	-	(7,063)	(6,506)	(5,947)	(8,402)	(4,268)	-	(32,186)
Balance at December 31, 2017	**718**	**12,100**	**11,786**	**6,893**	**9,069**	**8,193**	**6,119**	**54,878**
Additions (i)	-	-	-	-	-	-	2,823	2,823
Disposals	(11)	(53)	(93)	(234)	(8)	(79)	(92)	(570)
Assets retirement obligation	-	-	-	-	446	-	-	446
Depreciation, amortization and depletion	-	(531)	(655)	(847)	(525)	(653)	-	(3,211)
Impairment (note 20)	-	(10)	(18)	(21)	-	(31)	(104)	(184)
Translation adjustment	(84)	(1,360)	(1,471)	(560)	(864)	(990)	(468)	(5,797)
Transfers	12	806	1,687	1,176	381	829	(4,891)	-
Balance at December 31, 2018	**635**	**10,952**	**11,236**	**6,407**	**8,499**	**7,269**	**3,387**	**48,385**
Cost	635	18,267	17,611	12,424	16,717	11,697	3,387	80,738
Accumulated depreciation	-	(7,315)	(6,375)	(6,017)	(8,218)	(4,428)	-	(32,353)
Balance at December 31, 2018	**635**	**10,952**	**11,236**	**6,407**	**8,499**	**7,269**	**3,387**	**48,385**

(i) Includes capitalized borrowing costs.

Disposals of assets

The Company recognized a loss of US$322 and US$348 in the income statement as "Impairment and disposal of non-current assets" for the year ended December 31, 2018 and 2017, respectively, due to non-viable projects and operating assets written off through sale or obsolescence.

Additionally, in the year ended December 31, 2017, the Company concluded the sale of four VLOC's and two Floating Transfer Stations in the amount of US$391. The Company recognized a loss of US$133 in the income statement as "Impairment and disposal of non-current assets".

Accounting policy

Property, plant and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).
The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

38

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat The estimated useful lives are as follows: Useful life Facilities 3 to 50 years Others: Wagon 30 to 44 years Ships 20 years The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary. Expenditures and stripping costs (i) Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties. (ii) Expenditures on feasibility studies, new technologies and other researches - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized. (iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul. (iv) Stripping Costs - The costs associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the minera l properties. These costs are subsequently amortized over the useful life of the mine. Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposits. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits. Critical accounting estimates and judgments Mineral reserves - The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumption s about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probab le reserves of the Company. The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment. 39 Others 2 to 50 years Railway equipment 5 to 33 years Locomotives 12 to 25 years Equipment 3 to 40 years Buildings 15 to 50 years

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

20. Impairment and onerous contracts

The impairment losses (reversals) recognized in the year are presented below:

		Income statement		
		Impairment (reversals)		
Segments by class of assets	Assets or cash-generating unit	2018	2017	2016
Property, plant and equipment and intangible				
Iron ore	North system	-	-	(160)
Coal	Australia	-	-	27
Base metals – nickel	Stobie (VCL)	-	133	-
Base metals – nickel	Newfoundland (VNL)	-	-	631
Base metals – nickel	Nouvelle Caledonie (VNC)	-	-	284
Several segments	Other assets	184	138	135
Impairment of non-current assets		184	271	917
Onerous contracts		393	-	257
Impairment of non-current assets and onerous contracts		577	271	1,174

a) Impairment of non-financial assets

The Company has carried out an impairment test for the assets for which triggering event was identified. The recoverable amount is assessed by reference to the higher of value in use ("VIU") and fair value less costs of disposal ("FVLCD").

The recoverable amount of each Cash Generating Unit ("CGU") under the impairment testing was assessed using FVLCD model, through discounted cash flow techniques, which is classified as "level 3" in the fair value hierarchy.

The cash flows were discounted using a post-tax discount rate ranging from 6% to 10%, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the risks specific to the asset. The Company used its weighted average cost of capital ("WACC") as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operates.

Iron ore and pellets - During 2018, the Company did not identify any changes in the circumstances or indicators that would require reassessment of the carrying amount of the iron ore and pellets CGUs. Of the total goodwill (note 18), US$1,841 is allocated to the group of ferrous mineral CGUs. The impairment analysis based on FVLCD model demonstrates that there was no impairment loss in relation to the individual CGUs or goodwill.

In 2016, based on the market circumstances, the Company decided to resume Norte´s system pelletizing plant, based on the studies carried out by management that demonstrated its economic feasibility. Accordingly, the Company reversed the full impairments of US$160 recorded in 2013 and 2015.

Coal - Based on the 2018 impairment triggering assessment, the Company has identified trigger of impairment in the Mozambique CGU driven by the lower than planned production volumes during the year. The Company carried out an impairment test based on FVLCD model and concluded that there were no changes in the impairment recognized in 2015.

In 2016, the mining plans for the coal assets in Australia were revised and an impairment loss of US$27 was recognized in the income statement.

Nickel (Onça Puma) - In September 2017, the Federal Court granted an injunction suspending the nickel mining operations at Onça Puma (base metals segment). The Company has appealed this decision to seek a suspension of this injunction, but it is not possible to anticipate when Onça Puma activities will resume. On the assumption that the Company will be able to operate this asset in the future, the Company carried out an impairment test based on FVLCD model assuming different returning of operations scenarios and concluded that no impairment loss should be booked.

Nickel (Others) - In addition, the Company did not identify any changes in the circumstances or indicators during 2018 that would require reassessment of the carrying amount of the other Nickel CGUs. Of the total goodwill (note 18), US$1,812 is allocated to the group of nickel CGUs. The impairment analysis based on FVLCD model demonstrates that there was no impairment loss in relation to the individual CGUs or goodwill.

40

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat In 2017, an underground mine in Sudbury (Stobie) was affected by seismic activities and the cost to repair the asset is deemed not recoverable in the current market conditions. Therefore, the Company has placed this asset on “care and maintenance” and an impairment of US$133 was recognized in the income statement. In 2016, the decrease in long term nickel price projections, that significantly reduced the recoverable amounts of the VNL and VNC CGUs, associated with significant capital investments in new processing facilities in recent years, resulted in impairment losses of US$631 and US$284, respectively. Other assets – The Company has undertaken a review on the business plan of its biological assets leading to a reduction in the expected operational capacity of these assets. The Company carried out an impairment test based on FVLCD model and an impairment loss of US$184 was recognized in the income statement. b) Onerous contract In 2018, the Company recognized a provision of US$393 (2016: US$257) for the costs in respect of certain long-term contracts in the Midwest system for fluvial transportation and port structure, with minimum guaranteed volume. Accounting policy Impairment of non-financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (”VIU”). FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation. Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment. Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized. Onerous Contracts - For certain long-term contracts, a provision is recognized when the present value of the unavoidable cost to meet the Company’s obligation exceeds the economic benefits that could be received from those contracts. Critical accounting estimates and judgments The Company determines its cash flows based on the budgets approved by management, which require the use of the following assumptions: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit. These assumptions are subject to risk and uncertainty. Hence, there is a possibility that changes in circumstances will change these projections, which may affect the recoverable amount of the assets. 41

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

21. Loans, borrowings and cash and cash equivalents

a) Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate ("DI Rate" or" CDI") and part denominated in US$, mainly time deposits.

b) Loans and borrowings

As at December 31, 2018 and 2017, loans and borrowings are secured by property, plant and equipment and receivables in the amount of US$221 and US$275, respectively.

The securities issued through Vale's wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

i) Total debt

	Current liabilities		Non-current liabilities	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Principal in:				
US$	256	649	10,300	16,060
EUR	-	-	1,088	1,140
R$	492	515	2,940	3,368
Other currencies	25	17	127	206
Accrued charges	230	522	8	12
Total	1,003	1,703	14,463	20,786

The future flows of debt payments principal and interest are as follows:

	Principal	Estimated future interest payments (i)
2019	773	831
2020	1,053	799
2021	1,233	732
2022	1,872	662
Between 2023 and 2027	5,109	2,132
2028 onwards	5,188	3,794
Total	15,228	8,950

(i) Based on interest rate curves and foreign exchange rates applicable as at December 31, 2018 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

ii) Reconciliation of debt to cash flows arising from financing activities

	Loans and borrowings
December 31, 2017	22,489
Additions	1,225
Repayments (i)	(7,841)
Interest paid	(1,121)
Cash flow from financing activities	(7,737)
Effect of exchange rate	(407)
Interest accretion	1,121
Non-cash changes	714
December 31, 2018	15,466

(i) In 2018, the Company conducted a cash tender offer for Vale Overseas' 5.875% guaranteed notes due 2021, 6.875% guaranteed notes due 2036, 4.375% guaranteed notes due 2022 and a cash tender offer for Vale S.A.' 5.625% guaranteed notes due 2042 and repurchased a total of US$3,730. The Company also redeemed all of Vale Overseas' 4.625% guaranteed notes due 2020 totaling US$499.

42

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

Accounting policy

Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. The average capitalization rate is 17%. Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred.

Liquidity risk - The revolving credit facilities available today were provided by a syndicate of several global commercial banks. To mitigate liquidity risk, Vale has two revolving credit facilities, which will mature in 2020 and 2022, in the available amount of US$5,000 to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. As of December 31, 2018 these lines are undrawn.

Some of the Company's debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA and interest coverage. The Company has not identified any instances of noncompliance as at December 31, 2018 and 2017.

22. Liabilities related to associates and joint ventures

In March 2016 Samarco and its shareholders, Vale S.A. and BHP Billiton Brasil Ltda. ("BHPB"), entered into an Agreement ("Framework Agreement") with the Brazilian federal government, the two Brazilian states (Espírito Santo and Minas Gerais) and other governmental authorities, in connection with the lawsuit related to the Samarco dam failure (note 28d), in order to implement the programs for remediation and compensation of the areas and communities affected.

The Framework Agreement has a 15-year term, renewable for successive one-year periods until all the obligations under the Framework Agreement have been satisfied.

Under the Framework Agreement, Samarco, Vale S.A. and BHPB have established a foundation ("Fundação Renova" or "Foundation") to develop and implement social and economic remediation and compensation, to be funded by Samarco. To the extent that Samarco does not meet its funding obligations to the foundation, each of Vale S.A. and BHPB will provide, under the terms of the Framework Agreement, funds to the Foundation in proportion to its 50% equity interest in Samarco.

As a consequence of the dam failure, governmental authorities ordered the suspension of Samarco's operations.

Due to the uncertainties regarding Samarco's future cash flow, Vale S.A. maintains a provision for the obligation to comply with the reparation and compensation programs under the Framework Agreement (pro rata to its proportional equity interest in Samarco).

The changes in the provisions are as follows:

	2018	2017
Balance at January 01,	996	1,077
Payments	(290)	(294)
Present value valuation	165	182
Provision increase	403	38
Translation adjustment	(153)	(7)
Balance at December 31,	**1,121**	**996**
Current liabilities	289	326
Non-current liabilities	832	670
Liabilities	**1,121**	**996**

In 2018, the Fundação Renova reviewed the estimates for the expenditures required to mitigate and compensate for the impacts of the disruption from Samarco's tailing dam. As a result of this revision, Vale S.A. recognized in 2018 an additional provision of US$403 (R$1,523 million), which amounts to the present value of Vale's new estimated secondary responsibility to support the Renova Foundation works and is equivalent to 50% of Samarco's additional obligations over the next 12 years.

43

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat In addition to the provision above, Vale S.A. made available in the year ended December 31, 2018 and 2017 the amount of US$84 and US$142, respectively, which was fully used to fund Samarco’s working capital and was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”. Vale S.A. intends to make available until June 30, 2019 short-term facilities up to US$88 to support Samarco’s cash necessity, without any binding obligation to Samarco in this regard. Such support will be released simultaneously with BHPB, and pursuant to the same amounts, terms and conditions, subject to the fulfillment of certain milestones. The summarized financial information of Samarco are as follows: Current assets 54 66 Total assets 3,497 6,082 Current liabilities 6,069 5,481 Total liabilities 10,003 9,117 Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Therefore, Vale’s investment in Samarco was impaired in full and no provision was recognized in relation to the Samarco’s negative reserves. Critical accounting estimates and judgments The provision requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates in the discount rate; and (iv) resolution of existing and potential legal claims. As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, Vale S.A. will reassess the key assumptions used by Samarco in the preparation of the projected cash flows and will adjust the provision, if required. 44 Loss(1,257)(930) Negative reserves(6,506)(3,035) Non-current liabilities3,9343,636 Non-current assets3,4436,016 December 31, 2018December 31, 2017

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

23. Financial instruments classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

				December 31, 2018			December 31, 2017
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Loans and receivables or amortized cost	At fair value through profit or loss	Total
Current							
Cash and cash equivalents	5,784	-	-	5,784	4,328	-	4,328
Financial investments	-	-	32	32	18	-	18
Derivative financial instruments	-	-	39	39	-	106	106
Accounts receivable	2,756	-	(108)	2,648	2,430	170	2,600
Related parties	364	-	-	364	1,898	-	1,898
	8,904	**-**	**(37)**	**8,867**	**8,674**	**276**	**8,950**
Non-current							
Derivative financial instruments	-	-	392	392	-	453	453
Investments in equity securities	-	987	-	987	-	-	-
Loans	153	-	-	153	151	-	151
Related parties	1,612	-	-	1,612	2,628	-	2,628
	1,765	**987**	**392**	**3,144**	**2,779**	**453**	**3,232**
Total of financial assets	**10,669**	**987**	**355**	**12,011**	**11,453**	**729**	**12,182**
Financial liabilities							
Current							
Suppliers and contractors	3,512	-	-	3,512	4,041	-	4,041
Derivative financial instruments	-	-	470	470	-	104	104
Loans and borrowings	1,003	-	-	1,003	1,703	-	1,703
Related parties	1,134	-	-	1,134	882	-	882
	5,649	**-**	**470**	**6,119**	**6,626**	**104**	**6,730**
Non-current							
Derivative financial instruments	-	-	344	344	-	686	686
Loans and borrowings	14,463	-	-	14,463	20,786	-	20,786
Related parties	960	-	-	960	975	-	975
Participative stockholders' debentures	-	-	1,407	1,407	-	1,233	1,233
	15,423	**-**	**1,751**	**17,174**	**21,761**	**1,919**	**23,680**
Total of financial liabilities	**21,072**	**-**	**2,221**	**23,293**	**28,387**	**2,023**	**30,410**

The classification of financial assets and liabilities by currencies are as follows:

						December 31, 2018
Financial assets	R$	US$	CAD	EUR	Others currencies	Total
Current						
Cash and cash equivalents	2,765	2,883	23	12	101	5,784
Financial investments	1	31	-	-	-	32
Derivative financial instruments	30	9	-	-	-	39
Accounts receivable	447	2,197	4	-	-	2,648
Related parties	-	364	-	-	-	364
	3,243	**5,484**	**27**	**12**	**101**	**8,867**
Non-current						
Derivative financial instruments	380	12	-	-	-	392
Investments in equity securities	-	987	-	-	-	987
Loans	5	148	-	-	-	153
Related parties	-	1,612	-	-	-	1,612
	385	**2,759**	**-**	**-**	**-**	**3,144**
Total of financial assets	**3,628**	**8,243**	**27**	**12**	**101**	**12,011**
Financial liabilities						
Current						
Suppliers and contractors	1,791	1,182	292	141	106	3,512
Derivative financial instruments	389	81	-	-	-	470
Loans and borrowings	532	410	25	36	-	1,003
Related parties	769	365	-	-	-	1,134
	3,481	**2,038**	**317**	**177**	**106**	**6,119**
Non-current						
Derivative financial instruments	321	23	-	-	-	344
Loans and borrowings	2,948	10,300	127	1,088	-	14,463
Related parties	65	895	-	-	-	960
Participative stockholders' debentures	1,407	-	-	-	-	1,407
	4,741	**11,218**	**127**	**1,088**	**-**	**17,174**
Total of financial liabilities	**8,222**	**13,256**	**444**	**1,265**	**106**	**23,293**

45

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

						December 31, 2017
Financial assets	R$	US$	CAD	EUR	Others currencies	Total
Current						
Cash and cash equivalents	1,790	2,395	48	11	84	4,328
Financial investments	1	17	-	-	-	18
Derivative financial instruments	60	46	-	-	-	106
Accounts receivable	246	2,334	6		14	2,600
Related parties	-	1,898	-	-	-	1,898
	2,097	6,690	54	11	98	8,950
Non-current						
Derivative financial instruments	384	69	-	-	-	453
Loans	5	146	-	-	-	151
Related parties	-	2,628	-	-	-	2,628
	389	2,843	-	-	-	3,232
Total of financial assets	2,486	9,533	54	11	98	12,182
Financial liabilities						
Current						
Suppliers and contractors	2,464	1,108	386	49	34	4,041
Derivative financial instruments	95	9	-	-	-	104
Loans and borrowings	768	880	18	37	-	1,703
Related parties	-	882	-	-	-	882
	3,327	2,879	404	86	34	6,730
Non-current						
Derivative financial instruments	638	48	-	-	-	686
Loans and borrowings	3,379	16,060	207	1,140	-	20,786
Related parties	78	897	-	-	-	975
Participative stockholders' debentures	1,233	-	-	-	-	1,233
	5,328	17,005	207	1,140	-	23,680
Total of financial liabilities	8,655	19,884	611	1,226	34	30,410

Accounting policy

The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest.

Financial instruments are measured at fair value through profit or loss unless certain conditions are met that permit measurement at fair value through other comprehensive income ("FVOCI") or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal.

Investments in equity instruments are measured at fair value through profit or loss unless they are eligible to be measured at FVOCI. The Company recognizes equity instruments and gains and losses are never being recycled to profit or loss.

Information about the Company's exposure to credit risk is set out in note 33.

All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Participative stockholders' debentures and Derivative financial instruments are measured at fair value through profit or loss.

46

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

24. Fair value estimate

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability. The financial assets and liabilities recorded at fair value are classified and disclosed in accordance with the following levels:

Level 1 – Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

a) Assets and liabilities measured and recognized at fair value:

			December 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets							
Financial investments	32	-	-	32	-	-	-
Derivative financial instruments	-	136	295	431	289	270	559
Accounts receivable	-	(108)	-	(108)	170	-	170
Investments in equity securities	987	-	-	987	-	-	-
Total	1,019	28	295	1,342	459	270	729
Financial liabilities							
Derivative financial instruments	-	636	178	814	581	209	790
Participative stockholders' debentures	-	1,407	-	1,407	1,233	-	1,233
Total	-	2,043	178	2,221	1,814	209	2,023

The Company changed its accounting estimate on the calculation of the participative stockholders' debentures from January 1, 2018. The Company has replaced in the calculation the assumption of spot price at the reporting date to the weighted average price traded on the market within the last month of the quarter.

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 in the year ended December 31, 2018.

The following table presents the changes in Level 3 assets and liabilities for the year ended December 31, 2018:

	Derivative financial instruments	
	Financial assets	Financial liabilities
Balance at December 31, 2017	270	209
Gain and losses recognized in income statement	25	(31)
Balance at December 31, 2018	295	178

Methods and valuation techniques

i) Derivative financial instruments

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates, detailed in the item "market curves" (note 34).

For the pricing of options, the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

47

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency. For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed. Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities. The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices. ii) Participative stockholders’ debentures - Consist of the debentures issued during the privatization process (note 13), for which fair values are measured based on the market approach. Reference prices are available on the secondary market. Critical accounting estimates and judgments The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year. An analysis of the impact if actual results are different from management's estimates is present on note 34 (sensitivity analysis). b) Fair value of financial instruments not measured at fair value The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated to level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flow basis using LIBOR future values and Vale’s bonds curve. The fair values and carrying amounts of loans and borrowings are as follows: Financial liabilities Balance Fair value Level 1 Level 2 15,228 16,262 10,686 5,576 Debt principal December 31, 2017 48 Debt principal21,95523,08814,9358,153 December 31, 2018

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

25. Derivative financial instruments

a) Derivatives effects on statement of financial position

				Assets
	December 31, 2018		December 31, 2017	
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting				
Foreign exchange and interest rate risk				
CDI & TJLP vs. US$ fixed and floating rate swap	9	-	38	-
IPCA swap	7	84	9	82
Eurobonds swap	-	4	-	27
Pré-dolar swap	19	1	22	32
	35	89	69	141
Commodities price risk				
Nickel	2	-	22	3
Bunker oil	1	-	15	-
	3	-	37	3
Others (note 34)	1	303	-	309
	1	303	-	309
Total	39	392	106	453

				Liabilities
	December 31, 2018		December 31, 2017	
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting				
Foreign exchange and interest rate risk				
CDI & TJLP vs. US$ fixed and floating rate swap	383	98	95	410
IPCA swap	35	47		41
Eurobonds swap	5	-	4	-
Pré-dolar swap	10	18	5	24
	433	163	104	475
Commodities price risk				
Nickel	8	2	-	-
Bunker oil	29	-	-	-
	37	2	-	-
Others (note 34)	-	179	-	211
	-	179	-	211
Total	470	344	104	686

b) Effects of derivatives on the income statement, cash flow and other comprehensive income

			Gain (loss) recognized in the income statement
			Year ended December 31
	2018	2017	2016
Derivatives not designated as hedge accounting			
Foreign exchange and interest rate risk			
CDI & TJLP vs. US$ fixed and floating rate swap	(206)	152	869
IPCA swap	(23)	43	78
Eurobonds swap	(27)	36	(19)
Euro forward	-	46	(46)
Pré-dolar swap	(23)	36	77
	(279)	313	959
Commodities price risk			
Nickel	(25)	30	(42)
Bunker oil	6	(80)	268
	(19)	(50)	226
Others	32	191	74
Derivatives designated as cash flow hedge accounting			
Foreign exchange	-	-	(3)
	-	-	(3)
Total	(266)	454	1,256

49

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

	Financial settlement inflows (outflows)		
	Year ended December 31		
	2018	2017	2016
Derivatives not designated as hedge accounting			
Foreign exchange and interest rate risk			
CDI & TJLP vs. US$ fixed and floating rate swap	(135)	(181)	(513)
IPCA swap	7	(20)	(25)
Eurobonds swap	(3)	(39)	(142)
Pré-dolar swap	10	(1)	(90)
	(121)	(241)	(770)
Commodities price risk			
Nickel	8	4	(30)
Bunker oil	49	(3)	(799)
	57	1	(829)
Others	(3)	-	-
Derivatives designated as cash flow hedge accounting			
Foreign exchange	-	-	(3)
	-	-	(3)
Total	(67)	(240)	(1,602)

	Gain (loss) recognized in other comprehensive income		
	Year ended December 31		
	2018	2017	2016
Derivatives designated as cash flow hedge accounting			
Foreign exchange	-	-	2
Total	-	-	2

The maturity dates of the derivative financial instruments are as follows:

	Last maturity dates
Currencies and interest rates	December 2027
Bunker oil	June 2019
Nickel	December 2020
Others	December 2027

c) Hedge in foreign operations

As at December 31, 2018 the carrying value of the debts designated as instrument hedge of the Company's investment in foreign operations (Vale International S.A. and Vale International Holding GmbH; hedging objects) are US$2,467 and EUR750, respectively. The foreign exchange losses of US$823 (US$543, net of taxes) and US$144 (US$95, net of taxes), were recognized for the year ended December 31, 2018 and 2017, respectively in the "Cumulative translation adjustments" in stockholders' equity. This hedge was highly effective throughout the year ended December 31, 2018.

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments.

At the beginning of the hedge operations, the Company documents the type of hedge, the relation between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company adopts the hedge accounting procedure and designates certain derivatives as shows below:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within "Unrealized fair value gain (losses)". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

50

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within "Cumulative translation adjustments". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

26. Provisions

	Current liabilities		Non-current liabilities	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Payroll, related charges and other remunerations	1,046	1,101	-	-
Onerous contracts	60	102	642	364
Environmental obligations (i)	100	30	202	79
Asset retirement obligations (note 27)	85	87	3,030	3,081
Provisions for litigation (note 28)	-	-	1,357	1,473
Employee postretirement obligations (note 29)	72	74	1,864	2,030
Provisions	1,363	1,394	7,095	7,027

(i) In 2018, the Company recognized an obligation in the amount of US$229 related to certain environmental obligation that became effective from the current year due to changes in the regulation in place.

27. Asset retirement obligations

Provision is made for expected costs for the closure of the mines and deactivation of the related mining assets. Changes in the provision for asset retirement obligations and long-term interest rates (per annum, used to discount these obligations to present value and to update the provisions) are as follows:

	December 31, 2018	December 31, 2017
Balance at beginning of the year	3,168	2,519
Present value valuation	15	70
Settlements	(259)	(60)
Revisions on cash flows estimates	461	620
Translation adjustment	(270)	96
Effect of discontinued operations		
Transfer to net assets held for sale	-	(77)
Balance at end of the year	3,115	3,168
Current	85	87
Non-current	3,030	3,081
	3,115	3,168
Long-term interest rates (per annum)		
Brazil	4.94%	5.34%
Canada	0.77%	0.57%
Other regions	1.33% - 8.59%	0.72% - 6.13%

Accounting policy

When the provision is recognized, the corresponding cost is capitalized as part of property, plant and equipment and it is depreciated over the useful life of the related mining asset, resulting in an expense recognized in the income statement.

The long-term liability is discounted at presented value using a long-term risk free discount rate applicable to the liability and the unwinds are recorded in the income statement and is reduced by payments for mine closure and decommissioning of mining assets.

The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

51

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

Critical accounting estimates and judgments

Judgment is required to determine key assumptions used on the asset retirement obligation measurement such as, interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significantly impact the recorded provision. Therefore, the estimated costs for closure of the mining assets are deemed to be a critical accounting estimate. These estimates are annually reviewed.

28. Litigation

a) Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company's legal consultants.

Changes in provision for litigation are as follows:

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2016	**214**	**84**	**534**	**7**	**839**
Additions and reversals, net	22	17	126	4	169
Payments	(117)	(3)	(105)	-	(225)
Indexation and interest	10	35	37	(1)	81
Translation adjustment	(10)	(2)	(10)	-	(22)
Merger of Valepar (note 30) (i)	631	-	-	-	631
Balance at December 31, 2017	**750**	**131**	**582**	**10**	**1,473**
Additions and reversals, net	17	65	106	(3)	185
Payments	(5)	(23)	(116)	(2)	(146)
Additions - discontinued operations	21	1	16	-	38
Indexation and interest	23	17	(7)	(1)	32
Translation adjustment	(114)	(25)	(85)	(1)	(225)
Balance at December 31, 2018	**692**	**166**	**496**	**3**	**1,357**

(i) refers to litigations of PIS/COFINS of interest on capital.

i. Provisions for labor litigation - Consist of lawsuits filed by employees and service suppliers, related to employment relationships mainly in Brazil. The relevant claims are related to payment for overtime work, commuting time, and health and safety conditions. Also the Brazilian national social security institute ("INSS") contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

b) Contingent liabilities

Contingent liabilities are administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice. The contingent liabilities are as follows:

	December 31, 2018	December 31, 2017
Tax litigation	8,641	8,840
Civil litigation	1,957	1,623
Labor litigation	1,475	1,952
Environmental litigation	1,051	2,190
Total	**13,124**	**14,605**

i - Tax litigation - Our most significant tax-related contingent liabilities result from disputes related to (i) the deductibility of our payments of social security contributions on the net income ("CSLL") from our taxable income, (ii) challenges of certain tax credits we deducted from our PIS and COFINS payments, (iii) assessments of CFEM ("royalties"), and (iv) charges of value-added tax on services and circulation of goods ("ICMS"), especially relating to certain tax credits we claimed from the sale and transmission of energy, ICMS charges to anticipate the payment in the entrance of goods to Pará State and ICMS/penalty charges on our own transportation. The changes reported in the period resulted, mainly, from the exclusion of the tax cases related to IPI, PIS and COFINS (isolated fine), IRPJ and ICMS (PRCT) and due to the new proceedings related to IRPJ, CSLL, ICMS, ISS and IPTU and the application interest and inflation adjustments to the disputed amounts.

52

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

ii - Civil litigation - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims are related to contractual disputes regarding inflation index. The changes reported in the period resulted, mainly from reviewing the process related to commercial divergences of supply contracts.

iii - Labor litigation - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, commuting time or health and safety conditions; and the Brazilian national social security institute ("INSS") regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c) Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	December 31, 2018	December 31, 2017
Tax litigation	1,069	1,201
Civil litigation	60	60
Labor litigation	555	712
Environmental litigation	32	13
Total	**1,716**	**1,986**

Beside the deposits already made, the Company has bank guarantees for judicial deposits in the amount of US$1.5 billion. The annual cost of these guarantees is 1.5% and it is recognized as "financial expenses".

d) Contingencies related to Samarco accident

Given the status of the contingencies related to Samarco accident, it is not possible to provide a range of possible outcomes or a reliable estimate of potential losses for Vale S.A. Consequently, no contingent liability has been quantified and no provision was recognized.

(i) Public civil claim filed by the Federal Government and others and Public civil claim filed by Federal Prosecution Office ("MPF")

In 2016, the federal government, the Brazilian states of Espírito Santo and Minas Gerais and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, with an estimated value indicated by the plaintiffs of US$5.2 billion (R$20.2 billion). In the same year, MPF filed a public civil action against Samarco and its shareholders and presented several claims, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by MPF is US$40 billion (R$155 billion).

In 2018, the parties entered into an agreement ("Term of Adjustment of Conduct"), which was determined, in summary, (i) the complete extinction of the public civil claim of US$5.2 billion (R$20.2 billion) filed by the Federal Government and others; and (ii) the partial extinction of the public civil claim of US$40 billion (R$155 billion) filed by MPF. In relation to the public civil claim of US$40 billion (R$155 billion), the parties continue to negotiate for the termination of some of their requests, as well as other lawsuits whose objects have already been included in the Term of Adjustment of Conduct.

(ii) United States class action lawsuits

Samarco and its shareholders were named as defendants in securities class action lawsuits in the Federal Court in New York, related to disclosures of risks of the operations of Samarco and others. The plaintiffs have not specified an amount of alleged damages in these actions.

(iii) Criminal lawsuit

In 2016, the MPF brought a criminal lawsuit against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for the consequences related to Fundão dam failure. All prosecution witnesses residing in Brazil have been heard. Currently, the criminal lawsuit awaits for a position from Judiciary and all hearings related to this action are suspended.

53

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat e) Contingent assets In 2015, the Company filed an enforceable action in the amount of US$135 (R$524 million) referring to the final court decision in favor of the Company of the accrued interest of compulsory deposits from 1987 to 1993. Currently it is not possible to estimate the economic benefit inflow as there is a pending judicial decision. Consequently, the asset was not recognized in the financial statements. In March 2017, the Federal Supreme Court (STF) decided that the ICMS shall not be included in PIS and COFINS tax basis. The related decision is not final because is still pending the judgment of an appeal from the Federal Government. Vale has been discussing this issue in two judicial proceedings, which are covered by taxable events occurred since December 2001. In one of them, Vale reached a favorable final judicial decision on March 18, 2019. In the other case, the Company is awaiting the application of the STF decision by Federal Regional Court of the 2nd Region. The asset was not recognized in the financial statements and the effects of the favorable final judicial decision on March 18, 2019 will be evaluated by the Company. Accounting policy A provision is recognized when it is considered probable that an outflow of resources will be required to settle the obligation and can be reliably estimated. The liability is accounted against an expense in the income statement. This obligation is updated based on the developments of the judicial process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled. Critical accounting estimates and judgments By nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events. 29. Employee benefits a) Employee postretirements obligations In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows: Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - Certain Company’s employees are participants of Vale Mais and Valiaprev plans with components of defined benefits (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefit plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2018 and 2017. Defined benefit plan (“Plano BD”) - The Plano BD has been closed to new entrants since the year 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2018 and 2017 and the contributions made by the Company are not relevant. Complementary Allowance (“Abono complementação”) benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments plus post-retirement benefits that covers medical, dental and pharmaceutical assistance. The contributions made by the Company finished in 2014. The complementary allowance benefit was overfunded as at December 31, 2018 and 2017. 54

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the complementary allowance benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2018 and 2017.

The Foreign plans are managed in accordance with their region. They are divided between plans in Canada, United States of America, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans are underfunded as at December 31, 2018 and 2017.
Employers' disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Change in benefit obligation

	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as at December 31, 2016	**3,343**	**4,045**	**1,296**
Service costs	7	86	30
Interest costs	360	183	67
Benefits paid	(326)	(275)	(65)
Participant contributions	-	(12)	-
Effect of changes in the actuarial assumptions	64	167	11
Translation adjustment	(51)	276	71
Benefit obligation as at December 31, 2017	**3,397**	**4,470**	**1,410**
Service costs	5	101	36
Interest costs	282	158	59
Benefits paid	(296)	(272)	(60)
Participant contributions	-	(11)	-
Effect of changes in the actuarial assumptions	679	(164)	(32)
Translation adjustment	(490)	(353)	(133)
Benefit obligation as at December 31, 2018	**3,577**	**3,929**	**1,280**

i. Evolution of assets fair value

	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2016	**4,694**	**3,419**	**-**
Interest income	513	151	-
Employer contributions	45	65	65
Participant contributions	-	(12)	-
Benefits paid	(326)	(275)	(65)
Return on plan assets (excluding interest income)	(21)	174	-
Translation adjustment	(77)	254	-
Fair value of plan assets as at December 31, 2017	**4,828**	**3,776**	**-**
Interest income	406	127	-
Employer contributions	35	49	60
Participant contributions	2	-	-
Benefits paid	(296)	(247)	(60)
Return on plan assets (excluding interest income)	479	(145)	-
Translation adjustment	(717)	(287)	-
Fair value of plan assets as at December 31, 2018	**4,737**	**3,273**	**-**

55

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

Plans in Brazil

	December 31, 2018			December 31, 2017		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	**1,431**	-	-	**1,351**	-	-
Interest income	124	-	-	152	-	-
Changes on asset ceiling	(172)	-	-	(45)	-	-
Translation adjustment	(223)	-	-	(27)	-	-
Balance at end of the year	**1,160**	-	-	**1,431**	-	-
Amount recognized in the statement of financial position						
Present value of actuarial liabilities	(3,577)	(334)	(249)	(3,397)	(401)	(258)
Fair value of assets	4,737	162	-	4,828	239	-
Effect of the asset ceiling	(1,160)	-	-	(1,431)	-	-
Liabilities	-	**(172)**	**(249)**	-	**(162)**	**(258)**
Current liabilities	-	(4)	(19)	-	-	(22)
Non-current liabilities	-	(168)	(230)	-	(162)	(236)
Liabilities	-	**(172)**	**(249)**	-	**(162)**	**(258)**

Foreign plan

	December 31, 2018			December 31, 2017		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position						
Present value of actuarial liabilities	-	(3,595)	(1,031)	-	(4,069)	(1,152)
Fair value of assets	-	3,111	-	-	3,537	-
Liabilities	-	**(484)**	**(1,031)**	-	**(532)**	**(1,152)**
Current liabilities	-	(16)	(33)	-	(16)	(36)
Non-current liabilities	-	(468)	(998)	-	(516)	(1,116)
Liabilities	-	**(484)**	**(1,031)**	-	**(532)**	**(1,152)**

Total

	December 31, 2018			December 31, 2017		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	**1,431**	-	-	**1,351**	-	-
Interest income	124	-	-	152	-	-
Changes on asset ceiling	(172)	-	-	(45)	-	-
Translation adjustment	(223)	-	-	(27)	-	-
Balance at end of the year	**1,160**	-	-	**1,431**	-	-
Amount recognized in the statement of financial position						
Present value of actuarial liabilities	(3,577)	(3,929)	(1,280)	(3,397)	(4,470)	(1,410)
Fair value of assets	4,737	3,273	-	4,828	3,776	-
Effect of the asset ceiling	(1,160)	-	-	(1,431)	-	-
Liabilities	-	**(656)**	**(1,280)**	-	**(694)**	**(1,410)**
Current liabilities	-	(20)	(52)	-	(16)	(58)
Non-current liabilities	-	(636)	(1,228)	-	(678)	(1,352)
Liabilities	-	**(656)**	**(1,280)**	-	**(694)**	**(1,410)**

56

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat iv. Costs recognized in the income statement Year ended December 31 Overfunded Underfunded Overfunded Underfunded Overfunded Underfunded pension plans pensionOther plans benefits pension plans pensionOther plans benefits pension plans pensionOther plans benefits Interest on expense on liabilities 282 158 59 360 183 67 362 175 66 Interest expense on effect of (asset ceiling)/ onerous liability 124 - - 152 - - 156 - - v. Costs recognized in the statement of comprehensive income Year ended December 31 Overfunded Underfunded Overfunded Underfunded Overfunded Underfunded pension plans pension plans Other benefits pension plans pension plans Other benefits pension plans pension plans Other benefits Effect of changes actuarial assumptions (679) 172 32 (65) (167) (27) (271) (117) (75) Change of asset ceiling 172 - - 47 - - (36) - - (29) 28 31 (21) - (41) (26) (11) (75) Others comprehensive income (19) 21 23 (14) (3) (29) (17) 5 (58) Transfers/ disposal (7) (4) 28 - (1) (1) - - - vi. Risks related to plans The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is achieved by conducting audits and assessments of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow: Legal - lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisions. Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considering the impact of regulatory changes. Actuarial - the annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considers the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other). Market - profitability projections are performed for the various plans and profiles of investments for 10 years in the management study of assets and liabilities. These projections include the risks of investments in various market segments. Furthermore, the risks for short-term market of the plans are monitored monthly through metrics of VaR (Value at Risk) and stress testing. For exclusive investment funds of Valia, the market risk is measured daily by the custodian asset bank. Credit - assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies, the assessment is conducted by monitoring of the company until the maturity of the security. 57 Accumulated other comprehensive income (166) (468) (128) (163) (496) (189) (153) (496) (160) Translation adjustments 23 11 10 4 4 1 (23) (6) (7) Deferred income tax 10 (7) (8) 7 (3) 12 9 16 17 Others (1) - (1) (3) - (14) - 35 - Return on plan assets (excluding interest income) 479 (144) - - 167 - 281 71 - Balance at beginning of the year (163) (496) (189) (153) (496) (160) (113) (495) (95) 2018 2017 2016 Total of cost, net 5 132 95 6 118 97 16 100 50 Interest income on plan assets (406) (127) - (513) (151) - (512) (151) - Service cost 5 101 36 7 86 30 10 76 (16) 2018 2017 2016

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

vii. Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the trend of social security in Brazil ("INSS") benefits, mortality and disability.

The economic and actuarial assumptions adopted have been taken considering the maturity dates and therefore, in the short term they would not realize.

The following assumptions were adopted in the assessment:

						Brazil
	December 31, 2018			December 31, 2017		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	8.86% - 9.10%	9.10%	9.05% - 9.29%	9.74% - 9.85%	9.84%	9.74% - 9.91%
Nominal average rate to determine expense/income	8.86% - 9.10%	9.10%	N/A	9.74% - 9.85%	9.84%	N/A
Nominal average rate of salary increase	4.00% - 6.08%	6.08%	N/A	4.25% - 6.34%	4.25% - 6.34%	N/A
Nominal average rate of benefit increase	4.00%	6.08%	N/A	4.85%	4.85%	N/A
Immediate health care cost trend rate	N/A	N/A	7.12%	N/A	N/A	7.38%
Ultimate health care cost trend rate	N/A	N/A	7.12%	N/A	N/A	7.38%
Nominal average rate of price inflation	4.00%	4.00%	4.00%	4.25%	4.25%	4.25%

				Foreign
	December 31, 2018		December 31, 2017	
	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	3.56%	3.66%	3.26%	3.44%
Nominal average rate to determine expense/income	3.26%	N/A	3.84%	N/A
Nominal average rate of salary increase	3.20%	N/A	3.27%	N/A
Nominal average rate of benefit increase	N/A	3.00%	N/A	3.00%
Immediate health care cost trend rate	N/A	5.90%	N/A	5.99%
Ultimate health care cost trend rate	N/A	4.56%	N/A	4.56%
Nominal average rate of price inflation	2.10%	2.10%	2.10%	2.10%

For the sensitivity analysis, the Company considers the effect of 1% in nominal discount rate to determine the actuarial liability. The effects of this variation on the actuarial liability, the assumption adopted the average duration of the plan are as follows:

			December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase			
Actuarial liability balance	3,310	3,459	1,114
Assumptions made	9.98%	5.03%	5.42%
Nominal discount rate - 1% reduction			
Actuarial liability balance	3,891	4,471	1,488
Assumptions made	8.98%	3.03%	3.42%

viii. Assets of pension plans

Brazilian plan assets as at December 31, 2018 and 2017 include respectively (i) investments in a portfolio of Vale's stock and other instruments in the amount of US$13 and US$37 and (ii) Brazilian Federal Government securities in the amount of US$4,199 and US$4,617.

Foreign plan assets as at December 31, 2018 and 2017 include Canadian Government securities in the amount of US$674 and US$864, respectively.

58

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

ix. Overfunded pension plans

Assets by category are as follows:

	December 31, 2018				December 31, 2017			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities - Corporate	-	47	-	47	-	72	-	72
Debt securities - Government	2,447	-	-	2,447	2,757	-	-	2,757
Investments funds - Fixed Income	2,441	-	-	2,441	2,515	-	-	2,515
Investments funds - Equity	450	-	-	450	531	-	-	531
International investments	25	-	-	25	24	-	-	24
Structured investments - Private Equity funds	-	-	159	159	-	-	196	196
Structured investments - Real estate funds	-	-	15	15	-	-	15	15
Real estate	-	-	339	339	-	-	365	365
Loans to participants	-	-	160	160	-	-	224	224
Total	5,363	47	673	6,083	5,827	72	800	6,699
Funds not related to risk plans (i)				(1,346)				(1,871)
Fair value of plan assets at end of year				4,737				4,828

(i) Financial investments not related to coverage of overfunded pension plans

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2016	140	10	370	260	780
Return on plan assets	37	(2)	4	29	68
Assets purchases	31	8	13	75	127
Assets sold during the year	(8)	-	(17)	(137)	(162)
Translation adjustment	(4)	(1)	(5)	(3)	(13)
Balance as at December 31, 2017	196	15	365	224	800
Return on plan assets	15	-	39	25	79
Assets purchases	2	2	7	233	-
Assets sold during the year	(26)	-	(16)	(292)	(334)
Translation adjustment	(28)	(2)	(56)	(30)	(116)
Balance as at December 31, 2018	159	15	339	160	673

x. Underfunded pension plans

Assets by category are as follows:

	December 31, 2018				December 31, 2017			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	3	18	-	21	4	28	-	32
Equity securities	1,186	2	-	1,188	1,364	3	-	1,367
Debt securities - Corporate	-	374	-	374	-	338	-	338
Debt securities - Government	116	680	-	796	141	801	-	942
Investments funds - Fixed Income	42	296	-	338	159	-	-	159
Investments funds - Equity	-	124	-	124	8	392	-	400
Structured investments - Private Equity funds	-	-	213	213	97	-	197	294
Real estate	-	-	51	51	-	-	44	44
Loans to participants	-	-	3	3	-	-	5	5
Others	-	-	165	165	-	-	195	195
Total	1,347	1,494	432	3,273	1,773	1,562	441	3,776

59

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate	Loans to participants	Others	Total
Balance as at December 31, 2016	**187**	**24**	**6**	**173**	**390**
Return on plan assets	8	1	-	10	19
Assets purchases	13	17	-	-	30
Assets sold during the year	(18)	(1)	-	-	(19)
Translation adjustment	7	3	(1)	12	21
Balance as at December 31, 2017	**197**	**44**	**5**	**195**	**441**
Return on plan assets	32	3	-	(15)	20
Assets purchases	22	18	-	-	40
Assets sold during the year	(22)	(10)	(1)	-	(33)
Translation adjustment	(16)	(4)	(1)	(15)	(36)
Balance as at December 31, 2018	**213**	**51**	**3**	**165**	**432**

xi. Disbursement of future cash flow

Vale expects to disburse US$125 in 2019 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

			December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits
2019	259	222	61
2020	268	223	63
2021	276	223	65
2022	284	223	67
2023	291	224	69
2024 and thereafter	1,543	1,116	369

b) Profit sharing program ("PLR")

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program US$503, US$780 and US$331 for the years ended December 31, 2018, 2017 and 2016, respectively.

c) Long-term compensation plan

For the long-term awarding of eligible executives, the Company compensation plans include Matching Program and Performance Share Unit Program - PSU, with three to four years-vesting cycles, respectively, with the aim of encouraging employee's retention and stimulating their performance.

For the Matching program, the participants can acquire Vale's common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the shares initially purchased by the executives have no restriction and can be sold at any time. However, if it's done before the end of the three-year-vesting period, they lose the entitlement of receiving the related award paid by Vale.

For PSU program, the eligible executives have the opportunity to receive during a four year-vesting cycle, an award equivalent to the market value of a determined number of common shares and conditioned to Vale's performance factor measured as an indicator of total return to the shareholders (TSR). This award is paid in cash and can occur in cumulative installments of 20% (at the end of 2nd year), 30% (at the end of 3rd year) and 50% (at the end of 4th year), conditioned to the performance factor of each year.

Liabilities of the plans are measured at fair value at every reporting period, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three or four years. For the years ended December 31, 2018, 2017 and 2016 the Company recognized in the income statement the amounts of US$95, US$65 and US$37, respectively, related to long-term compensation plan.

60

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat Accounting policy Employee benefits i. Current benefits – wages, vacations and related taxes Payments of benefits such as wages or accrued vacation, as well as the related social security taxes over those benefits are recognized monthly in income, on an accruals basis. ii. Current benefits – profit sharing program The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee. iii. Non-current benefits – long-term incentive programs The Company has established a procedure for awarding certain eligible executives (Matching and Virtual Shares Programs) with the goal of encouraging employee retention and optimum performance. Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the vesting period as defined. iv. Non-current benefits – pension costs and other post-retirement benefits The Company has several retirement plans for its employees. For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in these plans. For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year. For overfunded plans, the Company does not recognize any assets or benefits in the statement of financial position or income statement until such time as the use of the surplus is clearly defined. For underfunded plans, the Company recognizes actuarial liabilities and results arising from the actuarial valuation. Critical accounting estimates and judgments Post-retirement benefits for employees - The amounts recognized and disclosed depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized. At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations. 61

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

30. Stockholders' equity

a) Share capital

As at December 31, 2018, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value.

			December 31, 2018
Stockholders	ON	PNE	Total
Litel Participações S.A. and Litela Participações S.A.	1,075,773,534	-	1,075,773,534
BNDES Participações S.A.	342,484,176	-	342,484,176
Bradespar S.A.	296,009,366	-	296,009,366
Mitsui & Co., Ltd	286,347,055	-	286,347,055
Foreign investors - ADRs	1,211,272,764	-	1,211,272,764
Foreign institutional investors in local market	1,235,808,225	-	1,235,808,225
FMP - FGTS	54,638,358	-	54,638,358
PIBB - Fund	2,300,038	-	2,300,038
Institutional investors	332,021,902	-	332,021,902
Retail investors in Brazil	289,602,980	-	289,602,980
Brazilian Government (Golden Share)	-	12	12
Outstanding shares	**5,126,258,398**	**12**	**5,126,258,410**
Shares in treasury	158,216,372	-	158,216,372
Total issued shares	**5,284,474,770**	**12**	**5,284,474,782**
Share capital per class of shares (in millions)	**61,614**	-	**61,614**
Total authorized shares	**7,000,000,000**	-	**7,000,000,000**

The Board of Directors may, regardless of changes to by-laws, issue new common shares (up to the total authorized shares), including the capitalization of profits and reserves to the extent authorized.

The Company repurchases its shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders' equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with determined terms and number of shares.

Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders' equity as a deduction from the amount raised, net of taxes.

b) Share buyback program

The Company concluded in November 2018, share buyback program for Vale's common shares and their respective ADSs approved by the Board of Directors on July 25, 2018, and repurchased a total of 71,173,683 common shares, at an average price of US$14.05 per share, for a total aggregate purchase price of US$1,000. The shares were acquired in the stock market based on regular trading conditions. The shares acquired are held in treasury for future sale or cancellation.

c) Remuneration to the Company's stockholders

The Company's by-laws determine the minimum remuneration to stockholders of 25% of net income, after appropriations to legal reserve and tax incentive reserve, as follows:

	2018
Net income of the year	6,860
Appropriation to legal reserve	(343)
Appropriation to tax incentive reserve	(401)
Net income after appropriations to legal reserve and tax incentive reserve	6,116
Minimum mandatory remuneration (i)	1,529
Stockholders' remuneration paid in September, 2018	(2,054)
Appropriation to investments reserve	(4,062)

(i) Due to the Brazilian legislation, the Company must retain and collect the amount of withholding tax (15%) and cannot be considered when charging the interest on capital to the mandatory dividend, the minimum mandatory remuneration before tax is US$1,799 based on the interest on capital.

62

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

The Company approved in March, 2018, the new policy of stockholders' remuneration of the Company, approved in March 2018, which provides for a semi-annual payment of 30% of Adjusted EBITDA less sustaining capital. In September, 2018, the Company paid stockholders' remuneration in the amount of US$1,876 (US$0.360951164 per share), US$1,659 based on the interest on capital and US$217 based on dividends, for the first half of 2018 approved by Board of Directors on July 25, 2018. This payment comprises the minimum mandatory remuneration for the year ended December 31, 2018.

Following the Brumadinho dam failure (as described on note 3), Vale has determined the suspension of the Shareholder Remuneration Policy and any other deliberation on shares buyback.

The remuneration paid to stockholders based on the on interest on capital and dividends during 2018 and 2017 amounted US$3,313 (US$0.636637439 per share) and US$1,456 (US$0.282400343 per share), respectively.

d) Profit reserves

The amount of profit reserves is distributed as follows:

	Legal reserve	Tax incentive reserve	Investments reserve	Additional remuneration reserve	Total of profit reserves
Balance as at December 31, 2016	**1,384**	**377**	**1,808**	**634**	**4,203**
Allocation of income	275	216	3,541	-	4,032
Dividends and interest on capital of Vale's stockholders	-	-	-	(658)	(658)
Translation adjustment	(29)	(13)	(140)	24	(158)
Balance as at December 31, 2017	**1,630**	**580**	**5,209**	-	**7,419**
Allocation of income	343	401	4,062	-	4,806
Translation adjustment	(251)	(99)	(907)	-	(1,257)
Balance as at December 31, 2018	**1,722**	**882**	**8,364**	-	**10,968**

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

Investment reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company's operations and to retain budgeted capital for investments. Based on the Company's by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital. The remaining balance over 50% of the annual distributable net income is retained based on the capital investments budget submitted for approval in the Stockholders' Meeting, pursuant to article 196 of the Law 6,404.

Additional remuneration reserve - Arises from the remuneration proposed by Management that exceeds the mandatory minimum remuneration of 25% of the adjusted net income.

63

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

e) Unrealized fair value gain (losses)

	Retirement benefit obligations	Fair value adjustment to investment in equity securities	Conversion shares	Total gain (losses)
Balance as at December 31, 2016	(809)	-	(338)	(1,147)
Other comprehensive income	(46)	-	-	(46)
Translation adjustment	10	-	-	10
Balance as at December 31, 2017	(845)	-	(338)	(1,183)
Other comprehensive income	41	60	-	101
Translation adjustment	49	-	-	49
Balance as at December 31, 2018	(755)	60	(338)	(1,033)

f) Vale's corporate governance restructuring in 2017

At the General Extraordinary Stockholders' Meeting, held on June 27, 2017, stockholders approved the corporate restructuring of the Company proposed by Valepar S.A. (former controlling stockholder). The corporate restructuring was based on (i) conversion of Vale class "A" preferred shares into common shares; (ii) amendment of Vale's by-laws, so as to adjust to Novo Mercado rules; and (iii) the merger of Valepar S.A. into Vale.

(i) Conversion of preferred shares and merger of Valepar S.A.

At the General Extraordinary Stockholders' Meeting, held on June 27, 2017, stockholders approved the voluntary conversion of Vale class "A" preferred shares into common shares ("ON"), based on the conversion rate of 0.9342 common shares for each Vale class "A" preferred share.

On August 11, 2017, the voluntary conversion period expired and an aggregate of 1,660,581,830 preferred shares (excluding treasury shares), corresponding to 84.4% of the total outstanding preferred shares, were converted into common shares.

At the Extraordinary Stockholders' Meeting of Valepar S.A, held on August 14, 2017, stockholders approved the merger of Valepar with and into Vale. Thereafter, Valepar ceases to exist and, as consequence, its stockholders hold direct interests in Vale, through the 1.2065 Vale common shares received for each Valepar share held by them. As a result, Vale issued 173,543,667 new common shares to Valepar's stockholders, all registered and without par value.

On August 14, 2017, the merger was accounted in Vale's stockholders' equity as capital reserve, based on the accounting appraisal report of Valepar's net assets, amounting to US$1,158.

The impacts arising from the merger in the Company's assets and liabilities are as follows:

	August 14, 2017
Current assets	24
Judicial deposits	951
Intangible	964
Current liabilities	20
Provisions for litigation	631
Taxes payable	130
Net assets	1,158

At the Extraordinary Stockholders' Meeting and at the Special Stockholders' Meeting, held on October 18, 2017, preferred stockholders approved the conversion of all Class "A" preferred shares into common shares of the Company, in the proportion of 0.9342 common share for each class "A" preferred share. During the period from October 20, 2017 until November 21, 2017, inclusive, the stockholders holding Vale's Class "A" preferred shares dissenting with regard to the resolution of the Special Meeting, had the right to withdraw from the Company, receiving R$24.26 per share which is the equivalent of Vale stockholders' equity per share at December 31, 2016. At the end of this period, 10,397 common shares were converted into treasury shares (corresponding to 11,130 preferred shares).

64

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

At the Extraordinary Stockholders' Meeting held on December 21, 2017 stockholders' approved the migration of the Company to the special listing segment of B3 S.A. ("Novo Mercado"), following the conversion of the class "A" preferred shares into common shares.

The stockholders' equity corresponds to 5,284,474,770 common shares and 12 preferred shares special class ("PNE" or "Golden shares"), and there were no changes in the amount of share capital.

	Share position before conversion	Conversion of the preferred shares	Issue of new shares	Share position after conversion
Shares outstanding				
ON	3,185,653,000	1,838,235,414	173,543,667	5,197,432,081
PNA/PNE	1,967,721,926	(1,967,721,914)	-	12
	5,153,374,926	**(129,486,500)**	**173,543,667**	**5,197,432,093**
Shares in treasury				
ON	31,535,402	55,507,287	-	87,042,689
PNA	59,405,792	(59,405,792)	-	-
Total issued shares	**5,244,316,120**	**(133,385,005)**	**173,543,667**	**5,284,474,782**

g) Shareholders Agreement

On the date of the merger of Valepar into Vale, August 14, 2017, the former Controlling Shareholders of Valepar executed a new shareholders' agreement ("Vale Agreement") that binds only 20% of the totality of Vale's common shares issued by Vale, and will be in force until November 9, 2020, with no provision for renewal.

For 6 months from the date of entry into force of the Vale Agreement, the Shareholders will be obligated not to transfer, by any means, either directly or indirectly, Vale shares they receive as a result of the implementation of the Proposal ("Lock-Up"), except for (i) the transfer of Vale's shares by the Shareholders to their affiliates and their current shareholders, provided that such transferred shares shall remain subject to the Lock-Up, and (ii) the transfer of shares held by the Shareholders prior to the merger of Valepar.

Accounting policy

Stockholder's remuneration - The stockholder's remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by stockholders.

The Company is permitted to distribute interest attributable to stockholders' equity. The calculation is based on the stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate ("TJLP") determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders' equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from stockholders' equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

65

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat
VALE

31. Related parties

The Company's related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a) Transactions with related parties

				Year ended December 31
				2018
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	352	309	207	868
Cost and operating expenses	(2,269)	(39)	-	(2,308)
Financial result	115	-	(115)	-

				Year ended December 31
				2017
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	399	337	146	882
Cost and operating expenses	(1,943)	(29)	(29)	(2,001)
Financial result	118	(14)	(819)	(715)

				Year ended December 31
				2016
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	166	345	141	652
Cost and operating expenses	(916)	(51)	(37)	(1,004)
Financial result	(29)	1	(882)	(910)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relate to the operational leases of the pelletizing plants.

b) Outstanding balances with related parties

	December 31, 2018				December 31, 2017			
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Assets								
Cash and cash equivalents	-	-	1,256	1,256	-	-	817	817
Accounts receivable	110	42	3	155	73	55	3	131
Dividends receivable	132	-	-	132	112	14	-	126
Loans	1,976	-	-	1,976	4,526	-	-	4,526
Derivatives financial instruments	-	-	297	297	-	-	284	284
Other assets	25	-	-	25	17	-	-	17
Liabilities								
Supplier and contractors	221	21	24	266	192	35	201	428
Loans	-	1,325	2,650	3,975	-	1,245	4,508	5,753
Derivatives financial instruments	-	-	112	112	-	-	109	109
Other liabilities	769	-	-	769	612	-	16	628

66

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

Major stockholders

Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling "shareholders' agreement".

Coal segment transactions

In March 2018, Nacala BV, a joint venture between Vale and Mitsui on the Nacala's logistic corridor, closed the project financing and repaid a portion of the shareholders' loans from Vale, in the amount of US$2,572. The outstanding receivable of US$1,976 carries interest at 7.44% p.a.

The loan from associates mainly relates to the loan from Pangea Emirates Ltd, part of the group of shareholders which owns 15% interest on Vale Moçambique which carries interest at 6.54% p.a.

c) The key management personnel remuneration

	Year ended December 31		
	2018	2017	2016
Short-term benefits			
Wages	8	10	8
Direct and indirect benefits	11	10	4
Profit sharing program ("PLR")	10	8	-
	29	28	12
Long-term benefits			
Shares based	3	5	1
Severance	20	19	5
	52	52	18

The amounts described above include the Board of Directors and the Executive Officers.

67

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

32. Commitments

a) Contractual obligations

The table below presents the annual minimum future payments, which are required and non-cancelable, related to contractual obligations of the Company as of December 31.

	2019	2020	2021	2022	2023 and thereafter	Total
Operating lease	250	201	189	166	1,692	2,498
Purchase obligations	2,677	1,445	548	463	2,194	7,327
Total minimum payments required	2,927	1,646	737	629	3,886	9,825

Operating lease - The Company has operating lease agreements in place with third parties related to port structures and port operations, transportation services, energy plants and property leases for its operational facilities.

Vale also has long-term agreements for the exploration and processing of iron ore with its joint ventures, such as the agreements to lease pelletizing plants in Brazil. The leases have varying terms and on renewal, the terms of the leases are renegotiated. The minimum future payments have been calculated considering the non-cancellable period of the lease agreements.

The total amount of operational leasing expenses for the year ended on December 31, 2018, 2017 and 2016 were US$1,044, US$805 and US$532, respectively.

Purchase obligations - Mainly relate to agreements for the acquisition of fuel, energy and the acquisition of raw materials and services.

b) Guarantees provided

As of December 31, 2018, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. were US$331 and US$1,404, respectively.

The net book value of property, plant and equipment pledged to secure judicial claims on December 31, 2018 and 2017 were US$6 and US$15, respectively.

c) Nickel Operations – Indonesia

The Company´s subsidiary PT Vale Indonesia Tbk ("PTVI"), a public company in Indonesia, has an agreement in place with the Government of Indonesia to operate its mining licenses which includes a commitment to divest an additional 20% of PTVI's shares to Indonesian participants by October 2019 (approximately 20% of PTVI's shares are already registered on the Indonesian Stock Exchange). The existing major shareholders, Vale Canada and Sumitomo Metal Mining, Co., Ltd., will comply with the divestment obligation on a pro rata basis.

68

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat 33. Risk management Vale considers that an effective risk management is key to achieve the Company’s objectives and to ensure people and environmental safety, financial stability and flexibility of the Company as well as the going concern of its business. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks that the company is exposed to, considering not only the risks generated by variables traded in financial markets (market risk) and those ari sing from liquidity risk, but also risk from counterparties obligations (credit risk); those that are related to governance, business m odel and external environment (strategic risks); risks relating to inadequate or failed internal processes, people, health, safety, environmental and social (operational risk); information security (cybernetic risk) and internal and external compliance (compliance risk). a) Corporate risk management policy The Board of Directors established a corporate risk management policy defining principles and guidelines applicable to this process in the company and the corresponding governance structure based on the lines of defense model. This policy determines that the first line of defense, that is, the owners of the control activi ties related to the identified risks and testing assignees of the business units, projects, administrative and support are direct responsible for identifying, assessi ng, remediating, monitoring and managing risk events under an integrated approach. The Executive Risk Management Committee is the main body of the risk management structure, and is responsible to provide recommendations regarding Vale’s Risk Management System and to support the Executive Board on the risk monitoring activities and with the related deliberations needed on its corporate management. The Executive Board is in-charge for the approval of the policy deployment into rules and responsibilities directed to management and control of risks through issuing of internal normative documents. Internal normative documents related risk management complement the corporate risk management policy and define practices, processes, controls, roles and assignments. b) Liquidity risk management The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints. See note 21 "Loans, borrowings and cash and cash equivalents" for details on the Company's liquidity risk. c) Credit risk management Vale’s exposure to credit risk arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. Our credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our risk at an acceptable level. (i) Commercial credit risk management See note 10 "Accounts receivable" for details on commercial credit risk. (ii) Treasury credit risk management To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom the Company has credit exposure. Furthermore, the Company controls the portfolio diversification and monitors different indicators of solvency and liquidity of the different counterparties that were approved for trading. 69

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat d) Market risk management Vale is exposed to several market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process regarding the risk management strategy, that may incorporate financial instruments, including derivatives. The portfolio of these financial instruments is monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow. Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed to are: • Foreign exchange and interest rates; • Product prices and input costs. Foreign exchange and interest rate risk The company’s cash flow is subjected to volatility of several currencies, as its product are predominantly priced in US dolla r, while most of the costs, disbursements and investments are denominated in other currencies, mainly Brazilian real and Canadian d ollar. In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments may be used as a ris k mitigation strategy. Vale implements hedge transactions to protect its cash flow against the market risks that arises from its debt obligations – mainly currency volatility. The hedges cover most of the debt denominated in Brazilian reais and Euros. The Company uses swap and forward transactions to convert debt linked to Brazilian real and Euros into US dollar, with volumes, flows and settlement dates similar to those of the debt instruments - or sometimes lower, subject to market liquidity conditions. Hedging instruments with shorter settlement dates are renegotiated through time so that their final maturity matches - or becomes closer - to the debts` final maturity. At each settlement date, the results of the swap and forward transactions partially offset the impact of the foreign exchange rate in Vale’s obligations, contributing to stabilize the cash disbursements in U S dollar. Vale has also exposure to interest rate risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR (London Interbank Offer Rate) in US dollar. Risk of product and input prices Vale is also exposed to market risks related to volatility in commodity and input prices. In accordance with risk management policy, risk mitigation strategies involving commodities may be used to reduce Vale’s cash flow volatility. The risk mitigation strat egy may incorporate derivative instruments, predominantly forwards, futures and options. e) Strategic risk management Vale addresses the risks related to the execution of established business strategies considering the internal and external environment, as well as risks related to internal procedures and conduct consistent with the Company’s values, mission and strategic objectives. f) Operational risk management Vale acts managing operational risks primarily guaranteeing the satisfactory management of health, safety and the environment, but also acts preventing material losses, maintenance of its productive capacity and good relationship with communities. g) Cybernetic risk management Vale invests in information security technology to mitigate risks of theft, breach or violation of information privacy, avail ability of its technology assets and data integrity on the Company’s systems. 70

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stat h) Compliance risk management Vale manage risks associated with the ongoing compliance with legal requirements, standards and other regulations related to the Company’s business, including the standards required on reporting and disclosing information to the market. i) Capital management The Company's policy aims at establishing a capital structure that will ensure the continuity of the business in the long term. Within this perspective, the Company has been able to maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period. j) Insurance Vale contracts several types of insurance policies, such as operational risk policy, engineering risks insurance (projects), c ivil responsibility, life insurance policy for their employees, among others. The coverage of these policies is similar to the one s used in general by the mining industry and is issued in line with the objectives defined by the Company, with the corporate risk mana gement policy and the limitation imposed by the insurance and reinsurance global market. Insurance management is performed with the support of focal points in the various operational areas of the Company. Among the management instruments, Vale uses captive reinsurance to balance the price on reinsurance contracts with the market, as well as, enable direct access to key international markets of insurance and reinsurance. 71

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

34. Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of December 31, 2018, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a) Foreign exchange and interest rates derivative positions

(i) Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the company's cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year		
Flow	December 31, 2018	December 31, 2017	Index	Average rate	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019	2020	2021+
CDI vs. US$ fixed rate swap					(46)	(33)	(28)	6	(13)	(21)	(12)
Receivable	R$ 1,581	R$ 3,540	CDI	98.70%							
Payable	US$ 456	US$ 1.104	Fix	3.12%							
TJLP vs. US$ fixed rate swap					(370)	(381)	(102)	20	(306)	(21)	(43)
Receivable	R$ 2,303	R$ 2,982	TJLP +	1.20%							
Payable	US$ 994	US$ 1.323	Fix	1.54%							
TJLP vs. US$ floating rate swap					(56)	(53)	(5)	2	(56)	-	-
Receivable	R$ 181	R$ 216	TJLP +	0.84%							
Payable	US$ 107	US$ 123	Libor +	-1.24%							
R$ fixed rate vs. US$ fixed rate swap					(8)	24	10	19	9	46	(63)
Receivable	R$ 1,078	R$ 1,158	Fix	7.05%							
Payable	US$ 351	US$ 385	Fix	-0.62%							
IPCA vs. US$ fixed rate swap					(80)	(34)	6	7	(33)	(10)	(37)
Receivable	R$ 1,315	R$ 1,000	IPCA +	6.55%							
Payable	US$ 434	US$ 434	Fix	3.98%							
IPCA vs. CDI swap					89	85	1	-	5	48	36
Receivable	R$ 1,350	R$ 1,350	IPCA +	6.62%							
Payable	R$ 1,350	R$ 1,350	CDI	98.59%							

72

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

(ii) Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to EUR/US$ exchange rate.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year		
Flow	December 31, 2018	December 31, 2017	Index	Average rate	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019	2020	2021+
EUR fixed rate vs. US$ fixed rate swap					(1)	23	(3)	8	(7)	(5)	9
Receivable	€500	€500	Fix	3.75%							
Payable	US$ 613	US$ 613	Fix	4.29%							

b) Commodities derivative positions

(i) Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company's cash flow volatility, bunker oil hedging transactions were implemented, through options contracts.

The derivative transactions were negotiated over-the-counter and the protected item is part of Vale's costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to bunker oil price changes.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019
Call options	2,100,000	-	B	520	1	-	40	1	1
Put options	2,100,000	-	S	297	(29)	-	9	9	(29)
Total					(28)	-	49	10	(28)

(ii) Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivative transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivative transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

73

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale's revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to nickel and copper prices changes.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year	
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019	2020+
Fixed price sales protection										
Nickel forwards	7,244	9,621	B	12,166	(10)	24	7	2	(8)	(2)
Raw material purchase protection										
Nickel forwards	120	292	S	12,242	-	-	1	-	-	-
Copper forwards	81	79	S	6,142	-	-	-	-	-	-
Total					(10)	24	8	2	(8)	(2)

c) Freight derivative positions

In order to reduce the impact of maritime freight price volatility on the company's cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale's costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items' losses/gains due to freight price changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/day)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019
Freight forwards	480	-	B	14,509	1	-	(3)	-	1

d) Wheaton Precious Metals Corp. warrants

The company owns warrants of Wheaton Precious Metals Corp. ("Wheaton"), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/share)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2023
Call options	10,000,000	10,000,000	B	44	8	39	-	1	8

e) Debentures convertible into shares of Valor da Logística Integrada ("VLI")

The company has debentures in which lenders have the option to convert the outstanding debt into a specified quantity of shares of VLI owned by the company.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (R$/share)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2027
Conversion options	140,239	140,239	S	8,006	(59)	(57)	-	4	(59)

74

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

f) Options related to Minerações Brasileiras Reunidas S.A. ("MBR") shares

The Company entered into a stock sale and purchase agreement that has options related to MBR shares. Mainly, the Company has the right to buy back this non-controlling interest in the subsidiary. Moreover, under certain restrict and contingent conditions, which are beyond the buyer's control, such as illegality due to changes in the law, the contract has a clause that gives the buyer the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares.

	Notional (quantity, in millions)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (R$/share)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019+
Options	2,139	2,139	B/S	1.7	279	251	-	15	279

g) Embedded derivatives in contracts

The Company has some nickel concentrate and raw material purchase agreements in which there are provisions based on nickel and copper future prices behaviour. These provisions are considered as embedded derivatives.

	Notional (ton)				Fair value		Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	December 31, 2018	December 31, 2017	December 31, 2018	2019
Nickel forwards	3,763	2,627	S	11,289	2	1	1	2
Copper forwards	2,035	2,718	S	6,172	-	-	-	-
Total					2	1	1	2

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company's pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year	
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019	2020+
Call options	746,667	746,667	S	233	(1)	(2)	-	1	-	(1)

In August 2014 the Company sold part of its stake in Valor da Logística Integrada ("VLI") to an investment fund managed by Brookfield Asset Management ("Brookfield"). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield's investment. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (R$/share)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019+
Put option	1,105,070,863	1,105,070,863	S	3.88	(103)	(133)	-	10	(103)

75

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

VALE

h) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivative positions. The scenarios were defined as follows:

- *Probable*: the probable scenario was based on the risks listed below and instruments were developed based on data from B3, Central Bank of Brazil, London Metals Exchange and Bloomberg
- *Scenario I*: fair value estimated considering a 25% deterioration in the associated risk variables
- *Scenario II*: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(46)	(154)	(262)
	US$ interest rate inside Brazil decrease	(46)	(50)	(53)
	Brazilian interest rate increase	(46)	(46)	(46)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-
TJLP vs. US$ fixed rate swap	R$ depreciation	(370)	(614)	(858)
	US$ interest rate inside Brazil decrease	(370)	(378)	(386)
	Brazilian interest rate increase	(370)	(379)	(388)
	TJLP interest rate decrease	(370)	(379)	(388)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-
TJLP vs. US$ floating rate swap	R$ depreciation	(56)	(82)	(108)
	US$ interest rate inside Brazil decrease	(56)	(56)	(57)
	Brazilian interest rate increase	(56)	(56)	(57)
	TJLP interest rate decrease	(56)	(56)	(57)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-
R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(8)	(85)	(161)
	US$ interest rate inside Brazil decrease	(8)	(18)	(28)
	Brazilian interest rate increase	(8)	(25)	(40)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-
IPCA vs. US$ fixed rate swap	R$ depreciation	(80)	(194)	(308)
	US$ interest rate inside Brazil decrease	(80)	(83)	(87)
	Brazilian interest rate increase	(80)	(87)	(93)
	IPCA index decrease	(80)	(84)	(87)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-
IPCA vs. CDI swap	Brazilian interest rate increase	89	71	55
	IPCA index decrease	89	79	70
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(79)	(70)
EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(1)	(170)	(340)
	Euribor increase	(1)	(6)	(11)
	US$ Libor decrease	(1)	(16)	(33)
Protected item: EUR denominated debt	EUR depreciation	n.a.	170	340

76

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Bunker Oil protection				
Options	Bunker Oil price decrease	(28)	(126)	(283)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	126	283
Maritime Freight protection				
Forwards	Freight price decrease	1	(1)	(3)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	1	3
Nickel sales fixed price protection				
Forwards	Nickel price decrease	(10)	(29)	(48)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	29	48
Purchase protection program				
Nickel forwards	Nickel price increase	-	-	-
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	-	-
Copper forwards	Copper price increase	-	-	-
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	-	-
Wheaton Precious Metals Corp. warrants	WPM stock price decrease	8	2	-
Conversion options - VLI	VLI stock value increase	(59)	(94)	(138)
Options - MBR	Iron ore price decrease	279	186	105

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	2	(8)	(19)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(3)	(6)
Embedded derivatives - Gas purchase	Pellet price increase	(1)	(2)	(5)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(103)	(229)	(442)

i) Financial counterparties' ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody's and S&P regarding the main financial institutions that we had outstanding positions as of December 31, 2018.

Long term ratings by counterparty	Moody's	S&P
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB-
Banco Bradesco	Ba3	BB-
Banco do Brasil	Ba3	BB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Nordeste	Ba3	BB-
Banco Safra	Ba3	BB-
Banco Santander	A2	A
Banco Votorantim	Ba3	BB-
Bank of America	A3	A-
Bank of China	A1	A
Bank of Mandiri	Baa2	BB+
Bank of Nova Scotia	Aa2	A+
Bank Rakyat	Baa2	BB+
Bank of Tokyo Mitsubishi UFJ	A1	A-
Banpara	-	BB-
Barclays	Baa3	BBB
BBVA	A3	A-
BNP Paribas	Aa3	A
BTG Pactual	Ba3	BB-
Caixa Economica Federal	Ba3	BB-
Canadian Imperial Bank	Aa2	A+
China Construction Bank	A1	A
CIMB Bank	A3	A-
Citigroup	Baa1	BBB+

Long term ratings by counterparty	Moody's	S&P
Credit Agricole	A1	A+
Credit Suisse	Baa2	BBB+
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	BBB+
HSBC	A2	A
Intesa Sanpaolo Spa	Baa1	BBB
Itaú Unibanco	Ba3	BB-
JP Morgan Chase & Co	A2	A-
Macquarie Group Ltd	A3	BBB
Mega Int. Commercial Bank	A1	A
Mizuho Financial	A1	A-
Morgan Stanley	A3	BBB+
National Australia Bank NAB	Aa3	AA-
National Bank of Canada	Aa3	A
National Bank of Oman	Baa3	-
Natixis	A1	A+
Rabobank	Aa3	A+
Royal Bank of Canada	Aa2	AA-
Societe Generale	A1	A
Standard Bank Group	Ba1	-
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
UBS	Aa3	A-
Unicredit	Baa1	BBB

77

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat

j) Market curves

(i) Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	10,595	JUN19	10,777	DEC19	10,943
JAN19	10,637	JUL19	10,809	DEC20	11,231
FEB19	10,663	AUG19	10,838	DEC21	11,516
MAR19	10,692	SEP19	10,865	DEC22	11,799
APR19	10,720	OCT19	10,891		
MAY19	10,749	NOV19	10,916		

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.63	JUN19	2.71	DEC19	2.70
JAN19	2.71	JUL19	2.70	DEC20	2.70
FEB19	2.71	AUG19	2.70	DEC21	2.69
MAR19	2.71	SEP19	2.70	DEC22	2.70
APR19	2.71	OCT19	2.70		
MAY19	2.71	NOV19	2.70		

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	334	JUN19	307	DEC19	270
JAN19	327	JUL19	302	DEC20	267
FEB19	322	AUG19	297	DEC21	238
MAR19	319	SEP19	291	DEC22	213
APR19	315	OCT19	283		
MAY19	311	NOV19	276		

Maritime Freight (Capesize 5TC)

Maturity	Price (US$/day)	Maturity	Price (US$/day)	Maturity	Price (US$/day)
SPOT	14,797	JUN19	15,096	DEC19	20,350
JAN19	16,175	JUL19	16,817	Cal 2020	15,613
FEB19	12,225	AUG19	16,817	Cal 2021	13,350
MAR19	13,233	SEP19	16,817	Cal 2022	13,433
APR19	13,521	OCT19	20,350		
MAY19	13,896	NOV19	20,350		

(ii) Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/19	4.24	12/02/19	3.61	04/01/22	3.68
03/01/19	3.83	01/02/20	3.60	07/01/22	3.73
04/01/19	3.55	04/01/20	3.63	10/03/22	3.69
05/02/19	3.50	07/01/20	3.64	01/02/23	3.73
06/03/19	3.47	10/01/20	3.64	04/03/23	3.74
07/01/19	3.48	01/04/21	3.67	07/03/23	3.72
08/01/19	3.52	04/01/21	3.66	10/02/23	3.74
09/02/19	3.47	07/01/21	3.65	01/02/24	3.82
10/01/19	3.53	10/01/21	3.67	07/01/24	3.73
11/01/19	3.60	01/03/22	3.67	01/02/25	3.85

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	2.52	6M	2.78	11M	2.78
2M	2.62	7M	2.78	12M	2.78
3M	2.79	8M	2.78	2Y	2.71
4M	2.79	9M	2.78	3Y	2.67
5M	2.79	10M	2.78	4Y	2.69

78

Notes to the Financial Statements
Expressed in millions of United States dollar, unless otherwise stat
VALE

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/19	6.98	12/02/19	6.98	04/01/22	6.98
03/01/19	6.98	01/02/20	6.98	07/01/22	6.98
04/01/19	6.98	04/01/20	6.98	10/03/22	6.98
05/02/19	6.98	07/01/20	6.98	01/02/23	6.98
06/03/19	6.98	10/01/20	6.98	04/03/23	6.98
07/01/19	6.98	01/04/21	6.98	07/03/23	6.98
08/01/19	6.98	04/01/21	6.98	10/02/23	6.98
09/02/19	6.98	07/01/21	6.98	01/02/24	6.98
10/01/19	6.98	10/01/21	6.98	07/01/24	6.98
11/01/19	6.98	01/03/22	6.98	01/02/25	6.98

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/19	6.41	12/02/19	6.53	04/01/22	8.17
03/01/19	6.42	01/02/20	6.55	07/01/22	8.35
04/01/19	6.43	04/01/20	6.70	10/03/22	8.43
05/02/19	6.44	07/01/20	6.91	01/02/23	8.53
06/03/19	6.44	10/01/20	7.16	04/03/23	8.64
07/01/19	6.45	01/04/21	7.36	07/03/23	8.70
08/01/19	6.46	04/01/21	7.59	10/02/23	8.79
09/02/19	6.46	07/01/21	7.77	01/02/24	8.86
10/01/19	6.49	10/01/21	7.95	07/01/24	8.98
11/01/19	6.52	01/03/22	8.08	01/02/25	9.1

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/19	3.74	12/02/19	3.87	04/01/22	4.03
03/01/19	3.75	01/02/20	3.88	07/01/22	4.12
04/01/19	3.77	04/01/20	3.81	10/03/22	4.11
05/02/19	3.78	07/01/20	3.88	01/02/23	4.14
06/03/19	3.78	10/01/20	3.90	04/03/23	4.18
07/01/19	3.79	01/04/21	3.93	07/03/23	4.19
08/01/19	3.79	04/01/21	3.98	10/02/23	4.22
09/02/19	3.79	07/01/21	4.01	01/02/24	4.25
10/01/19	3.83	10/01/21	4.04	07/01/24	4.30
11/01/19	3.85	01/03/22	4.05	01/02/25	4.35

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	(0.41)	6M	(0.28)	11M	(0.24)
2M	(0.38)	7M	(0.26)	12M	(0.23)
3M	(0.36)	8M	(0.25)	2Y	(0.17)
4M	(0.32)	9M	(0.25)	3Y	(0.08)
5M	(0.29)	10M	(0.24)	4Y	0.05

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	2.30	6M	2.34	11M	1.24
2M	2.29	7M	2.00	12M	1.13
3M	2.31	8M	1.74	2Y	2.29
4M	2.32	9M	1.54	3Y	2.31
5M	2.33	10M	1.37	4Y	2.35

Currencies - Ending rates

CAD/US$	0.7341	US$/BRL	3.8748	EUR/US$	1.1452

79

Financial Statements December 31, 2018 BRGAAP in R$ (English)

Vale S.A. Financial Statements Contents Independent auditor’s report on the financial statements 3 Consolidated and Parent Company Statement of Comprehensive Income 7 Consolidated and Parent Company Statement of Financial Position 9 Consolidated and Parent Company Value Added Statement 1. Corporate information 3. Brumadinho’s dam failure 5. Costs and expenses by nature 7. Streaming transactions 9. Basic and diluted earnings (loss) per share 11. Inventories 13. Other financial assets and liabilities 15. Subsidiaries 17. Noncontrolling interest 19. Property, plant and equipment 21. Loans, borrowings and cash and cash equivalents 23. Financial instruments classification 25. Derivative financial instruments 27. Asset retirement obligations 29. Employee benefits 31. Related parties 33. Risk management 2 34. Additional information about derivatives financial instruments 32. Commitments 30. Stockholders’ equity 28. Litigation 26. Provisions 24. Fair value estimate 22. Liabilities related to associates and joint ventures 20. Impairment and onerous contracts 18. Intangibles 16. Investments 14. Non-current assets and liabilities held for sale and discontinued operations 12. Recoverable taxes 10. Accounts receivable 8. Income taxes 6. Financial results 4. Information by business segment and by geographic area 2. Basis for preparation of the financial statements Notes to the Financial Statements11 Consolidated Statement of Changes in Equity10 Consolidated and Parent Company Statement of Cash Flows8 Consolidated and Parent Company Income Statement6 Page

KPMG Auditores lndependentes Rua do Passeio, 38 - Setor 2 - 17° andar - Centro 20021-290 - Rio de Janeiro RJ - Brasil Caixa Postal2888 - CEP 20001-970 - Rio de Janeiro RJ - Brasil Telefone +55 (21) 2207-9400,Fax +55 (21) 2207-9000 www.kpmg.com.br Independent auditor's report on the financial statements (A free translation of the origin91 reporl in Porluguese as published in Brazil containing financial statement prepared In accordance with accounting practices adopted In Brazil and rules of the International Financial Reporllng Standards - /FRS) To The Stockholders,Board Members and Management of Vale SA Rio de Janeiro - RJ OpiniOn We have audited the individualand consolidated financialstatements of Vale S.A. ("the Company"), identified as Parent Company and Consolidated,respectively,which comprise the Individualand consolidated balance sheet as of December 31,2018,andlhe related statements ofincome, comprehensive income,changes in equity and cash flows for the year then ended,as well as the related notes,comprising significant accounting policies and other explanatory information. In our opinion, the aforementioned financial statements present fairly,In all material respects,the individual and consolidated financial position of Vale S.A.as of December 31, 2018, its Individualand consolidated financialperformance and its individual and consolidated cash flows for the year then endedin accordance with accounting practices adoptedin Brazil and tn accordance with International Financial Reporting Standards (IFRS),as issued by the International Accounting Standards Board -IASB. Basts for Opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Individual and consolidated FinancialStatements section or our report. We areindependent of the Company and Its subsidiaries in accordance with the ethicalrequirements of Ethics Standards Boards for Accountants and Professional Standardissued by FederalAccounting Council, and we have fu filled our other ethicalresponsibilities In accordance with these requirements.We belie'le that the audit evidence we have obtainedis sufficient and appropriate to provide a basis for our opinion. _,.,... m• IOCilold.tOI al l.otll l I hf • o._;> _. Auol II O.lil<n=IIV' ,Je l!'t" ••• · 1"1. c ...,.. l'i"\10 • "'t i<!Wolll'lbS:IISI. ;.1 3

KPMG

Emphasis - Subsequent Event

Without qualifying our report further, we draw your attention to Note 3 to the individual and consolidated financial statements of the Company, which describes the Brumadinho dam failure, which occurred at the Company's operating facilities, on January 25, 2019. The Company's management considered that the event is not a condition that existed at the end of the reporting period, and therefore does not require adjustments in the book values recognized in the financial statements as of December 31, 2018. The amounts disclosed in the Note related to this event are based on Management's best estimates, but, at the current stage of the investigations, assessments of the causes and possible third parties lawsuits, it is not possible to reliably measure all costs that the Company may incur for the purposes of disclosure in the financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1. **Impairment - Individual and consolidated financial statements**

As per Notes 17,18 and 19 to the financial statements

Matter

The assessment with respect to the recoverability of property, plant and equipment ("PP&E"), intangible assets and goodwill, and definition of Cash-Generating Units (CGUs) encompasses significant judgments concerning factors related to the level of future production, commodities price, production cost and economic assumptions such as discount rates, inflation rates and exchange rates of the countries where the Company and its subsidiaries operates. Due to the materiality of PP&E, intangible assets and goodwill, and to the level of uncertainty for determining the related impairment, which may impact the value of those assets in the individual and consolidated financial statements and the value of the investment recorded under the equity pick-up method in the parent company's financial statements, we considered this subject as a significant matter for the audit.

Our procedures included, among others:

- Design, implementation and operating effectiveness testing of the key internal controls on the valuation of the Company's assets, including those aimed at identifying any indication of loss and/or the need for recording or reversing impairment;

- Assessment of the Company's assumptions and estimates to determine the recoverable value of its assets, including the ones related to production, production cost, capital investments, discount rates and exchange rates;

- Assessment of the definition and identification criteria for Cash-Generating Units (CGUs);

- Assessment, with the support of our specialists in economic and financial assumptions, of the cash flow forecast and the assumptions used in the preparation of the cash flow forecasts and comparasion of those assumptions with market information and based on our knowledge of the Company and Industry, preparation of sensitivity analysis;

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative ("KPMG International"), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

4

• Arithmetic checking of the economic models regarding future cash flows and forecast results,combining them with accounting information and management reports and approved business plans;and • Assessment of the disclosure In relation to the testing of the value In use and the comparison of the latter with the fair value,net of costs to sell,in the applicable cases. Based on the evidence obtained through the summarized procedures above,we considered acceptable the balances presented for property.plant and equipment. intangible assets and goodwill,as well as the respective disclosures in the accompanying notes, in the context of theindividual and consolidated financialstatements taken as a whole,for the year ended December 31,2018. 2. Asset Retirement Obligation (ARO) - Individualand consolidated financialstatements As per Notes 25 and 26 to the financial statements Matter As a result of its operations, the Company and Its subsidiaries incurs in obilgations to restore and rehabilitate the environment on retiring the areas. The areas and environment rehabilitation Is required by the combination of both the legislation In force and the Company's and its subsidiaries's policies.Estimating costs related to those future activities requires considerable judgmentin relation to factors such as how long a certain area will be used, the time required to rehabilitate and certain economic assumptions such as the discount rate and foreign currency exchange rates.Due to the relevance of the assel retirement obligations and the level of uncertainty for the determination of tts estimate, which may impact the amount of this provision In the Individual and consolidated financial statements and the amount of the investment recorded under the equity pick-up method in the financial statements of the parent company,we consider this subject as a significant matter for the audit. Our procedures included, among others: • Design,Implementation and operating effectiveness testing of the key internal controls related to the determination of estimates for the asset retirement obligation provision to restore and rehabilitate areas commercially exploited by the Company; • Analysis of assumptions used,including the base cost of the areas to be left,inflation rates. discount rates and lisk rates; • Analysis of the provision movement for the year related to the retired,restorect/rehabilitated areas,and the reel vant environmental obligation. aiming at verifying the primary inputs such as costs, inflation and discount rates. as well as an approved ret rement plan; • Assessment,with the support of our corporate finance specialists. the assumptions used In preparation of the estimative of the asset retirement obligation provision to restore and rehabilitate areas commercially exploited by the Company; • Arithmetic review of the estimative results. comparing them with the accounting Information and management reports: and co>YCi """'l.u..t.,...... mtu ;Sa•aU :Iaf.o llllilr,,:M th II .-11m IIOCMOdllt 1 t'il.a. 11 • mo• J'IU .. . .,<! ""-.FM"J "•" ·• m• n 11n ••••uur•.a. :.PJ.r , tnt.•Q I!IIIe4 ;oda11i& ."'VV .." <..... 1(1'ViJ z,..(1(PI.!• IITIII IC w.J,ol ln1ll 5

• Assessement of the disclosure inrelation to the obligations to rehabilitate the environment on retiring the areas. Based on the evidence obtained through the procedures described above.we considered acceptable the balance of the asset retirement obligation provision to restore and rehabilitate areas commercially e:<ploited by the Company and its respectives disclosures, in the context of theindividual and consolidated financial statements taken as a whole, for the year ended December 31, 2018. 3. Income taxes · Individual and consolidated financial statements As per Note 8 to the financialstatements. Matter The Compony ond itc cubcidioricG hove opcrotionc in voriouc countricc, coch one with itc ovm taxation regime.The nature of the Company's activities triggers various tax liabilities, including tax on income,and socialcontributions. The nature of the Company's commodit es export operations also create complexities related to international transfer pricing Issues. Applying tax legislation Is a complex and highly specialized activity,which requires judgment for the assessment of tax exposure estimates and for quantification of contingent liabilities. Due to the levelof uncertainty and judgment involved in determining this estimate that may impact the amount recorded in the individual and consolidated financialstatements and the amount of theInvestment recorded under the equity pick-up method in the parent company's nnancialstatements, we consider this subject as a significant matter for the audit. Our procedures included, among others: • Design,implementation and operat ng effectiveness testing of the key internal controls related to the determination of es:lmates for recording the amounts of provisions for taxes and contributions payable and ta1.es to be offset by the Company and its subsidiaries; • With the support of our specialists from the tax department,we assess the criteria used for determinin9 and payin9 taxes and contributions and the assumpt ons used by the Company and its subsidiaries to determine :he provisions and amounts disclosed as tax exposure and contingencies; • We compare the assumptions used by the Company and its subsidiaries with the tax legislation applicable to each jurisdiction, and in relation to market pract ces and assessments performed by ourselves, based on our knowledge of and experience in the Company's operations in the use of the aforementioned legislation and on applicable precedents and sentences;and • Assessment of the Company and ils subsidiaries's disclosures In particular of current and deferred taxes and contributions and possible tax exposure. Based on the evidence obtained through the summarized procedures above, we considered acceptable the balance of deferred taxes and contr butions payable onincome and its respectives disclosures, In the context of the Individualand consolidated financial statements taken as a whole, for the year ended December 31,2018. IJ"" 11QI: IIiVUn'tal ...,.,.11 IIftrm '"lins.klnl • ftrm;a f' ;>Vi 4 ......... flliiL o01 MC.ll04>ielal OllmfuQ41 .... I('PWU <JCt !l!'dWo'-"''ltf'llht <>! G.oaliUd.U 4 kP'to!i lo l't?IIUllltnroofr .-• 1 mntr,t:Ol .....c -,..,.. .. ! w:<>un 'ta"Wlllld • 1'-PW.:i a.sw W.IIIOIO:IAIIIC<lelce!.al.. lllil'lfllnblrtWol • ,1 6

Other Information - Statement of Added Value The individual and consolidated statements of value added (DVA) for the year ended December 31, 2018,prepared under the responsibility of the Company's management,and presented as supplementary information for IFRS purposes, was submitted for the auditing proc9{]ures JOintly wnn auan or me company's nnanc1a1 statements.For me purposes or forming our opinion,we evaluate whether these statements are reconclied with the financial statements and accounting records,as applicable,andif their form and content are in accordance with the criteria as definedln Technical Pronouncement CPC 09 - Statement of Added Value.In our opinion,this statement of value added have been properly prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement andis consistent with the individual and consolidated financial statements taken as a whole. Other Information accompanying the Individualand consolidated financial statements and the auditor's report Management Is responsible for the other information, which comprises the Management report. Our opinion on the individualand consolidated financialstatements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the indvi idual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the other informationis materially inconsistent with the financialstatements or our knowledge obtainedin the audit, or otheiWise appears to be materially misstated. I f, based on the work we have performed,we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report regarding this matter. Responsibilities of management and those charged with governance for the Individualand consolidated financialstatements Management Is responsible for the preparation and fair presentation of the Individualand consolidated financial statements In accordance with accounting practices adopted in Brazll and In accordance with International Financial Reporting Standards (!FRS),as Issued by the International Accounting Standards Board (IASB).and for such Internal control as management determines is necessary to enable the preparation ofindividual and consolidated financial statements that are free from material misstatement.whether due to fraud or error. In preparing the Individual and consolidated f nancialstatements, management is responsible for assessing the Company's ability to continue as a going concern. disclosing, as applicable. matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations.or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company's and its subsidiaries financial reporting process. Auditors' responsibilities for the audit of the Individualand consolidated financial statements •J.'U,"-4!1 ,.....,...._. •iit\Uiiolfl ·· ""t oi,I(F'I.IQ,..-florrt .It!lmMitll-:l'omiii•I!IUiall-.lllii"'V l'«t.W (ICPU .........rio • • •'· ·A a •Jn.I!3AUililO <nf1fl).U-I(PJJulle 1o "101 .-.mb 0111:::*'1 u:t4•o !lloo!lli AI'P\v.i ....m.-on.IC00011'511.. '"'W.Int. ;, ;,.,!!4aeleo....e.e 7

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from materialmisstatement,whether due to fraud or error, and toissue an auditors' report that includes our opinion. Reasonable assurance is a high levelof assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists.Misstatements can arise from fraud or error and are considered materialif, individually or in the aggregate, they could reasonably be expected toinfluence the economic decisions of users taken on the basis of these individualand consolidated financial statements. As part of an audit in accordance with BrazJIIan andInternat onal Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audH. We also: • Identify and assess the risks of material misstatement of the indivdi ualand consolidated financialstatements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obta n audit evidence that Is sufficient and appropriate to provide a basis for our opinion. The risk of noldetecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery,intentionalomissions. misrepresentations, or the override of internal control. Obtain an understanding ofinternalcontrol relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internalcontrol. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and,based on the audit evidence obtained,whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and Its subsidiaries' ability to continue as a going concern.If we conclude that a material uncertainty exists, we are required to draw attentionin our auditors' report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company and its subsidiaries' to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audH evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the individual and the consolidated financialstatements.We are responsible for the direct on, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding,among other matters, the planned scope and timing of the audit and significant audit findings,including any significant deficiencies in internal controlthat we identify dur ng our audit. • 10 llllliC.· <tl.... t•• r;...,. """""'.tu.o.lnnK...... I!J>UQ......,_,. .. .11181&: 01«0'1)4IIUIII l4/I'.ICIIeolt\MI;;I fll•f'.FtiOo..MQft.-1lmllr.(ICI II ll•l!'llalllllll'II!IIO"II -tin> U fll06 •;.PI.fG :I r.-•mbrt; Clo:k·:IO''WKtll•lo •.. odll• .I KPVC ...,. .o ec.opeau.. Pt.IO. '",,• •:"VU ,, •llllr4l 1 •JU •, lnl'll C«opn 8

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding Independence. and communicate with them all relat onships and other matters that may reasonably be thought to bear on our independence. and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters.We describe these mattersin our auditors' report unlesslaw or regulat on precludes public disclosure about the matter. or, when in extremely rare circumstances, we determine that a matter should not be communicated In our report because the adverse consequences of doing so would reasonably be expected to outweigh the public Interest benefits of such communicat on. Rio de Janeiro, March 27, 2019 KPMG Auditores lndependentes CRC SP-014428/0-6 F-RJ (Original report In Portuguese signed by) Bernardo Moreira Peixoto Neto Accountant CRC RJ-064887/0-8 -"MAol.!<ll:lw:ll!. llla ..moiiiC:I;.Gtloldlt•l •1111.,.• ... I'.I'U::A ,.,._....,..... N Ill 111!.1 lk••.ai'J"t.lo:;o.nt,.o;a.,.,.,,t; lliflllla11! • aaar • ?MY lff , 'tl '" \IU.,....... '''""""*"'-f"v.J "'•..W... ...,_.. Q'V ! 9

Income Statement In millions of Brazilian reais, except earnings per share data Year ended December 31 Continuing operations Cost of goods sold and services rendered 5(a) (81,201) (67,257) (61,143) (39,051) (33,327) Selling and administrative expenses 5(b) (1,917) (1,697) (1,755) (959) (959) Pre operating and operational stoppage (984) (1,317) (1,570) (754) (941) Other operating expenses, net 5(c) (1,613) (1,338) (937) (1,163) (893) Impairment and disposal of non-current assets 16, 19 and 20 (3,523) (1,025) (4,168) (792) (549) Financial expenses 6 (8,394) (10,512) (9,295) (7,673) (9,503) Equity results and other results in associates and joint ventures 16 and 22 (693) (277) (3,242) (693) (277) Current tax (2,806) (2,664) (3,307) (1,172) (1,158) 966 (4,607) (9,567) 2,340 (2,115) Net income from continuing operations 26,084 20,278 17,455 25,967 20,213 Net income from continuing operations attributable to Vale's stockholders 25,967 20,213 17,461 25,967 20,213 Discontinued operations 14 Loss attributable to noncontrolling interests - (22) (9) - - Net income (loss) attributable to noncontrolling interests 117 43 (15) - - Basic and diluted earnings per share: 9 The accompanying notes are an integral part of these financial statements. 10 Common share (R$)4.953.392.564.953.39 Earnings per share attributable to Vale's stockholders: Net income attributable to Vale's stockholders25,657 17,627 13,311 25,657 17,627 Net income25,77417,67013,29625,65717,627 Loss from discontinued operations attributable to Vale's stockholders(310) (2,586) (4,150) (310) (2,586) Loss from discontinued operations(310)(2,608)(4,159)(310)(2,586) Net income (loss) attributable to noncontrolling interests11765(6)--Deferred tax3,772(1,943)(6,260)3,512(957) Income taxes8 Income before income taxes25,118 24,885 27,022 23,627 22,328 Other financial items6(11,213)(670)14,991(10,059)(222) Financial income61,5491,532606282364 Operating income43,869 34,812 23,962 41,770 31,966 (5,890) (5,438) (5,360) 480 1,805 Equity results from subsidiaries---4,1955,277 Research and evaluation expenses(1,376)(1,086)(1,098)(839)(679) Operating expenses Gross profit53,282 41,275 33,490 42,082 30,710 Net operating revenue4(e)134,483108,53294,63381,13364,037 Notes20182017201620182017 ConsolidatedParent company

Statement of Comprehensive Income In millions of Brazilian reais Consolidated Parent company 2018 2017 2016 2018 2017 Other comprehensive income (loss): Retirement benefit obligations 142 (164) (266) (112) (125) Equity results in associates and joint ventures - - - 301 (39) Total items that will not be reclassified subsequently to the income statement, net of tax 366 (164) (266) 366 (164) Items that may be reclassified subsequently to the income statement Cash flow hedge - - 36 - - Total of items that may be reclassified subsequently to the income statement, net of tax 12,326 2,993 (14,424) 12,174 2,999 Comprehensive income (loss) attributable to Vale's stockholders 38,197 20,462 (471) From discontinued operations 16 (106) (458) Items above are stated net of tax and the related taxes are disclosed in note 8. The accompanying notes are an integral part of these financial statements. 11 38,197 20,462 (471) From continuing operations 38,181 20,568 (13) Comprehensive income (loss) attributable to noncontrolling interests26937(923) Total comprehensive income (loss)38,466 20,499 (1,394) 38,197 20,462 Net investments hedge(1,958)(310)4(1,958)(310) Transfer of realized results to net income(257)(34)(276)(112)-Translation adjustments14,5413,337(14,188)14,2443,309 Transfer to reserve(51)--(51)-Fair value adjustment to investment in equity securities275--228-Items that will not be reclassified subsequently to the income statement Net income25,77417,670 13,29625,65717,627 Year ended December 31

Statement of Cash Flows

In millions of Brazilian reais

	Consolidated			Parent company	
				Year ended December 31	
	2018	2017	2016	2018	2017
Cash flow from operating activities:					
Income before income taxes from continuing operations	25,118	24,885	27,022	23,627	22,328
Adjusted for:					
Equity results from subsidiaries	-	-	-	(4,195)	(5,277)
Equity results and other results in associates and joint ventures	693	277	3,242	693	277
Impairment and disposal of non-current assets	3,523	1,025	4,168	792	549
Depreciation, amortization and depletion	12,240	11,842	12,107	6,059	5,604
Financial results, net	18,058	9,650	(6,302)	17,450	9,361
Changes in assets and liabilities:					
Accounts receivable	(1,012)	3,983	(9,863)	(5,762)	15,301
Inventories	(2,994)	(1,030)	616	(174)	(612)
Suppliers and contractors	(1,414)	691	768	(642)	670
Provision - Payroll, related charges and others remunerations	349	1,236	435	514	980
Proceeds from cobalt and gold stream transactions	2,603	-	1,683	-	-
Other assets and liabilities, net	(482)	(2,702)	1,854	717	163
	56,682	**49,857**	**35,730**	**39,079**	**49,344**
Interest on loans and borrowings paid (note 21)	(4,023)	(5,373)	(5,894)	(5,769)	(5,911)
Derivatives paid, net	(250)	(763)	(5,604)	(381)	(577)
Interest on participative stockholders' debentures paid	(400)	(428)	(268)	(400)	(428)
Income taxes (including settlement program)	(4,089)	(3,322)	(2,827)	(1,932)	(2,351)
Net cash provided by operating activities from continuing operations	**47,920**	**39,971**	**21,137**	**30,597**	**40,077**
Cash flow from investing activities:					
Capital expenditures	(13,899)	(12,236)	(17,343)	(8,200)	(8,413)
Additions to investments	(79)	(292)	(875)	(1,515)	(1,895)
Proceeds from disposal of assets and investments	4,959	2,926	1,785	492	23
Dividends and interest on capital received	922	739	669	2,836	2,645
Others investments activities, net (1)	7,173	(1,827)	(794)	5,810	(8,435)
Proceeds from gold stream transaction	-	-	885	-	-
Net cash used in investing activities from continuing operations	**(924)**	**(10,690)**	**(15,673)**	**(577)**	**(16,075)**
Cash flow from financing activities:					
Loans and borrowings from third-parties (note 21)	4,584	6,223	25,667	4,584	2,014
Payments of loans and borrowings from third-parties (note 21)	(28,149)	(28,878)	(26,630)	(15,372)	(21,058)
Dividends and interest on capital paid to stockholders	(12,415)	(4,667)	(857)	(12,415)	(4,667)
Dividends and interest on capital paid to noncontrolling interest	(635)	(404)	(972)	-	-
Share buyback program (note 30)	(3,858)	-	-	(3,858)	-
Transactions with noncontrolling stockholders	(56)	(305)	(69)	-	-
Net cash used in financing activities from continuing operations	**(40,529)**	**(28,031)**	**(2,861)**	**(27,061)**	**(23,711)**
Net cash used in discontinued operations (note 14)	**(157)**	**(817)**	**(527)**	-	-
Increase in cash and cash equivalents	6,310	433	2,076	2,959	291
Cash and cash equivalents in the beginning of the year	14,318	13,891	14,022	1,876	1,203
Effect of exchange rate changes on cash and cash equivalents	2,170	38	(2,207)	-	-
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	(385)	(44)	-	-	382
Cash and cash equivalents at end of the year	**22,413**	**14,318**	**13,891**	**4,835**	**1,876**
Non-cash transactions:					
Additions to property, plant and equipment - capitalized loans and borrowing costs	704	1,179	2,291	700	1,176

(1) Includes loans and advances from/to related parties. For the year ended December 31, 2018, includes proceeds received from Nacala project finance (note 31b) in the amount of R$8,434.

The accompanying notes are an integral part of these financial statements.

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Statement of Financial Position

In millions of Brazilian reais

	Notes	Consolidated December 31, 2018	Consolidated December 31, 2017	Parent company December 31, 2018	Parent company December 31, 2017
Assets					
Current assets					
Cash and cash equivalents		22,413	14,318	4,835	1,876
Accounts receivable	10	10,261	8,602	17,333	9,560
Other financial assets	13	1,683	6,689	360	409
Inventories	11	17,216	12,987	4,775	4,601
Prepaid income taxes		2,104	2,584	1,938	2,378
Recoverable taxes	12	3,422	3,876	2,024	2,091
Others		2,157	1,780	2,096	1,542
		59,256	50,836	33,361	22,457
Non-current assets held for sale	14	-	11,865	-	7,082
		59,256	62,701	33,361	29,539
Non-current assets					
Judicial deposits	28(c)	6,649	6,571	6,274	6,110
Other financial assets	13	12,180	10,690	5,276	1,865
Prepaid income taxes		2,107	1,754	-	-
Recoverable taxes	12	2,913	2,109	2,281	2,062
Deferred income taxes	8(a)	26,767	21,959	17,536	14,200
Others		1,015	882	1,163	810
		51,631	43,965	32,530	25,047
Investments	16	12,495	11,802	139,510	117,387
Intangibles	18	30,850	28,094	15,622	13,471
Property, plant and equipment	19	187,481	181,535	103,816	102,978
		282,457	265,396	291,478	258,883
Total assets		341,713	328,097	324,839	288,422
Liabilities					
Current liabilities					
Suppliers and contractors		13,610	13,367	7,342	7,503
Loans and borrowings	21	3,889	5,633	2,523	4,378
Other financial liabilities	13	6,213	3,260	5,083	4,413
Taxes payable	8(d)	2,519	2,307	2,238	1,991
Provision for income taxes		813	1,175	206	-
Liabilities related to associates and joint ventures	22	1,120	1,080	1,120	1,080
Provisions	26	5,278	4,610	3,331	2,904
Dividends and interest on capital	30(d)	-	4,742	-	4,439
Others		1,843	3,284	2,743	2,552
		35,285	39,458	24,586	29,260
Liabilities associated with non-current assets held for sale	14	-	3,899	-	-
		35,285	43,357	24,586	29,260
Non-current liabilities					
Loans and borrowings	21	56,039	68,759	23,082	28,966
Other financial liabilities	13	10,511	9,575	71,740	54,955
Taxes payable	8(d)	15,179	16,176	14,876	15,853
Deferred income taxes	8(a)	5,936	5,687	-	-
Provisions	26	27,491	23,243	9,758	6,900
Liabilities related to associates and joint ventures	22	3,226	2,216	3,226	2,216
Deferred revenue - Gold stream		6,212	6,117	-	-
Others		8,151	4,861	7,168	6,514
		132,745	136,634	129,850	115,404
Total liabilities		168,030	179,991	154,436	144,664
Stockholders' equity	30				
Equity attributable to Vale's stockholders		170,403	143,758	170,403	143,758
Equity attributable to noncontrolling interests		3,280	4,348	-	-
Total stockholders' equity		173,683	148,106	170,403	143,758
Total liabilities and stockholders' equity		341,713	328,097	324,839	288,422

The accompanying notes are an integral part of these financial statements.

13

VALE

Statement of Changes in Equity

In millions of Brazilian reais

	Share capital	Results on conversion of shares	Capital reserve	Net ownership changes in subsidiaries	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale's stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2015	77,300	50	-	(1,881)	3,846	(2,746)	(3,873)	58,464	-	131,160	8,259	139,419
Net income (loss)	-	-	-	-	-	-	-	-	13,311	13,311	(15)	13,296
Other comprehensive income:												
Retirement benefit obligations	-	-	-	-	-	-	(263)	-	-	(263)	(3)	(266)
Cash flow hedge	-	-	-	-	-	-	26	-	-	26	-	26
Available-for-sale financial instruments	-	-	-	-	-	-	4	-	-	4	-	4
Translation adjustments	-	-	-	-	-	-	367	(13,916)	-	(13,549)	(905)	(14,454)
Transactions with stockholders:												
Dividends and interest on capital of Vale's stockholders	-	-	-	-	-	-	-	-	(3,459)	(3,459)	-	(3,459)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	-	-	(961)	(961)
Acquisitions and disposal of noncontrolling interest	-	-	-	11	-	-	-	-	-	11	(4)	7
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	-	-	90	90
Appropriation to undistributed retained earnings	-	-	-	-	9,852	-	-	-	(9,852)	-	-	-
Balance at December 31, 2016	77,300	50	-	(1,870)	13,698	(2,746)	(3,739)	44,548	-	127,241	6,461	133,702
Net income	-	-	-	-	-	-	-	-	17,627	17,627	43	17,670
Other comprehensive income:												
Retirement benefit obligations	-	-	-	-	-	-	(164)	-	-	(164)	-	(164)
Net investments hedge	-	-	-	-	-	-	-	(310)	-	(310)	-	(310)
Translation adjustments	-	-	-	-	-	-	(9)	3,318	-	3,309	(6)	3,303
Transactions with stockholders:												
Dividends and interest on capital of Vale's stockholders	-	-	-	-	(2,065)	-	-	-	(4,721)	(6,786)	-	(6,786)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	-	-	(627)	(627)
Acquisitions and disposal of noncontrolling interest	-	-	-	(793)	-	-	-	-	-	(793)	(1,629)	(2,422)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	-	-	106	106
Appropriation to undistributed retained earnings	-	-	-	-	12,906	-	-	-	(12,906)	-	-	-
Merger of Valepar (note 30)	-	-	3,634	-	-	-	-	-	-	3,634	-	3,634
Balance at December 31, 2017	77,300	50	3,634	(2,663)	24,539	(2,746)	(3,912)	47,556	-	143,758	4,348	148,106
Net income	-	-	-	-	-	-	-	-	25,657	25,657	117	25,774
Other comprehensive income:												
Retirement benefit obligations	-	-	-	(51)	-	-	142	-	-	91	-	91
Fair value adjustment to investment in equity securities	-	-	-	-	-	-	275	-	-	275	-	275
Net investments hedge	-	-	-	-	-	-	-	(1,958)	-	(1,958)	-	(1,958)
Translation adjustments	-	-	-	-	-	-	247	13,885	-	14,132	152	14,284
Transactions with stockholders:												
Dividends and interest on capital of Vale's stockholders	-	-	-	-	-	-	-	-	(7,694)	(7,694)	-	(7,694)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	-	-	(629)	(629)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	-	-	-	-	-	-	(757)	(757)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	-	-	49	49
Appropriation to undistributed retained earnings	-	-	-	-	17,963	-	-	-	(17,963)	-	-	-
Share buyback program	-	-	-	-	-	(3,858)	-	-	-	(3,858)	-	(3,858)
Balance at December 31, 2018	77,300	50	3,634	(2,714)	42,502	(6,604)	(3,248)	59,483	-	170,403	3,280	173,683

The accompanying notes are an integral part of these financial statements.

14

VALE

Value Added Statement
In millions of Brazilian Reais

	Consolidated		Parent company	
			Year ended December 31	
	2018	2017	2018	2017
Generation of value added from continuing operations				
Gross revenue				
Revenue from products and services	136,005	110,007	82,301	65,049
Impairment and disposal of non-current assets	(3,523)	(1,025)	(792)	(549)
Revenue from the construction of own assets	12,620	6,449	8,031	5,857
Expected credit losses	(26)	(14)	(5)	4
Other revenues	7,639	663	3,338	419
Less:				
Acquisition of products	(1,901)	(1,728)	(761)	(652)
Material, service and maintenance	(35,592)	(27,022)	(19,878)	(16,796)
Oil and gas	(5,682)	(4,199)	(3,725)	(2,872)
Energy	(3,335)	(3,108)	(1,700)	(1,470)
Freight	(15,972)	(10,717)	(158)	(106)
Other costs and expenses	(10,172)	(7,681)	(7,158)	(3,027)
Gross value added	80,061	61,625	59,493	45,857
Depreciation, amortization and depletion	(12,240)	(11,842)	(6,059)	(5,604)
Net value added	67,821	49,783	53,434	40,253
Received from third parties				
Equity results from entities	(693)	(277)	3,502	5,366
Equity results from discontinued operations	-	-	-	(2,952)
Financial income	1,549	1,532	282	364
Monetary and exchange variation of assets	1,455	500	2,242	443
Total value added from continuing operations to be distributed	70,132	51,538	59,460	43,474
Value added from discontinued operations to be distributed	58	1,534	-	-
Total value added to be distributed	70,190	53,072	59,460	43,474
Personnel	9,367	7,673	4,975	3,702
Taxes and contributions	11,543	6,553	5,866	6,528
Current income tax	2,806	2,664	1,172	1,158
Deferred income tax	(3,772)	1,943	(3,512)	957
Financial expense (excludes capitalized interest)	9,244	11,325	8,176	8,483
Monetary and exchange variation of liabilities	11,662	2,630	11,712	1,950
Other remunerations of third party funds	3,508	1,058	5,414	3,069
Reinvested net income	25,657	17,627	25,657	17,627
Net income attributable to noncontrolling interest	117	65	-	-
Distributed value added from continuing operations	70,132	51,538	59,460	43,474
Distributed value added from discontinued operations	58	1,534	-	-
Distributed value added	70,190	53,072	59,460	43,474

The accompanying notes are an integral part of these financial statements.

15

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

1. Corporate information

Vale S.A. and its direct and indirect subsidiaries ("Vale" or "Company") are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the "Parent Company") is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE), Paris - NYSE Euronext (VALE3) and Madrid – LATIBEX (XVALO).

On December 22, 2017 after the conversion of the class "A" preferred shares into common shares, the Company migrated to the special listing segment of B3 S.A. (*"Novo Mercado"*) (further details in note 30).

2. Basis for preparation of the financial statements

a) Statement of compliance

The consolidated and individual financial statements of the Company ("financial statements") have been prepared and are being presented in accordance with the International Financial Reporting Standards ("IFRS") as implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by the Brazilian Securities Exchange Commission ("CVM") and by the Brazilian Federal Accounting Council ("CFC"). All relevant information from its own financial statements, and only this information, are being presented and correspond to those used by the Company's Management.

b) Basis of presentation

The financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The issue of these financial statements was authorized by the Board of Directors on March 27, 2019.

c) Functional currency and presentation currency

The financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates ("functional currency"), which in the case of the Parent Company is the Brazilian real ("R$"). For presentation purposes, these financial statements are presented in Brazilian Reais.

The exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate for the year ended		
	2018	2017	2016	2018	2017	2016
US Dollar ("US$")	3.8748	3.3080	3.2591	3.6558	3.1925	3.4833
Canadian dollar ("CAD")	2.8451	2.6344	2.4258	2.8190	2.4618	2.6280
Euro ("EUR" or "€")	4.4390	3.9693	3.4384	4.3094	3.6088	3.8543

16

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

d) Significant accounting policies

Significant and relevant accounting policies for the understanding of the recognition and measurement basis used in the preparation of these financial statements were included in the respective notes. The accounting polices applied in the preparations of these financial statements are consistent with those adopted and disclosed in the financial statements of prior years, except for new accounting policies related to the application of IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers, which were adopted by the Company from January 1, 2018.

The nature and effect of the changes as a result of adoption of these new accounting standards are described below:

IFRS 9 Financial Instrument – This standard addresses the classification and measurement of financial assets and liabilities, new impairment model and new rules for hedge accounting. The Company applied IFRS 9 prospectively, with an initial application date of January 1, 2018. The Company has not restated the comparative information, which continues to be reported under IAS 39 - Financial Instruments. The main changes are described below:

Classification and measurement - Under IFRS 9, debt instruments are subsequently measured at fair value through profit or loss ("FVTPL"), through amortized cost, or fair value through other comprehensive income ("FVOCI"). The classification is based on the Company's business model for managing the assets and whether the instruments' contractual cash flows represent 'solely payments of principal and interest' ("SPPI") on the principal amount outstanding.

On the date of initial application of IFRS 9, the Company has assessed which business models apply to the financial assets held by the Company and has classified its financial instruments into the appropriate IFRS 9 categories. The reclassification of the financial instruments of the Company on January 1, 2018 were as follows:

	Measurement category		Carrying amount		
Financial assets	IAS 39	IFRS 9	IAS 39	IFRS 9	Difference
Current					
Financial investments	Loans and receivables	FVTPL	61	61	-
Derivative financial instruments	FVTPL	FVTPL	351	351	-
Accounts receivable	Loans and receivables	Amortized cost	8,602	8,602	-
Related parties	Loans and receivables	Amortized cost	6,277	6,277	-
Non-current					
Derivative financial instruments	FVTPL	FVTPL	1,497	1,497	-
Loans	Loans and receivables	Amortized cost	498	498	-
Related parties	Loans and receivables	Amortized cost	8,695	8,695	-
Financial liabilities					
Current					
Suppliers and contractors	Loans and receivables	Amortized cost	13,367	13,367	-
Derivative financial instruments	FVTPL	FVTPL	344	344	-
Loans and borrowings	Loans and receivables	Amortized cost	5,633	5,633	-
Related parties	Loans and receivables	Amortized cost	2,916	2,916	-
Non-current					
Derivative financial instruments	FVTPL	FVTPL	2,269	2,269	-
Loans and borrowings	Loans and receivables	Amortized cost	68,759	68,759	-
Related parties	Loans and receivables	Amortized cost	3,226	3,226	-
Participative stockholders' debentures	Loans and receivables	Amortized cost	4,080	4,080	-

These reclassifications have no impact on the measurement categories. The financial instruments that were classified as "Loans and receivables" under IAS 39 did meet the IFRS 9 criteria for classification at amortized cost, because these financial instruments are held within a business model whose objective is to hold to collect the cash flows, which represent solely payments of principal and interest. The derivatives held for trading are required to be held as FVTPL under IFRS 9, therefore there were no changes in relation to these instruments from the adoption of IFRS 9.

Impairment - IFRS 9 has replaced the IAS 39's incurred loss approach with a forward-looking expected credit loss ("ECL") approach.

For accounts receivables, the Company has applied the standard's simplified approach and has calculated ECLs based on lifetime expected credit losses and the identified loss is deemed not significant. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the economic environment and by any financial guarantees related to these accounts receivables.

17

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit -impaired. Information about the Company’s exposure to credit risk is set out in note 33. The new impairment approach of IFRS 9 did not have a significant impact to the Company for the year ended December 31, 2018. Hedge accounting - The Company has elected to adopt the new general hedge accounting model in IFRS 9. The changes introduced by IFRS 9 relating to hedge accounting currently have no impact, as the Company does not currently apply cash flow or fair value hedge accounting. The Company currently applies the net investment hedge for which there are no changes introduced by this ne w standard (note 25). IFRS 15 Revenue from Contracts with Customers – This standard establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretation s. The Company has adopted the new standard using the modified retrospective method. Accordingly, the comparative information presented has not been restated. The Company has assessed its revenue streams and the nature and effect of the changes as a result of adoption of IFRS 15 is described below: - Sales of products - Under IFRS 15, there is no significant impact on the timing of products revenue recognition, since usually the transfer of risks and rewards and the transfer of control under the sales contracts are at the same point in time. - Shipping services - A proportion of Vale’s sales are under Cost and Freight (“CFR”) and Cost, Insurance and Freight (“CIF”) Incoterms, in which the Company is responsible for providing shipping services after the date that Vale transfers control of t he goods to the customers. According to the previous standard (IAS 18), the revenue from shipping services was recognized upon loading, as we ll as the related costs, and was not considered a separate service. Under IFRS 15, the provision of shipping services for CFR and CIF contracts should be considered as a separate performance obligation in which a proportion of the transaction price would be allocated and recognized over time as the shipping services are provided. The impact on the timing of revenue recognition of the proportion that would have been allocated to the shipping service to the Company's income statement for the year ended December 31, 2018 is deemed not significant. Therefore, such revenue has not been presented separately in these financial statements. - Provisionally priced commodities sales - Under IFRS 9 and 15, the treatment of the provisional pricing mechanisms embedded within the provisionally priced commodities sales remains unmodified. Therefore, these revenues are recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sales mechanism embedded within these sale arrangements has the character of a derivative. The fair value of the sales price adjustment is recognized as operat ional revenue in the income statement. Overall, there was no material impact on the Company’s financial statement from the IFRS 15 adoption for the year ended December 31, 2018. e) Accounting standards issued but not yet effective – IFRS 16 Lease – IFRS 16 was issued in January 2016. It will result in vast majority of leases being recognized in the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to u se the leased item) and a financial liability to pay rentals are recognized. There are recognition exemptions for short-term leases and leases of low-value items. The Company will apply the standard from its mandatory adoption date of January 1, 2019. Vale will appl y the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right -of-use assets will be measured at the amount of the lease liability on adoption. As at December 31, 2018, the Company has non-cancellable operating lease commitments in the nominal amount of R$9,676 (note 32). The Company has set up a project team which has reviewed these leasing commitments over the last year in light of the new lease accounting rules in IFRS 16. Of these commitments, the Company expects to recognize right-of-use assets and lease liabilities an amount ranging from R$6.8 billion to R$7.9 billion at present value on January 1, 2019, an amount ranging from R$900 to R$1 billion on current liabilities and R$5.9 billion to R$6.9 billion on non-current liabilities. 18

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated The actual impacts of adopting the standard may be subject to further changes because the Company has not finalized the testi ng, assessment of controls over its new IT systems and the new accounting policies are subject to change until the Company presents its first financial statements from the date of initial application. The Company has not early adopted any standards and interpretations that have been issued or amended but are not yet effectiv e for the year ended December 31, 2018. Therefore, there are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods. f) Critical accounting estimates and judgments The preparation of financial statements requires the use of critical accounting estimates and the application of judgment by management in applying the Company’s accounting policies. These estimates are based on the experience, best knowledge, information available at the statement of financial position date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to the revision of these estim ates. Actual future results may differ from the estimates. The significant estimates and judgments applied by Company in the preparation of these financial statements are as follows: 7 Deferred revenue 16 Consolidation 20 Impairment of non-current assets 24 Fair values estimate 28 Litigation 19 29Employee post-retirement obligations 27Asset retirement obligations 22Liabilities related to associates and joint ventures 19Mineral reserves and mines useful life 8Deferred income taxes NoteSignificant estimates and judgments

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated 3. Brumadinho’s dam failure On January 25, 2019 (subsequent event), a breach has been experienced in the Dam I of the Córrego do Feijão mine, which belon gs to the Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brasil (“Brumadinho dam”). This dam was inactive since 2016 (without additional tailings disposal) and there was no other operational activity in this structure. Due to the dam failure, 306 people lost their lives or are missing and ecosystems were affected. Around 11.7 million metric tons of iron ore waste were contained in the Brumadinho dam. It is not yet known the exact volume of iron ore waste that was released due to the dam failure. The tailings contained in the Dam I have caused an impact of around 270 km in extension, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The Paraopeba river and its ecosystems have al so been impacted by the event. The Company has not been sparing efforts to support the victims and to mitigate and recover the social and environmental damages resulting from the breach of the dam. Vale has provided support in multiple ways, aiming to ensure the humanitarian assistance to those affected by the dam breach. To determine the causes for the event, Vale has engaged a panel of independent experts. Furthermore, the Company established three Extraordinary Independent Consulting Committees to support the Board of Directors, which are composed by independent members that are unrelated to the management or to the Company’s operations to ensure that the initiatives by the committees be unbiased. Following are the committees: (i) The Extraordinary Independent Consulting Committee for Investigation (“CIAEA”), dedicated to investigating the causes and responsibilities for the Brumadinho dam breach; (ii) The Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”), dedicated to follow -up on the measures taken to support the victims and the recovery of the areas affected by the breach of the Brumadinho dam, assuring that all necessary resources will be applied; and (iii) The Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”), which will provide support to the Board of Directors in questions related to the diagnosis of safety conditions, management and risk mitigation related to Vale’s tailings dams, also providing recommendations of actions to strengthen safety conditions of those dams. In addition, Vale has determined the suspension (i) of the variable remuneration of its executives; (ii) the Shareholder’s Remuneration Policy and (iii) any other resolution related to shares buyback. The Company paid the shareholders in anticipation of the remuneration for the year, the amount of R$7,694 in September 2018, approved by the Board of Directors on July 25, 2018. This payment was higher than the minimum mandatory remuneration for the year ended December 31, 2018 and consequently no additional dividends to shareholders is required (note 30). a) Financial impacts arising from the dam failure The Company has concluded for the purpose of these financial statements that the dam breach and the following events are not a condition that existed at the end of the reporting period, and therefore does not require adjustments in the book values reco gnized in the financial statements prepared for the year ended December 31, 2018. Therefore, all accounting impacts will be re corded in 2019. At the current stage of the investigations, assessments of the causes and possible third parties lawsuits, it is not possible to have a reliable measure of all cost that the Company may incur for the purpose of disclosure in the financial statements. The amounts that are being disclosed took into consideration the best estimates by the Company´s management. i) Operation stoppages and de-characterization of the upstream dams On January 29, 2019 the Company has informed the market and Brazilian authorities its decision to speed up the plan to “de-characterize” all of its tailings dams built by the upstream method (same method as Brumadinho dam), located in Brazil. The “de-characterizing” means that the structure will be dismantled and will no longer have its original operational characteristics. 20

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated The Company is developing specific studies for the de-characterization of these dams which will be submitted for approval by the relevant authorities when concluded, in accordance with regulations and legal requirements. The estimate on January 29, 2019, based on a preliminary assessment, resulted in a total amount of R$5 billion assuming the removal and reprocessing of all tailings contained in the upstream dams, followed by the fully recovery of the sites in the “de-characterization” method. Before the event, the decommissioning plans of these dams were based on a method which aimed to ensure the physical and chemical stability of the structures, not necessarily, in all cases, removing and reprocessing the tailings contained in the dams. Since the event, the Company has been working on an individual detailed engineering plans to each of these dams to allow the total de-characterization of the structures. The Company is still developing the revised estimate for the costs to de-characterize the upstream dams and, therefore, the additional amount to the provision that will be recognized and disclosed in 2019 could not be reliab ly estimated. In order to carry out safely the de-characterization of the dams, the Company has temporarily stopped the production of the units where the upstream dams are located, as already disclosed to the market. The stoppage results in a reduction in production of approximately 40 million tons of iron ore on annual basis. In addition, the Company has other operations that are temporarily suspended due to judicial decisions or technical analysis performed by the Company on the dams, which represents a potential reduction in sales of 52.8 million tons of iron ore. The Company is working on legal and technical measures to resume these operations. For reference, the Company sold 365 million tons of iron ore and pellets in 2018. Due to the dam failure and review undertaken on the safety requirements for other dams in the Minas Gerais region, when necessary people were placed in temporary accommodation. ii) Assets write-offs Following the event and the decision to speed up the de-characterization of the upstream dams, the Company will write-off assets of the Córrego do Feijão mine and those related to the upstream dams in Brazil, resulting in a loss of R$480 in 2019, which will impact the Company's balance sheet and income statement. iii) Framework Agreements The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. As a result, the Company has started negotiations and entered into agreements with the relevant authorities a nd affected people. Public Ministry of Labor On February 15, 2019, Vale entered into a preliminary agreement with the Public Ministry of Labor to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation. Under the terms of the agreement, Vale will maintain the jobs of its direct employees until December 31, 2019 and will either assist terminated third party employees with a replacement or pay their salaries until December 31, 2019. The Company will also keep paying wages regularly to the missing people until the authorities have considered them as fatal victims of the event and will pay to the families of the fatal victims an amount equivalent to two thirds of their wages until December 31, 2019 or until Vale reaches the final agreement with the Public Ministry of Labor. Under the terms proposed by Vale and considering the uncertainties related to the necessary procedures to estimate the amount to be spent, including the number of individuals entitled to indemnification, the Company has estimated that this agreement will result in a provision of approximately R$850 in 2019. Moreover, the Company will provide a lifelong medical insurance benefit to the widows and widowers and a similar benefit to the dependents of the victims until they are 22 years old. Due to the preliminary stage of this agreement and considering the complexity of an actuarial estimate, it is not possible yet to determine a range of outcomes or reliable esti mates and, therefore, the amount of the provision related to this obligation could not be estimated. The Company expects to have this information during the course of 2019. 21

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated Brazilian Federal Government, State of Minas Gerais, Public Prosecutors and Public Defendants On a judicial hearing that took place on February 20, 2019, in the scope of the public civil action n ° 5010709 -36.2019.8.13.0024, in process of the 6th Public Treasury Lower Court of Belo Horizonte, Vale entered into a preliminary agreement with the State of Minas Gerais, Federal Government and representatives of Public Authorities in which the Company commits to make emergency indemnification payments to the residents of Brumadinho and the communities that are located up to one kilometer from the Paraopeba river bed, from Brumadinho to the city of Pompéu, subject to registration. Due to this agreement, the Company will anticipate indemnification to each family member through monthly payments during a 12-month period, which changes based, among other factors, on the age of the beneficiary. The Company has initially estimated a provision ranging from R$1 billion to R$2 billion related to these payments, depending on the number of beneficiaries that will be registered. The agreement also includes the following measures: (i) independent technical assistance to support on the individual indemnities of those affected, if requested; and (ii) reimbursement or direct funding of the extraordinary expenses of the State of Minas Ge rais and its governmental bodies due to the dam failure, including transportation, accommodation and food expenses of the employees involved in the rescue and other emergency actions. The respective amounts are still being estimated by the State of Minas Ge rais and will be presented in Court. iv) Donations and other incurred expenses Donations Vale has offered donations of R$100 thousand to each of the families with missing members or affected by fatalities, R$50 thousand to families that resided in the Self-Saving Zone (“ZAS”) near to Brumadinho dam, R$15 thousand to business owners of the region and R$5 thousand for each family that resided in the ZAS of Sul Superior dam, which belongs to the Gongo Soco mine, in Barão de Cocais. The estimated amount spent to date is around R$62. These humanitarian donations will not be subject to any compensation with eventual indemnification obligations that the Company may have with its beneficiaries. Vale also entered into an agreement with the Brumadinho city, in which the Company will donate to the city an amount of approximately R$80 over the next 2 years. Environment and fauna The Company is building a retention dike for the tailings on the affected areas. The Company has also installed anti-turbidity barriers for sediment retention alongside the Paraopeba River. In addition, Vale has mobilized cleaning, de-sanding and dredging the Paraopeba river channel. Daily collection points of water and barriers for sediment retention were installed alongside the Paraopeba River, Três Maias reservoir and São Francisco river. Vale also has set up an exclusive structure for treatment of the rescued animals, enabling emergency care and recovery before the animals are authorized, after veterinarian assessment, to be returned to their tutors. Furthermore, the Company has agreed to pay the administrative fines imposed by the State Secretary for Environment and Sustainable Development – SEMAD MG, in the total approximated amount of R$99. The Company has incurred the following expenses up to the present moment: 2019 Administrative sanctions 99 Drilling and infrastructure 20 Medical aid and other materials 9 Others (*) 85 (*) Includes expenses with communication, accommodation, humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. 22 300 Fuel and transportation8 Environmental recovery17 Donations to the affected people and to the city62 Incurred expenses

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated Off the events identified at this stage, a significant portion has not been disbursed or measured. The total costs incurred with Vale's employees dedicated to providing support with matters related to the event (including wages), equipment and materials were not measured yet. b) Contingencies and other legal matters Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigations. New contingencies are expected to come in the future. Vale is still evaluating these contingencies and will recognize a provision based on the stage of these claims. Due to the preliminary stage of the investigations and claims, it is not possible to determine a range of reliable results or estimates of potential exposure related to dam breach at this point in time. Lawsuits On January 27, 2019, following the injunctions granted upon the requests of the Public Prosecutors of the State of Minas Gera is and the State of Minas Gerais, the Company had restricted R$11 billion on its bank accounts to take the necessary measures to reassure the stability of the other dams of the Córrego do Feijão Mine Complex, provide accommodation and assistance to the affected people, remediate environmental impacts, among other obligations. On January 31, 2019, the Public Ministry of Labor filed a Public Civil Action and a couple of preliminary injunctions were granted determining the freezing of R$1.6 billion on the Company’s bank accounts to secure the indemnification of direct and third -party employees that worked in the Córrego de Feijão mine at the time of the Brumadinho dam breach. On March 18, 2019 the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and a preliminary injunction was granted to freeze R$1 billion of the Company’s assets, aiming to grant funds that could be required to indemnify for losses that may arise from the evacuation of the community of Sebastião de Águas Claras – Macacos community. On March 25, 2019, the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and a preliminary injunction was granted to freeze R$2.95 billion of the Company’s assets, to grant funds that might be required to indemnify for losses that may arise from evacuation of the communities in Gongo Soco, Barão de Cocais. In total, approximately R$16.9 billion of the Company's assets were blocked, of which approximately R$468 were freeze on the Company’s bank accounts, R$12.6 billion were converted into judicial deposits and R$3.75 billion was guaranteed using 75,312,728 treasury shares out of the 158,216,372 treasury shares held by Vale as at December 31,2018. Other collective and individual claims related to the Brumadinho dam breach were filed. Some collective claims were extinguished by the applicable court. Administrative sanctions In addition, the Company was notified of the imposition of administrative fines by Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of R$250 and a daily fine of R$100 thousand, drawn up on February 7, 2019, which Vale has presented defenses against all of them. In addition, the Brumadinho Municipal Department of the Environment ha s also imposed fines totaling approximately R$108, which the Company has also presented a defense. U.S. Securities class action suits Vale and certain of its current officers have been named as defendants in securities class action complaints in Federal Courts in New York brought by holders of Vale’s securities under U.S. federal securities laws. The complaints allege that Vale made false and misleading statements or omitted to make disclosures concerning the risks and potential damage of a breach of the dam in the Córrego de Feijão mine. The plaintiffs have not specified an amount of alleged damages in these complaints. Vale intends to defend these actions and mount a full defense against these claims. As a consequence of the preliminary nature of these proceedings, it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time, and the amount of provision that will be recognized in 2019 could not be estimated. The Company is negotiating with insurers under its operational risk, general liability and engineering risk policies, but the se negotiations are still at a preliminary stage. Any payment of insurance proceeds will depend on the coverage definitions unde r these policies and assessment of the amount of loss. In light of the uncertainties, no indemnification to the Company was recogni zed in Vale’s financial statements. 23

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

4. Information by business segment and by geographic area

The Company operated the following reportable segments during this year: Ferrous Minerals, Coal, Base Metals and Fertilizers (presented as discontinued operations). The segments are aligned with products and reflect the structure used by Management to evaluate Company's performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted LAJIDA (EBITDA).

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

The main activities of the operating segments are as follows:

Ferrous minerals – comprise of the production and extraction of iron ore, iron ore pellets, manganese, ferroalloys, other ferrous products and its logistic services.

Coal – comprise of the production and extraction of metallurgical and thermal coal and its logistic services.

Base metals - include the production and extraction of nickel and its by-products (copper, gold, silver, cobalt, precious metals and others) and copper, as well as their by-products (gold and silver).

Fertilizers (Discontinued operations) - include the production of potash, phosphate, nitrogen and other fertilizer products (note 14).

a) Adjusted LAJIDA (EBITDA)

The definition of adjusted LAJIDA (EBITDA) for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) special events (note 4b).

The Company allocate in "Others" the sales and expenses of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

In 2018, the Company has allocated general and corporate expenses to "Others" as these are not directly related to the performance of each business segment. The comparative periods were restated to reflect this change in the allocation criteria.

							Consolidated
	Year ended December 31, 2018						
	Net operating revenue	Cost of goods sold and services rendered	Selling, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals							
Iron ore	75,056	(33,356)	(281)	(403)	(418)	108	40,706
Iron ore Pellets	24,389	(12,427)	(39)	(98)	(71)	582	12,336
Ferroalloys and manganese	1,660	(1,065)	(11)	(4)	-	-	580
Other ferrous products and services	1,737	(1,147)	(16)	(3)	(3)	28	596
	102,842	**(47,995)**	**(347)**	**(508)**	**(492)**	**718**	**54,218**
Coal	**6,025**	**(5,811)**	**(33)**	**(75)**	**-**	**511**	**617**
Base metals							
Nickel and other products	16,855	(11,213)	(173)	(141)	(120)	-	5,208
Copper	7,672	(3,502)	(14)	(68)	-	-	4,088
	24,527	**(14,715)**	**(187)**	**(209)**	**(120)**	**-**	**9,296**
Others	1,089	(961)	(2,738)	(584)	(76)	204	(3,066)
Total of continuing operations	**134,483**	**(69,482)**	**(3,305)**	**(1,376)**	**(688)**	**1,433**	**61,065**
Discontinued operations (Fertilizers)	**397**	**(393)**	**(15)**	**-**	**-**	**-**	**(11)**
Total	**134,880**	**(69,875)**	**(3,320)**	**(1,376)**	**(688)**	**1,433**	**61,054**

24

VALE

Notes to the Financial Statements

Expressed in millions of Brazilian reais, unless otherwise stated

							Consolidated
							Year ended December 31, 2017
	Net operating revenue	Cost of goods sold and services rendered	Selling, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals							
Iron ore	59,206	(25,438)	32	(281)	(576)	100	33,043
Iron ore Pellets	18,043	(9,191)	(29)	(62)	(23)	263	9,001
Ferroalloys and manganese	1,501	(890)	(26)	-	(12)	-	573
Other ferrous products and services	1,541	(978)	39	(6)	(2)	63	657
	80,291	**(36,497)**	**16**	**(349)**	**(613)**	**426**	**43,274**
Coal	**5,003**	**(4,326)**	**(39)**	**(45)**	**(14)**	**574**	**1,153**
Base metals							
Nickel and other products	14,914	(10,985)	(149)	(155)	(238)	-	3,387
Copper	7,052	(3,126)	(49)	(43)	-	-	3,834
	21,966	**(14,111)**	**(198)**	**(198)**	**(238)**	**-**	**7,221**
Others	**1,272**	**(1,197)**	**(2,522)**	**(494)**	**(28)**	**313**	**(2,656)**
Total of continuing operations	**108,532**	**(56,131)**	**(2,743)**	**(1,086)**	**(893)**	**1,313**	**48,992**
Discontinued operations (Fertilizers)	**5,572**	**(5,124)**	**(327)**	**(39)**	**(80)**	**10**	**12**
Total	**114,104**	**(61,255)**	**(3,070)**	**(1,125)**	**(973)**	**1,323**	**49,004**

							Consolidated
							Year ended December 31, 2016
	Net operating revenue	Cost of goods sold and services rendered	Selling, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals							
Iron ore	54,187	(22,817)	(894)	(308)	(521)	35	29,682
Iron ore Pellets	13,198	(6,932)	(121)	(45)	(77)	359	6,382
Ferroalloys and manganese	1,031	(793)	-	(1)	(39)	-	198
Other ferrous products and services	1,513	(933)	(13)	(5)	(12)	-	550
	69,929	**(31,475)**	**(1,028)**	**(359)**	**(649)**	**394**	**36,812**
Coal	**2,882**	**(3,090)**	**248**	**(50)**	**(137)**	**-**	**(147)**
Base metals							
Nickel and other products	15,504	(11,145)	2	(268)	(399)	13	3,707
Copper	5,770	(3,198)	(51)	(17)	-	-	2,504
Other base metals products	-	-	480	-	-	-	480
	21,274	**(14,343)**	**431**	**(285)**	**(399)**	**13**	**6,691**
Others	**548**	**(889)**	**(1,963)**	**(404)**	**(4)**	**262**	**(2,450)**
Total of continuing operations	**94,633**	**(49,797)**	**(2,312)**	**(1,098)**	**(1,189)**	**669**	**40,906**
Discontinued operations (Fertilizers)	**6,470**	**(5,315)**	**(298)**	**(75)**	**(58)**	**12**	**736**
Total	**101,103**	**(55,112)**	**(2,610)**	**(1,173)**	**(1,247)**	**681**	**41,642**

25

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Adjusted LAJIDA (EBITDA) is reconciled to net income (loss) as follows:

From continuing operations

	Consolidated		
	Year ended December 31		
	2018	2017	2016
Net income from continuing operations	26,084	20,278	17,455
Depreciation, depletion and amortization	12,240	11,842	12,107
Income taxes	(966)	4,607	9,567
Financial results, net	18,058	9,650	(6,302)
LAJIDA (EBITDA)	55,416	46,377	32,827
Items to reconciled LAJIDA (EBITDA) adjusted			
Equity results and other results in associates and joint ventures, net of dividends received	2,126	1,590	3,911
Special events (note 4 b)	3,523	1,025	4,168
Adjusted LAJIDA (EBITDA) from continuing operations	61,065	48,992	40,906

From discontinued operations

	Consolidated		
	Year ended December 31		
	2018	2017	2016
Loss from discontinued operations	(310)	(2,608)	(4,159)
Depreciation, depletion and amortization	-	4	1,197
Income taxes	(134)	(324)	(2,134)
Financial results, net	18	89	(69)
LAJIDA (EBITDA)	(426)	(2,839)	(5,165)
Items to reconciled LAJIDA (EBITDA) adjusted			
Equity results in associates and joint ventures, net of dividends received	-	18	2
Impairment of non-current assets	415	2,833	5,899
Adjusted LAJIDA (EBITDA) from discontinued operations	(11)	12	736

b) Special events occurred during the year

Special events are gains or losses recognized in the Company's operating results that are not related to the performance of the business segments. The Company excludes special events from adjusted LAJIDA (EBITDA) to keep the segment performance analysis comparable with prior periods.

The special events identified by the Company are as follows:

	Consolidated		
	Year ended December 31		
	2018	2017	2016
Result in disposal of assets (note 19)	(1,283)	(1,580)	(228)
Nacala Logistic Corridor (note 16)	-	1,438	-
Impairment and onerous contracts (note 20)	(2,240)	(883)	(3,940)
Total	(3,523)	(1,025)	(4,168)

c) Assets by segment

						Consolidated
	December 31, 2018			December 31, 2017		
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)
Ferrous minerals	8,562	7,030	121,572	5,859	6,358	119,429
Coal	461	1,228	6,157	271	1,048	5,686
Base metals	4,443	54	82,515	3,336	43	78,080
Others	45	4,183	8,087	20	4,353	6,434
Total	13,511	12,495	218,331	9,486	11,802	209,629

26

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

									Consolidated
									Year ended December 31
			2018			2017			2016
	Capital expenditures (ii)			Capital expenditures (ii)			Capital expenditures (ii)		
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	5,793	2,925	6,109	3,821	4,732	5,463	3,081	8,303	5,299
Coal	492	82	921	235	141	934	502	1,634	632
Base metals	4,442	119	4,934	3,069	162	5,076	3,659	14	5,717
Others	20	26	276	11	65	369	8	142	459
Total	10,747	3,152	12,240	7,136	5,100	11,842	7,250	10,093	12,107

(i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of R$7,133 and R$7,022 in December 31, 2018 and R$7,133 and R$6,460 in December 31, 2017, respectively.
(ii) Cash outflows.

d) Investment in associates and joint ventures, intangible and property, plant and equipment by geographic area

								Consolidated
				December 31, 2018				December 31, 2017
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	10,089	22,764	113,252	146,105	9,900	20,615	113,162	143,677
Canada	-	7,578	38,381	45,959	-	7,005	36,277	43,282
Americas, except Brazil and Canada	957	-	-	957	663	-	-	663
Europe	-	-	1,419	1,419	-	-	1,303	1,303
Indonesia	-	3	10,757	10,760	-	-	9,220	9,220
Asia, except Indonesia	1,449	-	3,972	5,421	1,239	-	3,638	4,877
Australia	-	-	-	-	-	-	149	149
New Caledonia	-	-	10,833	10,833	-	-	9,809	9,809
Mozambique	-	505	5,653	6,158	-	472	5,067	5,539
Oman	-	-	3,211	3,211	-	2	2,873	2,875
Other regions	-	-	3	3	-	-	37	37
Total	12,495	30,850	187,481	230,826	11,802	28,094	181,535	221,431

e) Net operating revenue by geographic area

					Consolidated
					Year ended December 31, 2018
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	2,988	-	2,410	-	5,398
United States of America	1,429	-	3,464	44	4,937
Germany	4,091	-	1,967	-	6,058
Europe, except Germany	8,154	1,603	6,559	-	16,316
Middle East/Africa/Oceania	9,450	548	91	-	10,089
Japan	7,597	608	1,861	-	10,066
China	53,120	-	3,163	-	56,283
Asia, except Japan and China	6,648	2,817	4,011	-	13,476
Brazil	9,365	449	1,001	1,045	11,860
Net operating revenue	102,842	6,025	24,527	1,089	134,483

					Consolidated
					Year ended December 31, 2017
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	1,896	-	3,218	221	5,335
United States of America	1,137	-	2,784	262	4,183
Germany	3,481	-	933	-	4,414
Europe, except Germany	5,499	1,275	6,347	35	13,156
Middle East/Africa/Oceania	5,640	543	41	-	6,224
Japan	6,150	409	1,277	-	7,836
China	43,005	-	1,842	-	44,847
Asia, except Japan and China	4,251	2,268	4,927	-	11,446
Brazil	9,232	508	597	754	11,091
Net operating revenue	80,291	5,003	21,966	1,272	108,532

27

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

					Consolidated
					Year ended December 31, 2016
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	1,167	72	4,079	-	5,318
United States of America	792	-	2,602	81	3,475
Germany	3,719	-	1,053	-	4,772
Europe, except Germany	5,107	723	5,381	59	11,270
Middle East/Africa/Oceania	4,266	329	72	1	4,668
Japan	4,464	432	1,123	-	6,019
China	41,135	223	2,420	-	43,778
Asia, except Japan and China	3,125	1,052	4,053	-	8,230
Brazil	6,154	51	491	407	7,103
Net operating revenue	69,929	2,882	21,274	548	94,633

Accounting policy

Vale recognizes revenue when the control of a good or service transfers to a customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Net revenue excludes any applicable sales taxes.

Depending on the contract, sales revenue can be recognized when the product is available at the loading port, loaded on the ship, at the port of discharge or at the customer's warehouse. Service revenues are recognized in the amount by which the services are rendered and accepted by the customer.

Generally, the contract payment terms consider the upfront payments or the use of credit letters. The payment terms do not have a significant financing component and were not changed from previous years. In some cases, the sale price is determined on a provisional basis at the date of sale and adjustments to the sale price subsequently occur based on movements in the quoted market or contractual prices up to the date of final pricing. Revenue is recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sale mechanism embedded within these sale arrangements has the character of a derivative. Accordingly, the fair value of the final sale price adjustment is re-estimated continuously and changes in fair value are recognized as operational revenue in the income statement.

Commodity price risk – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price. The selling price of these products can be measured reliably at each period, since the price is quoted in an active market.

As of December 31, 2018, the Company had 27 million tons (2017: 33 million tons) provisionally priced based on iron ore forward prices and 78 thousand tons (2017: 106 thousand tons) provisionally priced based on copper forward prices. The final price of these sales will be determined during the first quarter of 2019. A 10% change in the price of iron ore realized on the provisionally priced sales, with all other factors held constant, would increase or reduce net income by R$719. A 10% change in the price of copper realized on the provisionally priced sales, with all other factors held constant, would increase or reduce net income by R$218.

28

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

5. Costs and expenses by nature

a) Cost of goods sold and services rendered

			Consolidated		Parent company
					Year ended December 31
	2018	2017	2016	2018	2017
Personnel	8,346	7,332	7,222	4,615	3,986
Materials and services	14,554	12,183	10,808	6,248	5,504
Fuel oil and gas	5,646	4,197	4,280	3,703	2,869
Maintenance	10,253	9,899	9,487	7,250	6,926
Energy	3,301	3,078	2,406	1,688	1,463
Acquisition of products	1,883	1,728	1,762	760	652
Depreciation and depletion	11,719	11,126	11,346	5,693	5,078
Freight	15,972	10,717	8,641	158	106
Others	9,527	6,997	5,191	8,936	6,743
Total	81,201	67,257	61,143	39,051	33,327
Cost of goods sold	79,074	65,300	59,409	37,601	31,991
Cost of services rendered	2,127	1,957	1,734	1,450	1,336
Total	81,201	67,257	61,143	39,051	33,327

b) Selling and administrative expenses

			Consolidated		Parent company
					Year ended December 31
	2018	2017	2016	2018	2017
Personnel	771	747	727	490	514
Services	338	259	248	180	152
Depreciation and amortization	225	292	414	115	185
Others	583	399	366	174	108
Total	1,917	1,697	1,755	959	959

c) Other operating expenses, net

			Consolidated		Parent company
					Year ended December 31
	2018	2017	2016	2018	2017
Provision for litigation	681	540	487	464	423
Profit sharing program	674	476	252	435	307
Others	258	322	198	264	163
Total	1,613	1,338	937	1,163	893

29

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

6. Financial result

	Consolidated			Parent company	
				Year ended December 31	
	2018	2017	2016	2018	2017
Financial income					
Short-term investments	661	560	336	149	208
Others	888	972	270	133	156
	1,549	1,532	606	282	364
Financial expenses					
Loans and borrowings gross interest	(4,301)	(5,418)	(6,152)	(4,953)	(5,606)
Capitalized loans and borrowing costs	704	1,179	2,291	700	1,176
Participative stockholders' debentures	(1,871)	(1,982)	(1,456)	(1,871)	(1,982)
Interest on REFIS	(737)	(1,262)	(1,787)	(698)	(1,236)
Others	(2,189)	(3,029)	(2,191)	(851)	(1,855)
	(8,394)	(10,512)	(9,295)	(7,673)	(9,503)
Other financial items					
Net foreign exchange gains (losses) on loans and borrowings	(9,721)	(802)	17,734	(9,104)	(678)
Derivative financial instruments	(1,006)	1,460	4,172	(589)	1,285
Other net foreign exchange gains (losses)	1,484	(698)	(6,388)	1,177	(191)
Net indexation losses	(1,970)	(630)	(527)	(1,543)	(638)
	(11,213)	(670)	14,991	(10,059)	(222)
Financial results, net	(18,058)	(9,650)	6,302	(17,450)	(9,361)

a) Hedge in foreign operations

As at January 1, 2017, Vale S.A., which the functional currency is Reais, designated its debts in US$ and Euro, as an instrument in a hedge of its investment in foreign operations (Vale International S.A. and Vale International Holding GmbH; hedging objects) to mitigate part of the foreign exchange risk on financial statements. Further details are disclosed in note 25.

b) Net investment in the foreign operation

From January 1, 2019 (subsequent event), the Company will consider certain long-term loans payable to Vale International S.A., for which settlement is neither planned nor likely to occur in the foreseeable future, as part of its net investment in the foreign operation. The foreign exchange differences arising on the monetary item, forming part of the net investment in the foreign operation, will be recognized in other comprehensive income and reclassified from stockholders' equity to income statement on disposal or partial disposal of the net investment. Therefore, upon adoption the effect of net foreign exchange gains or losses in the income statement is expected to reduce.

Accounting policy

Transactions in foreign currencies - Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the transaction date. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as "financial income or expense". The exceptions are transactions related to qualifying net investment hedges or items that are attributable to part of the net investment in a foreign operation, for which gains and losses are recognized in the statement of comprehensive income.

30

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated 7. Streaming transactions Cobalt streaming In June 2018, the Company entered into two different agreements, one with Wheaton Precious Metals Corp (“Wheaton”) and the other with Cobalt 27 Capital Corp. (“Cobalt 27”), to sell a stream equivalent to 75% of the cobalt extracted as a by-product from the Voisey’s Bay mine, in Canada, starting on January 1, 2021. Furthermore, the Company restarted the Voisey’s Bay underground mine expansion project, which is going to increase the expected useful life of Voisey’s Bay mine from 2023 to 2034. The first year of underground production is expected to be 2021, when the current operations on the open pit mine begin to ramp down. Upon completion of the transaction, the Company received an upfront payment of R$2,603 (US$690 million) in cash, R$1,471 (US$390 million) from Wheaton and R$1,132 (US$300 million) from Cobalt 27, which has been recorded as other non-current liabilities. Vale will receive additional payments of 20%, on average, of the market reference price for cobalt, for each pound of finished cobalt delivered. Thus, from January 1, 2021 onwards, Wheaton and Cobalt 27 will be entitled to receive 42.4% and 32.6%, respectively, of cobalt equivalent to the production from the Voisey's Bay mine, while Vale remains exposed to approximately 40% of the cobalt economic exposure, as Vale retains the rights to 25% of the future cobalt production and will receive 20% additional payments for the cobalt stream. The estimated result of the sale of the mineral rights is not expected to be significant and it will be accounted for once certain production thresholds have been met at Voisey’s Bay mine. Gold streaming In August 2016, the Company made an amended to the gold transaction entered into to 2013 with Wheaton Precious Metals Corp (“Wheaton”) to include in each contract an additional 25% of the gold extracted as by-product over a lifetime of the Salobo copper mine. Hence, Wheaton holds the rights to 75% of the contained gold in the copper concentrated from the Salobo mine and 70% of the gold extracted as a by-product of the Sudbury nickel mines. The transactions were bifurcated into two identifiable components (i) the sale of the mineral rights recognized in the income statement under “Other operating income (expenses), net” and, (ii) the deferred revenue (liability) related to the services for gold extraction on the portion in which Vale operates as an agent for Wheaton gold extraction. The Company recognized R$480 in the income statement for the year ended December 31, 2016, related to the sale of mineral rights from the additional transaction in August 2016. Critical accounting estimates and judgments Defining the gain on sale of mineral interest and the deferred revenue portion of the gold transaction requires the use of critical accounting estimates as follows: - Discount rates used to measure the present value of future inflows and outflows; - Allocation of costs between nickel or copper and gold based on relative prices; - Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company’s best estimate. 31

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

8. Income taxes

a) Deferred income tax assets and liabilities

	Consolidated		Parent company	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Taxes losses carryforward	18,917	14,791	10,654	6,994
Temporary differences:				
Employee post retirement obligations	2,610	2,263	822	586
Provision for litigation	1,586	1,510	1,524	1,435
Timing differences arising on assets	4,857	4,195	3,671	3,319
Fair value of financial instruments	2,084	1,816	2,084	1,816
Allocated goodwill	(9,022)	(8,048)	-	-
Goodwill amortization	(1,527)	(948)	(1,527)	(948)
Others	1,326	693	308	998
	1,914	1,481	6,882	7,206
Total	20,831	16,272	17,536	14,200
Assets	26,767	21,959	17,536	14,200
Liabilities	(5,936)	(5,687)	-	-
	20,831	16,272	17,536	14,200

Changes in deferred tax are as follows:

			Consolidated	Parent company
	Assets	Liabilities	Deferred taxes, net	Deferred taxes, net
Balance at December 31, 2016	23,931	5,540	18,391	15,299
Utilization of taxes losses carryforward	(6,615)	-	(6,615)	(3,316)
Timing differences arising on assets	335	-	335	421
Fair value of financial instruments	1,222	-	1,222	(105)
Allocated goodwill	-	(369)	369	-
Others	2,746	-	2,746	2,043
Effect in income statement	(2,312)	(369)	(1,943)	(957)
Transfers between asset and liabilities	131	131	-	-
Translation adjustment	118	350	(232)	-
Other comprehensive income	(233)	35	(268)	224
Effect of discontinued operations				
Effect in income statement	324	-	324	(366)
Balance at December 31, 2017	21,959	5,687	16,272	14,200
Taxes losses carryforward	2,822	-	2,822	3,660
Timing differences arising on assets	598	-	598	352
Fair value of financial instruments	538	-	538	538
Allocated goodwill	-	(159)	159	
Others	(345)		(345)	(1,038)
Effect in income statement	3,613	(159)	3,772	3,512
Transfers between asset and liabilities	(253)	(253)	-	-
Translation adjustment	1,011	579	432	-
Other comprehensive income	429	82	347	(191)
Effect of discontinued operations				
Effect in income statement	48	-	48	15
Transfer to net assets held for sale	(40)	-	(40)	-
Balance at December 31, 2018	26,767	5,936	20,831	17,536

The tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year. The local profits of subsidiaries abroad are also taxed in Brazil and there is no restriction on their offset against tax losses generated previously by the foreign entity or by the Parent Company.

32

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Income tax reconciliation – Income statement

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Consolidated			Parent company	
				Year ended December 31	
	2018	2017	2016	2018	2017
Income before income taxes	25,118	24,885	27,022	23,627	22,328
Income taxes at statutory rates - 34%	(8,540)	(8,461)	(9,187)	(8,033)	(7,592)
Adjustments that affect the basis of taxes:					
Income tax benefit from interest on stockholders' equity	3,174	2,329	291	3,174	2,329
Tax incentives	2,112	1,175	1,130	1,529	750
Equity results	389	99	378	1,811	1,903
Additions (reversals) of tax loss carryforward (i)	5,814	315	(952)	4,189	(962)
Unrecognized tax losses of the year	(1,711)	(1,389)	(2,465)	-	-
Nondeductible effect of impairment	(92)	(138)	(325)	-	-
Others	(180)	1,463	1,563	(330)	1,457
Income taxes	966	(4,607)	(9,567)	2,340	(2,115)

(i) In 2018, the Company recognized tax loss carryforward from tax losses of subsidiary abroad.

c) Tax incentives

In Brazil, Vale has tax incentives to partially reduce the income tax generated by the operations conducted in the North and Northeast regions that includes iron ore, manganese, copper and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and takes into account the allocation of tax operating income into different incentives applicable to different tranches of production during the periods specified for each product, usually 10 years. Most of our incentives are expected to expire up to 2024 and the last recognized tax incentive will expire in 2027. An amount equal to that obtained with the tax saving must be appropriated in retained earnings reserve account in stockholders' equity, and cannot be distributed as dividends to stockholders.

In addition to those incentives, the amount equivalent to 30% of the income tax due, can be reinvested in the acquisition of new machinery and equipment, subject to subsequent approval by the regulatory agency responsible, Superintendência de Desenvolvimento da Amazônia ("SUDAM") and/or the Superintendência de Desenvolvimento do Nordeste ("SUDENE"). The reinvestment subsidy is accounted in retained earnings reserve account, which restricts the distribution as dividends to stockholders. This tax incentive will expire in 2023.

Vale is subject to the revision of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

d) Income taxes - Settlement program ("REFIS")

The balance mainly relates to REFIS to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As December 31, 2018, the balance of R$16,852 (R$1,673 as current and R$15,179 as non-current) is due in 118 remaining monthly installments, bearing interest at the SELIC rate (Special System for Settlement and Custody), while at December 31, 2017, the balance was R$17,780 (R$1,604 as current and R$16,176 as non-current).

As at December 31, 2018, the SELIC rate was 6.50% per annum (7.00% per annum at December 31, 2017).

33

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated Accounting policy The recognition of income taxes as deferred taxes is based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as tax losses carryforwards. The deferred income tax assets and liabilities are offset when there is a legally enforceable right on the same taxable entity. The deferred tax assets arising from tax losses and temporary differences are not recognized when is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized. Income taxes are recognized in the income statement, except for items recognized directly in stockholders’ equity. The provision for income tax is calculated individually for each entity of the Company based on Brazilian tax rates, on an accrual basis, by applying the differential between the nominal local tax rates (based on rules enacted in the location of the entity) and the Brazilian tax rate. Critical accounting estimates and judgments Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into account the analysis of future performance, considering economic and financial projections, prepared based on internal assump tions and macroeconomic environment, trade and tax scenarios that may be subject to changes in the future. The assumptions of future profits are based on production and sales planning, commodity prices, operational costs and planned capital costs. 9. Basic and diluted earnings per share The basic and diluted earnings per share are presented below: Year ended December 31 Net income (loss) attributable to Vale's stockholders: Loss from discontinued operations (310) (2,586) (4,150) Weighted average number of shares outstanding - common shares 5,182,445 5,197,432 5,197,432 Basic and diluted earnings per share from continuing operations: Basic and diluted loss per share from discontinued operations: Basic and diluted earnings per share: The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share. 34 Common share (R$) 4.953.392.56 Common share (R$) (0.06)(0.50)(0.80) Common share (R$) 5.013.893.36 Thousands of shares Net income 25,657 17,627 13,311 Net income from continuing operations 25,96720,21317,461 201820172016

VALE

Notes to the Financial Statements

Expressed in millions of Brazilian reais, unless otherwise stated

10. Accounts receivable

	Consolidated		Parent company	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Accounts receivable	10,502	8,802	17,398	9,627
Expected credit loss	(241)	(200)	(65)	(67)
	10,261	8,602	17,333	9,560
Revenue related to the steel sector - %	85.50%	82.90%	-	-

	Consolidated			Parent company	
				Year ended December 31	
	2018	2017	2016	2018	2017
Impairment of accounts receivable recorded in the income statement	(26)	(14)	(16)	(5)	4

There is no customer that individually represents over 10% of accounts receivable or revenues.

Accounting policy

Accounts receivable is the total amount due from sale of products and services rendered by the Company. Accounts receivable consists of financial assets initially recognized at fair value and subsequently measured at amortized cost, except for component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss ("FVTPL").

The portion of accounts receivables measured at amortized cost is subsequently measured using the effective interest ("EIR") method and it is subject to impairment. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the economic environment and by any financial guarantees related to these accounts receivables.

Commercial credit risk management - For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or requests the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty's strategic position and history of commercial relations.

Based on the counterparty's credit risk, risk mitigation strategies may be used to manage the Company`s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Europe and Brazil the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

35

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

11. Inventories

	Consolidated		Parent company	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Finished products	10,847	7,324	3,169	2,796
Work in progress	2,664	2,162	183	273
Consumable inventory	3,705	3,501	1,423	1,532
Total	**17,216**	**12,987**	**4,775**	**4,601**

	Consolidated			Parent company	
				Year ended December 31	
	2018	2017	2016	2018	2017
Reversal (provision) for net realizable value	14	(284)	(649)	77	(170)

Finished and work in progress product inventory by segments is presented in note 4(c).

Accounting policy

Inventories are stated at the lower of cost and the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. At each statement of financial position date, inventories are assessed for impairment and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are included in "Cost of goods sold and services rendered".

12. Recoverable taxes

Recoverable taxes are presented net of provisions for losses on tax credits.

	Consolidated		Parent company	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Value-added tax	3,151	2,934	1,425	1,561
Brazilian federal contributions	3,134	2,909	2,839	2,517
Others	50	142	41	75
Total	**6,335**	**5,985**	**4,305**	**4,153**
Current	3,422	3,876	2,024	2,091
Non-current	2,913	2,109	2,281	2,062
Total	**6,335**	**5,985**	**4,305**	**4,153**

36

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

13. Other financial assets and liabilities

				Consolidated
		Current		Non-Current
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Other financial assets				
Financial investments	125	61	-	-
Loans	-	-	589	498
Derivative financial instruments (note 25)	149	351	1,520	1,497
Investments in equity securities (note 14)	-	-	3,823	-
Related parties - Loans (note 31)	1,409	6,277	6,248	8,695
	1,683	**6,689**	**12,180**	**10,690**
Other financial liabilities				
Derivative financial instruments (note 25)	1,821	344	1,335	2,269
Related parties (note 31)	4,392	2,916	3,722	3,226
Participative stockholders' debentures	-	-	5,454	4,080
	6,213	**3,260**	**10,511**	**9,575**

				Parent company
		Current		Non-Current
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Other financial assets				
Financial investments	4	4	-	-
Loans	-	-	18	18
Derivative financial instruments (note 25)	116	199	1,471	1,268
Investments in equity securities	-	-	3,334	-
Related parties	240	206	453	579
	360	**409**	**5,276**	**1,865**
Other financial liabilities				
Derivative financial instruments (note 25)	1,506	311	1,245	2,113
Related parties	3,577	4,102	65,041	48,762
Participative stockholders' debentures	-	-	5,454	4,080
	5,083	**4,413**	**71,740**	**54,955**

Participative stockholders' debentures

At the time of its privatization in 1997, the Company issued debentures to then-existing stockholders, including the Brazilian Government. The debentures' terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources.

A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real) and are inflation-indexed to the General Market Price Index ("IGP-M"), as set forth in the Issue Deed. The Company paid as remuneration the amount of R$529 and R$467, respectively, for the year ended December 31, 2018 and 2017.

37

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

14. Non-current assets and liabilities held for sale and discontinued operations

	Consolidated
	December 31, 2017
	Fertilizers
Assets	
Accounts receivable	297
Inventories	1,522
Other current assets	363
Investments in associates and joint ventures	274
Property, plant and equipment and Intangible	7,110
Other non-current assets	2,299
Total assets	**11,865**
Liabilities	
Suppliers and contractors	1,070
Other current liabilities	711
Other non-current liabilities	2,118
Total liabilities	3,899
Net non-current assets held for sale	7,966

a) Fertilizers (discontinued operations)

In January 2018, the Company and The Mosaic Company ("Mosaic") concluded the transaction entered in December 2016, to sell (i) the phosphate assets located in Brazil, except for those located in Cubatão, Brazil; (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada. The Company received R$3,495 (US$1,080 million) in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's outstanding common shares after the issuance of these shares totaling R$2,907 (US$899 million), based on the Mosaic's quotation at closing date of the transaction and a loss of R$184 was recognized in the income statement from discontinued operations.

Mosaic's shares received were accounted for as a financial investment measured at fair value through other comprehensive income. The Company recognized a gain of R$392 (R$275, net of tax) for the year ended December 31, 2018, in other comprehensive income as "Fair value adjustment to investment in equity securities".

b) Cubatão (part of the fertilizer segment)

In November 2017, the Company entered into an agreement with Yara International ASA to sell its assets located in Cubatão, Brazil. In May 2018, the transaction was concluded and the Company received R$882 (US$255 million) in cash and a loss of R$231 was recognized in the income statement from discontinued operations.

The results for the years and the cash flows of discontinued operations are presented as follows:

Income statement

			Consolidated
			Year ended December 31
	2018	2017	2016
Discontinued operations			
Net operating revenue	397	5,572	6,470
Cost of goods sold and services rendered	(393)	(5,124)	(6,495)
Operating expenses	(15)	(450)	(448)
Impairment of non-current assets	(415)	(2,833)	(5,899)
Operating loss	**(426)**	**(2,835)**	**(6,372)**
Financial Results, net	(18)	(89)	69
Equity results in associates and joint ventures	-	(8)	10
Loss before income taxes	(444)	(2,932)	(6,293)
Income taxes	134	324	2,134
Loss from discontinued operations	(310)	(2,608)	(4,159)
Loss attributable to noncontrolling interests	-	(22)	(9)
Loss attributable to Vale's stockholders	(310)	(2,586)	(4,150)

38

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated Statement of cash flow Consolidated 2018 2017 2016 Cash flow from operating activities Adjustments: Depreciation, amortization and depletion - 4 1,197 Others 18 - (69) Net cash provided by (used in) operating activities (121) 269 498 Cash flow from investing activities Others - (1) 29 Loans and borrowings Net cash used in financing activities - (107) (59) Accounting policy A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The criteria for recognition of the non-current assets as held for sale are only considered satisfied when the sale is highly probable and the asset (or group of assets) is available for immediate sale in its present condition. The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized against income statement. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized. The assets and liabilities classified as held for sale are presented separately in the statement of financial position. The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical area of operations. The result of discontinued operations is presented in a single amount in the income statement, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are disclosed in a separate note. When an operation is classified as a discontinued operation, the income statements of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period. Any noncontrolling interest relating to a group disposal held for sale is presented in the stockholders’ equity and is not reclassified in the statement of financial position. 39 Net cash used in discontinued operations(157) (817) (527) Repayments-(107)(59) Cash flow from financing activities Net cash used in investing activities(36) (979) (966) Additions to property, plant and equipment(36)(978)(995) Increase (decrease) in assets and liabilities(110)356(226) Impairment of non-current assets4152,8335,899 Equity results in associates and joint ventures-8(10) Loss before income taxes(444)(2,932)(6,293) Discontinued operations Year ended December 31

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

15. Subsidiaries

The significant consolidated entities in each business segment are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries					
Companhia Portuária da Baia de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. ("MBR")	Brazil	Iron ore	62.5%	98.3%	37.5%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
PT Vale Indonesia	Indonesia	Nickel	59.2%	59.2%	40.8%
Vale International Holdings GmbH	Austria	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Manganês S.A.	Brazil	Manganese and ferroalloys	100.0%	100.0%	0.0%
Vale Moçambique S.A.	Mozambique	Coal	80.7%	80.7%	19.3%
Vale Nouvelle Caledonie S.A.S.	New Caledonia	Nickel	95.0%	95.0%	5.0%
Vale Oman Distribution Center LLC	Oman	Iron ore and pelletizing	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing	70.0%	70.0%	30.0%

As explained in note 14, the Fertilizer Segment is presented as discontinued operations, which includes the following subsidiaries:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries					
Compañia Minera Miski Mayo S.A.C.	Peru	Fertilizers	40.0%	51.0%	60.0%
Vale Fertilizantes S.A.	Brazil	Fertilizers	100.0%	100.0%	0.0%
Vale Cubatão Fertilizantes Ltda.	Brazil	Fertilizers	100.0%	100.0%	0.0%

Accounting policy

Consolidation and investments in associates and joint ventures - The financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect controlled entities ("subsidiaries"). The subsidiaries are consolidated when the Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to direct the significant activities of the investee. Intercompany balances and transactions, which include unrealized profits, are eliminated.

The entities over which the Company has joint control ("joint ventures") or significant influence, but not control ("associates") are presented in note 16. Those investments are accounted for using the equity method. For interests in joint arrangements not classified as joint ventures ("joint operations"), the Company recognizes its share of assets, liabilities and net income.

Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated proportionately to the Company's interest.

Investments held by other investors in Vale's subsidiaries are classified as noncontrolling interests ("NCI"). The Company treats transactions with noncontrolling interests as transactions with equity owners of the Company as described in note 17.

For purchases or disposals from noncontrolling interests, the difference between the consideration paid and the proportion acquired of the carrying value of net assets of the subsidiary is directly recorded in stockholders' equity in "Results from operation with noncontrolling interest".

Translation from the functional currency to the presentation currency - The income statement and statement of financial position of the subsidiaries for which the functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders' equity, except for the components described in item (iii) are translated at the closing rate at the statement of financial position date; (ii) income and expenses are translated at the average exchange rates, except for specific significant transactions that are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at each transaction date. All resulting exchange differences are recognized directly in the comprehensive income as "translation adjustments". When a foreign operation is disposed of or sold, foreign exchange differences that were recognized in equity are recognized in the income of statement.

40

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

16. Investments

The significant non-consolidated entities of the Company are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Joint ventures					
Aliança Geração de Energia S.A.	Brazil	Energy	55.0%	55.0%	45.0%
Companhia Coreano-Brasileira de Pelotização	Brazil	Pelletizing	50.0%	50.0%	50.0%
Companhia Hispano-Brasileira de Pelotização	Brazil	Pelletizing	50.9%	51.0%	49.1%
Companhia Ítalo-Brasileira de Pelotização	Brazil	Pelletizing	50.9%	51.0%	49.1%
Companhia Nipo-Brasileira de Pelotização	Brazil	Pelletizing	51.0%	51.1%	49.0%
Companhia Siderúrgica do Pecém ("CSP")	Brazil	Steel	50.0%	50.0%	50.0%
MRS Logística S.A.	Brazil	Logistics	48.2%	46.8%	51.8%
Nacala Corridor Holding Netherlands B.V.	Netherlands	Coal	50.0%	50.0%	50.0%
Samarco Mineração S.A.	Brazil	Pelletizing	50.0%	50.0%	50.0%
Direct and indirect associates					
Henan Longyu Energy Resources Co., Ltd.	China	Coal	25.0%	25.0%	75.0%
VLI S.A.	Brazil	Logistics	37.6%	37.6%	62.4%

a) Changes during the year

Changes in investments in associates and joint ventures as follows:

						Consolidated
			2018			2017
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Balance at January 1st,	**4,774**	**7,028**	**11,802**	**4,683**	**7,363**	**12,046**
Additions (i)	-	79	79	1	291	292
Translation adjustment	147	119	266	66	(14)	52
Equity results in income statement	169	976	1,145	184	118	302
Equity results in statement of comprehensive income	-	-	-	-	(466)	(466)
Dividends declared	(2)	(1,055)	(1,057)	(181)	(725)	(906)
Transfer from non-current assets held for sale (ii)	280	-	280	-	-	-
Others	35	(55)	(20)	21	461	482
Balance at December 31,	**5,403**	**7,092**	**12,495**	**4,774**	**7,028**	**11,802**

(i) Refers to the Coal segment and others in the amounts of R$35 and R$44, respectively, on December 31, 2018 and R$237 and R$55, respectively, on December 31, 2017.
(ii) Refers to 18% interest held by Vale Fertilizantes at Ultrafertil which was transferred to Vale as part of the settlement in January 2018 (note 14).

The investments by segments are presented in note 4(c).

b) Acquisitions and divestitures

2018

Ferrous Resources Limited – In December 2018, the Company entered into an agreement to purchase the control of Ferrous Resources Limited, a company that currently owns and operates iron ore mines closely located to Company's operations in Minas Gerais, Brazil. The purchase price is R$2,131 (US$550 million) and the conclusion of transaction is expected to occur in 2019, subject to conditions precedent.

New Steel - In January 2019 (subsequent event), the Company acquired for the total consideration of R$1,937 (US$500 million) the control of New Steel Global NV, a company that develops innovative iron ore beneficiation technologies and currently owns patents of dry processing concentration in 56 countries.

41

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated 2017 Nacala Logistic Corridor – In March 2017, the Company concluded the transaction with Mitsui & Co., Ltd. (“Mitsui”) to transfer 50% of its stake of 66.7% in Nacala Logistic Corridor, which comprises entities that holds railroads and port concessions located in Mozambique and Malawi, and sell 15% participation in the holding entity of Vale Moçambique, which holds the Moatize Coal Project, for the amount of R$2,186 (US$690 million). After the completion of the transaction, the Company (i) holds 81% of Vale Moçambique and retains the control of the Moatize Coal Project and (ii) shares control of the Nacala Logistic Corridor structure (Nacala BV), with Mitsui. As a consequence of sharing control of Nacala BV, the Company: (i) derecognized the assets and liabilities classified as held for sale in the total amount of R$13,130 (US$4,144 million), from which R$12,874 (US$4,063 million) refers to property, plant and equipment and intangibles; (ii) derecognized R$44 (US$14 million) related to cash and cash equivalents; (iii) recognized a gain of R$1,403 (US$447 million) in the income statement related to the sale and the re-measurement at fair value, of its remaining interest at Nacala BV based on the consideration received; (iv) reclassified the gain related to the cumulative translation adjustments on to income statements in the amount of R$35 (US$11 million); The result of the transaction regarding the assets from Nacala’s logistic corridor was recognized in the income statement as “Impairment and disposal of non-current assets”. The results of the transaction with the coal holding entity was recognized in “Results from operation with noncontrolling interest” in the amount of R$329 (US$105 million), directly in Stockholders’ Equity. The consideration received was recognized in the statement of cash flows in “Proceeds from disposal of assets and investments” in the amount of R$1,387 (US$435 million) and “Transactions with noncontrolling stockholders” in the amount of R$799 (US$255 million). After the conclusion of the transaction, Vale has outstanding loan balances with the related parties Nacala BV and Pangea Emirates Ltd due to the deconsolidation of Nacala Logistic Corridor, as disclosed in note 31. 2016 Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd (“CSA”) – In April 2016, the Company sold 100% of its interest at CSA (26.87%) for a non-significant amount. The transaction resulted in a loss of R$266 due to recycling the “Cumulative translation adjustments” recognized in the income statement as “Equity results and other results in associates and joint ventures”. 42

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Investments (continued)

			Investments		Equity results in the income statement			Dividends received (i)		
					Year ended December 31			Year ended December 31		
	% ownership	% voting capital	December 31, 2018	December 31, 2017	2018	2017	2016	2018	2017	2016
Subsidiaries										
Aços Laminados do Pará S.A.	100.00	100.00	91	97	(6)	(247)	-	-	-	-
Biopalma da Amazônia S.A.	98.96	98.96	761	994	(562)	(173)	59	-	-	-
Companhia Portuária da Baia de Sepetiba	100.00	100.00	276	267	161	142	318	143	318	455
Mineração Corumbaense Reunida S.A.	100.00	100.00	-	-	(73)	(682)	(117)	-	-	-
Minerações Brasileiras Reunidas S.A.	58.93	98.32	5,760	5,417	752	731	716	866	542	1,329
Minerações Brasileiras Reunidas S.A. - Goodwill	-	-	4,060	4,060	-	-	-	-	-	-
Salobo Metais S.A.	100.00	100.00	10,716	9,535	2,384	1,564	598	1,094	417	258
Tecnored Desenvolvimento Tecnológico S.A.	100.00	100.00	76	45	(60)	(24)	(38)	-	-	-
Vale International Holdings GmbH	100.00	100.00	7,372	7,830	(1,808)	(609)	(2,694)	-	-	-
Vale Canada Limited (ii)	100.00	100.00	20,260	17,125	(569)	(2,988)	(4,889)	-	-	-
Vale International S.A.	100.00	100.00	65,927	41,389	4,054	7,649	12,709	-	-	-
Vale Malaysia Minerals Sdn. Bhd.	100.00	100.00	5,210	4,243	226	273	394	-	-	-
Vale Manganês S.A.	100.00	100.00	711	679	32	84	(81)	-	-	-
Vale Shipping Holding Pte. Ltd.	100.00	100.00	1,476	9,334	301	29	32	-	-	-
Valepar - Goodwill	-	-	3,073	3,073	-	-	-	-	-	-
Others	-	-	1,246	1,497	(637)	(472)	(504)	7	791	71
			127,015	**105,585**	**4,195**	**5,277**	**6,503**	**2,110**	**2,068**	**2,113**
Joint Ventures										
Aliança Geração de Energia S.A.	55.00	55.00	1,882	1,889	81	86	157	88	93	137
Aliança Norte Energia Participações S.A.	51.00	51.00	628	529	54	(7)	(21)	-	-	-
California Steel Industries, Inc.	50.00	50.00	958	663	289	135	107	114	88	13
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	404	295	253	161	61	121	62	90
Companhia Hispano-Brasileira de Pelotização	50.89	51.00	323	270	200	132	50	86	53	95
Companhia Ítalo-Brasileira de Pelotização	50.90	51.00	312	263	219	128	56	122	54	33
Companhia Nipo-Brasileira de Pelotização	51.00	51.11	575	453	460	295	101	255	96	141
Companhia Siderúrgica do Pecém	50.00	50.00	-	867	(867)	(849)	135	-	-	-
MRS Logística S.A.	48.16	46.75	1,922	1,711	264	219	201	106	95	34
Others	-	-	88	90	23	(183)	27	2	-	1
			7,092	**7,030**	**976**	**117**	**874**	**894**	**541**	**544**
Associates										
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	1,228	1,048	58	63	(18)	-	-	-
Mineração Rio Grande do Norte S.A.	40.00	40.00	360	333	6	43	172	-	136	111
VLI S.A.	37.60	37.60	3,319	3,202	119	94	120	28	62	-
Zhuhai YPM Pellet Co.	25.00	25.00	87	76	2	-	-	-	-	-
Others	-	-	409	113	(16)	(15)	(37)	-	-	14
			5,403	**4,772**	**169**	**185**	**237**	**28**	**198**	**125**
Total of joint ventures and associates			**12,495**	**11,802**	**1,145**	**302**	**1,111**	**922**	**739**	**669**
Total			**139,510**	**117,387**	**5,340**	**5,579**	**7,614**	**3,032**	**2,807**	**2,782**

(i) Dividends received by the Parent Company during the year ended at December 31, 2018 and 2017 were R$2.836 and R$2,644, respectively.
(ii) Includes foreign subsidiaries of the base metals segment.

43

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

c) Summarized financial information

The summarized financial information about relevant associates and joint-ventures for the Company are as follows:

						December 31, 2018
				Joint ventures		Associates
	Aliança Geração de Energia	CSP	Pelletizing (i)	MRS Logística	Henan Longyu	VLI S.A.
Current assets	720	2,684	3,736	1,017	4,278	2,632
Non-current assets	3,635	11,875	1,147	7,074	1,520	15,257
Total assets	**4,355**	**14,559**	**4,883**	**8,091**	**5,798**	**17,889**
Current liabilities	321	3,764	1,693	1,392	787	2,109
Non-current liabilities	612	10,795	6	2,709	101	6,954
Total liabilities	**933**	**14,559**	**1,699**	**4,101**	**888**	**9,063**
Stockholders' equity	**3,422**	**-**	**3,184**	**3,990**	**4,910**	**8,826**
Net income (loss)	**148**	**(1,734)**	**2,229**	**549**	**233**	**317**

						December 31, 2017
				Joint ventures		Associates
	Aliança Geração de Energia	CSP	Pelletizing (i)	MRS Logística	Henan Longyu	VLI S.A.
Current assets	453	2,511	2,507	1,021	3,545	2,442
Non-current assets	3,972	12,281	1,024	6,813	1,396	13,795
Total assets	**4,425**	**14,792**	**3,531**	**7,834**	**4,941**	**16,237**
Current liabilities	285	3,509	994	1,498	749	1,769
Non-current liabilities	705	3,549	16	2,784	-	5,952
Total liabilities	**990**	**13,058**	**1,010**	**4,282**	**749**	**7,721**
Stockholders' equity	**3,435**	**1,734**	**2,521**	**3,552**	**4,192**	**8,516**
Net income (loss)	**157**	**(1,698)**	**1,410**	**454**	**252**	**251**

(i) Aggregate entity information: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, Companhia Nipo-Brasileira de Pelotização.

The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale's accounting policies including eventual goodwill, provisional price adjustment and others.

Accounting policy

Joint arrangements investments - Joint arrangements are all entities over which the Company has shared control with one or more parties. Joint arrangement investments are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The joint operations are recorded in the financial statements to represent the Company's contractual rights and obligations.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost. The Company's investment in joint ventures includes the goodwill identified in the acquisition, net of any impairment loss.

The Company's interest in the profits or losses of its joint ventures is recognized in the income statement and participation in the changes in reserves is recognized in the Company's reserves. When the Company's interest in the losses of an associate or joint venture is equal to or greater than the carrying amount of the investment, including any other receivables, the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

44

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated Critical accounting estimates and judgments Judgment is required in some circumstances to determine whether after considering all relevant factors, the Company has either control, joint control or significant influence over an entity. Significant influence includes situations of collective control. The Company holds the majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), but management has concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of the entity. As a result, these entities are accounted under equity method due to shareholder’s agreements where relevant decisions are shared with other parties. 17. Noncontrolling interest a) Summarized financial information The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest are as follows: MBR PTVI VNC Vale Moçambique S.A. Others (i) Total Non-current assets 9,684 6,074 7,447 6,620 - Total assets 14,730 8,305 8,449 7,879 - Current liabilities 723 639 546 1,211 - Related parties - Stockholders 765 - 2,967 33,829 - Equity attributable to noncontrolling interests 4,860 2,953 196 (4,998) 269 3,280 Net income (loss) 1,587 218 1,460 (3,731) - (i)Dividends paid to noncontrolling interests relates to Vale Oman Pelletizing Vale Moçambique S.A. Compañia Mineradora Miski Mayo S.A.C. (i) MBR PTVI VNC Others (ii) Total Non-current assets 10,061 5,247 6,767 5,467 1,481 - Total assets 13,364 7,038 7,976 7,565 1,725 - Current liabilities 561 423 469 419 117 - Related parties - Stockholders 747 10 4,363 27,231 32 - Equity attributable to noncontrolling interests 4,441 2,431 121 (3,641) 754 242 4,348 Net income (loss) 1,385 (49) (1,827) (2,110) (37) - (i) Discontinued operations (ii)Dividends paid to noncontrolling interests relates to Vale Oman Pelletizing 45 Dividends paid to noncontrolling interests 361----43404 Net income (loss) attributable to noncontrolling interests 554 (20) (91) (332) (22) (46) 43 Stockholders' equity 11,1035,8212,416(20,192)1,257-Total liabilities 2,261 1,217 5,560 27,757 468 - Non-current liabilities 953784728107319-Related parties - Stockholders 1,95448638283719-Current assets 1,349 1,305 827 1,261 225 - December 31, 2017 Dividends paid to noncontrolling interests 587---48635 Net income (loss) attributable to noncontrolling interests 635 89 73 (718) 38 117 Stockholders' equity 12,1507,0723,946(27,469)-Total liabilities 2,580 1,233 4,503 35,348 - Non-current liabilities 1,092594990308-Related parties - Stockholders2,79442921785-Current assets2,252 1,802 785 1,174 - December 31, 2018

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31, 2016						
	MBR	PTVI	VNC	Vale Moçambique S.A.	Compañia Mineradora Miski Mayo S.A.C. (i)	Others (ii)	Total
Net income (loss)	1,393	6	(2,627)	(1,928)	16	-	-
Net income (loss) attributable to noncontrolling interests	572	3	(131)	(96)	9	(372)	(15)
Dividends paid to noncontrolling interests	886	-	-	-	38	48	972

(i) Discontinued operation
(ii) Dividends paid to noncontrolling interests relates to Vale Oman Pelletizing

The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale's accounting policies including eventual goodwill, provisional price adjustment and others.

18. Intangibles

Changes in intangibles are as follows:

					Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2016	10,041	10,759	480	1,115	22,395
Additions	-	3,140	-	81	3,221
Disposals	-	(30)	-	-	(30)
Amortization	-	(671)	(7)	(456)	(1,134)
Translation adjustment	479	38	33	19	569
Merger of Valepar (note 30)	3,073	-	-	-	3,073
Balance at December 31, 2017	13,593	13,236	506	759	28,094
Cost	13,593	16,787	798	5,141	36,319
Accumulated amortization	-	(3,551)	(292)	(4,382)	(8,225)
Balance at December 31, 2017	13,593	13,236	506	759	28,094
Additions	-	3,046	-	22	3,068
Disposals	-	(99)	-	(8)	(107)
Amortization	-	(494)	(6)	(356)	(856)
Translation adjustment	562	48	30	11	651
Balance at December 31, 2018	14,155	15,737	530	428	30,850
Cost	14,155	19,539	778	3,574	38,046
Accumulated amortization	-	(3,802)	(248)	(3,146)	(7,196)
Balance at December 31, 2018	14,155	15,737	530	428	30,850

				Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2016	10,278	118	918	11,314
Additions	2,778	-	69	2,847
Disposals	(22)	-	-	(22)
Amortization	(261)	(7)	(400)	(668)
Balance at December 31, 2017	12,773	111	587	13,471
Cost	16,245	223	4,110	20,578
Accumulated amortization	(3,472)	(112)	(3,523)	(7,107)
Balance at December 31, 2017	12,773	111	587	13,471
Additions	3,031	-	8	3,039
Disposals	(96)	-	(8)	(104)
Amortization	(468)	(6)	(310)	(784)
Balance at December 31, 2018	15,240	105	277	15,622
Cost	18,945	223	2,431	21,599
Accumulated amortization	(3,705)	(118)	(2,154)	(5,977)
Balance at December 31, 2018	15,240	105	277	15,622

46

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

a) Goodwill - The goodwill arose from the acquisition of iron ore and nickel businesses. In 2017, the goodwill was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns on the ferrous segment. As the fundamentals are still valid on the date of the merger of Valepar by Vale, the goodwill was fully recognized. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. The Company assesses annually the recoverable amount of the goodwill.

b) Concessions - The concessions refer to the agreements with governments for the exploration and the development of ports and railways. The Company holds railway concessions which are valid over a certain period of time. Those assets are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

c) Right of use - Refers to intangible identified in the business combination of Vale Canada Limited ("Vale Canada") and to the usufruct contract between the Company and noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares). The amortization of the right of use will expire in 2037 and Vale Canada's intangible will end in September of 2046.

Accounting policy

Intangibles are carried at the acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

	Useful life
Concessions	3 to 50 years
Right of use	22 to 31 years
Software	5 years

19. Property, plant and equipment

Changes in property, plant and equipment are as follows:

								Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2016	**2,360**	**34,790**	**30,866**	**22,141**	**27,312**	**24,494**	**38,653**	**180,616**
Additions (i)	-	-	-	-	-	-	10,867	10,867
Disposals	(2)	(37)	(181)	(214)	(490)	(684)	(503)	(2,111)
Assets retirement obligation	-	-	-	-	1,382	-	-	1,382
Depreciation, amortization and depletion	-	(1,871)	(2,351)	(2,596)	(1,971)	(2,407)	-	(11,196)
Impairment (note 20)	(65)	-	-	(110)	(429)	-	(279)	(883)
Translation adjustment	293	326	454	63	1,237	572	(85)	2,860
Transfers	(211)	6,820	10,198	3,519	2,958	5,129	(28,413)	-
Balance at December 31, 2017	**2,375**	**40,028**	**38,986**	**22,803**	**29,999**	**27,104**	**20,240**	**181,535**
Cost	2,375	63,392	60,509	42,490	57,794	41,223	20,240	288,023
Accumulated depreciation	-	(23,364)	(21,523)	(19,687)	(27,795)	(14,119)	-	(106,488)
Balance at December 31, 2017	**2,375**	**40,028**	**38,986**	**22,803**	**29,999**	**27,104**	**20,240**	**181,535**
Additions (i)	-	-	-	-	-	-	10,451	10,451
Disposals	(43)	(177)	(338)	(917)	(28)	(291)	(340)	(2,134)
Assets retirement obligation	-	-	-	-	1,686	-	-	1,686
Depreciation, amortization and depletion	-	(1,922)	(2,378)	(3,080)	(1,904)	(2,370)	-	(11,654)
Impairment (note 20)	-	(39)	(70)	(82)	-	(119)	(403)	(713)
Translation adjustment	85	1,531	1,241	1,754	1,848	883	968	8,310
Transfers	42	3,013	6,095	4,348	1,330	2,968	(17,796)	-
Balance at December 31, 2018	**2,459**	**42,434**	**43,536**	**24,826**	**32,931**	**28,175**	**13,120**	**187,481**
Cost	2,459	70,779	68,238	48,140	64,773	45,331	13,120	312,840
Accumulated depreciation	-	(28,345)	(24,702)	(23,314)	(31,842)	(17,156)	-	(125,359)
Balance at December 31, 2018	**2,459**	**42,434**	**43,536**	**24,826**	**32,931**	**28,175**	**13,120**	**187,481**

47

VALE

Notes to the Financial Statements

Expressed in millions of Brazilian reais, unless otherwise stated

								Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2016	**1,684**	**20,945**	**20,416**	**8,479**	**4,122**	**16,499**	**29,911**	**102,056**
Additions (i)	-	-	-	-	-	-	6,195	6,195
Disposals	(1)	-	(70)	(66)	-	(96)	(366)	(599)
Assets retirement obligation	-	-	-	-	269	-	-	269
Depreciation, amortization and depletion	-	(755)	(1,092)	(1,098)	(267)	(1,731)	-	(4,943)
Transfers	56	5,125	7,950	2,401	1,243	3,533	(20,308)	-
Balance at December 31, 2017	**1,739**	**25,315**	**27,204**	**9,716**	**5,367**	**18,205**	**15,432**	**102,978**
Cost	1,739	30,456	34,144	16,482	7,088	27,735	15,432	133,076
Accumulated depreciation	-	(5,141)	(6,940)	(6,766)	(1,721)	(9,530)	-	(30,098)
Balance at December 31, 2017	**1,739**	**25,315**	**27,204**	**9,716**	**5,367**	**18,205**	**15,432**	**102,978**
Additions (i)	-	-	-	-	-	-	5,062	5,062
Disposals	(41)	(20)	(280)	(141)	(7)	(90)	(173)	(752)
Assets retirement obligation	-	-	-	-	1,966	-	-	1,966
Depreciation, amortization and depletion	-	(854)	(1,274)	(1,269)	(292)	(1,749)	-	(5,438)
Transfers	37	2,118	4,943	1,698	655	2,874	(12,325)	-
Balance at December 31, 2018	**1,735**	**26,559**	**30,593**	**10,004**	**7,689**	**19,240**	**7,996**	**103,816**
Cost	1,735	33,136	38,554	17,307	9,731	30,883	7,996	139,342
Accumulated depreciation	-	(6,577)	(7,961)	(7,303)	(2,042)	(11,643)	-	(35,526)
Balance at December 31, 2018	**1,735**	**26,559**	**30,593**	**10,004**	**7,689**	**19,240**	**7,996**	**103,816**

(i) Includes capitalized borrowing costs.

Disposals of assets

The Company recognized a loss of R$1,283 and R$1,144 in the income statement as "Impairment and disposal of non-current assets" for the year ended December 31, 2018 and 2017, respectively, due to non-viable projects and operating assets written off through sale or obsolescence.

Additionally, in the year ended December 31, 2017, the Company concluded the sale of four VLOC's and two Floating Transfer Stations in the amount of R$1,259. The Company recognized a loss of R$436 in the income statement as "Impairment and disposal of non-current assets".

Accounting policy

Property, plant and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

The estimated useful lives are as follows:

	Useful life
Buildings	15 to 50 years
Facilities	3 to 50 years
Equipment	3 to 40 years
Others:	
Locomotives	12 to 25 years
Wagon	30 to 44 years
Railway equipment	5 to 33 years
Ships	20 years
Others	2 to 50 years

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary.

48

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated Expenditures and stripping costs (i) Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties. (ii) Expenditures on feasibility studies, new technologies and other researches - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized. (iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul. (iv) Stripping Costs - The costs associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the minera l properties. These costs are subsequently amortized over the useful life of the mine. Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposits. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits. Critical accounting estimates and judgments Mineral reserves - The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumption s about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probab le reserves of the Company. The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment. 49

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

20. Impairment and onerous contracts

The impairment losses (reversals) recognized in the year are presented below:

		Income statement		
		Impairment (reversals)		
Segments by class of assets	Assets or cash-generating unit	2018	2017	2016
Property, plant and equipment and intangible				
Iron ore	North system	-	-	(536)
Coal	Australia	-	-	91
Base metals – nickel	Stobie (VCL)	-	428	-
Base metals – nickel	Newfoundland (VNL)	-	-	2,112
Base metals – nickel	Nouvelle Caledonie (VNC)	-	-	952
Several segments	Other assets	713	455	460
Impairment of non-current assets		713	883	3,079
Onerous contracts		1,527	-	861
Impairment of non-current assets and onerous contracts		2,240	883	3,940

a) Impairment of non-financial assets

The Company has carried out an impairment test for the assets for which triggering event was identified. The recoverable amount is assessed by reference to the higher of value in use ("VIU") and fair value less costs of disposal ("FVLCD").

The recoverable amount of each Cash Generating Unit ("CGU") under the impairment testing was assessed using FVLCD model, through discounted cash flow techniques, which is classified as "level 3" in the fair value hierarchy.

The cash flows were discounted using a post-tax discount rate ranging from 6% to 10%, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the risks specific to the asset. The Company used its weighted average cost of capital ("WACC") as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operates.

Iron ore and pellets - During 2018, the Company did not identify any changes in the circumstances or indicators that would require reassessment of the carrying amount of the iron ore and pellets CGUs. Of the total goodwill (note 18), R$7,133 is allocated to the group of ferrous mineral CGUs. The impairment analysis based on FVLCD model demonstrates that there was no impairment loss in relation to the individual CGUs or goodwill.

In 2016, based on the market circumstances, the Company decided to resume Norte´s system pelletizing plant, based on the studies carried out by management that demonstrated its economic feasibility. Accordingly, the Company reversed the full impairments of R$536 recorded in 2013 and 2015.

Coal - Based on the 2018 impairment triggering assessment, the Company has identified trigger of impairment in the Mozambique CGU driven by the lower than planned production volumes during the year. The Company carried out an impairment test based on FVLCD model and concluded that there were no changes in the impairment recognized in 2015.

In 2016, the mining plans for the coal assets in Australia were revised and an impairment loss of R$91 was recognized in the income statement.

Nickel (Onça Puma) - In September 2017, the Federal Court granted an injunction suspending the nickel mining operations at Onça Puma (base metals segment). The Company has appealed this decision to seek a suspension of this injunction, but it is not possible to anticipate when Onça Puma activities will resume. On the assumption that the Company will be able to operate this asset in the future, the Company carried out an impairment test based on FVLCD model assuming different returning of operations scenarios and concluded that no impairment loss should be booked.

Nickel (Others) - In addition, the Company did not identify any changes in the circumstances or indicators during 2018 that would require reassessment of the carrying amount of the other Nickel CGUs. Of the total goodwill (note 18), R$7,022 is allocated to the group of nickel CGUs. The impairment analysis based on FVLCD model demonstrates that there was no impairment loss in relation to the individual CGUs or goodwill.

50

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated In 2017, an underground mine in Sudbury (Stobie) was affected by seismic activities and the cost to repair the asset is deemed not recoverable in the current market conditions. Therefore, the Company has placed this asset on “care and maintenance” and an impairment of R$428 was recognized in the income statement. In 2016, the decrease in long term nickel price projections, that significantly reduced the recoverable amounts of the VNL and VNC CGUs, associated with significant capital investments in new processing facilities in recent years, resulted in impairment losses of R$2,112 and R$952, respectively. Other assets – The Company has undertaken a review on the business plan of its biological assets leading to a reduction in the expected operational capacity of these assets. The Company carried out an impairment test based on FVLCD model and an impairment loss of R$713 was recognized in the income statement. b) Onerous contract In 2018, the Company recognized a provision of R$1,527 (2016: R$861) for the costs in respect of certain long-term contracts in the Midwest system for fluvial transportation and port structure, with minimum guaranteed volume. Accounting policy Impairment of non-financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (”VIU”). FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation. Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment. Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized. Onerous Contracts - For certain long-term contracts, a provision is recognized when the present value of the unavoidable cost to meet the Company’s obligation exceeds the economic benefits that could be received from those contracts. Critical accounting estimates and judgments The Company determines its cash flows based on the budgets approved by management, which require the use of the following assumptions: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit. These assumptions are subject to risk and uncertainty. Hence, there is a possibility that changes in circumstances will change these projections, which may affect the recoverable amount of the assets. 51

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

21. Loans, borrowings and cash and cash equivalents

a) Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate ("DI Rate" or" CDI") and part denominated in US$, mainly time deposits.

b) Loans and borrowings

As at December 31, 2018 and 2017, loans and borrowings are secured by property, plant and equipment and receivables in the amount of R$857 and R$910, respectively.

The securities issued through Vale's wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

i) Total debt

				Consolidated
	Current liabilities		Non-current liabilities	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Principal in:				
US$	993	2,148	39,909	53,125
EUR	-	-	4,217	3,771
R$	1,907	1,703	11,392	11,142
Other currencies	96	57	492	682
Accrued charges	893	1,725	29	39
Total	3,889	5,633	56,039	68,759

				Parent company
	Current liabilities		Non-current liabilities	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Principal in:				
US$	557	1,829	9,004	15,713
EUR	-	-	3,329	2,977
R$	1,581	1,404	10,749	10,276
Accrued charges	385	1,145	-	-
Total	2,523	4,378	23,082	28,966

The future flows of debt payments principal and interest are as follows:

	Consolidated		Parent company
	Principal	Estimated future interest payments (i)	Principal
2019	2,996	3,219	2,137
2020	4,079	3,095	3,407
2021	4,778	2,835	3,040
2022	7,252	2,565	2,720
Between 2023 and 2027	19,796	8,262	11,043
2028 onwards	20,105	14,701	2,873
Total	59,006	34,677	25,220

(i) Based on interest rate curves and foreign exchange rates applicable as at December 31, 2018 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

52

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated ii) Reconciliation of debt to cash flows arising from financing activities Loans and borrowings Additions 4,584 Interest paid (4,023) Interest accretion 4,142 (i) In 2018, the Company conducted a cash tender offer for Vale Overseas’ 5.875% guaranteed notes due 2021, 6.875% guaranteed notes due 2036, 4.375% guaranteed notes due 2022 and a cash tender offer for Vale S.A.’ 5.625% guaranteed notes due 2042 and repurchased a total of R$14,453 (US$3,730 million). The Company also redeemed all of Vale Overseas’ 4.625% guaranteed notes due 2020 totaling R$1,698 (US$499 million). Accounting policy Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs. Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. The average capitalization rate is 17%. Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred. Liquidity risk - The revolving credit facilities available today were provided by a syndicate of several global commercial banks. To mitigate liquidity risk, Vale has two revolving credit facilities, which will mature in 2020 and 2022, in the available amount of R$19,374 (US$5,000 million) to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. As of December 31, 2018, these lines are undrawn. Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (LAJIDA - Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at December 31, 2018 and 2017. 53 December 31, 201859,928 Non-cash changes13,124 Effect of exchange rate8,982 Cash flow from financing activities(27,588) Repayments (i)(28,149) December 31, 201774,392 Consolidated

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

22. Liabilities related to associates and joint ventures

In March 2016 Samarco and its shareholders, Vale S.A. and BHP Billiton Brasil Ltda. ("BHPB"), entered into an Agreement ("Framework Agreement") with the Brazilian federal government, the two Brazilian states (Espírito Santo and Minas Gerais) and other governmental authorities, in connection with the lawsuit related to the Samarco dam failure (note 28d), in order to implement the programs for remediation and compensation of the areas and communities affected.

The Framework Agreement has a 15-year term, renewable for successive one-year periods until all the obligations under the Framework Agreement have been satisfied.

Under the Framework Agreement, Samarco, Vale S.A. and BHPB have established a foundation ("Fundação Renova" or "Foundation") to develop and implement social and economic remediation and compensation, to be funded by Samarco. To the extent that Samarco does not meet its funding obligations to the foundation, each of Vale S.A. and BHPB will provide, under the terms of the Framework Agreement, funds to the Foundation in proportion to its 50% equity interest in Samarco.

As a consequence of the dam failure, governmental authorities ordered the suspension of Samarco's operations.

Due to the uncertainties regarding Samarco's future cash flow, Vale S.A. maintains a provision for the obligation to comply with the reparation and compensation programs under the Framework Agreement (pro rata to its proportional equity interest in Samarco).

The changes in the provisions are as follows:

	2018	2017
Balance at January 01,	3,296	3,511
Payments	(1,065)	(941)
Present value valuation	592	598
Provision increase	1,523	128
Balance at December 31,	**4,346**	**3,296**
Current liabilities	1,120	1,080
Non-current liabilities	3,226	2,216
Liabilities	**4,346**	**3,296**

In 2018, the Fundação Renova reviewed the estimates for the expenditures required to mitigate and compensate for the impacts of the disruption from Samarco's tailing dam. As a result of this revision, Vale S.A. recognized in 2018 an additional provision of R$1,523, which amounts to the present value of Vale's new estimated secondary responsibility to support the Renova Foundation works and is equivalent to 50% of Samarco's additional obligations over the next 12 years.

In addition to the provision above, Vale S.A. made available in the year ended December 31, 2018 and 2017 the amount of R$315 and R$452, respectively, which was fully used to fund Samarco's working capital and was recognized in Vale´s income statement as an expense in "Equity results and other results in associates and joint ventures". Vale S.A. intends to make available until June 30, 2019 short-term facilities up to R$341 to support Samarco's cash necessity, without any binding obligation to Samarco in this regard. Such support will be released simultaneously with BHPB, and pursuant to the same amounts, terms and conditions, subject to the fulfillment of certain milestones.

The summarized financial information of Samarco are as follows:

	December 31, 2018	December 31, 2017
Current assets	210	220
Non-current assets	13,342	19,901
Total assets	**13,552**	**20,121**
Current liabilities	23,517	18,132
Non-current liabilities	15,242	11,996
Total liabilities	**38,759**	**30,128**
Negative reserves	**(25,207)**	**(10,007)**
Loss	**(4,869)**	**(3,062)**

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Therefore, Vale's investment in Samarco was impaired in full and no provision was recognized in relation to the Samarco's negative reserves.

54

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Critical accounting estimates and judgments

The provision requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates in the discount rate; and (iv) resolution of existing and potential legal claims. As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, Vale S.A. will reassess the key assumptions used by Samarco in the preparation of the projected cash flows and will adjust the provision, if required.

23. Financial instruments classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

							Consolidated
				December 31, 2018			December 31, 2017
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Loans and receivables or amortized cost	At fair value through profit or loss	Total
Current							
Cash and cash equivalents	22,413	-	-	22,413	14,318	-	14,318
Financial investments	-	-	125	125	61	-	61
Derivative financial instruments	-	-	149	149	-	351	351
Accounts receivable	10,679	-	(418)	10,261	8,039	563	8,602
Related parties	1,409	-	-	1,409	6,277	-	6,277
	34,501	-	(144)	34,357	28,695	914	29,609
Non-current							
Derivative financial instruments	-	-	1,520	1,520	-	1,497	1,497
Investments in equity securities	-	3,823	-	3,823	-	-	-
Loans	589	-	-	589	498	-	498
Related parties	6,248	-	-	6,248	8,695	-	8,695
	6,837	3,823	1,520	12,180	9,193	1,497	10,690
Total of financial assets	41,338	3,823	1,376	46,537	37,888	2,411	40,299
Financial liabilities							
Current							
Suppliers and contractors	13,610	-	-	13,610	13,367	-	13,367
Derivative financial instruments	-	-	1,821	1,821	-	344	344
Loans and borrowings	3,889	-	-	3,889	5,633	-	5,633
Related parties	4,392	-	-	4,392	2,916	-	2,916
	21,891	-	1,821	23,712	21,916	344	22,260
Non-current							
Derivative financial instruments	-	-	1,335	1,335	-	2,269	2,269
Loans and borrowings	56,039	-	-	56,039	68,759	-	68,759
Related parties	3,722	-	-	3,722	3,226	-	3,226
Participative stockholders' debentures	-	-	5,454	5,454	-	4,080	4,080
	59,761	-	6,789	66,550	71,985	6,349	78,334
Total of financial liabilities	81,652	-	8,610	90,262	93,901	6,693	100,594

55

VALE

Notes to the Financial Statements

Expressed in millions of Brazilian reais, unless otherwise stated

							Parent company
	December 31, 2018				December 31, 2017		
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Loans and receivables or amortized cost	At fair value through profit or loss	Total
Current							
Cash and cash equivalents	4,835	-	-	4,835	1,876	-	1,876
Financial investments	-	-	4	4	4	-	4
Derivative financial instruments	-	-	116	116	-	199	199
Accounts receivable	17,344	-	(11)	17,333	9,571	(11)	9,560
Related parties	240	-	-	240	206	-	206
	22,419	-	109	22,528	11,657	188	11,845
Non-current							
Derivative financial instruments	-	-	1,471	1,471	-	1,268	1,268
Investments in equity securities	-	3,334	-	3,334	-	-	-
Loans	18	-	-	18	18	-	18
Related parties	453	-	-	453	579	-	579
	471	3,334	1,471	5,276	597	1,268	1,865
Total of financial assets	22,890	3,334	1,580	27,804	12,254	1,456	13,710
Financial liabilities							
Current							
Suppliers and contractors	7,342	-	-	7,342	7,503	-	7,503
Derivative financial instruments	-	-	1,506	1,506	-	311	311
Loans and borrowings	2,523	-	-	2,523	4,378	-	4,378
Related parties	3,577	-	-	3,577	4,102	-	4,102
	13,442	-	1,506	14,948	15,983	311	16,294
Non-current							
Derivative financial instruments	-	-	1,245	1,245	-	2,113	2,113
Loans and borrowings	23,082	-	-	23,082	28,966	-	28,966
Related parties	65,041	-	-	65,041	48,762	-	48,762
Participative stockholders' debentures	-	-	5,454	5,454	-	4,080	4,080
	88,123	-	6,699	94,822	77,728	6,193	83,921
Total of financial liabilities	101,565	-	8,205	109,770	93,711	6,504	100,215

The classification of financial assets and liabilities by currencies are as follows:

						Consolidated
						December 31, 2018
Financial assets	R$	US$	CAD	EUR	Others currencies	Total
Current						
Cash and cash equivalents	10,715	11,172	89	46	391	22,413
Financial investments	4	121	-	-	-	125
Derivative financial instruments	116	33	-	-	-	149
Accounts receivable	1,731	8,517	13	-	-	10,261
Related parties	-	1,409	-	-	-	1,409
	12,566	21,252	102	46	391	34,357
Non-current						
Derivative financial instruments	1,471	49	-	-	-	1,520
Investments in equity securities	-	3,823	-	-	-	3,823
Loans	18	571	-	-	-	589
Related parties	-	6,248	-	-	-	6,248
	1,489	10,691	-	-	-	12,180
Total of financial assets	14,055	31,943	102	46	391	46,537
Financial liabilities						
Current						
Suppliers and contractors	6,939	4,580	1,133	548	410	13,610
Derivative financial instruments	1,506	315	-	-	-	1,821
Loans and borrowings	2,062	1,589	98	140	-	3,889
Related parties	2,981	1,411	-	-	-	4,392
	13,488	7,895	1,231	688	410	23,712
Non-current						
Derivative financial instruments	1,246	89	-	-	-	1,335
Loans and borrowings	11,423	39,909	491	4,216	-	56,039
Related parties	253	3,469	-	-	-	3,722
Participative stockholders' debentures	5,454	-	-	-	-	5,454
	18,376	43,467	491	4,216	-	66,550
Total of financial liabilities	31,864	51,362	1,722	4,904	410	90,262

56

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

						Consolidated
						December 31, 2017
Financial assets	R$	US$	CAD	EUR	Others currencies	Total
Current						
Cash and cash equivalents	5,921	7,924	159	36	278	14,318
Financial investments	3	58	-	-	-	61
Derivative financial instruments	199	152	-	-	-	351
Accounts receivable	813	7,723	20		46	8,602
Related parties	-	6,277	-	-	-	6,277
	6,936	22,134	179	36	324	29,609
Non-current						
Derivative financial instruments	1,269	228	-	-	-	1,497
Loans	17	481	-	-	-	498
Related parties	-	8,695	-	-	-	8,695
	1,286	9,404	-	-	-	10,690
Total of financial assets	8,222	31,538	179	36	324	40,299
Financial liabilities						
Current						
Suppliers and contractors	8,150	3,665	1,277	162	113	13,367
Derivative financial instruments	314	30	-	-	-	344
Loans and borrowings	2,541	2,911	57	124	-	5,633
Related parties	-	2,916	-	-	-	2,916
	11,005	9,522	1,334	286	113	22,260
Non-current						
Derivative financial instruments	2,110	159	-	-	-	2,269
Loans and borrowings	11,178	53,125	685	3,771	-	68,759
Related parties	258	2,968	-	-	-	3,226
Participative stockholders' debentures	4,080	-	-	-	-	4,080
	17,626	56,252	685	3,771	-	78,334
Total of financial liabilities	28,631	65,774	2,019	4,057	113	100,594

					Parent company
					December 31, 2018
Financial assets	R$	US$	EUR	Others currencies	Total
Current					
Cash and cash equivalents	4,773	62	-	-	4,835
Financial investments	4	-	-	-	4
Derivative financial instruments	116	-	-	-	116
Accounts receivable	570	16,756	7	-	17,333
Related parties	-	240	-	-	240
	5,463	17,058	7	-	22,528
Non-current					
Derivative financial instruments	1,471	-	-	-	1,471
Investments in equity securities	-	3,334	-	-	3,334
Loans	18	-	-	-	18
Related parties	-	453	-	-	453
	1,489	3,787	-	-	5,276
Total of financial assets	6,952	20,845	7	-	27,804
Financial liabilities					
Current					
Suppliers and contractors	6,953	130	236	23	7,342
Derivative financial instruments	1,506	-	-	-	1,506
Loans and borrowings	1,722	662	139	-	2,523
Related parties	796	2,781	-	-	3,577
	10,977	3,573	375	23	14,948
Non-current					
Derivative financial instruments	1,245	-	-	-	1,245
Loans and borrowings	10,749	9,004	3,329	-	23,082
Related parties	1,750	63,291	-	-	65,041
Participative stockholders' debentures	5,454	-	-	-	5,454
	19,198	72,295	3,329	-	94,822
Total of financial liabilities	30,175	75,868	3,704	23	109,770

57

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

				Parent company
				December 31, 2017
Financial assets	R$	US$	EUR	Total
Current				
Cash and cash equivalents	1,836	40	-	1,876
Financial investments	4	-	-	4
Derivative financial instruments	199	-	-	199
Accounts receivable	1,094	8,459	7	9,560
Related parties	-	206	-	206
	3,133	8,705	7	11,845
Non-current				
Derivative financial instruments	1,268	-	-	1,268
Loans	18	-	-	18
Related parties	-	579	-	579
	1,286	579	-	1,865
Total of financial assets	4,419	9,284	7	13,710
Financial liabilities				
Current				
Suppliers and contractors	7,276	163	64	7,503
Derivative financial instruments	311	-	-	311
Loans and borrowings	2,228	2,026	124	4,378
Related parties	822	3,280	-	4,102
	10,637	5,469	188	16,294
Non-current				
Derivative financial instruments	2,113	-	-	2,113
Loans and borrowings	10,276	15,713	2,977	28,966
Related parties	2,508	46,254	-	48,762
Participative stockholders' debentures	4,080	-	-	4,080
	18,977	61,967	2,977	83,921
Total of financial liabilities	29,614	67,436	3,165	100,215

Accounting policy

The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest.

Financial instruments are measured at fair value through profit or loss unless certain conditions are met that permit measurement at fair value through other comprehensive income ("FVOCI") or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal.

Investments in equity instruments are measured at fair value through profit or loss unless they are eligible to be measured at FVOCI. The Company recognizes equity instruments and gains and losses are never being recycled to profit or loss.

Information about the Company's exposure to credit risk is set out in note 33.

All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Participative stockholders' debentures and Derivative financial instruments are measured at fair value through profit or loss.

58

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

24. Fair value estimate

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability. The financial assets and liabilities recorded at fair value are classified and disclosed in accordance with the following levels:

Level 1 – Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

a) Assets and liabilities measured and recognized at fair value:

							Consolidated
				December 31, 2018			December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets							
Financial investments	125	-	-	125	-	-	-
Derivative financial instruments	-	525	1,144	1,669	954	894	1,848
Accounts receivable	-	(418)	-	(418)	563	-	563
Investments in equity securities	3,823	-	-	3,823	-	-	-
Total	**3,948**	**107**	**1,144**	**5,199**	**1,517**	**894**	**2,411**
Financial liabilities							
Derivative financial instruments	-	2,466	690	3,156	1,923	690	2,613
Participative stockholders' debentures	-	5,454	-	5,454	4,080	-	4,080
Total	-	**7,920**	**690**	**8,610**	**6,003**	**690**	**6,693**

							Parent company
				December 31, 2018			December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets							
Financial investments	4	-	-	4	-	-	-
Derivative financial instruments	-	443	1,144	1,587	573	894	1,467
Accounts receivable	-	(11)	-	(11)	(11)	-	(11)
Investments in equity securities	3,334	-	-	3,334	-	-	-
Total	**3,338**	**432**	**1,144**	**4,914**	**562**	**894**	**1,456**
Financial liabilities							
Derivative financial instruments	-	2,061	690	2,751	1,734	690	2,424
Participative stockholders' debentures	-	5,454	-	5,454	4,080	-	4,080
Total	-	**7,515**	**690**	**8,205**	**5,814**	**690**	**6,504**

The Company changed its accounting estimate on the calculation of the participative stockholders' debentures from January 1, 2018. The Company has replaced in the calculation the assumption of spot price at the reporting date to the weighted average price traded on the market within the last month of the quarter.

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 in the year ended December 31, 2018.

The following table presents the changes in Level 3 assets and liabilities for the year ended December 31, 2018:

		Consolidated		Parent company
				Derivative financial instruments
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance at December 31, 2017	**894**	**690**	**894**	**690**
Gain and losses recognized in income statement	250	-	250	-
Balance at December 31, 2018	**1,144**	**690**	**1,144**	**690**

59

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Methods and valuation techniques

i) Derivative financial instruments

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates, detailed in the item "market curves" (note 34).

For the pricing of options the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency.

For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange ("LME"), the Commodity Exchange ("COMEX") or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices.

ii) Participative stockholders' debentures - Consist of the debentures issued during the privatization process (note 13), for which fair values are measured based on the market approach. Reference prices are available on the secondary market.

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year.

An analysis of the impact if actual results are different from management's estimates is present on note 34 (sensitivity analysis).

b) Fair value of financial instruments not measured at fair value

The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated to level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flow basis using LIBOR future values and Vale's bonds curve.

The fair values and carrying amounts of loans and borrowings are as follows:

	Consolidated				Parent company			
Financial liabilities	Balance	Fair value	Level 1	Level 2	Balance	Fair value	Level 1	Level 2
December 31, 2018								
Debt principal	59,006	63,013	41,408	21,605	25,220	25,586	8,049	17,537
December 31, 2017								
Debt principal	72,628	76,377	49,406	26,971	32,199	34,088	11,213	22,875

60

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

25. Derivative financial instruments

a) Derivatives effects on statement of financial position

				Consolidated
				Assets
		December 31, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting				
Foreign exchange and interest rate risk				
CDI & TJLP vs. US$ fixed and floating rate swap	35	-	125	-
IPCA swap	27	324	30	271
Eurobonds swap	-	17	-	89
Pré-dolar swap	73	3	73	106
	135	**344**	**228**	**466**
Commodities price risk				
Nickel	8	-	73	10
Bunker oil	3	-	50	-
	11	**-**	**123**	**10**
Others (note 34)	3	1,176	-	1,021
	3	**1,176**	**-**	**1,021**
Total	**149**	**1,520**	**351**	**1,497**

				Consolidated
				Liabilities
		December 31, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting				
Foreign exchange and interest rate risk				
CDI & TJLP vs. US$ fixed and floating rate swap	1,481	380	314	1,356
IPCA swap	136	181	-	136
Eurobonds swap	19	-	13	-
Pré-dolar swap	40	72	17	79
	1,676	**633**	**344**	**1,571**
Commodities price risk				
Nickel	31	8	-	-
Bunker oil	114	-	-	-
	145	**8**	**-**	**-**
Others (note 34)	-	694	-	698
	-	**694**	**-**	**698**
Total	**1,821**	**1,335**	**344**	**2,269**

				Parent company
				Assets
		December 31, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting				
Foreign exchange and interest rate risk				
CDI & TJLP vs. US$ fixed and floating rate swap	16	-	104	-
IPCA swap	27	324	21	273
Pré-dolar swap	73	3	74	102
	116	**327**	**199**	**375**
Others	-	1,144	-	893
	-	**1,144**	**-**	**893**
Total	**116**	**1,471**	**199**	**1,268**

61

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company			
	Liabilities			
	December 31, 2018		December 31, 2017	
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting				
Foreign exchange and interest rate risk				
CDI & TJLP vs. US$ fixed and floating rate swap	1,447	341	295	1,283
IPCA swap	19	143	-	59
Pré-dolar swap	40	72	16	81
	1,506	556	311	1,423
Others	-	689	-	690
	-	689	-	690
Total	1,506	1,245	311	2,113

b) Effects of derivatives on the income statement, cash flow and other comprehensive income

	Gain (loss) recognized in the income statement				
	Consolidated			Parent company	
	Year ended December 31				
	2018	2017	2016	2018	2017
Derivatives not designated as hedge accounting					
Foreign exchange and interest rate risk					
CDI & TJLP vs. US$ fixed and floating rate swap	(750)	483	2,897	(711)	423
IPCA swap	(105)	132	257	(46)	106
Eurobonds swap	(117)	122	(75)	-	-
Euro forward	-	144	(152)	-	-
Pré-dolar swap	(82)	116	241	(82)	116
	(1,054)	997	3,168	(839)	645
Commodities price risk					
Nickel	(99)	97	(158)	-	-
Bunker oil	16	(258)	911	-	-
	(83)	(161)	753	-	-
Others	131	624	261	250	640
Derivatives designated as cash flow hedge accounting					
Foreign exchange	-	-	(10)	-	-
	-	-	(10)	-	-
Total	(1,006)	1,460	4,172	(589)	1,285

	Financial settlement inflows (outflows)				
	Consolidated			Parent company	
	Year ended December 31				
	2018	2017	2016	2018	2017
Derivatives not designated as hedge accounting					
Foreign exchange and interest rate risk					
CDI & TJLP vs. US$ fixed and floating rate swap	(478)	(572)	(1,689)	(415)	(505)
IPCA swap	11	(65)	(78)	-	(65)
Eurobonds swap	(14)	(121)	(524)	-	-
Pré-dolar swap	34	(6)	(361)	34	(7)
	(447)	(764)	(2,652)	(381)	(577)
Commodities price risk					
Nickel	23	11	(113)	-	-
Bunker oil	187	(10)	(2,829)	-	-
	210	1	(2,942)	-	-
Others	(13)	-	-	-	-
Derivatives designated as cash flow hedge accounting					
Foreign exchange	-	-	(10)	-	-
	-	-	(10)	-	-
Total	(250)	(763)	(5,604)	(381)	(577)

62

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Gain (loss) recognized in other comprehensive income				
	Consolidated			Parent company	
	Year ended December 31				
	2018	2017	2016	2018	2017
Derivatives designated as cash flow hedge accounting					
Foreign exchange	-	-	10	-	-
Total	-	-	10	-	-

The maturity dates of the derivative financial instruments are as follows:

	Last maturity dates
Currencies and interest rates	December 2027
Bunker oil	June 2019
Nickel	December 2020
Others	December 2027

c) Hedge in foreign operations

As at December 31, 2018 the carrying value of the debts designated as instrument hedge of the Company's investment in foreign operations (Vale International S.A. and Vale International Holding GmbH; hedging objects) are R$9,559 (US$2,467 million) and R$3,329 (EUR750 million), respectively. The foreign exchange losses of R$2,966 (R$1,958, net of taxes) and R$469 (R$310, net of taxes), were recognized for the year ended December 31, 2018 and 2017, respectively, in the "Cumulative translation adjustments" in stockholders' equity. This hedge was highly effective throughout the year ended December 31, 2018.

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments.

At the beginning of the hedge operations, the Company documents the type of hedge, the relation between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company adopts the hedge accounting procedure and designates certain derivatives as shows below:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within "Unrealized fair value gain (losses)". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within "Cumulative translation adjustments". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

63

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

26. Provisions

				Consolidated
	Current liabilities		Non-current liabilities	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Payroll, related charges and other remunerations	4,054	3,641	-	-
Onerous contracts	235	337	2,486	1,203
Environmental obligations (i)	382	99	784	262
Asset retirement obligations (note 27)	331	289	11,738	10,191
Provisions for litigation (note 28)	-	-	5,258	4,873
Employee post retirement obligations (note 29)	276	244	7,225	6,714
Provisions	5,278	4,610	27,491	23,243

				Parent company
	Current liabilities		Non-current liabilities	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Payroll, related charges and other remunerations	2,808	2,541	-	-
Environmental obligations (i)	277	80	514	106
Asset retirement obligations (note 27)	158	210	3,217	1,793
Provisions for litigation (note 28)	-	-	4,483	4,219
Employee post retirement obligations (note 29)	88	73	1,544	782
Provisions	3,331	2,904	9,758	6,900

(i) In 2018, the Company recognized an obligation in the amount of R$886 in the Consolidated and R$600 in the Parent Company related to certain environmental obligation that became effective from the current year due to changes in the regulation in place.

27. Asset retirement obligations

Provision is made for expected costs for the closure of the mines and deactivation of the related mining assets. Changes in the provision for asset retirement obligations and long-term interest rates (per annum, used to discount these obligations to present value and to update the provisions) are as follows:

	Consolidated		Parent company	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Balance at beginning of the year	10,480	8,209	2,003	1,642
Present value valuation	53	220	25	126
Settlements	(949)	(195)	(52)	(32)
Revisions on cash flows estimates	1,690	2,039	1,399	267
Translation adjustment	795	480	-	-
Effect of discontinued operations				
Transfer to net assets held for sale	-	(273)	-	-
Balance at end of the year	12,069	10,480	3,375	2,003
Current	331	289	158	210
Non-current	11,738	10,191	3,217	1,793
	12,069	10,480	3,375	2,003
Long-term interest rates (per annum)				
Brazil	4.94%	5.34%	4.94%	5.34%
Canada	0.77%	0.57%		
Other regions	1.33% - 8.59%	0.72% - 6.13%		

Accounting policy

When the provision is recognized, the corresponding cost is capitalized as part of property, plant and equipment and it is depreciated over the useful life of the related mining asset, resulting in an expense recognized in the income statement.

The long-term liability is discounted at presented value using a long-term risk free discount rate applicable to the liability and the unwinds are recorded in the income statement and is reduced by payments for mine closure and decommissioning of mining assets.

The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

64

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Critical accounting estimates and judgments

Judgment is required to determine key assumptions used on the asset retirement obligation measurement such as, interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significantly impact the recorded provision. Therefore, the estimated costs for closure of the mining assets are deemed to be a critical accounting estimate. These estimates are annually reviewed.

28. Litigation

a) Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company's legal consultants.

Changes in provision for litigation are as follows:

					Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2016	**695**	**272**	**1,742**	**25**	**2,734**
Additions and reversals, net	69	52	406	13	540
Payments	(372)	(8)	(336)	(2)	(718)
Indexation and interest	41	116	112	(2)	267
Translation adjustment	37	-	-	-	37
Merger of Valepar (note 30) (i)	2,013	-	-	-	2,013
Balance at December 31, 2017	**2,483**	**432**	**1,924**	**34**	**4,873**
Additions and reversals, net	63	248	383	(13)	681
Payments	(17)	(87)	(433)	(6)	(543)
Additions - discontinued operations	56	3	59	1	119
Indexation and interest	81	61	(12)	(3)	127
Translation adjustment	14	(13)	-	-	1
Balance at December 31, 2018	**2,680**	**644**	**1,921**	**13**	**5,258**

					Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2016	**53**	**247**	**1,621**	**23**	**1,944**
Additions and reversals, net	71	(22)	368	6	423
Payments	(78)	(27)	(323)	(2)	(430)
Indexation and interest	58	110	104	(3)	269
Merger of Valepar (note 30) (i)	2,013	-	-	-	2,013
Balance at December 31, 2017	**2,117**	**308**	**1,770**	**24**	**4,219**
Additions and reversals, net	1	161	315	(13)	464
Payments	(8)	(32)	(355)	-	(395)
Indexation and interest	74	27	(22)	(3)	76
Additions of disposals of subsidiaries	56	3	59	1	119
Balance at December 31, 2018	**2,240**	**467**	**1,767**	**9**	**4,483**

(i) refers to litigations of PIS/COFINS of interest on capital.

i. Provisions for labor litigation - Consist of lawsuits filed by employees and service suppliers, related to employment relationships mainly in Brazil. The relevant claims are related to payment for overtime work, commuting time, and health and safety conditions. Also the Brazilian national social security institute ("INSS") contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

65

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Contingent liabilities

Contingent liabilities are administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice. The contingent liabilities are as follows:

	Consolidated		Parent company	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Tax litigation	33,481	29,244	30,808	26,510
Civil litigation	7,583	5,371	5,371	3,957
Labor litigation	5,717	6,455	5,398	6,118
Environmental litigation	4,070	7,242	3,897	7,058
Total	50,851	48,312	45,474	43,643

i - Tax litigation - Our most significant tax-related contingent liabilities result from disputes related to (i) the deductibility of our payments of social security contributions on the net income ("CSLL") from our taxable income, (ii) challenges of certain tax credits we deducted from our PIS and COFINS payments, (iii) assessments of CFEM ("royalties"), and (iv) charges of value-added tax on services and circulation of goods ("ICMS"), especially relating to certain tax credits we claimed from the sale and transmission of energy, ICMS charges to anticipate the payment in the entrance of goods to Pará State and ICMS/penalty charges on our own transportation. The changes reported in the period resulted, mainly, from the exclusion of the tax cases related to IPI, PIS and COFINS (isolated fine), IRPJ and ICMS (PRCT) and due to the new proceedings related to IRPJ, CSLL, ICMS, ISS and IPTU and the application interest and inflation adjustments to the disputed amounts.

ii - Civil litigation - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims are related to contractual disputes regarding inflation index. The changes reported in the period resulted, mainly from reviewing the process related to commercial divergences of supply contracts.

iii - Labor litigation - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, commuting time or health and safety conditions; and the Brazilian national social security institute ("INSS") regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c) Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	Consolidated		Parent company	
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Tax litigation	4,143	3,971	4,040	3,864
Civil litigation	231	199	117	48
Labor litigation	2,150	2,359	1,991	2,156
Environmental litigation	125	42	125	42
Total	6,649	6,571	6,273	6,110

Beside the deposits already made, the Company has bank guarantees for judicial deposits in the amount of R$5.6 billion. The annual cost of these guarantees is 1.5% and it is recognized as "financial expenses".

d) Contingencies related to Samarco accident

Given the status of the contingencies related to Samarco accident, it is not possible to provide a range of possible outcomes or a reliable estimate of potential losses for Vale S.A. Consequently, no contingent liability has been quantified and no provision was recognized.

66

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated (i) Public civil claim filed by the Federal Government and others and Public civil claim filed by Federal Prosecution Office (“MPF”) In 2016, the federal government, the Brazilian states of Espírito Santo and Minas Gerais and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, with an estimated value indicated by the plaintiffs of R$20.2 billion. In the same year, MPF filed a public civil action against Samarco and its shareholders and presented several claims, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by MPF is R$155 billion. In 2018, the parties entered into an agreement (“Term of Adjustment of Conduct”), which was determined, in summary, (i) the complete extinction of the public civil claim of R$20.2 billion filed by the Federal Government and others; and (ii) the partial extinction of the public civil claim of R$155 billion filed by MPF. In relation to the public civil claim of R$155 billion, the parties continue to negotiate for the termination of some of their requests, as well as other lawsuits whose objects have already been included in the Term of Adjustment of Conduct. (ii) United States class action lawsuits Samarco and its shareholders were named as defendants in securities class action lawsuits in the Federal Court in New York, related to disclosures of risks of the operations of Samarco and others. The plaintiffs have not specified an amount of alleged damages in these actions. (iii) Criminal lawsuit In 2016, the MPF brought a criminal lawsuit against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for the consequences related to Fundão dam failure. All prosecution witnesses residing in Brazil have been heard. Currently, the criminal lawsuit awaits for a position from Judiciary and all hearings related to this action are suspended. e) Contingent assets In 2015, the Company filed an enforceable action in the amount of R$524 referring to the final court decision in favor of the Company of the accrued interest of compulsory deposits from 1987 to 1993. Currently it is not possible to estimate the economic benefit inflow as there is a pending judicial decision. Consequently, the asset was not recognized in the financial statements. In March 2017, the Federal Supreme Court (STF) decided that the ICMS shall not be included in PIS and COFINS tax basis. The related decision is not final because is still pending the judgment of an appeal from the Federal Government. Vale has been discussing this issue in two judicial proceedings, which are covered by taxable events occurred since December 2001. In one of them, Vale reached a favorable final judicial decision on March 18, 2019. In the other case, the Company is awaiting the application of the STF decision by Federal Regional Court of the 2nd Region. The asset was not recognized in the financial statements and the effects of the favorable final judicial decision on March 18, 2019 will be evaluated by the Company. Accounting policy A provision is recognized when it is considered probable that an outflow of resources will be required to settle the obligation and can be reliably estimated. The liability is accounted against an expense in the income statement. This obligation is updated based on the developments of the judicial process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled. Critical accounting estimates and judgments By nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events. 67

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

29. Employee benefits

a) Employee postretirements obligations

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social ("Valia") a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais ("*Vale Mais*") and benefit plan Valiaprev ("*Valiaprev*") - Certain Company's employees are participants of Vale Mais and Valiaprev plans with components of defined benefits (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefit plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2018 and 2017.

Defined benefit plan ("*Plano BD*") - The Plano BD has been closed to new entrants since the year 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2018 and 2017 and the contributions made by the Company are not relevant.

Complementary Allowance ("*Abono complementação*") benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments plus post-retirement benefits that covers medical, dental and pharmaceutical assistance. The contributions made by the Company finished in 2014. The complementary allowance benefit was overfunded as at December 31, 2018 and 2017.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the complementary allowance benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2018 and 2017.

The Foreign plans are managed in accordance with their region. They are divided between plans in Canada, United States of America, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans are underfunded as at December 31, 2018 and 2017.

Employers' disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Change in benefit obligation

	Consolidated			Parent company		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as at December 31, 2016	**10,896**	**13,183**	**4,224**	**10,896**	**-**	**740**
Service costs	23	275	95	23	-	27
Interest costs	1,149	587	215	1,149	-	78
Benefits paid	(1,039)	(881)	(207)	(1,039)	-	(74)
Participant contributions	2	(39)	-	2	-	-
Effect of changes in the actuarial assumptions	208	560	40	208	-	84
Translation adjustment	-	1,104	294	-	-	-
Benefit obligation as at December 31, 2017	**11,239**	**14,789**	**4,661**	**11,239**	**-**	**855**
Acquisition	-	-	-		1,328	-
Service costs	19	379	139	19	1	51
Interest costs	1,052	596	220	1,052	126	81
Benefits paid	(1,095)	(1,026)	(226)	(1,095)	(107)	(69)
Participant contributions	6	(43)	-	6	1	-
Effect of changes in the actuarial assumptions	2,640	(619)	(117)	2,640	(53)	47
Translation adjustment	-	1,150	279	-	-	-
Others	-	-	-	-	-	(2)
Benefit obligation as at December 31, 2018	**13,861**	**15,226**	**4,956**	**13,861**	**1,296**	**963**

68

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

ii. Evolution of assets fair value

	Consolidated			Parent company		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2016	15,298	11,144	-	15,298	-	-
Interest income	1,639	482	-	1,639	-	-
Employer contributions	121	207	207	121	-	74
Participant contributions	2	(39)	-	2	-	-
Benefits paid	(1,039)	(881)	(207)	(1,039)	-	(74)
Return on plan assets (excluding interest income)	(49)	568	-	(49)	-	-
Translation adjustment	-	1,011	-	-	-	-
Fair value of plan assets as at December 31, 2017	15,972	12,492	-	15,972	-	-
Acquisition	-	-	-		792	
Interest income	1,519	481	-	1,519	73	-
Employer contributions	131	184	226	131	14	69
Participant contributions	6	1	-	6	1	-
Benefits paid	(1,095)	(935)	(226)	(1,095)	(107)	(69)
Return on plan assets (excluding interest income)	1,831	(540)	-	1,831	(146)	-
Translation adjustment	-	998	-	-	-	-
Others	(9)	-	-	(9)	-	-
Fair value of plan assets as at December 31, 2018	18,355	12,681	-	18,355	627	-

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

						Consolidated
						Plans in Brazil
	December 31, 2018			December 31, 2017		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	4,733	-	-	4,402	-	-
Interest income	462	-	-	485	-	-
Changes on asset ceiling	(701)	-	-	(154)	-	-
Balance at end of the year	4,494	-	-	4,733	-	-
Amount recognized in the statement of financial position						
Present value of actuarial liabilities	(13,861)	(1,296)	(963)	(11,239)	(1,328)	(854)
Fair value of assets	18,355	627	-	15,972	792	-
Effect of the asset ceiling	(4,494)	-	-	(4,733)	-	-
Liabilities	-	(669)	(963)	-	(536)	(854)
Current liabilities	-	(14)	(74)	-	-	(73)
Non-current liabilities	-	(655)	(889)	-	(536)	(781)
Liabilities	-	(669)	(963)	-	(536)	(854)

						Consolidated
						Foreign plan
	December 31, 2018			December 31, 2017		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position						
Present value of actuarial liabilities	-	(13,930)	(3,993)	-	(13,461)	(3,807)
Fair value of assets	-	12,053	-	-	11,700	-
Liabilities	-	(1,877)	(3,993)	-	(1,761)	(3,807)
Current liabilities	-	(60)	(128)	-	(54)	(117)
Non-current liabilities	-	(1,817)	(3,865)	-	(1,707)	(3,690)
Liabilities	-	(1,877)	(3,993)	-	(1,761)	(3,807)

69

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated					
	Total					
	December 31, 2018			December 31, 2017		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	4,733	-	-	4,402	-	-
Interest income	462	-	-	485	-	-
Changes on asset ceiling	(701)	-	-	(154)	-	-
Balance at end of the year	4,494	-	-	4,733	-	-
Amount recognized in the statement of financial position						
Present value of actuarial liabilities	(13,861)	(15,226)	(4,956)	(11,239)	(14,789)	(4,661)
Fair value of assets	18,355	12,681	-	15,972	12,492	-
Effect of the asset ceiling	(4,494)	-	-	(4,733)	-	-
Liabilities	-	(2,545)	(4,956)	-	(2,297)	(4,661)
Current liabilities	-	(74)	(202)	-	(54)	(190)
Non-current liabilities	-	(2,471)	(4,754)	-	(2,243)	(4,471)
Liabilities	-	(2,545)	(4,956)	-	(2,297)	(4,661)

	Parent company				
	Plans in Brazil				
	December 31, 2018			December 31, 2017	
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Other benefits
Balance at beginning of the year	4,733	-	-	4,402	-
Interest income	462	-	-	485	-
Changes on asset ceiling	(701)	-	-	(154)	-
Balance at end of the year	4,494	-	-	4,733	-
Amount recognized in the statement of financial position					
Present value of actuarial liabilities	(13,861)	(1,296)	(963)	(11,239)	(855)
Fair value of assets	18,355	627	-	15,972	-
Effect of the asset ceiling	(4,494)	-	-	(4,733)	-
Liabilities	-	(669)	(963)	-	(855)
Current liabilities	-	(14)	(74)	-	(73)
Non-current liabilities	-	(655)	(889)	-	(782)
Liabilities	-	(669)	(963)	-	(855)

iv. Costs recognized in the income statement

	Consolidated								
	Year ended December 31								
	2018			2017			2016		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	19	379	139	23	275	95	36	267	(44)
Interest on expense on liabilities	1,052	596	220	1,149	587	215	1,256	608	231
Interest income on plan assets	(1,519)	(481)	-	(1,639)	(482)	-	(1,777)	(525)	-
Interest expense on effect of (asset ceiling)/ onerous liability	462	-	-	485	-	-	541	-	-
Total of cost, net	14	494	359	18	380	310	56	350	187

	Parent company					
	Year ended December 31					
	2018			2017		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	19	1	51	23	-	27
Interest on expense on liabilities	1,052	126	81	1,149	-	78
Interest income on plan assets	(1,519)	(73)	-	(1,639)	-	-
Interest expense on effect of (asset ceiling)/ onerous liability	462	-	-	485	-	-
Total of cost, net	14	54	132	18	-	105

70

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

v. Costs recognized in the statement of comprehensive income

	Consolidated								
	Year ended December 31								
	2018			2017			2016		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(545)	(1,642)	(626)	(500)	(1,616)	(523)	(440)	(1,934)	(369)
Effect of changes actuarial assumptions	(2,640)	643	100	(212)	(560)	(94)	(942)	(371)	(244)
Return on plan assets (excluding interest income)	1,831	(540)	17	(4)	545	-	976	192	-
Change of asset ceiling	701	-	-	159	-	-	(125)	-	-
Others	-	-	-	(11)	1	(47)	-	95	-
	(108)	103	117	(68)	(14)	(141)	(91)	(84)	(244)
Deferred income tax	37	(27)	(31)	23	(6)	42	31	62	60
Others comprehensive income	(71)	76	86	(45)	(20)	(99)	(60)	(22)	(184)
Translation adjustments	-	(230)	(45)	-	(8)	(2)	-	340	30
Transfers/ disposal	(24)	(16)	91	-	2	(2)	-	-	-
Accumulated other comprehensive income	(640)	(1,812)	(494)	(545)	(1,642)	(626)	(500)	(1,616)	(523)

	Parent company					
	Year ended December 31					
	2018			2017		
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(569)	-	(247)	(501)	-	(190)
Effect of changes actuarial assumptions	(2,640)	53	(47)	(208)	-	(84)
Return on plan assets (excluding interest income)	1,831	(146)	-	(49)	-	-
Change of asset ceiling	701	-	-	154	-	-
Others	-	-	(1)	-	-	(2)
	(108)	(93)	(48)	(103)	-	(86)
Deferred income tax	37	32	17	35	-	29
Others comprehensive income	(71)	(61)	(31)	(68)	-	(57)
Transfers/ disposal	-	(297)	-	-	-	-
Accumulated other comprehensive income	(640)	(358)	(278)	(569)	-	(247)

vi. Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is achieved by conducting audits and assessments of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

Legal - lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisions. Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considering the impact of regulatory changes.

Actuarial - the annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considers the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other).

Market - profitability projections are performed for the various plans and profiles of investments for 10 years in the management study of assets and liabilities. These projections include the risks of investments in various market segments. Furthermore, the risks for short-term market of the plans are monitored monthly through metrics of VaR (Value at Risk) and stress testing. For exclusive investment funds of Valia, the market risk is measured daily by the custodian asset bank.

Credit - assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies, the assessment is conducted by monitoring of the company until the maturity of the security.

71

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

vii. Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the trend of social security in Brazil ("INSS") benefits, mortality and disability.

The economic and actuarial assumptions adopted have been taken considering the maturity dates and therefore, in the short term they would not realize.

The following assumptions were adopted in the assessment:

						Brazil
			December 31, 2018			December 31, 2017
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	8.86% - 9.10%	9.10%	9.05% - 9.29%	9.74% - 9.85%	9.84%	9.74% - 9.91%
Nominal average rate to determine expense/income	8.86% - 9.10%	9.10%	N/A	9.74% - 9.85%	9.84%	N/A
Nominal average rate of salary increase	4.00% - 6.08%	6.08%	N/A	4.25% - 6.34%	4.25% - 6.34%	N/A
Nominal average rate of benefit increase	4.00%	6.08%	N/A	4.85%	4.85%	N/A
Immediate health care cost trend rate	N/A	N/A	7.12%	N/A	N/A	7.38%
Ultimate health care cost trend rate	N/A	N/A	7.12%	N/A	N/A	7.38%
Nominal average rate of price inflation	4.00%	4.00%	4.00%	4.25%	4.25%	4.25%

				Foreign
		December 31, 2018		December 31, 2017
	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	3.56%	3.66%	3.26%	3.44%
Nominal average rate to determine expense/income	3.26%	N/A	3.84%	N/A
Nominal average rate of salary increase	3.20%	N/A	3.27%	N/A
Nominal average rate of benefit increase	N/A	3.00%	N/A	3.00%
Immediate health care cost trend rate	N/A	5.90%	N/A	5.99%
Ultimate health care cost trend rate	N/A	4.56%	N/A	4.56%
Nominal average rate of price inflation	2.10%	2.10%	2.10%	2.10%

For the sensitivity analysis, the Company considers the effect of 1% in nominal discount rate to determine the actuarial liability. The effects of this variation on the actuarial liability the assumption adopted the average duration of the plan are as follows:

			Consolidated		Parent company
			December 31, 2018		December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Other benefits
Nominal discount rate - 1% increase					
Actuarial liability balance	12,825	13,403	4,956	12,825	877
Assumptions made	9.98%	5.03%	5.42%	9.98%	10.22%
Nominal discount rate - 1% reduction					
Actuarial liability balance	15,077	17,328	5,767	15,077	1,057
Assumptions made	7.98%	3.03%	3.42%	7.98%	8.22%

viii. Assets of pension plans

Brazilian plan assets as at December 31, 2018 and 2017 include respectively (i) investments in a portfolio of Vale's stock and other instruments in the amount of R$52 and R$124 and (ii) Brazilian Federal Government securities in the amount of R$16,271 and R$15,274.

Foreign plan assets as at December 31, 2018 and 2017 include Canadian Government securities in the amount of R$2,612 and R$2,858, respectively.

72

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

ix. Overfunded pension plans

Assets by category are as follows:

								Consolidated and Parent Company
				December 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities - Corporate	-	180	-	180	-	238	-	238
Debt securities - Government	9,481	-	-	9,481	9,119	-	-	9,119
Investments funds - Fixed Income	9,459	-	-	9,459	8,321	-	-	8,321
Investments funds - Equity	1,744	-	-	1,744	1,755	-	-	1,755
International investments	96	-	-	96	80	-	-	80
Structured investments - Private Equity funds	-	-	615	615	-	-	648	648
Structured investments - Real estate funds	-	-	57	57	-	-	50	50
Real estate	-	-	1,314	1,314	-	-	1,206	1,206
Loans to participants	-	-	622	622	-	-	744	744
Total	20,780	180	2,608	23,568	19,275	238	2,648	22,161
Funds not related to risk plans (i)				(5,213)				(6,189)
Fair value of plan assets at end of year				18,355				15,972

(i) Financial investments not related to coverage of overfunded pension plans.

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

					Consolidated and Parent Company
	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2016	456	32	1,205	850	2,543
Return on plan assets	117	(6)	12	92	215
Assets purchases	99	24	42	239	404
Assets sold during the year	(24)	-	(53)	(437)	(514)
Balance as at December 31, 2017	648	50	1,206	744	2,648
Return on plan assets	55	-	141	92	288
Assets purchases	6	7	26	853	892
Assets sold during the year	(94)	-	(59)	(1,067)	(1,220)
Balance as at December 31, 2018	615	57	1,314	622	2,608

x. Underfunded pension plans

Assets by category are as follows:

								Consolidated
				December 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	12	70	-	82	13	93	-	106
Equity securities	4,596	8	-	4,604	4,511	10	-	4,521
Debt securities - Corporate	-	1,450	-	1,450	-	1,118	-	1,118
Debt securities - Government	448	2,635	-	3,083	468	2,650	-	3,118
Investments funds - Fixed Income	159	1,147	-	1,306	527	-	-	527
Investments funds - Equity	-	480	-	480	26	1,297	-	1,323
Structured investments - Private Equity funds	-	-	825	825	321	-	651	972
Real estate	-	-	196	196	-	-	147	147
Loans to participants	-	-	13	13	-	-	17	17
Others	4	-	638	642	-	-	643	643
Total	5,219	5,790	1,672	12,681	5,866	5,168	1,458	12,492

73

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

					Consolidated
	Private equity funds	Real estate	Loans to participants	Others	Total
Balance as at December 31, 2016	608	78	18	564	1,268
Return on plan assets	26	3	-	32	61
Assets purchases	42	54	-	-	96
Assets sold during the year	(56)	(4)	(1)	-	(61)
Translation adjustment	31	16	-	47	94
Balance as at December 31, 2017	651	147	17	643	1,458
Return on plan assets	117	11	-	(55)	73
Assets purchases	80	66	-	-	146
Assets sold during the year	(81)	(37)	(4)	-	(122)
Translation adjustment	58	9	-	50	117
Balance as at December 31, 2018	825	196	13	638	1,672

xi. Disbursement of future cash flow

Vale expects to disburse R$483 in 2019 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

			December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits
2019	1,005	859	237
2020	1,039	862	245
2021	1,071	862	252
2022	1,100	865	260
2023	1,128	868	267
2024 and thereafter	5,978	4,324	1,430

b) Profit sharing program ("PLR")

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program R$1,860, R$2,490 and R$1,064 for the years ended December 31, 2018, 2017 and 2016, respectively.

c) Long-term compensation plan

For the long-term awarding of eligible executives, the Company compensation plans include Matching Program and Performance Share Unit Program - PSU, with three to four years-vesting cycles, respectively, with the aim of encouraging employee's retention and stimulating their performance.

For the Matching program, the participants can acquire Vale's common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the shares initially purchased by the executives have no restriction and can be sold at any time. However, if it's done before the end of the three-year-vesting period, they lose the entitlement of receiving the related award paid by Vale.

For PSU program, the eligible executives have the opportunity to receive during a four year-vesting cycle, an award equivalent to the market value of a determined number of common shares and conditioned to Vale's performance factor measured as an indicator of total return to the shareholders (TSR). This award is paid in cash and can occur in cumulative installments of 20% (at the end of 2nd year), 30% (at the end of 3rd year) and 50% (at the end of 4th year), conditioned to the performance factor of each year.

Liabilities of the plans are measured at fair value at every reporting period, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three or four years. For the years ended December 31, 2018, 2017 and 2016 the Company recognized in the income statement the amounts of R$351, R$207 and R$120, respectively, related to long-term compensation plan.

74

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated Accounting policy Employee benefits i. Current benefits – wages, vacations and related taxes Payments of benefits such as wages or accrued vacation, as well as the related social security taxes over those benefits are recognized monthly in income, on an accruals basis. ii. Current benefits – profit sharing program The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee. iii. Non-current benefits – long-term incentive programs The Company has established a procedure for awarding certain eligible executives (Matching and Virtual Shares Programs) with the goal of encouraging employee retention and optimum performance. Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the vesting period as defined. iv. Non-current benefits – pension costs and other post-retirement benefits The Company has several retirement plans for its employees. For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in these plans. For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year. For overfunded plans, the Company does not recognize any assets or benefits in the statement of financial position or income statement until such time as the use of the surplus is clearly defined. For underfunded plans, the Company recognizes actuarial liabilities and results arising from the actuarial valuation. Critical accounting estimates and judgments Post-retirement benefits for employees - The amounts recognized and disclosed depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized. At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations. 75

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

30. Stockholders' equity

a) Share capital

As at December 31, 2018, the share capital was R$77,300 corresponding to 5,284,474,782 shares issued and fully paid without par value.

			December 31, 2018
Stockholders	ON	PNE	Total
Litel Participações S.A. and Litela Participações S.A.	1,075,773,534	-	1,075,773,534
BNDES Participações S.A.	342,484,176	-	342,484,176
Bradespar S.A.	296,009,366	-	296,009,366
Mitsui & Co., Ltd	286,347,055	-	286,347,055
Foreign investors - ADRs	1,211,272,764	-	1,211,272,764
Foreign institutional investors in local market	1,235,808,225	-	1,235,808,225
FMP - FGTS	54,638,358	-	54,638,358
PIBB - Fund	2,300,038	-	2,300,038
Institutional investors	332,021,902	-	332,021,902
Retail investors in Brazil	289,602,980	-	289,602,980
Brazilian Government (Golden Share)	-	12	12
Outstanding shares	5,126,258,398	12	5,126,258,410
Shares in treasury	158,216,372	-	158,216,372
Total issued shares	5,284,474,770	12	5,284,474,782
Share capital per class of shares (in millions)	77,300	-	77,300
Total authorized shares	7,000,000,000	-	7,000,000,000

The Board of Directors may, regardless of changes to by-laws, issue new common shares (up to the total authorized shares), including the capitalization of profits and reserves to the extent authorized.

The Company repurchases its shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders´ equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with determined terms and number of shares.

Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders' equity as a deduction from the amount raised, net of taxes.

b) Share buyback program

The Company concluded in November 2018, share buyback program for Vale's common shares and their respective ADSs approved by the Board of Directors on July 25, 2018, and repurchased a total of 71,173,683 common shares, at an average price of R$54.21 per share, for a total aggregate purchase price of R$3,858 (US$1 billion). The shares were acquired in the stock market based on regular trading conditions. The shares acquired are held in treasury for future sale or cancellation.

c) Remuneration to the Company's stockholders

The Company's by-laws determine the minimum remuneration to stockholders of 25% of net income, after appropriations to legal reserve and tax incentive reserve, as follows:

	2018
Net income of the year	25,657
Appropriation to legal reserve	(1,283)
Appropriation to tax incentive reserve	(1,497)
Net income after appropriations to legal reserve and tax incentive reserve	22,877
Minimum mandatory remuneration (i)	5,719
Stockholders' remuneration paid in September, 2018	(7,694)
Appropriation to investments reserve	(15,183)

(i) Due to the Brazilian legislation, the Company must retain and collect the amount of withholding tax (15%) and cannot be considered when charging the interest on capital to the mandatory dividend. the minimum mandatory remuneration before tax is R$6,729 based on the interest on capital.

76

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The Company approved in March, 2018, the new policy of stockholders' remuneration of the Company, approved in March 2018, which provides for a semi-annual payment of 30% of Adjusted LAJIDA (EBITDA) less sustaining capital. In September, 2018, the Company paid stockholders' remuneration in the amount of R$7,694 (R$1.480361544 per share), R$6,801 based on the interest on capital and R$893 based on dividends, for the first half of 2018 approved by Board of Directors on July 25, 2018. This payment comprises the minimum mandatory remuneration for the year ended December 31, 2018.

Following the Brumadinho dam failure (as described on note 3), Vale has determined the suspension of the Shareholder Remuneration Policy and any other deliberation on shares buyback.

The remuneration paid to stockholders based on the on interest on capital and dividends during 2018 and 2017 amounted R$12,415 (R$2.388785772 per share) and R$4,667 (R$0.905571689 per share), respectively.

d) Profit reserves

The amount of profit reserves is distributed as follows:

	Legal reserve	Tax incentive reserve	Investments reserve	Additional remuneration reserve	Total of profit reserves
Balance as at December 31, 2016	4,511	1,228	5,894	2,065	13,698
Allocation of income	881	693	11,332	-	12,906
Dividends and interest on capital of Vale's stockholders	-	-	-	(2,065)	(2,065)
Balance as at December 31, 2017	5,392	1,921	17,226	-	24,539
Allocation of income	1,283	1,497	15,183	-	17,963
Balance as at December 31, 2018	6,675	3,418	32,409	-	42,502

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

Investment reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company's operations and to retain budgeted capital for investments. Based on the Company's by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital. The remaining balance over 50% of the annual distributable net income is retained based on the capital investments budget submitted for approval in the Stockholders' Meeting, pursuant to article 196 of the Law 6,404.

Additional remuneration reserve - Arises from the remuneration proposed by Management that exceeds the mandatory minimum remuneration of 25% of the adjusted net income.

e) Unrealized fair value gain (losses)

	Retirement benefit obligations	Fair value adjustment to investment in equity securities	Conversion shares	Total gain (losses)
Balance as at December 31, 2016	(2,638)	-	(1,101)	(3,739)
Other comprehensive income	(164)	-	-	(164)
Translation adjustment	(9)	-	-	(9)
Balance as at December 31, 2017	(2,811)	-	(1,101)	(3,912)
Other comprehensive income	142	275	-	417
Translation adjustment	(276)	523	-	247
Balance as at December 31, 2018	(2,945)	798	(1,101)	(3,248)

77

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

f) Vale's corporate governance restructuring in 2017

At the General Extraordinary Stockholders' Meeting, held on June 27, 2017, stockholders approved the corporate restructuring of the Company proposed by Valepar S.A. (former controlling stockholder). The corporate restructuring was based on (i) conversion of Vale class "A" preferred shares into common shares; (ii) amendment of Vale's by-laws, so as to adjust to Novo Mercado rules; and (iii) the merger of Valepar S.A. into Vale.

(i) Conversion of preferred shares and merger of Valepar S.A.

At the General Extraordinary Stockholders' Meeting, held on June 27, 2017, stockholders approved the voluntary conversion of Vale class "A" preferred shares into common shares ("ON"), based on the conversion rate of 0.9342 common shares for each Vale class "A" preferred share.

On August 11, 2017, the voluntary conversion period expired and an aggregate of 1,660,581,830 preferred shares (excluding treasury shares), corresponding to 84.4% of the total outstanding preferred shares, were converted into common shares.

At the Extraordinary Stockholders' Meeting of Valepar S.A, held on August 14, 2017, stockholders approved the merger of Valepar with and into Vale. Thereafter, Valepar ceases to exist and, as consequence, its stockholders hold direct interests in Vale, through the 1.2065 Vale common shares received for each Valepar share held by them. As a result, Vale issued 173,543,667 new common shares to Valepar's stockholders, all registered and without par value.

On August 14, 2017, the merger was accounted in Vale's stockholders' equity as capital reserve, based on the accounting appraisal report of Valepar's net assets, amounting to R$3,692.

The impacts arising from the merger in the Company's assets and liabilities are as follows:

	August 14, 2017
Current assets	77
Judicial deposits	3,034
Intangible	3,073
Current liabilities	64
Provisions for litigation	2,013
Taxes payable	415
Net assets	**3,692**

At the Extraordinary Stockholders' Meeting and at the Special Stockholders' Meeting, held on October 18, 2017, preferred stockholders approved the conversion of all Class "A" preferred shares into common shares of the Company, in the proportion of 0.9342 common share for each class "A" preferred share. During the period from October 20, 2017 until November 21, 2017, inclusive, the stockholders holding Vale's Class "A" preferred shares dissenting with regard to the resolution of the Special Meeting, had the right to withdraw from the Company, receiving R$24.26 per share which is the equivalent of Vale stockholders' equity per share at December 31, 2016. At the end of this period, 10,397 common shares were converted into treasury shares (corresponding to 11,130 preferred shares).

At the Extraordinary Stockholders' Meeting held on December 21, 2017 stockholders' approved the migration of the Company to the special listing segment of B3 S.A. ("Novo Mercado"), following the conversion of the class "A" preferred shares into common shares.

The stockholders' equity corresponds to 5,284,474,770 common shares and 12 preferred shares special class ("PNE" or "Golden shares"), and there were no changes in the amount of share capital.

	Share position before conversion	Conversion of the preferred shares	Issue of new shares	Share position after conversion
Shares outstanding				
ON	3,185,653,000	1,838,235,414	173,543,667	5,197,432,081
PNA/PNE	1,967,721,926	(1,967,721,914)	-	12
	5,153,374,926	**(129,486,500)**	**173,543,667**	**5,197,432,093**
Shares in treasury				
ON	31,535,402	55,507,287	-	87,042,689
PNA	59,405,792	(59,405,792)	-	-
Total issued shares	**5,244,316,120**	**(133,385,005)**	**173,543,667**	**5,284,474,782**

78

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated g) Shareholders Agreement On the date of the merger of Valepar into Vale, August 14, 2017, the former Controlling Shareholders of Valepar executed a new shareholders’ agreement (“Vale Agreement”) that binds only 20% of the totality of Vale’s common shares issued by Vale, and will be in force until November 9, 2020, with no provision for renewal. For 6 months from the date of entry into force of the Vale Agreement, the Shareholders will be obligated not to transfer, by any means, either directly or indirectly, Vale shares they receive as a result of the implementation of the Proposal (“Lock-Up”), except for (i) the transfer of Vale’s shares by the Shareholders to their affiliates and their current shareholders, provided that such transferred shares shall remain subject to the Lock-Up, and (ii) the transfer of shares held by the Shareholders prior to the merger of Valepar. Accounting policy Stockholder’s remuneration - The stockholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by stockholders. The Company is permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law. The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from stockholders' equity in a manner similar to a dividend and the tax deductibility recorded in the income statement. 79

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

31. Related parties

The Company's related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a) Transactions with related parties

				Consolidated
				Year ended December 31
				2018
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	1,275	1,128	759	**3,162**
Cost and operating expenses	(8,365)	(136)	-	**(8,501)**
Financial result	406	-	(428)	**(22)**

				Consolidated
				Year ended December 31
				2017
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	1,265	1,079	467	**2,811**
Cost and operating expenses	(6,211)	(98)	(92)	**(6,401)**
Financial result	376	(66)	(2,648)	**(2,338)**

				Consolidated
				Year ended December 31
				2016
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	557	1,199	482	**2,238**
Cost and operating expenses	(3,123)	(180)	(120)	**(3,423)**
Financial result	(95)	(2)	(2,993)	**(3,090)**

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relate to the operational leases of the pelletizing plants.

b) Outstanding balances with related parties

								Consolidated
				December 31, 2018				December 31, 2017
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Assets								
Cash and cash equivalents	-	-	4,867	**4,867**	-	-	2,716	**2,716**
Accounts receivable	426	163	12	**601**	242	182	10	**434**
Dividends receivable	511	-	-	**511**	371	48	-	**419**
Loans	7,657	-	-	**7,657**	14,972	-	-	**14,972**
Derivatives financial instruments	-	-	1,151	**1,151**	-	-	944	**944**
Other assets	96	-	-	**96**	57	-	-	**57**
Liabilities								
Supplier and contractors	854	80	94	**1,028**	636	117	667	**1,420**
Loans	-	5,136	10,268	**15,404**	-	4,119	14,984	**19,103**
Derivatives financial instruments	-	-	433	**433**	-	-	361	**361**
Other liabilities	2,978	-	-	**2,978**	2,023	-	53	**2,076**

80

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Major stockholders

Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling "shareholders' agreement".

Coal segment transactions

In March 2018, Nacala BV, a joint venture between Vale and Mitsui on the Nacala's logistic corridor, closed the project financing and repaid a portion of the shareholders' loans from Vale, in the amount of R$8,434 (US$2,572 million). The outstanding receivable of R$7,657 carries interest at 7.44% p.a.

The loan from associates mainly relates to the loan from Pangea Emirates Ltd, part of the group of shareholders which owns 15% interest on Vale Moçambique which carries interest at 6.54% p.a.

c) The key management personnel remuneration

			Year ended December 31
	2018	2017	2016
Short-term benefits			
Wages	28	29	29
Direct and indirect benefits	36	33	15
Profit sharing program ("PLR")	31	24	-
	95	86	44
Long-term benefits			
Shares based	10	16	2
Severance	68	64	15
	173	166	61

The amounts described above include the Board of Directors and the Executive Officers.

32. Commitments

a) Contractual obligations

The table below presents the annual minimum future payments, which are required and non-cancelable, related to contractual obligations of the Company as of December 31.

	2019	2020	2021	2022	2023 and thereafter	Total
Operating lease	969	779	731	641	6,556	9,676
Purchase obligations	10,373	5,597	2,125	1,796	8,502	28,393
Total minimum payments required	11,342	6,376	2,856	2,437	15,058	38,069

Operating lease - The Company has operating lease agreements in place with third parties related to port structures and port operations, transportation services, energy plants and property leases for its operational facilities.

Vale also has long-term agreements for the exploration and processing of iron ore with its joint ventures, such as the agreements to lease pelletizing plants in Brazil. The leases have varying terms and on renewal, the terms of the leases are renegotiated. The minimum future payments have been calculated considering the non-cancellable period of the lease agreements.

The total amount of operational leasing expenses for the year ended on December 31, 2018, 2017 and 2016 were R$4,045, R$2,663 and R$1,734, respectively.

Purchase obligations - Mainly relate to agreements for the acquisition of fuel, energy and the acquisition of raw materials and services.

81

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated b) Guarantees provided As of December 31, 2018, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. were R$1,283 and R$5,440, respectively. The net book value of property, plant and equipment pledged to secure judicial claims on December 31, 2018 and 2017 were R$22 and R$50, respectively. c) Nickel Operations – Indonesia The Company´s subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, has an agreement in place with the Government of Indonesia to operate its mining licenses which includes a commitment to divest an additional 20% of PTVI’s shares to Indonesian participants by October 2019 (approximately 20% of PTVI’s shares are already registered on the Indonesian Stock Exchange). The existing major shareholders, Vale Canada and Sumitomo Metal Mining, Co., Ltd., will comply with the divestment obligation on a pro rata basis. 33. Risk management Vale considers that an effective risk management is key to achieve the Company’s objectives and to ensure people and environmental safety, financial stability and flexibility of the Company as well as the going concern of its business. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks that the company is exposed to, considering not only the risks generated by variables traded in financial markets (market risk) and those aris ing from liquidity risk, but also risk from counterparties obligations (credit risk); those that are related to governance, business model and external environment (strategic risks); risks relating to inadequate or failed internal processes, people, health, safety, environmental and social (operational risk); information security (cybernetic risk) and internal and external compliance (compliance risk). a) Corporate risk management policy The Board of Directors established a corporate risk management policy defining principles and guidelines applicable to this process in the company and the corresponding governance structure based on the lines of defense model. This policy determines that the first line of defense, that is, the owners of the control activities related to the identified risks and testing assignees of the business units, projects, administrative and support are direct responsible for identifying, assessi ng, remediating, monitoring and managing risk events under an integrated approach. The Executive Risk Management Committee is the main body of the risk management structure, and is responsible to provide recommendations regarding Vale’s Risk Management System and to support the Executive Board on the risk monitoring activities and with the related deliberations needed on its corporate management. The Executive Board is in-charge for the approval of the policy deployment into rules and responsibilities directed to management and control of risks through issuing of internal normative documents. Internal normative documents related risk management complement the corporate risk management policy and define practices, processes, controls, roles and assignments. b) Liquidity risk management The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints. See note 21 "Loans, borrowings and cash and cash equivalents" for details on the Company's liquidity risk. c) Credit risk management Vale’s exposure to credit risk arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. Our credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our risk at an acceptable level. 82

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated (i) Commercial credit risk management See note 10 "Accounts receivable" for details on commercial credit risk. (ii) Treasury credit risk management To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom the Company has credit exposure. Furthermore, the Company controls the portfolio diversification and monitors different indicators of solvency and liquidity of the different counterparties that were approved for trading. d) Market risk management Vale is exposed to several market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process regard ing the risk management strategy, that may incorporate financial instruments, including derivatives. The portfolio of these financial instruments is monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow. Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed to are: • Foreign exchange and interest rates; • Product prices and input costs. Foreign exchange and interest rate risk The company’s cash flow is subjected to volatility of several currencies, as its product are predominantly priced in US dollar, while most of the costs, disbursements and investments are denominated in other currencies, mainly Brazilian real and Canadian doll ar. In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments may be used as a risk mitigation strategy. Vale implements hedge transactions to protect its cash flow against the market risks that arises from its debt obligat ions – mainly currency volatility. The hedges cover most of the debt denominated in Brazilian reais and Euros. The Company uses swap and forward transactions to convert debt linked to Brazilian real and Euros into US dollar, with volumes, flows and settlem ent dates similar to those of the debt instruments - or sometimes lower, subject to market liquidity conditions. Hedging instruments with shorter settlement dates are renegotiated through time so that their final maturity matches - or becomes closer - to the debts` final maturity. At each settlement date, the results of the swap and forward transactions partially offset the impact of the foreign exchange rate in Vale’s obligations, contributing to stabilize the cash disbursements in US dollar. Vale has also exposure to interest rate risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR (London Interbank Offer Rate) in US dollar. Risk of product and input prices Vale is also exposed to market risks related to volatility in commodity and input prices. In accordance with risk management policy, risk mitigation strategies involving commodities may be used to reduce Vale’s cash flow volatility. The risk mitigation strat egy may incorporate derivative instruments, predominantly forwards, futures and options. e) Strategic risk management Vale addresses the risks related to the execution of established business strategies considering the internal and external environment, as well as risks related to internal procedures and conduct consistent with the Company’s values, mission and strategic objectives. 83

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated f) Operational risk management Vale acts managing operational risks primarily guaranteeing the satisfactory management of health, safety and the environment, but also acts preventing material losses, maintenance of its productive capacity and good relationship with communities. g) Cybernetic risk management Vale invests in information security technology to mitigate risks of theft, breach or violation of information privacy, avail ability of its technology assets and data integrity on the Company’s systems. h) Compliance risk management Vale manage risks associated with the ongoing compliance with legal requirements, standards and other regulations related to the Company’s business, including the standards required on reporting and disclosing information to the market. i) Capital management The Company's policy aims at establishing a capital structure that will ensure the continuity of the business in the long term. Within this perspective, the Company has been able to maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period. j) Insurance Vale contracts several types of insurance policies, such as operational risk policy, engineering risks insurance (projects), civil responsibility, life insurance policy for their employees, among others. The coverage of these policies is similar to the one s used in general by the mining industry and is issued in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market. Insurance management is performed with the support of focal points in the various operational areas of the Company. Among the management instruments, Vale uses captive reinsurance to balance the price on reinsurance contracts with the market, as well as, enable direct access to key international markets of insurance and reinsurance. 84

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

34. Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of December 31, 2018, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a) Foreign exchange and interest rates derivative positions

(i) Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the company's cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year		
Flow	December 31, 2018	December 31, 2017	Index	Average rate	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019	2020	2021+
CDI vs. US$ fixed rate swap					(178)	(108)	(83)	23	(49)	(82)	(47)
Receivable	R$ 1,581	R$ 3,540	CDI	98.70%							
Payable	US$ 456	US$ 1.104	Fix	3.12%							
TJLP vs. US$ fixed rate swap					(1,433)	(1,262)	(374)	76	(1,185)	(82)	(166)
Receivable	R$ 2,303	R$ 2,982	TJLP +	1.20%							
Payable	US$ 994	US$ 1.323	Fix	1.54%							
TJLP vs. US$ floating rate swap					(215)	(175)	(21)	7	(215)	-	-
Receivable	R$ 181	R$ 216	TJLP +	0.84%							
Payable	US$ 107	US$ 123	Libor +	-1.24%							
R$ fixed rate vs. US$ fixed rate swap					(36)	80	34	73	35	180	(251)
Receivable	R$ 1,078	R$ 1,158	Fix	7.05%							
Payable	US$ 351	US$ 385	Fix	-0.62%							
IPCA vs. US$ fixed rate swap					(310)	(113)	-	28	(127)	(40)	(143)
Receivable	R$ 1,315	R$ 1,000	IPCA +	6.55%							
Payable	US$ 434	US$ 434	Fix	3.98%							
IPCA vs. CDI swap					344	280	11	1	20	186	138
Receivable	R$ 1,350	R$ 1,350	IPCA +	6.62%							
Payable	R$ 1,350	R$ 1,350	CDI	98.59%							

(ii) Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to EUR/US$ exchange rate.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year		
Flow	December 31, 2018	December 31, 2017	Index	Average rate	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019	2020	2021+
EUR fixed rate vs. US$ fixed rate swap					(2)	76	(14)	30	(20)	(17)	35
Receivable	€ 500	€ 500	Fix	3.75%							
Payable	US$613	US$ 613	Fix	4.29%							

85

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Commodities derivative positions

(i) Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company's cash flow volatility, bunker oil hedging transactions were implemented, through options contracts.

The derivative transactions were negotiated over-the-counter and the protected item is part of Vale's costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to bunker oil price changes.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019
Call options	2,100,000	-	B	520	4	-	153	2	4
Put options	2,100,000	-	S	297	(115)	-	34	36	(115)
Total					(111)	-	187	38	(111)

(ii) Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivative transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivative transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale's revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items' losses/gains due to nickel and copper prices changes.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year	
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019	2020+
Fixed price sales protection										
Nickel forwards	7,244	9,621	B	12,166	(39)	80	24	9	(31)	(8)
Raw material purchase protection										
Nickel forwards	120	292	S	12,242	1	(1)	(1)	-	1	-
Copper forwards	81	79	S	6,142	-	-	-	-	-	-
Total					(38)	79	23	9	(30)	(8)

c) Freight derivative positions

In order to reduce the impact of maritime freight price volatility on the company's cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale's costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items' losses/gains due to freight price changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/day)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019
Freight forwards	480	-	B	14,509	3	-	(13)	1	3

86

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

d) Wheaton Precious Metals Corp. warrants

The company owns warrants of Wheaton Precious Metals Corp. ("Wheaton"), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/share)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2023
Call options	10,000,000	10,000,000	B	44	32	128	-	4	32

e) Debentures convertible into shares of Valor da Logística Integrada ("VLI")

The company has debentures in which lenders have the option to convert the outstanding debt into a specified quantity of shares of VLI owned by the company.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (R$/share)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2027
Conversion options	140,239	140,239	S	8,006	(228)	(188)	-	14	(228)

f) Options related to Minerações Brasileiras Reunidas S.A. ("MBR") shares

The Company entered into a stock sale and purchase agreement that has options related to MBR shares. Mainly, the Company has the right to buy back this non-controlling interest in the subsidiary. Moreover, under certain restrict and contingent conditions, which are beyond the buyer's control, such as illegality due to changes in the law, the contract has a clause that gives the buyer the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares.

	Notional (quantity, in millions)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (R$/share)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019+
Options	2,139	2,139	B/S	1.7	1,082	831	-	59	1,082

g) Embedded derivatives in contracts

The Company has some nickel concentrate and raw material purchase agreements in which there are provisions based on nickel and copper future prices behaviour. These provisions are considered as embedded derivatives.

	Notional (ton)				Fair value		Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	December 31, 2018	December 31, 2017	December 31, 2018	2019
Nickel forwards	3,763	2,627	S	11,289	6	3	5	6
Copper forwards	2,035	2,718	S	6,172	1	-	1	1
Total					7	3	6	7

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company's pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year	
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (US$/ton)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019	2020+
Call options	746,667	746,667	S	233	(4)	(6)	-	3	-	(4)

87

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In August 2014 the Company sold part of its stake in Valor da Logística Integrada ("VLI") to an investment fund managed by Brookfield Asset Management ("Brookfield"). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield's investment. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2018	December 31, 2017	Bought / Sold	Average strike (R$/share)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018	2019+
Put option	1,105,070,863	1,105,070,863	S	3.88	(400)	(439)	-	41	(400)

h) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivative positions. The scenarios were defined as follows:

- *Probable*: the probable scenario was based on the risks listed below and instruments were developed based on data from B3, Central Bank of Brazil, London Metals Exchange and Bloomberg.
- *Scenario I*: fair value estimated considering a 25% deterioration in the associated risk variables
- *Scenario II*: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(178)	(597)	(1,016)
	US$ interest rate inside Brazil decrease	(178)	(192)	(207)
	Brazilian interest rate increase	(178)	(177)	(177)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-
TJLP vs. US$ fixed rate swap	R$ depreciation	(1,433)	(2,378)	(3,324)
	US$ interest rate inside Brazil decrease	(1,433)	(1,463)	(1,494)
	Brazilian interest rate increase	(1,433)	(1,469)	(1,503)
	TJLP interest rate decrease	(1,433)	(1,469)	(1,505)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-
TJLP vs. US$ floating rate swap	R$ depreciation	(215)	(316)	(418)
	US$ interest rate inside Brazil decrease	(215)	(218)	(221)
	Brazilian interest rate increase	(215)	(217)	(220)
	TJLP interest rate decrease	(215)	(218)	(220)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-
R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(36)	(329)	(623)
	US$ interest rate inside Brazil decrease	(36)	(70)	(107)
	Brazilian interest rate increase	(36)	(99)	(156)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-
IPCA vs. US$ fixed rate swap	R$ depreciation	(310)	(751)	(1,192)
	US$ interest rate inside Brazil decrease	(310)	(323)	(337)
	Brazilian interest rate increase	(310)	(335)	(360)
	IPCA index decrease	(310)	(325)	(339)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-
IPCA vs. CDI swap	Brazilian interest rate increase	344	276	212
	IPCA index decrease	344	307	270
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(307)	(270)
EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(2)	(660)	(1,317)
	Euribor increase	(2)	(23)	(44)
	US$ Libor decrease	(2)	(63)	(126)
Protected item: EUR denominated debt	EUR depreciation	n.a.	660	1,317

88

VALE
Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Bunker Oil protection				
Options	Bunker Oil price decrease	(111)	(486)	(1,098)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	486	1,098
Maritime Freight protection				
Forwards	Freight price decrease	3	(5)	(12)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	5	12
Nickel sales fixed price protection				
Forwards	Nickel price decrease	(39)	(112)	(185)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	112	185
Purchase protection program				
Nickel forwards	Nickel price increase	1	-	(2)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	-	2
Copper forwards	Copper price increase	-	-	(1)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	-	1
Wheaton Precious Metals Corp. warrants	WPM stock price decrease	31	9	-
Conversion options - VLI	VLI stock value increase	(228)	(364)	(536)
Options - MBR	Iron ore price decrease	1,082	721	405

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	7	(33)	(72)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	1	(11)	(23)
Embedded derivatives - Gas purchase	Pellet price increase	(4)	(9)	(19)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(399)	(889)	(1,712)

i) Financial counterparties' ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody's and S&P regarding the main financial institutions that we had outstanding positions as of December 31, 2018.

Long term ratings by counterparty	Moody's	S&P
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB-
Banco Bradesco	Ba3	BB-
Banco do Brasil	Ba3	BB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Nordeste	Ba3	BB-
Banco Safra	Ba3	BB-
Banco Santander	A2	A
Banco Votorantim	Ba3	BB-
Bank of America	A3	A-
Bank of China	A1	A
Bank of Mandiri	Baa2	BB+
Bank of Nova Scotia	Aa2	A+
Bank Rakyat	Baa2	BB+
Bank of Tokyo Mitsubishi UFJ	A1	A-
Banpará	-	BB-
Barclays	Baa3	BBB
BBVA	A3	A-
BNP Paribas	Aa3	A
BTG Pactual	Ba3	BB-
Caixa Economica Federal	Ba3	BB-
Canadian Imperial Bank	Aa2	A+
China Construction Bank	A1	A
CIMB Bank	A3	A-
Citigroup	Baa1	BBB+

Long term ratings by counterparty	Moody's	S&P
Credit Agricole	A1	A+
Credit Suisse	Baa2	BBB+
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	BBB+
HSBC	A2	A
Intesa Sanpaolo Spa	Baa1	BBB
Itaú Unibanco	Ba3	BB-
JP Morgan Chase & Co	A2	A-
Macquarie Group Ltd	A3	BBB
Mega Int. Commercial Bank	A1	A
Mizuho Financial	A1	A-
Morgan Stanley	A3	BBB+
National Australia Bank NAB	Aa3	AA-
National Bank of Canada	Aa3	A
National Bank of Oman	Baa3	-
Natixis	A1	A+
Rabobank	Aa3	A+
Royal Bank of Canada	Aa2	AA-
Societe Generale	A1	A
Standard Bank Group	Ba1	-
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
UBS	Aa3	A-
Unicredit	Baa1	BBB

89

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

j) Market curves

(i) Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	10,595	JUN19	10,777	DEC19	10,943
JAN19	10,637	JUL19	10,809	DEC20	11,231
FEB19	10,663	AUG19	10,838	DEC21	11,516
MAR19	10,692	SEP19	10,865	DEC22	11,799
APR19	10,720	OCT19	10,891		
MAY19	10,749	NOV19	10,916		

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.63	JUN19	2.71	DEC19	2.70
JAN19	2.71	JUL19	2.70	DEC20	2.70
FEB19	2.71	AUG19	2.70	DEC21	2.69
MAR19	2.71	SEP19	2.70	DEC22	2.70
APR19	2.71	OCT19	2.70		
MAY19	2.71	NOV19	2.70		

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	334	JUN19	307	DEC19	270
JAN19	327	JUL19	302	DEC20	267
FEB19	322	AUG19	297	DEC21	238
MAR19	319	SEP19	291	DEC22	213
APR19	315	OCT19	283		
MAY19	311	NOV19	276		

Maritime Freight (Capesize 5TC)

Maturity	Price (US$/day)	Maturity	Price (US$/day)	Maturity	Price (US$/day)
SPOT	14,797	JUN19	15,096	DEC19	20,350
JAN19	16,175	JUL19	16,817	Cal 2020	15,613
FEB19	12,225	AUG19	16,817	Cal 2021	13,350
MAR19	13,233	SEP19	16,817	Cal 2022	13,433
APR19	13,521	OCT19	20,350		
MAY19	13,896	NOV19	20,350		

(ii) Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/19	4.24	12/02/19	3.61	04/01/22	3.68
03/01/19	3.83	01/02/20	3.60	07/01/22	3.73
04/01/19	3.55	04/01/20	3.63	10/03/22	3.69
05/02/19	3.50	07/01/20	3.64	01/02/23	3.73
06/03/19	3.47	10/01/20	3.64	04/03/23	3.74
07/01/19	3.48	01/04/21	3.67	07/03/23	3.72
08/01/19	3.52	04/01/21	3.66	10/02/23	3.74
09/02/19	3.47	07/01/21	3.65	01/02/24	3.82
10/01/19	3.53	10/01/21	3.67	07/01/24	3.73
11/01/19	3.60	01/03/22	3.67	01/02/25	3.85

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	2.52	6M	2.78	11M	2.78
2M	2.62	7M	2.78	12M	2.78
3M	2.79	8M	2.78	2Y	2.71
4M	2.79	9M	2.78	3Y	2.67
5M	2.79	10M	2.78	4Y	2.69

90

VALE

Notes to the Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/19	6.98	12/02/19	6.98	04/01/22	6.98
03/01/19	6.98	01/02/20	6.98	07/01/22	6.98
04/01/19	6.98	04/01/20	6.98	10/03/22	6.98
05/02/19	6.98	07/01/20	6.98	01/02/23	6.98
06/03/19	6.98	10/01/20	6.98	04/03/23	6.98
07/01/19	6.98	01/04/21	6.98	07/03/23	6.98
08/01/19	6.98	04/01/21	6.98	10/02/23	6.98
09/02/19	6.98	07/01/21	6.98	01/02/24	6.98
10/01/19	6.98	10/01/21	6.98	07/01/24	6.98
11/01/19	6.98	01/03/22	6.98	01/02/25	6.98

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/19	6.41	12/02/19	6.53	04/01/22	8.17
03/01/19	6.42	01/02/20	6.55	07/01/22	8.35
04/01/19	6.43	04/01/20	6.70	10/03/22	8.43
05/02/19	6.44	07/01/20	6.91	01/02/23	8.53
06/03/19	6.44	10/01/20	7.16	04/03/23	8.64
07/01/19	6.45	01/04/21	7.36	07/03/23	8.70
08/01/19	6.46	04/01/21	7.59	10/02/23	8.79
09/02/19	6.46	07/01/21	7.77	01/02/24	8.86
10/01/19	6.49	10/01/21	7.95	07/01/24	8.98
11/01/19	6.52	01/03/22	8.08	01/02/25	9.10

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/19	3.74	12/02/19	3.87	04/01/22	4.03
03/01/19	3.75	01/02/20	3.88	07/01/22	4.12
04/01/19	3.77	04/01/20	3.81	10/03/22	4.11
05/02/19	3.78	07/01/20	3.88	01/02/23	4.14
06/03/19	3.78	10/01/20	3.90	04/03/23	4.18
07/01/19	3.79	01/04/21	3.93	07/03/23	4.19
08/01/19	3.79	04/01/21	3.98	10/02/23	4.22
09/02/19	3.79	07/01/21	4.01	01/02/24	4.25
10/01/19	3.83	10/01/21	4.04	07/01/24	4.30
11/01/19	3.85	01/03/22	4.05	01/02/25	4.35

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	(0.41)	6M	(0.28)	11M	(0.24)
2M	(0.38)	7M	(0.26)	12M	(0.23)
3M	(0.36)	8M	(0.25)	2Y	(0.17)
4M	(0.32)	9M	(0.25)	3Y	(0.08)
5M	(0.29)	10M	(0.24)	4Y	0.05

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	2.30	6M	2.34	11M	1.24
2M	2.29	7M	2.00	12M	1.13
3M	2.31	8M	1.74	2Y	2.29
4M	2.32	9M	1.54	3Y	2.31
5M	2.33	10M	1.37	4Y	2.35

Currencies - Ending rates

CAD/US$	-	0.7341	US$/BRL	-	3.8748	EUR/US$	-	1.1452

91

KPMG Auditores Independentes Rua do Passeio, 38 - Setor 2 - 17º andar - Centro 20021-290 - Rio de Janeiro/RJ - Brasil Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000 www.kpmg.com.br Independent auditor’s report on the financial statements To The Stockholders, Board Members and Management of Vale S.A. Rio de Janeiro - RJ Opinion We have audited the individual and consolidated financial statements of Vale S.A. (“the Company”), identified as Parent Company and Consolidated, respectively, which comprise the individual and consolidated balance sheet as of December 31, 2018, and the related statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as the related notes, comprising significant accounting policies and other explanatory information. In our opinion, the aforementioned financial statements present fairly, in all material respects, the individual and consolidated financial position of Vale S.A. as of December 31, 2018, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board - IASB. Basis for Opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the individual and consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements of Ethics Standards Boards for Accountants and Professional Standard issued by Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 1

Emphasis - Subsequent Event Without qualifying our report further, we draw your attention to Note 3 to the individual and consolidated financial statements of the Company, which describes the Brumadinho dam failure, which occurred at the Company's operating facilities, on January 25, 2019. The Company's management considered that the event is not a condition that existed at the end of the reporting period, and therefore does not require adjustments in the book values recognized in the financial statements as of December 31, 2018. The amounts disclosed in the Note related to this event are based on Management's best estimates, but, at the current stage of the investigations, assessments of the causes and possible third parties lawsuits, it is not possible to reliably measure all costs that the Company may incur for the purposes of disclosure in the financial statements. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. 1. Impairment - Individual and consolidated financial statements As per Notes 17,18 and 19 to the financial statements Matter The assessment with respect to the recoverability of property, plant and equipment (“PP&E”), intangible assets and goodwill, and definition of Cash-Generating Units (CGUs) encompasses significant judgments concerning factors related to the level of future production, commodities price, production cost and economic assumptions such as discount rates, inflation rates and exchange rates of the countries where the Company and its subsidiaries operates. Due to the materiality of PP&E, intangible assets and goodwill, and to the level of uncertainty for determining the related impairment, which may impact the value of those assets in the individual and consolidated financial statements and the value of the investment recorded under the equity pick-up method in the parent company's financial statements, we considered this subject as a significant matter for the audit. Our procedures included, among others: • Design, implementation and operating effectiveness testing of the key internal controls on the valuation of the Company's assets, including those aimed at identifying any indication of loss and/or the need for recording or reversing impairment; • Assessment of the Company's assumptions and estimates to determine the recoverable value of its assets, including the ones related to production, production cost, capital investments, discount rates and exchange rates; • Assessment of the definition and identification criteria for Cash-Generating Units (CGUs); • Assessment, with the support of our specialists in economic and financial assumptions, of the cash flow forecast and the assumptions used in the preparation of the cash flow forecasts and comparasion of those assumptions with market information and based on our knowledge of the Company and Industry, preparation of sensitivity analysis; KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 2

• Arithmetic checking of the economic models regarding future cash flows and forecast results, combining them with accounting information and management reports and approved business plans; and • Assessment of the disclosure in relation to the testing of the value in use and the comparison of the latter with the fair value, net of costs to sell, in the applicable cases. Based on the evidence obtained through the summarized procedures above, we considered acceptable the balances presented for property, plant and equipment, intangible assets and goodwill, as well as the respective disclosures in the accompanying notes, in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2018. 2. Asset Retirement Obligation (ARO) - Individual and consolidated financial statements As per Notes 25 and 26 to the financial statements Matter As a result of its operations, the Company and its subsidiaries incurs in obligations to restore and rehabilitate the environment on retiring the areas. The areas and environment rehabilitation is required by the combination of both the legislation in force and the Company's and its subsidiaries’s policies. Estimating costs related to those future activities requires considerable judgment in relation to factors such as how long a certain area will be used, the time required to rehabilitate and certain economic assumptions such as the discount rate and foreign currency exchange rates. Due to the relevance of the asset retirement obligations and the level of uncertainty for the determination of its estimate, which may impact the amount of this provision in the individual and consolidated financial statements and the amount of the investment recorded under the equity pick-up method in the financial statements of the parent company, we consider this subject as a significant matter for the audit. Our procedures included, among others: • Design, implementation and operating effectiveness testing of the key internal controls related to the determination of estimates for the asset retirement obligation provision to restore and rehabilitate areas commercially exploited by the Company; • Analysis of assumptions used, including the base cost of the areas to be left, inflation rates, discount rates and risk rates; • Analysis of the provision movement for the year related to the retired, restored/rehabilitated areas, and the relevant environmental obligation, aiming at verifying the primary inputs such as costs, inflation and discount rates, as well as an approved retirement plan; • Assessment, with the support of our corporate finance specialists, the assumptions used in preparation of the estimative of the asset retirement obligation provision to restore and rehabilitate areas commercially exploited by the Company; • Arithmetic review of the estimative results, comparing them with the accounting information and management reports; and KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 3

• Assessement of the disclosure in relation to the obligations to rehabilitate the environment on retiring the areas. Based on the evidence obtained through the procedures described above, we considered acceptable the balance of the asset retirement obligation provision to restore and rehabilitate areas commercially exploited by the Company and its respectives disclosures, in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2018. 3. Income taxes - Individual and consolidated financial statements As per Note 8 to the financial statements. Matter The Company and its subsidiaries have operations in various countries, each one with its own taxation regime. The nature of the Company's activities triggers various tax liabilities, including tax on income, and social contributions. The nature of the Company's commodities export operations also create complexities related to international transfer pricing issues. Applying tax legislation is a complex and highly specialized activity, which requires judgment for the assessment of tax exposure estimates and for quantification of contingent liabilities. Due to the level of uncertainty and judgment involved in determining this estimate that may impact the amount recorded in the individual and consolidated financial statements and the amount of the investment recorded under the equity pick-up method in the parent company's financial statements, we consider this subject as a significant matter for the audit. Our procedures included, among others: • Design, implementation and operating effectiveness testing of the key internal controls related to the determination of estimates for recording the amounts of provisions for taxes and contributions payable and taxes to be offset by the Company and its subsidiaries; • With the support of our specialists from the tax department, we assess the criteria used for determining and paying taxes and contributions and the assumptions used by the Company and its subsidiaries to determine the provisions and amounts disclosed as tax exposure and contingencies; • We compare the assumptions used by the Company and its subsidiaries with the tax legislation applicable to each jurisdiction, and in relation to market practices and assessments performed by ourselves, based on our knowledge of and experience in the Company's operations in the use of the aforementioned legislation and on applicable precedents and sentences; and • Assessment of the Company and its subsidiaries’s disclosures in particular of current and deferred taxes and contributions and possible tax exposure. Based on the evidence obtained through the summarized procedures above, we considered acceptable the balance of deferred taxes and contributions payable on income and its respectives disclosures, in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2018. KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 4

Other Information - Statement of Added Value The individual and consolidated statements of value added (DVA) for the year ended December 31, 2018, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, was submitted for the auditing procedures jointly with audit of the Company's financial statements. For the purposes of forming our opinion, we evaluate whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria as defined in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, this statement of value added have been properly prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and is consistent with the individual and consolidated financial statements taken as a whole. Other information accompanying the individual and consolidated financial statements and the auditor's report Management is responsible for the other information, which comprises the Management report. Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report regarding this matter. Responsibilities of management and those charged with governance for the individual and consolidated financial statements Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) , and for such internal control as management determines is necessary to enable the preparation of individual and consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company’s and its subsidiaries financial reporting process. Auditors’ responsibilities for the audit of the individual and consolidated financial statements KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 5

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual and consolidated financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and its subsidiaries’ to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the individual and the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 6

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter, or, when in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Rio de Janeiro, March 27, 2019 KPMG Auditores Independentes CRC SP-014428/O-6 F-RJ (Original report in Portuguese signed by) Bernardo Moreira Peixoto Neto Accountant CRC RJ-064887/O-8 KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 7

A free translation of the original proposal issued and signed in Portuguese PROPOSAL FOR THE DESTINATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2018 Dear Members of the Board of Directors, The Executive Officers of Vale S.A. (“Vale” or “Company”), in accordance with Article 192 of Law 6,404 (as amended by Laws 10,303 and 11,638) and Articles 35 to 40 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income for the fiscal year ended December 31, 2018. The net income for the year, according to the Income Statement, amounted to R$ 25,656,525,836.23 (twenty-five billion, six hundred and fifty-six million, five hundred and twenty-five thousand, eight hundred and thirty-six Brazilian reais and twenty-three cents), accounted according to the standards and pronouncements issued by the Brazilian Securities and Exchange Commission (“CVM”) and by the Accounting Standards Committee (“CPC”), for which the following destination is hereby proposed: I - LEGAL RESERVE To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law 6,404 and in the Article 36 of Vale’s Bylaws, in which amounts to R$ 1,282,826,291.81 (one billion, two hundred and eighty-two million, eight hundred and twenty-six thousand, two hundred and ninety-one Brazilian reais and eighty-one cents). The allocation to this reserve may not be accounted in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law 6,404) exceeds 30% of the social capital, in which has been not reached. II - TAX INCENTIVE RESERVES Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as established by the Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) and established by (a) report 058/2015 and 108/2018 related to tax incentives granted for the extraction of iron ore in the State of Pará; (b) report 040/2011 related to tax incentives granted to pelletizing in the State of Maranhão; (c) report 074/2014 related to tax incentives granted to the extraction of nickel in the State of Pará and (d) report 12/2018 related to tax incentives granted to the extraction of copper in the State of Pará. Vale also benefits from a reinvestment benefit which allows the entity to reinvest part of the income tax due in the acquisition of new equipment for the operational plants located in areas where SUDAM act upon. As a condition to use the tax incentives, according to Article 523 of the current Income Tax Regulation, the income tax benefited and not paid is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for capital increase or to absorb losses. Based in article 195-A of Law 6,404, included by Law 11,638, we propose the allocation to tax incentive reserve in the total amount of R$ 1,496,628,728.93 (one billion, four hundred and ninety-six million, six hundred and twenty-eight thousand, seven hundred and twenty-eight Brazilian reais and ninety-three cents), in which is equivalent to total income tax benefited by Vale, resulting from the following incentives in the area of SUDAM: (a) R$ 299,757,692.92 (two hundred and ninety-nine million, seven hundred and fifty-seven thousand, six hundred and ninety-two Brazilian reais and ninety-two cents) as a complementary tax incentive to income tax reductions due in the year-base 2017; (b) R$ 100,154,741.26 (one hundred million, one hundred and fifty-four thousand, seven hundred and forty-one Brazilian reais and twenty-six cents) as a complementary tax incentive to reinvestments in the year-base 2017 and (c) R$ 1,096,716,294.75 (one billion, ninety-six million, 1

A free translation of the original proposal issued and signed in Portuguese seven hundred and sixteen thousand, two hundred and ninety-four Brazilian reais and seventy-five cents) as income tax reduction due in the year-base 2018. III - INVESTMENT RESERVES Pursuant to article 37, item 2, of Vale’s Bylaws, to this reserve must be allocated an amount not exceeding 50% of distributable net income to ensure the maintenance and development of the Company's main activities and the investment projects included in Vale's budget. Therefore, we propose to allocate to this reserve the amount of R$ 11,438,535,407.74 (eleven billion, four hundred and thirty-eight million, five hundred and thirty-five thousand, four hundred and seven Brazilian reais and seventy-four cents). We propose that the remaining balance of the retained earnings in the amount of R$ 3,744,456,807.75 (three billion, seven hundred and forty-four million, four hundred and fifty-six thousand, eight hundred and seven Brazilian reais and seventy-five cents) should also be allocated to this reserve of investment. In order to comply with article 196 of Law 6,404 by December 26, 1995, the capital investment budget must be submitted to the Annual General Meeting for approval. The investment budget for 2019 is comprised of sustaining investments of R$ 12.4 billion (US$ 3.3 billion) and capital investments of R$ 4.1 billion (US$ 1.1 billion), totaling the amount of R$ 16.5 billion (US$ 4.4 billion). For the currency translation was used the exchange rate of Vale’s 2019 budget, US$1.00 = R$ 3.76. IV - REMUNERATION TO SHAREHOLDERS Pursuant to Article 36 of Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year (which will coincide with the calendar year) shall be submitted to the Annual General Meeting by the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity (“JCP”), according to Article 9, Paragraph 7 of Law 9,249 of December 26, 1995, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. The adjusted net income of the year of 2018 was R$ 22,877,070,815.49 (twenty-two billion, eight hundred and seventy-seven million, seventy thousand, eight hundred and fifteen Brazilian reais and forty-nine cents), in which corresponds to the net income of the year of R$ 25.656.525.836,23 (twenty-five billion, six hundred and fifty-six million, five hundred and twenty-five thousand, eight hundred and thirty-six Brazilian reais and twenty-three cents), reduced by the amount allocated to legal reserve of R$ 1,282,826,291.81 (one billion, two hundred and eighty-two million, eight hundred and twenty-six thousand, two hundred and ninety-one Brazilian reais and eighty-one cents) and the amount allocated to tax incentive reserve of R$ 1,496,628,728.93 (one billion, four hundred and ninety-six million, six hundred and twenty-eight thousand, seven hundred and twenty-eight Brazilian reais and ninety-three cents). Therefore, the minimum mandatory remuneration of 25% of the adjusted net income amounts to R$ 5,719,267,703.87 (five billion, seven hundred and nineteen million, two hundred and sixty-seven thousand, seven hundred and three Brazilian reais and eighty-seven cents) and as interest on shareholders’ equity the gross amount of R$ 6,728,550,239.85 (six billion, seven hundred and twenty-eight million, five hundred and fifty thousand, two hundred and thirty-nine Brazilian reais and eighty-five cents), which corresponds to R$ 1.312565560 per outstanding common share and R$ 1.312565560 per special class preferred share, as noted as follows. Pursuant to Article 5, Paragraph 5 of Vale’s Bylaws, the holders of special class preferred shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria: 2

A free translation of the original proposal
issued and signed in Portuguese

(a) priority in receipt of dividends corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;
(b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter "a" above is ensured; and
(c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

As of December 31, 2018, the reference value for the minimum mandatory remuneration of the special class preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 10.61 (ten Brazilian reais and sixty-one cents), corresponding to R$ 0.884400000 per special class preferred share or (b) 3% of the shareholders' equity per special class preferred share, is R$ 11.97 (eleven Brazilian reais and ninety-seven cents), corresponding to R$ 0.99723392 per special class preferred share, whichever is greater. Therefore, considering the remuneration as JCP, based on 3% of the preferred capital, that is R$ 14.08 (fourteen Brazilian reais and eight cents) corresponding to R$ 1.17333333 per special class preferred share.

Considering (i) the total amount of the minimum mandatory remuneration related to the fiscal year of 2018, as noted; (ii) the prerogative to pay JCP; (iii), the Article 36 and article 39 of Vale's Bylaws, and; (iv) Vale´s actual financial position, according to the balance sheet related to fiscal year of 2018, the Executive Officers hereby proposes to ratify the shareholders' distribution, in September 20, 2018, the gross amount of R$ 7,694,078,600.00 (seven billion, six hundred and ninety-four million, seventy-eight thousand, six hundred Brazilian reais), based on the Executive Officers proposal, as approved by the Board of Directors at the meeting held on July 25, 2018, in the total gross amount of R$ 1.480361544 per outstanding common shares and special class preferred shares, issue by Vale, based on the profit and/or profit reserves as of July 30, 2018 balance sheet and considered as an anticipation of profit distribution related to fiscal year 2018. For the total gross amount mentioned above, R$ 6,801,433,061.10 (six billion, eight hundred and one million, four hundred and thirty-three thousand and sixty-one Brazilian reais and ten cents) were paid as interest on shareholders' equity (liable to incidence of Income Tax at the current rate) and R$ 892,645,538.90 (eight hundred and ninety-two million, six hundred and forty-five thousand, five hundred and thirty-eight Brazilian reais and ninety cents) as dividends.

The mandatory dividend was fully paid, with no amount withheld. We include below the table comparing the net income per share and the respective remuneration to shareholders in the last three fiscal years:

			In Brazilian reais
	2018	2017	2016
Net income per share	5.00	3.39	2,58
Gross remuneration per common share	1.480361544	0.908424228	1.071865625
Net remuneration per common share	1.258307312	0.772160594	0.911085781
Gross remuneration per preferred share	1.480361544	1.040833333	1.071865625
Net remuneration per preferred share	1.258307312	0.884400000	0.911085781

3

A free translation of the original proposal issued and signed in Portuguese V - SUMMARY This proposal covers the following distribution of net income for the year 2018: R$ SOURCES Net income of the year 25,656,525,836.23 25,656,525,836.23 DISTRIBUTION Reserve constitution: Legal Tax incentive Investments 1,282,826,291.81 1,496,628,728.93 15,182,992,215.49 17,962,447,236.23 JCP distributed in July, 2018 Dividends distributed in July, 2018 6,801,433,061.10 892,645,338.90 7,694,078,600.00 25,656,525,836.23 Based on the foregoing, we hereby submit to the Board of Directors the present proposal, according to resolution of the Executive Officers, Rio de Janeiro, March 25, 2019 Eduardo de Salles Bartolomeo Acting Chief Executive Officer (CEO) Luciano Siani Pires Chief Financial Officer Claudio de Oliveira Alves Executive director, Ferrous Minerals and Coal Alexandre Gomes Pereira Executive director, Global Business Support Luiz Eduardo Fróes do Amaral Osorio Executive director, Sustainability and Institutional Relations 4

A free translation of the original Annex issued in Portuguese
Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2018
Pursuant to CVM Instructions No. 481/09

VALE

DESCRIPTION	INFORMATION
1. Net income for the fiscal year of 2018	R$ 25,656,525,836.23
2. Overall and per outstanding share value of dividends, including anticipated dividends and interest on shareholders' equity already declared	Overall amount of: R$7,694,078,600.00 In the amount of R$1,480361544 per outstanding common share and special class preferred share
3. Percentage of distributed net income relating to fiscal year 2018	30% of the net income
4. Overall and per outstanding share value of dividends based on profits from previous years	Not applicable
5. Shareholders remuneration for the 2018 fiscal year, net of interest on shareholders' equity declared.	Not applicable
6. Interest on shareholders' equity declared on July 25, 2018	Total gross amount of R$ 7,694,078,600.00, equivalent to R$ 1.480361544 per outstanding common shares and special class preferred shares. For the total gross amount mentioned above, R$ 6,801,433,061.10 were paid as interest on shareholders' equity (liable to incidence of Income Tax at the current rate) and R$ 892,645,538.90 as dividends. Payment Date: September 20, 2018.
7. Provide a comparative table indicating the following amounts per outstanding share of each type and class: a) net income of this current fiscal year and the previous 3 (three) years; b) dividends and interest on shareholders' equity as distributed in the previous 3 (three) fiscal years.	See table below

In Brazilian reais

	2018	2017	2016
Net income per share	5.00	3.39	2,58
Gross remuneration per common share	1.480361544	0.908424228	1.071865625
Net remuneration per common share	1.258307312	0.772160594	0.911085781
Gross remuneration per preferred share	1.480361544	1.040833333	1.071865625
Net remuneration per preferred share	1.258307312	0.884400000	0.911085781

1/5

A free translation of the original Annex issued in Portuguese Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2018 Pursuant to CVM Instructions No. 481/09 2/5 8. Allocation of profits to legal reserve Amounts allocated to the legal reserve: R$1,282,826,291.81 Description of the calculation of the legal reserve: Before any other allocation, 5% of the net profits of the fiscal year must be placed in this reserve, which is limited to 20% of the paid-up capital, in accordance with Article 193 of Law 6,404 and Article 36 of Vale’s Bylaws. The allocation to this reserve may not be recorded in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law 6,404) exceeds 30% of the social capital which has been not reached yet. 9. Preferred shares entitled to fixed or minimum dividends Pursuant to Article 5, Paragraph 5 of the Bylaws, the holders of special class preferred shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria: (a) priority in receipt of dividends specified corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; (b)entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and (c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed. The fiscal year’s profit is enough for the full payment of the minimum and fixed dividends. There are no cumulative installments outstanding. The reference value for the minimum mandatory remuneration of the special class preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 10.61, corresponding to R$ 0.884400000 per special class preferred share or (b) 3% of the shareholders’ equity per special class preferred share, is R$ 11.97, corresponding to R$ 0.99723392 per special class preferred share, whichever is greater. Therefore, considering the remuneration as JCP, based on 3% of the preferred capital, that is R$ 14.08 corresponding to R$ 1.17333333 per special class preferred share. 10. Mandatory remunerations Pursuant to Article 36 of Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year (which will coincide with the calendar year) shall be submitted to the Annual General Meeting by the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity (“JCP”), according to Article 9, Paragraph 7 of Law 9,249 , and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum

A free translation of the original Annex issued in Portuguese Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2018 Pursuant to CVM Instructions No. 481/09 3/5 annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Considering (i) the total amount of the minimum mandatory remuneration related to the fiscal year of 2018, as noted; (ii) the prerogative to pay JCP; (iii), the Article 36 and article 39 of Vale’s Bylaws, and; (iv) Vale´s actual financial position, according to the balance sheet related to fiscal year of 2018, the Executive Officers hereby proposes to ratify the shareholders’ distribution, in September 20, 2018, the gross amount of R$ 7,694,078,600.00, based on the Executive Officers proposal, as approved by the Board of Directors at the meeting held on July 25, 2018, in the total gross amount of R$ 1.480361544 per outstanding common shares and special class preferred shares, issue by Vale, based on the profit and/or profit reserves as of July 30, 2018 balance sheet and considered as an anticipation of profit distribution related to fiscal year 2018. For the total gross amount mentioned above, R$ 6,801,433,061.10 were paid as interest on shareholders’ equity (liable to incidence of Income Tax at the current rate) and R$ 892,645,538.90 as dividends. The mandatory dividend was fully paid, with no amount withheld. 11. In the event of retention of the mandatory dividend due to the Company's financial condition: (a) inform the retained amount; (b) provide a detailed description, of the Company’s financial condition, including aspects related to the analysis of liquidity, working capital and positive cash flows/ and (c) justify the retention of dividends. Not applicable. 12. In the event of allocation of profits to the contingencies reserve: (a) indicate the amount allocated to such reserve; (b) indicate the contingencies deemed as probable loss and its cause; (c) explain why the loss was deemed probable; and (d) justify the constitution of the reserve. Not applicable. 13. In the event of allocation of profits to the unrealized income Not applicable.

A free translation of the original Annex issued in Portuguese Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2018 Pursuant to CVM Instructions No. 481/09 4/5 reserve: (a) inform the amount allocated to such reserve; and (b) inform the nature of the unrealized profit that gave rise to the reserve. 14. In the event of allocation of profits to the statutory reserves: (a) describe the Bylaws provisions which established the reserve; (b) identify the amount allocated to the reserve; and (c) describe the calculation of such amount. Articles 36 and 37 of the Bylaws provides that the allocation of profits shall observer the constitution of the following reserves: I – Legal reserve: To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law 6,404 and in the Article 36 of Vale’s Bylaws, in which amounts to R$ 1,282,826,291.81. The allocation to this reserve may not be accounted in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law 6,404) exceeds 30% of the social capital, in which has been not reached. II – Tax Incentives Reserve: Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as established by the Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) and established by (a) report 058/2015 and 108/2018 related to tax incentives granted for the extraction of iron ore in the State of Pará; (b) report 040/2011 related to tax incentives granted to pelletizing in the State of Maranhão; (c) report 074/2014 related to tax incentives granted to the extraction of nickel in the State of Pará and (d) report 12/2018 related to tax incentives granted to the extraction of copper in the State of Pará. Vale also benefits from a reinvestment benefit which allows the entity to reinvest part of the income tax due in the acquisition of new equipment for the operational plants located in areas where SUDAM act upon. As a condition to use the tax incentives, according to Article 523 of the current Income Tax Regulation, the income tax benefited and not paid is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for capital increase or to absorb losses. Based in article 195-A of Law 6,404, included by Law 11,638, we propose the allocation to tax incentive reserve in the total amount of R$ 1,496,628,728.93, in which is equivalent to total income tax benefited by Vale, resulting from the following incentives in the area of SUDAM: (a) R$ 299,757,692.92 as a complementary tax incentive to income tax reductions due in the year-base 2017; (b) R$ 100,154,741.26 as a complementary tax incentive to reinvestments in the year-base 2017 and (c) R$ 1,096,716,294.75 as income tax reduction due in the year-base 2018. III. Investments Reserve: Pursuant to article 37, item 2, of Vale’s Bylaws, to this reserve must be allocated an amount not exceeding 50% of distributable net income to ensure the maintenance and development of the Company's main activities and the investment projects included in Vale's budget. Therefore, we propose to allocate to this reserve the amount of R$ 11,438,535,407.74.

A free translation of the original Annex issued in Portuguese Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2018 Pursuant to CVM Instructions No. 481/09 5/5 15. Retained earnings provided for in the Investment Budget Retained earnings provided for in the investment budget amounts to R$3,744,456,807.75 allocated to investments reserve. 16. Destination of profits to the Tax Incentive Reserve The amount of R$1,496,628,728.93 was allocated to the Tax Incentive Reserve. Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as established by the Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) and established by (a) report 058/2015 and 108/2018 related to tax incentives granted for the extraction of iron ore in the State of Pará; (b) report 040/2011 related to tax incentives granted to pelletizing in the State of Maranhão; (c) report 074/2014 related to tax incentives granted to the extraction of nickel in the State of Pará and (d) report 12/2018 related to tax incentives granted to the extraction of copper in the State of Pará. Vale also benefits from a reinvestment benefit which allows the entity to reinvest part of the income tax due in the acquisition of new equipment for the operational plants located in areas where SUDAM act upon. As a condition to use the tax incentives, according to article 523 of the current Income Tax Regulation, the income tax benefited and not paid is not available to shareholders and must be accounted in a specific reserve in the share holders’ equity, to be used exclusively for capital increase or to absorb losses. Based in article 195-A of Law 6,404, included by Law 11,638, we propose the allocation to tax incentive reserve in the total amount of R$ 1,496,628,728.93, in which is equivalent to total income tax benefited by Vale, resulting from the following incentives in the area of SUDAM: (a) R$ 299,757,692.92 as a complementary tax incentive to income tax reductions due in the year-base 2017; (b) R$ 100,154,741.26 as a complementary tax incentive to reinvestments in the year-base 2017 and (c) R$ 1,096,716,294.75 as income tax reduction due in the year-base 2018.

INVESTMENTS BUDGET 2019 In November 2018, the Board of Directors approved the investments budget for 2019 in the amount of US$ 4,442 million (R$ 16,702 million), in which includes US$ 1,163 million (R$ 4,371 million) for projects execution (projects) and US$ 3,279 million (R$ 12,331 million) for sustaining capital (sustaining of existing operations). The following table shows the estimated allocation of investments between segments: Base metals 1,182 544 1,726 Others 12 17 29 Total 3,279 1,163 4,442 Coal 289 - 289 in US$ million Segments Sustaining capital Project execution Total Ferrous minerals 1,796 602 2,398

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING On March 27, 2019, at 9:00 am, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso – Presidente, Fernando Jorge Buso Gomes – Vice-Presidente, Dan Conrado, Denise Pauli Pavarina, Eduardo Refinetti Guardia, Isabella Saboya de Albuquerque, Lucio Azevedo, Marcel Juviniano Barros, Ney Roberto Ottoni de Brito, Oscar Augusto de Camargo Filho, Sandra Maria Guerra de Azevedo, Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2018 AND RELATED ACTS – (…) With a favorable report of the Financial Committee and of the Fiscal Council, as reported by Marcelo Amaral Moraes, present at the meeting under the provisions of Article 163, §3, of Law No. 6,404/76, and in the presence of Messrs. Bernardo Moreira and Thiago Nunes, partners of KPMG Auditores Independentes, external auditor according to Brazilian and North American accounting standards, which issued a favorable opinion the Companie's Financial Statements for the financial year 2018, the Board of Directors approved: (i) the Annual Report, the balance sheet and further financial statements of Vale for the year ended 12/31/2018 (…); e (ii) having examined the Proposal of the Executive Board of Vale, the Allocation of the Result for the year ended 12/31/2018 (…). “ I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company. Rio de Janeiro, March 28th, 2019. Luiz Gustavo Gouvêa Secretary

13. Management compensation 13.1 - Description of compensation policy or practice, including non-statutory board of executive officers a. Objectives of the compensation policy or practice Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 25 countries, with shareholders in all continents, and 70,270 own employees and 54,644 outsourced employees (of which 33,706 are permanent and 20,938 in projects) operating in their operations, as of December 31, 2018. Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and market, in addition to unlimited dedication. As a global company, Vale knows that attracting the best professionals, retaining talents, motivating and engaging professionals who hold strategic positions, especially Executive Officers, is a critical challenge for the Company's success at all times. Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. Accordingly, the annual compensation proposal is prepared on the basis of these market principles, also taking into account the responsibilities of the directors, the time devoted to their duties, their professional competence and reputation and the value of their services in the market. It also considers the market practices in the localities where the Company operates, its alignment with the short and long-term strategy, its return to shareholders and the sustainability of its business. The proposal is prepared with the support of the People Committee, composed of four members of the Board of Directors and one independent member, who makes recommendations to the Board of Directors regarding the annual aggregate compensation of the Executive Officers. The Board of Directors deliberates and submits the proposal for approval, in an aggregated manner, at the Annual Shareholders' Meeting, under the provisions of Article 10, Paragraph 4, of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors, with the support of the People Committee, to distribute it among its members and the Board of Executive Officers. One of the core pillars of designing the compensation proposal is the establishment of targets linked to the Company's sustainable performance and to the returns to its shareholders. Therefore, in addition to fixed compensation, our executive officers are also eligible for bonuses and incentive payments. Taking into account the design of the total compensation package, computing fees and short-term (target performance) and long-term (concession1) incentives, for the entire Board of Executive Officers, the distribution of the total compensation is as follows2: 27% of fixed fees, 27% of short-term variable compensation and 46% of long-term variable compensation based on shares. This long-term portion is composed of 20% linked to the Matching Program and 26% linked to the Phantom Shares Plan (PAV). It is worth emphasizing that the short-term variable compensation depends on health and safety, and sustainability targets and, on an extraordinary basis in 2019, targets linked to the remediation of the Brumadinho dam rupture. The targets panel is also composed of economic and financial targets that translate into operational performance, with the short-term variable remuneration being integrally associated with the Company's cash generation. In this regard, for this year, 60% 1 Upon the decision of the Board, the company grants long-term programs that entitle the participants to future payments, subject to the achievement of performance, as hereinafter described. 2 Expected distribution based on the design of the total compensation model assuming payment on target. Valid for the years 2018 and 2019. The tables shown in items 13.1.b.ii and 13.2 below consider the cash disbursement criteria and, therefore, their percentages differ from the criteria used in this paragraph.

of executives' performance goals will be based on targets focused on health and safety, sustainability, and particularly on organizational reconstruction and crisis management, to remedy environmental, social and humanitarian damage caused by the dam rupture in Brumadinho, which occurred in January 2019, in addition to actions aimed at the Company's operations in a conscious way regarding the safety and stability of dams, support to investigations, management of the relationship with stakeholders, and cultural restructuring. The remaining 40% of the targets for 2019 will be linked to operating cash generation. The long-term programs are directly linked to the performance of the stock and, therefore, tied to the return to shareholders. In particular, the payment related to the PAV is a direct function of Vale's Total Shareholder Return Indicator (TSR), compared to a preselected group of companies. It should be noted that, in 2019, the maintenance of stock ownership was implemented, in which the executive shall accumulate, through the share-based compensation programs offered by the Company, and maintain ownership of the shares issued by Vale in an amount equivalent to a least thirty-six (36) times the amount of the monthly fixed installment for the President and twenty-four (24) times the value of the monthly fixed installment for the Executive Officers. Furthermore, in 2019, as a result of the dam rupture in Brumadinho, in exceptional circumstances, the Board of Directors decided in an official communication disclosed to the market on January 27th of this year, to suspend the variable remuneration to executives, which was originally scheduled to occur in 2019 and no longer makes up this group's remuneration for this year. This remuneration includes the payment of the Bonus referring to the year of 2018 and the award of the Matching cycle started in 2016, which will be suspended until the results of the current investigation are clearer. The payment of the Phantom Shares Program (PAV), at the time of the resolution and communication of the suspension, had already occurred. b. Composition of the compensation, indicating: i. Description of the elements of compensation and the objectives of each one BOARD OF DIRECTORS Fixed Compensation Pro-labore. The compensation considers exclusively the payment of a monthly fixed amount (fees), for the purpose of remunerating the services of each member of the Board, within the scope of responsibility assigned to the Company's Board of Directors. There is no distinction between the remuneration paid to the members of the Board of Directors, except for the amount paid to the member who holds the position of Chairman of the Board of Directors. The total annual amount of top management compensation, comprising the members of the Board of Directors, the Statutory Board of Executive Officers, the members of the Fiscal Council and the Advisory Committees, is set at the Annual Shareholders' Meeting and distributed by the Board of Directors. The alternate members of the Board of Directors shall only be remunerated for each meeting that they participate in replacement of the full member, provided that their monthly compensation does not exceed the individual monthly compensation of the full member. Direct and Indirect Benefits. They are not entitled to direct and indirect benefits. Participation in Committees. As of 2018, the full members of the Board of Directors who are also part of Committee(s) shall accumulate the respective monthly compensation, limited to one Committee. Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits resulting from the termination of position, and share-based compensation. AUDIT COMMITTEE Fixed Compensation Pro-labore. The compensation considers exclusively the payment of a monthly fixed amount (fees), for purpose of remunerating the services of each member of the Board, within the scope of responsibility assigned to the Company’s Fiscal Council. The determination of the compensation of the Fiscal Council is calculated as a percentage of the average compensation attributed to the Executive Officers of the Company. Alternate members are only remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. Direct and indirect benefits and participation in Committees. They are not entitled to direct and indirect benefits, representation funds or compensation for participation in Committees, except reimbursement of travel and per diem expenses necessary for the performance of their duties, to which they are entitled. Variable Compensation, Benefits and Others They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. ADVISORY COMMITTEES The Board of Directors counts on four (04) permanent technical and consulting committees for advisory, namely: Personnel Committee, Governance, Compliance and Risk Committee, Financial Committee, and Sustainability Committee. As a result of the rupture of Dam I of the Córrego de Feijão Mine, which took place in the city of Brumadinho on January 25, 2019, the Board of Directors decided to create three (3) Independent Extraordinary Consulting Committees ("CIAEs”), namely: The Support and Reparation CIAE, whose purpose is to monitor the measures designed for the assistance to the victims and the recovery of the affected area; The Investigation CIAE, which is focused on the investigation of the causes; and The Dam Safety CIAE, which is focused on recommending measures to be taken to reinforce the safety conditions thereof. Fixed Compensation Pro-labore. The compensation considers exclusively the payment of a monthly amount (fees), for the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company. Specifically for members of the CIAEs, the monthly amount may vary according to time worked in each month. The compensation of the members of the Advisory Committees is defined by the Board of Directors. Direct and Indirect Benefits. They are not entitled to direct and indirect benefits. Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, profit sharing, compensation for participation in meetings, and commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. STATUTORY BOARD OF EXECUTIVE OFFICERS Fixed Compensation Pro-labore. They are entitled to receive a fixed monthly fee that has the objective of remunerating the services provided by them within the scope of responsibility assigned to each one in the management of the Company. Direct and Indirect Benefits. They are entitled to a benefits package that is also compatible with market practices and includes Medical-Hospital and Dental Care, Complementary Pension and Life Insurance. The benefits, in addition to being aligned with market practices, are intended to support executives and their dependents in key areas, such as health care and housing. For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form. Participation in Committees. They are not entitled to compensation for participation in committees. Variable Compensation Bonus. They are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the bonus is to ensure competitiveness with the market and alignment with shareholders' interests, and focus on socio-environmental matters, as well as to recognize the executive officer's participation in the Company's performance. As of 2018, the bonus became fully associated with the Company's cash generation, as the total amount of funds to be distributed is a fraction of the cash generation for the year. This amount is distributed according to the performance measured by the targets assigned to each Statutory Officer. For 2019, most of the target dashboard for purposes of bonus is focused on (i) sustainability (10%), (ii) health and safety of employees, communities and the environment (10%), including penalties for fatality and lives changed, in addition to (iii) actions for organizational reconstruction and crisis management to repair environmental, social and humanitarian damage and other sustainable initiatives (40%) arising from the Brumadinho dam rupture. The rest of the target dashboard (40%) focuses on economic-financial results and operating cash generation. Others. They are not entitled to profit sharing, compensation for participation in meetings, and commissions, with the exception of possible extraordinary mechanisms for attraction, retention and / or incentives for relevant deliverables and other initiatives that bring differentiated value to the company, which may generate extraordinary bonus upon approval by the Board of Directors, on the recommendation of the People Committee, observing the total amount approved at the General Meeting by the shareholders of the Company. Post-Employment Benefits They may enjoy Medical-Hospital-Dental Assistance provided by the Company for up to 24 months after their termination, so that they can seek alternatives outside the corporate plan. Entitlement to Benefits after Termination of Position

They are not entitled to benefits motivated by the termination of the position, except, however, as described in item 13.12 of this Reference Form, for any indemnity arising from the termination or non-renewal of the employment contract of said Officers with the Company, provided that these events occur at the Company's initiative. For more information, see item 13.12 of this Reference Form. Share-based Compensation Phantom Shares Program ("PAV") This represents a variable long-term compensation amount, linked to the Company's performance against other large mining companies and similar companies, and focuses management efforts on the creation of value and wealth for Vale, aligning directors and shareholder interests and reinforcing the culture of sustainable performance. The PAV is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The PAV cycles that were granted from 2014 to 2018 (including) were 4 years long and had cumulative partial payments (0%, 20%, 30% and 50% each year) depending on Vale's performance against comparable companies (peer group, consisting of BHP, Rio Tinto, Teck Resources, Glencore, Freeport-McMoran, Mosaic, Anglo American, Petrobras, Usiminas, Gerdau, CSN and Peabody, this latter being unlisted from the stock exchange in 2017). As of 2019, the new cycles will last for 3 years, with award only at the end of the cycle, still based on Vale’s performance in relation to its peers (peer group, consisting of Alcoa, Anglo, BHP, Freeport, Glencore, Rio Tinto and South32). From 2007, the year in which it was created, to 2013 (inclusive), the program was called Long-Term Incentive (“ILP”) and was based on the calculation of a percentage of the short-term variable portion (bonus) of 125% for the Chief Executive Officer and 75% for the other executive officers of the amount effectively paid in the year. Each cycle lasted 3 years and made full payment (at the end of the cycle). The metric for payment of the ILP/PAV consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale is ranked first (percentile P100), the amount calculated is increased by 50%; if Vale is at P25 (first quartile) or below, there is no payment; and for Vale's intermediate positions in the ranking of companies (between P25 and P100), it is paid according to the performance calculated, and may vary between 10% and 150% of the amount. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching This represents a variable long-term amount of compensation, linked to the Company’s performance reflected in its market value and share price, the main purpose of which is to align managers' efforts with shareholders' interests and, at the same time, serve as leverage for retaining executives. The program requires the counterpart of the executive in the granting (acquisition and blocking of Vale shares through its own resources) and is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Matching cycles have a duration of 3 years, with a reward at the end of the cycle equivalent to the net amount of 1:1 in Vale's shares (that is, the Company delivers the same number of shares that were acquired by the participant at the beginning of the cycle), observing the rules and conditions of permanence. The Statutory Board of Executive Officers is obliged to participate with an amount equivalent to 50% of the target value of its annual bonus (except when the net bonus actually paid is not sufficient to participate in Matching, in which case the participation obligation is reduced to 50% of this amount) and also to retain the ownership of the shares until the end of the cycle. In 2008, when it was established, until 2013 (inclusive), the calculation base of the program was a percentage of the amount of the short-term installment (Bonus) received by the executive in the year in which the Matching cycle was granted. The executive could allocate 30% or 50% of his bonus to purchase the program's shares. The percentage was defined based on the evaluation of its performance and potential. As from the 2016 concession, the program started to allow the use of "Free Shares" in such a way that executives who already had shares of Vale in their possession, with no ties to Matching plans still in progress, could block them, using them for the purpose of the new cycle. This rule is allowed to this day. It should be noted that, in 2019, the maintenance of stock ownership was implemented, in which the executive shall accumulate, through the share-based compensation programs offered by the Company, and maintain ownership of the shares issued by Vale in an amount equivalent to a least thirty-six (36) times the amount of the monthly fixed installment for the President and twenty-four (24) times the value of the monthly fixed installment for the Executive Officers. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. NON-STATUTORY BOARD These are employees of the Company with an employment relationship and may be responsible for global corporate functions or business units, or for regional or local corporate functions, or for areas or operating systems in the Company's various businesses. Fixed Compensation Pro-labore. They are entitled to receive a monthly fixed amount, defined on the basis of the Company structure of positions, which is aligned to the market practices and the purpose of which, according to the employment agreement signed with each executive, is to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company. Direct and Indirect Benefits. They are entitled to a package of benefits compatible with market practices and includes Medical-Hospital-Dental Care, Complementary Pension (Valia) and Life Insurance. The benefits, in addition to being aligned with market practices, are intended to support executives and their dependents in key areas, such as health care and housing. For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form. Participation in Committees. committees. They are not entitled to compensation for participation in Variable Compensation Profit sharing (PLR) They are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the PLR is to ensure competitiveness with the market and alignment with shareholders' interests and focus on socio-environmental issues, as well as to recognize the executive officer's participation in the Company's performance, and PLR is fully associated with the Company's cash generation, as the total amount of funds to be distributed is a fraction of the cash generation for the year. This amount is distributed according to the performance measured by the targets assigned to each Officer, which are defined based on the cascading of targets for the Statutory Officers. The calculation methodology used to establish the variable compensation of the Non-Statutory Board, as mentioned above, is described in detail in item 13.1 (d) below. Others.They are not entitled to bonuses, compensation for participation in meetings and commissions. Post-Employment Benefits They may benefit from Medical-Hospital-Dental Care borne by the Company after they leave the Company, so that they may seek alternatives outside the corporate plan. Entitlement to Benefits after Termination of Position They may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale. Share-based Compensation Phantom Shares Program ("PAV") The rules and conditions of the PAV offered to these stakeholders are the same as those applied to the Statutory Officers, as described in the item above regarding Share-based Compensation of the Board of Executive Officers (Phantom Shares Program - PAV). For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching The rules and conditions of Matching offered to these stakeholders are the same as those applied to the Statutory Officers, as described in the item above regarding Share-based Compensation of the Board of Executive Officers (Matching), except (i) in relation to the conditions of obligation of participation and permanence until the end of the cycle, as the program is voluntary for Non-Statutory Officers and (ii) maintenance of stock ownership, which is not applicable to Non-Statutory Directors. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. NON-STATUTORY COMMITTEES The Company also has three non-statutory committees, the Executive Risk Committee, the Information Disclosure Committee and the Ethics Committee. All positions on non-statutory committees are filled by statutory, non-statutory officers and other Company leaders, who do not receive any additional compensation for this function, either fixed or variable. ii. In relation to the last 3 reporting periods, what is the proportion of each element in the total compensation? According to the tables below3, the proportions of each element in the total compensation for the reporting periods of 2016, 2017 and 2018 were approximately: Fiscal Year 2016 3 It takes into account the cash disbursements for each period.

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Non-Statutory Board [1]	Committees[2]
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	92.83%	90.44%	41.55%	67.81%	95.24%
Direct and Indirect Benefits	-	-	11.03%	8.26%	-
Participation in committees	-	-	-	-	-
Other [3]	7.17%	9.56%	8.53%	15.21%	4.76%
Variable Compensation	-	-	-	-	-
Bonus	-	-	-	-	-
Profit Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other [3]	-	-	4.95%	1.45%	-
Post-Employment Benefits	-	-	-	-	-
Termination of Position	-	-	28.03%	-	-
Share-based Compensation	-	-	5.91%	7.27%	-
TOTAL	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered for the Non-Statutory Board.
(2) Excludes the members of the committees who are also members of the Company's administration.
(3) Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2017

Compensation breakdown	Board of Directors	Audit Committee	Statutory Board of Executive Officers	Non-Statutory Board [1]	Committees[2]
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	87.16%	83.33%	14.17%	34.81%	83.83%
Direct and Indirect Benefits	-	-	3.88%	5.56%	-
Participation in committees	-	-	-	-	-
Other [3]	12.84%	16.67%	3.08%	8.07%	16.17%

Compensation breakdown	Board of Directors	Audit Committee	Statutory Board of Executive Officers	Non-Statutory Board (1)	Committees(2)
Variable Compensation	-	-	-	-	-
Bonus	-	-	16.00%	27.27%	-
Profit Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (3)	-	-	12.78%	8.59%	-
Post-Employment Benefits	-	-	-	-	-
Termination of Position	-	-	39.91%	-	-
Share-based Compensation	-	-	10.17%	15.69%	-
TOTAL	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(4) Amounts related to the termination of office have not been considered for the Non-Statutory Board.

(5) Excludes the members of the committees who are also members of the Company's administration.

(6) Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2018

Compensation breakdown	Board of Directors	Audit Committee	Statutory Board of Executive Officers	Non-Statutory Board (1)	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	86.54%	83.33%	12.37%	20.80%	86.65%
Direct and Indirect Benefits	-	-	4.24%	5.49%	-
Participation in committees	-	-	-	-	-
Other (2)	13.46%	16.67%	2.60%	5.26%	13.35%
Variable Compensation	-	-	-	-	-
Bonus	-	-	18.81%	-	-
Profit Sharing	-	-	-	32.76%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-

s Board (7) Amounts related to the termination of office have not been considered for the Non-Statutory Board. Payments related to payroll charges under responsibility of VALE - INSS (8) iii. Methodology for calculation and adjustment of each element of compensation The annual global amount of the compensation of the members of the Board of Directors, the Statutory Board of Executive Officers, the Fiscal Council and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and distributed by the Board of Directors. Board of Directors The definition of values that make up the fees for full members and alternate members occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. Full members receive every month the fixed portion of the compensation, while alternates receive the fixed portion of the compensation when there is participation in a meeting of the Board of Directors, replacing the full member. Audit Committee The amounts that make up the fees for full members have as reference the value of 10% of the fixed compensation that, on average, is attributed to Statutory Officers (not counting the benefits, representation budgets, profit sharing or any other payment or award that may be part of the compensation package of those stakeholders). The members of the Fiscal Council are also entitled to reimbursement of travel and per diem expenses necessary for the performance of their duties. Alternate members shall only be remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. Advisory Committees The compensation considers, exclusively, the payment of a monthly amount (fees). The compensation contracted has the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company, which is defined by the Board of Directors. The determination and adjustment of the compensation of the members of the Advisory Committees are carried out according to the compensation established for the Board of Directors. Specifically for members of the CIAEs, the monthly amount may vary according to time worked in each month, in observance of the base amounts and limit previously set. Compensation breakdown Board of Directors Audit Committe e Statutory Board of Executive Officers Non-Statutory (1) Committee Other (2) - - 9.02% 6.55% - Post-Employment Benefits - - - - - Termination of Position - - 41.15% - - Share-based Compensation - - 11.81% 29.14% - TOTAL 100.00% 100.00% 100.00% 100.00% 100.00%

Statutory Officers (Executive Officers) The monthly fixed compensation (fees) is defined on the basis of market practice, verified through reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed, adjusted annually by the Broad Consumer Price Index - IPCA, as well as evaluated by the Personnel Committee and approved by the Board of Directors. The direct and indirect benefits to which they are entitled are calculated according to market practice, verified by reference surveys conducted by specialized companies, in which the behavior of granting benefits to companies of similar size is observed, as well as evaluated by the Personnel Committee and approved by the Board of Directors. The bonus component is calculated based on the Company's results, and may vary between 0% and 200% of the target established with reference to the market, depending on the goals established and cash generation of the Company for each reporting period. The components of share-based compensation (PAV and Matching) are defined based on a multiple of the monthly fixed portion specific to the level that the executive occupies and the location in which he/she operates in the Company: (i) The PAV uses the average price of the common shares issued by the Company in the last 60 trading sessions of the previous reporting period for the calculation of the virtual shares granted, and makes payments conditional on Vale's performance in the ranking of peer companies, as measured by Vale's cumulative TSRs and of companies in the period (the factor can vary between 0% and 150%, according to Vale's position in relation to other companies). The price of the share used in the awards is the average share price in the last 60 trading days of the year prior to the payment. Until the year 2013 (inclusive), the PAV was called "ILP" and lasted 3 years with full payment. From 2014 to 2018 (inclusive), the PAV lasted 4 years and made gradual payments over the cycle. As of 2019, the cycles of PAV will have 3 years of duration with full award. All payments are conditional upon the achievement of the performance by the company; (ii) Matching uses the average purchase price of the common shares issued by the Company, at the time the cycle is granted, using the own funds of the executives who choose to purchase the shares. Beginning in 2016 (inclusive), the plan allows participation using shares already held ("Free Shares"), as long as they are not linked to other Matching cycles that are not yet closed. After 3 years, executives who are still in the Company and have held such shares, receive the award in the same number of Shares originally acquired, including the IRPF withheld at source. Beginning with the concessions started in 2019, participants will be entitled to receive the net amount equivalent to dividends (or interest on shareholders' equity) on shares not yet awarded, whenever there is distribution by Vale to its shareholders. The adjustment of the fees deriving from the IPCA or other forms of merit directly impact the other elements of the compensation, as they use the fees as a basis for calculation. All components of the compensation package of the Statutory Board of Executive Officers, as well as the methodologies for adjustment of amounts are evaluated by the Personnel Committee and approved by the Board of Directors. Non-Statutory Board The fixed compensation of Officers with an employment relationship is represented by the payment of fixed monthly amounts. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies in order to evaluate the competitiveness of the Company’s compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system of evaluation is known as the "Hay Method", a points system widely used by world-class companies, which evaluates the weight of positions based on their complexity, allowing for the overall ranking of positions. This system is one of the most widely used around the world for this purpose. There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non-Statutory Officer (meritocracy). The direct and indirect benefits to which they are entitled are defined in accordance with market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits by companies of different segments or of similar size. The profit-sharing (PLR) component is calculated based on the Company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and company cash flow for each year. The adjustment of the fixed compensation resulting from the IPCA or other forms of merit is reflected directly in the other elements of the compensation, since they are used as a basis the fixed compensation. Share-based compensation (PAV and Matching) has the same methodology for calculations and adjustments as previously described in the item above regarding the Statutory Officers (Executive Officers). iv. Reasons justifying the composition of the compensation The reasons for the composition of the compensation are the incentive to maximize shareholders' returns, improve management, enhance performance, and retain the Company's executives, aiming at gains through the commitment to the Company's long-term results and its short-term performance. In relation to the executive officers, Vale adopts a compensation composition model that concentrates a significant portion of the total compensation in the variable components (both short and long term), being part of the policy of sharing risks and results with the main executives of the Company. v. Existence of members not remunerated by the issuer and the reason therefor As of the date of this Reference Form, the Company does not have unpaid members, except for the members of the Non-Statutory Committees, who are not remunerated for the exercise of this function, since they already receive compensation as executive officers or employees of the Company. For purposes of determining the total amount of the annual compensation for the current reporting period, the amounts owed to all members of the Board of Directors shall be taken into account, since in the future there may be no possibility of waiver of compensation. c. Main performance indicators that are taken into account in determining each element of compensation All definitions in relation to compensation are supported by market studies, with input from one or more specialized consultancies. With respect to the Statutory Officers, these definitions are also evaluated by the Personnel Committee and approved by the Board of Directors. The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and relative TSR (that measures Vale’s positioning as compared to peer companies), general goals of productivity and sustainability. Furthermore, especially in 2019, for remediation of the dam rupture which occurred in Brumadinho, goals of organizational reconstruction and crisis management have become even more important to remedy environmental, social and humanitarian damage, in addition to actions aimed at the Company's operation in a conscious way regarding the safety and stability of dams, support to investigations, management of the relationship with stakeholders, and cultural restructuring. The performance indicators taken into account in determining the compensation derived from the PAV and Matching consist of the quotation of Company shares in the market and, in the case of the PAV, the Company's position in relation to a group of companies with characteristics similar to those of Vale (peer group). d. How compensation is structured to reflect the evolution of performance indicators The definition of executives' performance targets and committment to safety and sustainability for structuring the payment of profit sharing and bonus is derived from the strategic planning and budget approved by the Board of Directors, and reviewed each year to support the goals and expected results for the Company. The performance indicators taken into account in determining the compensation derived from the share-based compensation plan are the quotation of the Company's shares in the market and, specifically for the PAV, the Company’s ranking among a group of other companies with characteristics similar to those of Vale (peer group). e. How the compensation policy or practice is aligned with the interests of the short, medium and long-term issuer The Company's compensation practice is based on its performance and financial sustainability, in accordance with the strategic planning established for the medium and long term, and in line with the return to shareholders. To that end, the PAV and Matching were defined with grace periods for payment of the compensation, the deadlines for which were described in item 13.1 and established so that such programs are in line with the evolution of the Company's own performance indicators. f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers At the date of this Reference Form, there is no compensation for the Company’s Management supported by subsidiaries, controlled companies or direct or indirect parent companies, by virtue of the positions held by them in the Company. However, one of the Company's Executive Officers has accumulated the roles of President and Chief Executive Officer of Vale Canada Limited, a subsidiary of Vale. Therefore, a portion of fixed compensation, variable compensation and benefits was supported by Vale Canada Limited. For more information, please refer to item 13.15 of this Reference Form. g. Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer Normally, there is no compensation or benefit to the members of the Board of Directors and Audit Committee, Statutory and Non-Statutory Committees and the Board of Executive and Non-Executive Officers related to the occurrence of such a corporate event. Exceptionally in 2017 and 2018, some Statutory and Non-Statutory Officers were entitled to a symbolic extraordinary bonus, duly approved under the terms of Vale’s Bylaws, for actively participating in the disclosure and operationalization of relevant projects for the Company, duly approved under the terms of Vale’s Bylaws, such as the extraordinary symbolic bonus referring to the entrance project for the Novo Mercado segment. h. Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The Personnel Committee, which advises Vale's Board of Directors, participates in the decision-making process and is responsible for evaluating all the definitions regarding the compensation of the Statutory Officers. After a technical evaluation of the market surveys received, the Committee prepares a compensation proposal that is sent for analysis by the Board of Directors and, next, to the Annual General Meeting, as established in the Company's Bylaws.

In addition, as explained above, we clarify that the Company's Board of Executive Officers is not responsible for approving its compensation, nor is it responsible for determining targets and parameters for purposes of determining its variable compensation.

ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies

In relation to the methodology used to determine the individual compensation of the management, the Company uses studies to verify market practices, with the support of one or more specialized consultants, in which it looks at the behavior of benefits for companies of similar size.

It should be emphasized that the market is always the benchmark, within a global competition perspective, and Vale considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries.

iii. How often and in which way the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors evaluates on an annual basis the suitability of the methodology, practices and procedures used to define the individual compensation of managers.

13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Audit Committee

Total compensation estimated for the current year December 31st, 2019 - Annual Amounts				
	Board of Directors	**Statutory Board of Executive Officers**	**Audit Committee**	**Total**
Total number of members	13.67	6.00	5.00	**24.67**
No. of members receiving compensation	13.67	6.00	5.00	**24.67**
Annual fixed compensation				
Salary or pro-labore	7,679,188.00	21,801,612.41	1,816,801.02	**31,297,601.43**
Direct and indirect benefits	0.00	8,675,163.30	0.00	**8,675,163.30**

Participation in committees	0.00	0.00	0.00	**0.00**
Others	1,199,687.00	4,490,099.79	363,360.20	**6,053,146.99**
Description of other fixed compensations	Social contribution charges under Vale´s responsibility - INSS	Social contribution charges under Vale´s responsibility - INSS	Social contribution charges under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	2,636,113.32	0.00	**2,636,113.32**
Description of other variable compensations		Social contribution charges under Vale´s responsibility - INSS		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	21,999,445.33	0.00	**21,999,445.33**
Share-based, including options	0.00	25,676,497.22	0.00	**25,676,497.22**

Notes: 1. Number of members: estimate of the annual average of the number of members of said administrative body verified monthly (total), to which compensation shall be attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. It covers the full members and the alternate members. 1. Number of members: estimate of the annual average of the number of members of said administrative body verified monthly (total), to which compensation shall be attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. 2. Share-based compensation: amounts referring to the PAV (cycles 2015, 2016 and 2017). The 2016 Matching cycle award is suspended. 3. Bonus: payment for the results and targets for the year 2018 is suspended. 4. Termination of Office: severance payments made to Executive Officers who have left the company in 2017 and 2018 and estimates for the renovation of Board of Executive Officers for 2019. 1. Number of members: estimate of the annual average of the number of members of said administrative body verified monthly (total), to which compensation shall be attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. Considers the full members (5 members) of the Audit Committee.

Total compensation	**8,878,875.00**	**85,278,931.36**	**2,180,161.22**	**96,337,967.58**

Compensation in the Fiscal year ending December 31st, 2018 – Annual Amounts				
	Board of Directors	**Statutory Board of Executive Officers**	**Audit Committee**	**Total**
Total number of members	12.08	6.00	5.00	**23.08**
No. of members receiving compensation	12.08	6.00	5.00	**23.08**
Annual fixed compensation				
Salary or pro-labore	6,608,146.89	20,543,646.36	1,705,551.75	**28,857,345.00**
Direct and indirect benefits	0.00	7,050,290.66	0.00	**7,050,290.66**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	1,028,229.38	4,317,265.39	341,110.35	**5,686,605.12**
Description of other fixed compensations	Social contribution charges under Vale´s responsibility - INSS	Social contribution charges under Vale´s responsibility - INSS	Social contribution charges under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	31,237,934.71	0.00	**31,237,934.71**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	14,983,080.22	0.00	**14,983,080.22**
Description of other variable compensations		Social contribution charges under Vale´s responsibility - INSS		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	68,346,721.83	0.00	**68,346,721.83**

Share-based, including options 0.00 19,622,073.35 0.00 19,622,073.35 Notes: 1. Number of members: annual average of the number of members of said administrative body verified monthly (total), to which compensation was attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. It covers the full members (12 members) and the alternate members (two alternate memberships were required in the year) 1. Number of members: annual average of the number of members of said administrative body verified monthly (total), to which compensation was attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. 2. Share-based compensation: amounts referring to the PAV (2014, 2015 and 2016 cycles) and Matching (2015 cycle). 3. Bonus: values referring to the results and targets for the 2017 reporting period. 4. Termination of Office: severance payments made to Executive Officers who have left the company in 2016, 2017 and 2018. 1. Number of members: annual average of the number of members of said administrative body verified monthly (total), to which compensation was attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. Considers the full members (5 members) of the Audit Committee. Total compensation 7,636,376.27 166,101,012.52 2,046,662.10 175,784,050.89 Compensation in the Fiscal year ending December 31st, 2017 – Annual Amounts

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	14.92	6.77	4.82	**26.51**
No. of members receiving compensation	14.92	6.77	4.82	**26.51**
Annual fixed compensation				
Salary or pro-labore	5,870,112.79	22,874,587.57	1,630,344.40	**30,375,044.76**
Direct and indirect benefits	0.00	6,253,899.59	0.00	**6,253,899.59**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	864,422.60	4,975,383.00	326,068.97	**6,165,874.57**
Description of other fixed compensations	Social contribution charges under Vale´s responsibility - INSS	Social contribution charges under Vale´s responsibility - INSS	Social contribution charges under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	25,827,307.21	0.00	**25,827,307.21**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	20,630,480.53	0.00	**20,630,480.53**
Description of other variable compensations		Social contribution charges under Vale´s responsibility - INSS		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	64,406,344.10	0.00	**64,406,344.10**
Share-based, including options	0.00	16,410,713.06	0.00	**16,410,713.06**

Notes: 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program (2014 and 2015 cycles) as well as the amounts related to Matching (2014 cycle). 3. The amount entered in the "Bonus" field relates to the amount paid in the 2017 reporting period regarding the targets for the 2016 reporting period, in addition to contracting bonus and symbolic extraordinary bonus related to entering into the Novo Mercado (see item 13.1.g) paid in the 2017 reporting period . 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members of the Audit Committee. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.

Compensation in the Fiscal year ending December 31st, 2016 – Annual Amounts Board of Directors Statutory Board of Executive Officers Audit Committee Total Total number of members 20.50 7.55 5.00 33.05 No. of members receiving compensation 19.75 7.55 5.00 32.30 Annualfixed compensation Salary or pro-labore 4,899,124.00 24,093,174.00 1,594,955.00 30,587,253.00 4. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. 5. The "Termination of Office" field covers severance payments made to Executive Officers who have left the company in 2016 and 2017. Total compensation 6.734.535,39 161,378,715.06 1,956,413.37 170,069,663.82

Direct and indirect benefits	0.00	6,393,270.00	0.00	**6,393,270.00**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	378,587.00	4,945,845.00	168,505.00	**5,492,937.00**
Description of other fixed compensations	Social contribution charges under Vale´s responsibility - INSS	Social contribution charges under Vale´s responsibility - INSS	Social contribution charges under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	2,870,936.00	0.00	**2,870,936.00**
Description of other variable compensations		Social contribution charges under Vale´s responsibility - INSS		
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	16,256,451.00	0.00	**16,256,451.00**
Share-based, including options	0.00	3,424,314.00	0.0	**3,424,314.00**
Notes:	1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18.	1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the	1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18.

	2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.	amounts paid under the PAV program and (2014 cycle) as well as the amounts related to Matching (2013 cycle). 3. The amount entered in the "Bonus" field refers to the amount paid in 2016 related to the 2015 year targets. 4. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.	2. The field "Total number of members" considers the full members of the Audit Committee. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.	
Total compensation	**5,277,711.00**	**57,983,990.00**	**1,763,460.00**	**65,025,161.00**

13.3 - Variable compensation of the board of directors, statutory board of executive officers and Audit Committee

Variable compensation estimated for the current reporting period (2019)

Item / Year	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members(1)	13.67	6.00	5.00	**24.67**
No. of members receiving compensation(2)	0.00	6.00	0.00	**6.00**

(1) Estimate of the annual average of the number of members of said body verified monthly under the terms of item 13.2. (2) Estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 03/2019. (3) Only considers installments referring to short-term variable compensation. Does not consider other bonuses that can be recognized in the year. (4) Value corresponding to 200% of the target established with reference to the market, and considers the members that are part of the Board of Directors throughout 2018. (5) Estimated amount referring to the results and targets for the 2018 reporting period, the payment of which is suspended. Variable compensation - Fiscal Year ended on December 31st, 2018 Item / Year Board of Directors Statutory Board of Executive Officers Audit Committee Total Total number of members(1) 12.08 6.00 5.00 23.08 No. of members receiving compensation(2) 0.00 6.00 0.00 6.00 Bonus(3) Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan(4) - 27,310,672.64 - 27,310,672.64 Amount estimated in the compensation plan if the - 13,655,336.32 - 13,655,336.32 Bonus(3) Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan(4) - 43,589,351.76 - 43,589,351.76 Amount Estimated in the compensation plan if the targets are met ("Target") (5) - - - - Profit Sharing Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan - - - - Amount Estimated in the compensation plan, if the targets are met - - - -

(1) Annual average of the number of members of said body verified monthly under the terms of item 13.2. (2) Number of officers and directors of the board, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 03/2019. (3) Only considers installments of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the year. (4) Amount corresponding to 200% of the target established with reference to the market, and considers the members that are part of the Board of Directors throughout 2017. (5) Amount corresponding to 100% of the target established with reference to the market, and considers the members that are part of the Board of Directors throughout 2017. (6) Refers to the amount effectively recognized, regarding the annual bonuses program, linked to the results and targets for the 2017 reporting period. Variable compensation - Fiscal Year ended on December 31st, 2017 Item / Year Board of Directors Statutory Board of Executive Officers Audit Committee Total Total number of members(1) 14.92 6.77 4.82 26.51 No. of members receiving compensation(2) 0.00 6.77 0.00 6.77 Bonus(3) Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan(4) - 46,541,844.41 - 46,541,844.41 Amount estimated in the compensation plan if the targets are met ("Target") (5) - 23,270,922.20 - 23,270,922.20 targets are met ("Target") (5) Amount effectively recognized in the result of the reporting period (6) - 27,161,721.49 - 27,161,721.49 Profit Sharing Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan - - - - Amount estimated in the compensation plan, if the targets are met ("Target") - - - - Amount effectively recognized in the results for the reporting period - - - -

Amount effectively recognized in the result of the reporting period [(6)]	-	22,427,354.08	-	22,427,354.08
Profit Sharing				
Minimum Amount Estimated in the Compensation Plan	-	-	-	-
Maximum Amount Estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan, if the targets are met ("Target")	-	-	-	-
Amount effectively recognized in the results for the reporting period	-	-	-	-

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.
(2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018.
(3) Only considers short-term variable compensation installments. Does not consider contracting bonus, nor the symbolic extraordinary bonus related to entering into the Novo Mercado segment.
(4) Amount corresponding to 200% of the target established with reference to the market.
(5) Amount corresponding to 100% of the target established with reference to the market.
(6) The amount reported in the "Bonus" field refers to the amount actually paid in the 2017 year related to the 2016 year targets.

Variable compensation- Fiscal Year ended on December 31st, 2016

Item / Year	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members[(1)]	20.50	7.55	5.00	33.05
No. of members receiving compensation[(2)]	0.00	7.55	0.00	7.55
Bonus				
Minimum Amount Estimated in the Compensation Plan	-	-	-	-
Maximum Amount Estimated in Compensation Plan[(3)]	-	46,743,031.00	-	46,743,031.00
Amount estimated in the compensation plan if the targets are met ("Target") [(4)]	-	23,371,515.00	-	23,371,515.00
Amount effectively recognized in income for the reporting period[(5)]	-	-	-	-
Profit Sharing

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. (3) Value corresponding to 200% of the target established with reference in the market. (4) Value corresponding to 100% of the target established with reference in the market. (5) Due to the targets not being met, there was no bonus payment in 2016 related to the reporting period ended December 31st, 2015. 13.4 – Share-based compensation plan of the board of directors and statutory board of executive officers The Company has two share-based compensation plans for the Statutory Board of Executive Officers (Matching and PAV), which are not extended to the members of the Board of Directors. None of the plans contemplates the granting of stock options of the Company, rather only the payment of bonuses, referenced in the market quotation of the Company's shares. a. General Terms and Conditions Phantom Shares Program ("PAV") This is a long-term compensation incentive, linked to the Company's performance against other large mining companies and similar companies, and focuses management efforts on the creation of value and wealth for Vale, aligning directors and shareholder interests and reinforcing the culture of sustainable performance. The program was established in 2007, and it was called "Long-Term Incentive or ILP", and the amount to be paid was defined as a percentage of the short-term variable portion (bonus) of 125% for the Chief Executive Officer and 75% for the other Executive Officers, of the amount actually paid in the year. From 2014, the program was renamed "PAV" and the amount to be paid began to be calculated based on the fixed compensation received by its beneficiaries, the parameters of this calculation being pre-established for each hierarchical level and each country where the Company operates. The calculated amounts were transformed into a number of Phantom Shares units, considered the average quotation of the Company's common shares of the last 60 trading sessions of the previous year. In the event that the executive remains with the Company until the end of the cycle, the number of Phantom Sharess shall be converted into monetary value by the average price of the common shares issued by Vale during the last 60 trading sessions of the year prior to the date scheduled for awards. The metric for payment of awards consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale is ranked first (P100), the amount Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan - - - - Amount estimated in the compensation plan, if the targets are met ("Target") - - - - Amount effectively recognized in the results for the reporting period - - - -

calculated is increased by 50%; if Vale is at P25 or below, there is no award; and for Vale's intermediate positions in the ranking of companies (between P25 and P100), it is paid according to the performance calculated, and may vary between 10% and 150% of the amount. From 2007 to 2013, each ILP cycle lasted 3 years with full payment conditioned to Vale's performance - as measured by Vale's TSR versus peers - whose peer group consisted of 20 companies. From 2014 to 2018, each PAV cycle lasted 4 years with gradual payments (0%, 20%, 30% and 50% each year) conditioned to Vale's performance - measured by Vale's TSR versus peers - whose peer group was composed of 12 companies. As of 2019, the PAV cycle will last for 3 years, with full reward conditioned to Vale's performance - as measured by Vale's TSR versus peers - whose peer group is made up of the current 7 companies (namely: Alcoa, Anglo, BHP, Freeport, Glencore, Rio Tinto e South32). For more details, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form. Matching This is a long-term compensation incentive, based on the expected performance of the Company, reflected in its market value and share price, and its main objectives are to serve as a lever for retaining executives, to reinforce a culture of sustainable performance and encourage "ownership", aligning the efforts of managers with the interests of the shareholder. The program requires the counterpart of the executive in the granting (acquisition and blocking of shares issued by Vale through its own resources) and is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Matching cycles have a duration of 3 years, with a reward at the end of the cycle equivalent to the net amount of 1:1 in Vale's shares (that is, the Company delivers the same number of shares that were acquired by the participant at the beginning of the cycle), observing the rules and conditions of permanence. In 2008, when it was established, until 2013 (inclusive), the calculation base of the program was a percentage of the amount of the short-term installment (Bonus) received by the executive in the year in which the Matching cycle was granted. The executive could allocate 30% or 50% of his bonus to purchase the program's shares. The percentage was defined based on the evaluation of his(her) performance and potential. As from the 2016 concession, the program started to allow the use of "Free Shares" in such a way that executives who already had shares of Vale in their possession, with no ties to Matching programs still open, could block them, using them for the purpose of the new cycle. This rule is allowed to this day. Those executives who have acquired shares under the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three-year period, the cycle ends and there is a verification of the effective compliance by the management with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company pays the executive a net amount, as an award, referenced at market value of the Company's shares held by the executive within the scope of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. The Statutory Board of Executive Officers is obliged to participate with an amount equivalent to 50% of the target value of its annual bonus (except when the net bonus actually paid is not sufficient to participate in Matching, in which case the participation obligation is reduced to 50% of this amount) and also to retain the ownership of the shares until the end of the cycle. As already mentioned in item 13.1, in 2019, the maintenance of stock ownership was implemented, where the executive shall accumulate, through the share-based compensation programs offered by the Company, and maintain ownership of, the shares issued by Vale in an amount equivalent to a least thirty-six (36) times the amount of the monthly fixed installment for the President and twenty-four (24) times the value of the monthly fixed installment for the Executive Officers. For more details, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form. b. Main Objectives of the Plan The main objectives of share-based compensation plans are: to focus management efforts on creating value and wealth for Vale, to align executive and shareholder interests, to reinforce a sustainable performance culture, to serve as a lever for retaining executives and to encourage the "feeling of ownership". c. How the plan contributes to these objectives The share-based compensation plans align the interests of the shareholders and the Statutory Officers insofar as they ensure that there are gains to the executives only when there are gains to the Company. d. How the plan fits into the issuer's compensation policy The share-based compensation plans are part of Vale's compensation policy as they are responsible for the long-term alignment of executives with the interests of the Company and its shareholders, contributing to the sustainability and maintenance of a level of competitiveness appropriate to the Company's business and the retention of qualified professionals. They are designed with the support of a specialized consultancy and take into account the movements of the national and international market. e. How the plan aligns the interests of managers and issuer in the short, medium and long term The design of the share-based plans incorporates the Company's performance factor, the variation of its shares over the three-year or four-year period and also, in the case of the PAV, the Company's relative performance compared to a group of companies with characteristics similar to Vale. Thus, the plans align the interests of the management and the interests of the Company in the medium and long term. f. Maximum number of shares covered Not applicable. There is no granting of stock options under the aforementioned share-based compensation plans. In the PAV, the number of virtual common shares granted as a reference under the plan varies according to the base compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. In the Matching Plan, the calculation base is the fixed compensation received by the Statutory Board of Executive Officers of the Company, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. g. Maximum number of options to be granted Not applicable. There is no granting of stock options under the share-based compensation plans. h. Conditions for acquisition of shares

Not applicable. The share-based compensation plans do not grant executives options to acquire Company shares. i. Criteria for setting the acquisition price or reporting period Not applicable. As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise. Considering the current plans of the Company: (i) in the PAV, for the definition of the reference price to be considered at the beginning of each cycle, for the purposes of calculating the number of virtual shares granted, the historical price of the shares issued by Vale of the last 60 trading sessions of the year before the beginning of the respective cycle, weighted by the volume of shares traded in each of these trading sessions; and (ii) in Matching, in order to define the concession price to be considered at the beginning of each cycle, the average purchase price of the shares issued by Vale in the market, at the beginning of the cycle, is taken into account for the participation of all executives of the Company that are eligible to participate in the program and that have opted to invest cash resources for the purchase of said shares in the market. This same concession price is then also applied to all Company executives who are eligible to participate in the program and who have opted to invest by blocking their "free shares." j. Criteria for setting the reporting period Not applicable. The share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for exercise. Considering our current plans: in the PAV, awards are made gradually over the cycle (0%, 20%, 30% and 50% in each of the four years of the cycle), which has a deadline of four years. For plans before 2014 (exclusive), which were denominated "ILP", the payment was made at the end of the three year cycle. From the year 2019, the cycles will return to three years and with full reward (at the end of the cycle, without gradual payments). In Matching, awards will be made at the end of the three-year cycle, and from 2019 onwards, there may be gradual payments, whenever there is a distribution of dividends or interest on equity capital by Vale to its shareholders. k. Settlement Form The PAV is awarded in cash and Matching is awarded in the same number of shares initially purchased by the participant. Both plans include the withholding of income tax at source, which is borne by the company for the benefit of the participants. l. Restrictions on the transfer of shares In the Matching Plan, if the participant transfers, within a period of three years, any of the Company's shares linked to the Plan, the executive loses the right to the premium. Also, within the scope of the Matching Plan, operations involving derivatives, which set up positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties are prohibited, considering that Matching has as one of its purposes the exposure and alignment of the Company's listed shares during the Plan period. The transactions described above (involving derivatives and share leases) related to any share of Vale that the executive holds are also prohibited, even if they were acquired outside the scope of the Plan, as long as he is an active participant of the Plan. This item is not applicable to PAV, since the participants of the Plan are not required to maintain a shareholding position in the Company, nor do they receive shares under the Plan.

m. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan In the Matching Plan, any transfer, negotiation or sale made by the participant of the shares issued by Vale linked to the plan before the three-year grace period or his withdrawal from the Company, generate the extinction of any rights to which he would be entitled to under the Plan. In the PAV, the withdrawal of the Company executive generates the extinction of any rights to which he would be entitled under the Plan. In addition, in 2019, as a result of the dam rupture in Brumadinho, in exceptional circumstances, the Board of Directors decided, in an official notice disclosed to the market on January 27 of this year, to suspend variable remuneration to executives until the results of the current investigation are clearer, including plans based on company shares. n. Effects of the departure of the manager from the issuer's bodies on his rights under the share-based compensation plan As it is a retention mechanism, in case of withdrawal of his or her own will, the participant loses the right to receive any awards from the share-based compensation plans. In case of termination or non-renewal of the employment agreement by the Company, the participant receives the amounts to which he or she had already become entitled to at the time of termination of the contract. 13.5 - Share-based compensation of the board of directors and statutory board of executive officers The share-based compensation plans (described on item 13.4) do not contemplate the granting of stock options, because they are based on the quotations of the shares of the Company to define the amount to be paid as an incentive to Executive Officers. Therefore, most information is not applicable, for example, information related to the weighted average exercise price of (a) the options outstanding at the beginning of each reporting period , (b) the options lost during each reporting period, c) the options exercised during each reporting period, (d) the options expired during each reporting period and the potential dilution, in case of exercise of all the options granted, are not applicable to the Company. Considering the above, the incentive information, including amounts paid in each period, is disclosed in the tables below for reference purposes. Share-based compensation forecast for the current reporting period (2019): Board of Directors Statutory Board of Executive Officers Total Total Number of members(1) 13.67 6.00 19.67 Number of Members Receiving Compensation(2) 0.00 6.00 6.00 Weighted average exercise price: (a) of the outstanding options at beginning of reporting period n/a n/a n/a (b) of the options lost during the reporting period n/a n/a n/a (c) of the options exercised during the reporting period n/a n/a n/a

(1) Corresponds to the annual average estimative of the number of members of said management body to be verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, and the estimates which were assigned for share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 03/2019. Share-based compensation – Fiscal year ended Dec. 31, 2018 (1) Corresponds to the annual average of the number of members of said management body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 03/2019. Share-based compensation – Fiscal year ended Dec. 31, 2017 Board of Directors Statutory Board of Executive Officers Total Total Number of members(1) 14.92 6.77 21.69 Number of Members Receiving Compensation(2) 0.00 6.77 6.77 Weighted average exercise price: (a) of the outstanding options at beginning of reporting period n/a n/a n/a (b) of the options lost during the reporting period n/a n/a n/a Board of Directors Statutory Board of Executive Officers Total Total Number of members(1) 12.08 6.00 18.08 Number of Members Receiving Compensation(2) 0.00 6.00 6.00 Weighted average exercise price: (a) of the outstanding options at beginning of reporting period n/a n/a n/a (b) of the options lost during the reporting period n/a n/a n/a (c) of the options exercised during the reporting period n/a n/a n/a (d) of the options expired during the reporting period n/a n/a n/a Potential dilution in case of exercise of all the options granted n/a n/a n/a (d) of the options expired during the reporting period n/a n/a n/a Potential dilution in case of exercise of all the options granted n/a n/a n/a

(1) The total number of members corresponds to the annual average of the number of members of said management body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Share-based compensation – Fiscal year ended Dec. 31, 2016: (1) The total number of members corresponds to the annual average of the number of members of said management body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Share-based compensation forecast for the current reporting period (2019): Board of Directors Statutory Board of Executive Officers Total Granting of stock options (Incentive Grant) Grant date (Date of granting the incentive) - January 2015, 2016 and 2017, and March 2016 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable - December 2018 and March 2019 (2) - Board of Directors Statutory Board of Executive Officers Total Total Number of members(1) 20.50 7.55 28.05 Number of Members Receiving Compensation(2) 0.00 7.55 7.55 Weighted average exercise price: (a) of the outstanding options at beginning of reporting period n/a n/a n/a (b) of the options lost during the reporting period n/a n/a n/a (c) of the options exercised during the reporting period n/a n/a n/a (d) of the options expired during the reporting period n/a n/a n/a Potential dilution in case of exercise of all the options granted n/a n/a n/a (c) of the options exercised during the reporting period n/a n/a n/a (d) of the options expired during the reporting period n/a n/a n/a Potential dilution in case of exercise of all the options granted n/a n/a n/a

(1) In January 2015, 2016 and 2017, the PAV cycles started and, in March 2016, the Matching cycle was started. (2) On December 31, 2018, the third, second and first windows of anticipation of the PAV cycles, which started, respectively, in 2015, 2016 and 2017, were closed; and the Matching cycle, which started in 2016, ends in March 2019. Share-based compensation – reporting period ended 12/31/2018: (1) In January 2014, 2015 and 2016, the PAV cycles started and, in March 2015, the Matching cycle was started. (2) On December 31, 2017, the third, second and first windows of anticipation of the PAV cycles, which started, respectively, in 2014, 2015 and 2016, were closed; and, in March 2018, the Matching cycle, whichc started in 2015, was closed. Share-based compensation – reporting period ended 12/31/2017 Board of Directors Statutory Board of Executive Officers Total Granting of stock purchase options (Incentive Grant) Board of Directors Statutory Board of Executive Officers Total Granting of stock purchase options (Incentive Grant) Grant date (Dateofgrantingthe incentive) - January 2014, 2015 and 2016, and March 2015 (1) - Number of granted options n/a n/a n/a Deadlineforoptionsto become exercisable (Deadline for receipt of the incentive) - December 2017 and March 2018 (2) - Deadlineforexerciseof options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 19,622,073.35 19,622,073.35 (Deadline for receipt of the incentive) Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Value of Incentive Paid) - 25,676,497.22 25,676,497.22

(1) In January 2014 and 2015, the PAV cycles started and, in March 2014, the Matching cycle started. (2) On December 31, 2016, the first and second windows of anticipation of the PAV cycles, which started, respectively, in 2014 and 2015, were closed; and, in March 2017, the Matching cycle, which started in 2014, was closed. Share-based compensation – reporting period ended Dec. 31, 2016 (1) In January 2014, the PAV cycle started and, in March 2013, the Matching cycle began. (2) On December 31, 2015, the first window of anticipation of the PAV cycle, which started in 2014, was closed and, in March 2016, the Matching cycle, which started in 2013, was closed. 13.6 – Information on the outstanding options held by the board of directors and statutory board of executive officers Not applicable, since the share-based compensation plans of the Company do not contemplate the granting of stock options, because they are based on the quotations of the shares or the compensation received by the Company's managers to define the amount to be awarded as an incentive to Executive Officers. For more information, see items 13.4 and 13.5 of this Reference Form. Board of Directors Statutory Board of Executive Officers Total Granting of stock purchase options (Incentive Grant) Grant date (Date of granting the incentive) - January 2014 and March 2013 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadline for receipt of the incentive) - December2015and March 2016 (2) - Deadline for exercise of options n/a n/a n/a Termofrestrictiononthe transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 3,424,314.00 3,424,314.00 Grant date (Date of granting the incentive) - January 2014 and 2015 and March 2014 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadline for receipt of the incentive) - December2016and March 2017 (2) - Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 16,410,713.06 16,410,713.06

13.7 – Options exercised and shares delivered related to share-based compensation of the board of directors and board of executive officers Information not applicable to the PAV, since such plan does not contemplate the granting of stock options, because it is based on the quotations of the shares or on the compensation received by the Company's managers to define the amount in cash to be paid as an incentive to Executive Officers, and shares issued by the Company in treasury are not delivered to executives. Information not applicable to Matching in the last three reporting periods, since such plan does not contemplate the granting of stock options, and it was based on the quotations of the shares or on the compensation received by the Company's managers to define the amount in cash to be paid as an incentive to Executive Officers, and shares issued by the Company in treasury were not delivered to executives in that period. Nevertheless, the Company clarifies that, as from 2019, the awards related to the Matching plan will start to be carried out using shares issued by Vale belonging to the Company's Treasury. For more information, see items 13.4 to 13.6 of this Reference Form. 13.8 – Information necessary to understand the data disclosed in items 13.5 to 13.7 – Share price and option pricing methods Not applicable. See items 13.4 to 13.7 of this Reference Form. 13.9 – Interests in shares, stocks and other convertible securities held by managers and Audit Committee members – by body a. Number of shares or membership interests directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership interests, issued by the Company, by members of the board of directors, statutory board of executive officers or audit committee, grouped per body, on the date of closing of the last reporting period : Shares issued by VALE S.A. (*) Includes 89,919 VALE shares in the form of American Depositary Receipts (ADRs), on the New York Stock Exchange. b. Number of shares or membership interests directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership interests, issued by the direct and indirect controllers of the Company, by members of the board of directors, statutory board of executive officers or audit committee, grouped per body, on the closing date of the last reporting period : Shares issued by BNDES Participações S.A. Shareholders On 12/31/2018 ON PN Board of Directors 0 0 Board of Executive Officers 0 0 Shareholders On 12/31/2018 ON Board of Directors Board of Executive Officers Audit Committee 38,238 971,452 (*) 4,040 Total 1,013,730

Shares issued by LITEL PARTICIPAÇÕES S.A. Shares issued by BRADESPAR S.A. Shares issued by MITSUI & CO., LTD c. Number of shares or membership interests directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership interests, issued by controlled companies or under the common control of the Company, by members of the board of directors, statutory board of executive officers or audit committee, grouped per body, on the closing date of the last reporting period : Shares issued by MRS LOGÍSTICA S.A. Shares issued by PT VALE INDONESIA TBK Shareholders On 12/31/2018 ON PN Board of Directors 0 0 Board of Executive Officers 0 0 Audit Committee 0 0 Total 0 0 Shareholders On 12/31/2018 ON PN Board of Directors 6,033 0 Board of Executive Officers 0 0 Audit Committee 0 0 Total 6,033 0 Shareholders On 12/31/2018 ON PN Board of Directors 300 152,971 Board of Executive Officers 0 0 Audit Committee 0 0 Total 300 152,971 Shareholders On 12/31/2018 ON PN Board of Directors 0 0 Board of Executive Officers 0 0 Audit Committee 0 0 Total 0 0 Audit Committee 0 0 Total 0 0

13.10 – Information on pension plans granted to members of the board of directors and to statutory officers According to a contractual clause, the Company pays the amounts of the employer and the executive, up to 9% of the fixed compensation, into Valia – Fundação Vale do Rio Doce de Seguridade Social (“Valia”), or into another supplementary pension plan of the statutory officer’s choice. In Valia, the minimum age for applying for retirement income is 45, after a minimum of a five-year waiting period with contributions. Valia – Fundação Vale do Rio Doce de Seguridade Social Board of Directors Statutory Board Total Number of members (1) - 6 members - Name of the Plan Benefit Plan Vale Mais Number of managers who qualify for retirement - 4, of whom (i) 1 per Normal Retirement Income and (ii) 3 for Early Retirement Income. - Conditions for early retirement - to be at least 45 years of age; to have at least 5 years of uninterrupted enrollment with VALIA, counted from the date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – an already extinct pension plan – to the Vale Mais Plan); to have terminated the employment contract with the sponsor or have lost the status of manager. - Updated amount of accumulated contributions in the pension plan until the end of the last reporting period, - R$ 10,954,917.98 (2) - Shareholders On 12/31/2018 ON PN Board of Directors 0 0 Board of Executive Officers 0 0 Audit Committee 0 0 Total 0 0

(1) Corresponds to the number of directors and officers, as applicable, linked to the pension plan, as provided for in Circular Letter CVM/SEP 03/2019. (2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2018. (3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in 2018. 13.11 – Maximum, minimum and average individual compensation of the board of directors, statutory board and audit committee 28 Annual values Board of Directors Statutory Board Audit Committee 12/31/ 2018 12/31/ 2017 12/31/ 2016 12/31/ 2018 12/31/ 2017 12/31/ 2016 12/31/ 2018 12/31/ 2017 12/31/ 2016 Number of member s 12.08 14.92 20.50 6.00 6.77 7.55 5.00 4.82 5.00 No. of member s receivin g compen sation 12.08 14.92 19.75 6.00 6.77 7.55 5.00 4.82 5.00 Value of the highest individu 1,087,30 1.28 960,000. 00 500,000. 00 22,625,1 08.16 58,539,0 91.15 10,745,7 23.58 409,332. 42 403,074. 07 382.789. Board of Directors Statutory Board Total minus the portion related to contributions made directly by the managers Accumulated total amount of contributions made during the last reporting period , minus the portion related to contributions made directly by the managers - R$ 1,856,291.15 (3) - Possibility of early redemption and conditions - The active participant who, on the date of termination of his/her employment contract with the sponsor, or on the date he/she loses his manager status, does not elect to become a self-sponsored payer or co-participant, or does not opt for the portability and is not enjoying the benefit of the Vale Mais Plan, shall be eligible to receive the Redemption. The Redemption value will be equal to: 100% of the Participant's Account + 1% of the Sponsor's Account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that Account. -

07 00 al annual compen sation (Reais) Value of the lowest individu al annual compen sation (Reais) 540,000. 00 480,000. 00 114,408. 72 5,255,13 1.28 7,279,80 5.88 3,805,91 9.53 409,332. 42 403,074. 07 318,991. Average value of the individu al annual compen sation (Reais) 632,150. 35 451,376. 37 267,225. 87 27,683,5 02.09 23,837,3 28.66 7,679,99 8.68 409,332. 42 405,894. 89 352,692.

Executive Officers is considered, including amounts related to the termination of office, recurring events. Note Board of Directors 12/31/2018 The members with the highest and lowest individual compensation were compensated for twelve months in the period. 12/31/2017 12/31/2016 Statutory Board of Executive Officers 12/31/2018 The Company introduces an additional table in item 13.16 “Other Relevant Information”, which shows the amounts paid disregarding amounts related to non-recurring events, such as severance commitments and expenses related to termination of office and social contribution charges applicable to such expenses, for purposes of the calculation of the maximum and average compensation of the Statutory Board of Executive Officers. The Company understands that the table included in item 13.16 more appropriately reflects the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's business, since it does not contemplate the effects of non-recurring events. In 2018, all currently active members of said body worked for 12 months in the company. For the average remuneration report, the total remuneration of the Board of and the member of the Board of Executives with the highest remuneration exercised his functions during the period of twelve months. The Company clarifies that the average amount of the individual compensation corresponds to the total amount of the annual compensation of the Board of Executive Officers, including amounts related to termination of office for executives who left the Company before the beginning of the fiscal year, divided by the number of paid members as per and of Circular Letter / CVM / SEP No 3/2019, both indicated in item 13.2. Due to this reason, the average value was higher than the value of the highest individual remuneration. 12/31/2017 In 2017, due to the restructuring of the Company's executive board, the compensation of the Statutory Board of Executive Officers contemplated non-recurring events, such as severance commitments and expenses related to termination of office and social contribution charges applicable to such expenses. Therefore, the Company introduces an additional table in item 13.16 “Other Relevant Information”, which shows the amounts paid disregarding amounts related to such non-recurring events, for purposes of the calculation of the maximum and average compensation of the Statutory Board of Executive Officers. The Company understands that the table included in item 13.16 more appropriately reflects the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's business, since it does not contemplate the effects of non-recurring events. In 2017, for the item of lowest compensation, the amount was determined excluding members of the body who exercised the position for less than 12 months. In order to inform the highest compensation, the amounts recognized in the reporting period ended December 31, 2017 were considered, and the member of the Board with the highest compensation exercised his/her duties during the period of 5 months. 12/31/2016 The Company introduces an additional table in item 13.16 “Other Relevant Information”, which shows the amounts paid disregarding amounts related to non-recurring events, such as severance commitments and expenses related to termination of office and social contribution charges applicable to such expenses, for purposes of the calculation of the maximum and average compensation of the Statutory Board. The Company understands that the table included in item 13.16 more appropriately reflects the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's business, since it does not contemplate the effects of non-In 2016, in the case of the Statutory Board of Executive Officers, for the item of lowest compensation, the amount was determined excluding members of the body who exercised the position for less than 12 months. In order to inform the highest compensation, the amounts recognized in the reporting period ended December 31, 2016 were considered, and the member of the Board with the highest compensation exercised his/her duties during the period of 7 months. Audit Committee 12/31/2017 The members with the highest and lowest individual compensation were compensated for twelve months in the period. 12/31/2016

13.12 – Mechanisms for compensation or indemnification for managers in the event of removal from office or retirement The contracts with the Company's statutory officers contain indemnification clauses for cases of termination, non-renewal of the contract and retirement, provided that these events take place at the Company's initiative, in the following amounts: (i) a compensatory indemnity for any and all amounts due, corresponding to 6 times the value of the last monthly fixed compensation paid to the Executive Officers and 12 times to the Chief Executive Officer, in addition to the payment of indemnification corresponding to 2 times the annual fixed compensation, to be settled in 8 equal quarterly installments, which is subject to a period of unavailability of 24 months. Vale does not enter into any other contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms in case of removal from office, with the members of the Board of Directors and members of the Audit Committee, other than those described in this Reference Form. For details regarding insurance policies and indemnity agreements involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of this Reference Form of the Company. 13.13 – Percentage in the total compensation held by managers and members of the Audit Committee who are parties related to the controllers. 13.14 – Compensation of managers and members of the audit committee, grouped per body, received for any reason other than the position they hold In the last three reporting periods, no compensation was paid to members of the Board of Directors, Statutory Board of Executive Officers or Audit Committee for any reason other than the position they hold. 13.15 – Compensation of directors and members of the Audit Committee recognized in the results of direct or indirect controllers of companies under common control and of the issuer's subsidiaries Fiscal year 2018 – compensation received due to the exercise of a position in the Company Board of Directors Statutory Board Audit Committe e Total Directand Indirect Controllers 0 0 0 0 Body 2018 2017 2016 Board of Directors 43.04% 51.82% 81.65% Statutory Board of Executive Officers 0.00% 0.00% 0.00% Audit Committee 0.00% 0.00% 0.00% 12/31/2015

Company's Subsidiaries	0	Total: R$ 21,532,564.19 composed by: (a) Fixed portion and direct and indirect benefits: R$ 1,994,456.08 and (b) Termination of Office: R$ 19,538,108.11	0	R$ 21,532,564.19
Companies Under Common Control	0	0	0	0

Fiscal Year 2017 – compensation received due to the exercise of a position in the Company				
	Board of Directors	**Statutory Board**	**Audit Committee**	**Total**
Direct and Indirect Controllers	0	0	0	0
Company's Subsidiaries	0	Total: R$ 5,558,738.78 Annual compensation: R$ 4,842,509.20 Direct and indirect benefits: R$ 716,229.58	0	R$ 5,558,738.78
Companies Under Common Control	0	0	0	0

Fiscal Year 2016 – compensation received due to the exercise of a position in the Company				
	Board of Directors	**Statutory Board of Executive Officers**	**Audit Committee**	**Total**
Direct and Indirect Controllers	0	0	0	0
Company's Subsidiaries	0	Total: R$ 2,160,397.00 Annual compensation: R$ 1,584,599.00 Direct and indirect benefits: R$ 575,798.00	0	R$ 2,160,397.00
Companies Under Common Control	0	0	0	0

13.16 – Other relevant information

Further clarifications to Item 13.2

This document is prepared based on a cost view, that is, based on the Company's cash outflow. However, it is the practice of the main competitors to disclose the compensation of their executive officers based on the view of the amount effectively received as an asset in the Company, thus excluding the social contribution charges from time to time paid by the Company, as well as expenses with termination of office. In order to allow a correct comparison of the amounts presented, the amounts of compensation realized in 2018 and budgeted for 2019, excluding INSS, social contribution charges under Vale's responsibility, which are the Company's disbursements paid to the Brazilian government, as well as the amounts of cessation of office related to the termination of the contracts of the Executive Officers who left the Company, are detailed below:

- Budget for 2019 for active executive officers is composed of: (a) Annual fixed compensation (R$ 21,801,612.41); (b) (R$ 8,675,163.30); (c) Variable compensation – Bonus and Share-based (R$ Direct and indirect benefits 25,676,497.22), adding up to R$ 56,153,272.93, net of the social contribution charges.

- Realized in 2018 for active executive officers was composed of: (a) Annual fixed compensation (R$ 20,543,646.36); (b) Direct and indirect benefits (R$ 7,050,290.66); (c) Variable compensation – Bonus (R$ 31,237,934.71) and Share-based (R$ 19,622,073.35), adding up to R$ 78,453,945.08.

The tables below show the reconciliation of this view of the amounts received by the active executive officers of the Statutory Board with the Company's cost view, which comprises these amounts plus the amounts of termination of office and social contribution charges:

	For the year ended December 31, 2019
	(in millions of reais)
Annual Fixed Compensation	21.80
Direct and indirect benefits	8.68
Variable compensation (bonus and stock-based)	25.68
Total predicted for Executive Officers for 2019	**56.15**
Termination of office	22.00
Total predicted for Executive Officers for 2019 (including non-active)	**78.15**
Social security contributions for actives and non-actives	7.13
Total expenses related to Executive Officers	***85.28***

	For the year ended December 31, 2018
	(in millions of reais)
Annual Fixed Compensation	20.54
Direct and indirect benefits	7.05
Variable compensation (bonus and stock-based)	50.86
Total paid to Executive Officers in 2018	**78.45**
Termination of office	68.35
Total paid to Executive Officers in 2018 (including non-active)	**146.80**
Social security contributions for actives and non-actives	19.30
Total expenses related to Executive Officers	***166.10***

Further clarifications to Item 13.11

In the last reporting period s (particularly in the reporting period of 2017), due to the restructuring of the Company's executive board, the compensation of the Board of Executive Officers was affected by non-recurring events, such as severance commitments, expenses related to termination of office and social contribution charges applicable to such expenses (collectively, "Non-Recurring Events").

Therefore, in this item 13.16, the Company introduces a table in which, for purposes of calculating the maximum and average compensation of the Statutory Board of Executive Officers, the amounts paid as a result of the Non-Recurring Events were disregarded. The Company understands that the table introduced below more appropriately reflects the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's business, since it does not contemplate the effects of Non-Recurring Events.

28 07 00 Annual values Board of Directors Statutory Board Audit Committee 12/31/ 2018 12/31/ 2017 12/31/ 2016 12/31/ 2018 12/31/ 2017 12/31/ 2016 12/31/ 2018 12/31/ 2017 12/31/ 2016 Number of member s 12.08 14.92 20.50 6.00 6.77 7.55 5.00 4.82 5.00 No. of member s receivin g compen sation 12.08 14.92 19.75 6.00 6.77 7.55 5.00 4.82 5.00 Value of the highest individu al annual compen sation (Reais) 1,087,30 1.28 960,000. 00 500,000. 00 22,625,1 08.16 19,046,1 68.46 8,970,79 2.70 409,332. 42 403,074. 07 382.789. Value of the lowest individu al annual compen sation (Reais) 540,000. 00 480,000. 00 114,408. 72 5,255,13 1.28 7,279,80 5.88 3,805,91 9.53 409,332. 42 403,074. 07 318,991. Average value of the individu al annual compen sation (Reais) 632,150. 35 451,376. 37 267,225. 87 14,836,4 66.23 12,428,4 62.84 5,233,48 0.05 409,332. 42 405,894. 89 352,692.

017 017 Other Additional Clarifications to Item 13 Proposal of Overall Compensation 2019 The proposal for the management's overall compensation for the reporting period 2019, to be submitted to the Annual Shareholders’ Meeting in order to be set as an overall sum is the amount of up to R$115,204,420.58(one hundred and fifteen million, two hundred and four Note Board of Directors 12/31/2 018 The members with the highest and lowest individual compensation were compensated for twelve months in the period. 12/31/2 12/31/2 016 Statutory Board 12/31/2 018 In said reporting period, the compensation of the Statutory Board contemplated non-recurring events. Therefore, the Company introduces the table above, which shows the amounts paid as compensation, excluding the amounts related to such non-recurring events, for purposes of calculating the maximum and average compensation of the Statutory Board of Executive Officers. All members of said body worked at the company for twelve months in 2018, and the member of the Board of Executives with the highest remuneration exercised his functions during the period of twelve months. 12/31/2 017 In 2017, due to the restructuring of the Company's executive board, the compensation of the Statutory Board of Executive Officers contemplated non-recurring events, such as severance commitments and expenses related to termination of office and social contribution charges applicable to such expenses. Therefore, the Company introduces the table above, which shows the amounts paid as compensation, excluding the amounts related to such non-recurring events, for purposes of calculating the maximum and average compensation of the Statutory Board of Executive Officers. In 2017, in the case of the Statutory Board of Executive Officers, for the item of lowest compensation, the amount was determined excluding members of the body who exercised the position for less than 12 months. In order to inform the highest compensation, the amounts recognized in the reporting period ended December 31, 2017 were considered, disregarding the above-mentioned amounts, and the member of the Board with the highest compensation exercised his/her duties during the period of 5 months. 12/31/2 016 In said reporting period, the compensation of the Statutory Board of Executive Officers contemplated non-recurring events. Therefore, the Company introduces the table above, which shows the amounts paid as compensation, excluding the amounts related to such non-recurring events, for purposes of calculating the maximum and average compensation of the Statutory Board of Executive Officers. In 2016, in the case of the Statutory Board of Executive Officers, for the item of lowest compensation, the amount was determined excluding members of the body who exercised the position for less than 12 months. In order to inform the highest compensation, the amounts recognized in the reporting period ended December 31, 2016 were considered, disregarding the above-mentioned amounts, and the member of the Board with the highest compensation exercised his/her duties during the period of 12 months. Audit Committee 12/31/2 018 The members with the highest and lowest individual compensation were compensated for twelve months in the period. 12/31/2 12/31/2 016 thousand, four hundred and twenty reais and fifty eight cents), to be distributed by the Board of Directors, observing the provisions of the legislation in force and Vale's Bylaws. It should be noted that the proposed amount considers the responsibilities of the managers, the time dedicated to their functions, the competence, the professional reputation and the value of their services in the market. It is important to note that the overall compensation proposal above takes into consideration the compensation of the members of the advisory committees and related charges, which amount is not shown in item 13.2 of this Reference Form. Also, the proposal provides for the monthly compensation for each incumbent member of the Audit Committee to correspond to 10% (ten percent) of the compensation that, on average, is monthly allocated to each Executive Officer, not counting the benefits, representation payments and profit sharing. In addition to the compensation set forth above, the incumbent members of the Audit Committee shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, with a provision that alternate members shall only be compensated in the cases in which they exercise their title due to vacancy, impediment or absence of the respective full member. The above-mentioned amount comprises: (I) the proposal for the remuneration of the members of the Board of Directors, Statutory Board of Executive Officers and members of the Audit Committee of up to R$96,337,867.58 (ninety-six million, three hundred and thirty-seven thousand, eight hundred and sixty-seven reais and fifty-eight centavos), which is comprised of (a) R$ 9,495,989.02(nine million, four hundred and ninety-five thousand, nine hundred and eighty-nine reais and two cents) corresponding to the fixed compensation of the members of the Board of Directors and of the members of the Audit Committee, pursuant to art. 163 of Law 6,404/76, net of the social contribution charges under Vale's responsibility; (b) R$ 47,478,109.63 (forty-seven million, four hundred and seventy-eight thousand, one hundred and nine reais and sixty-three cents), related to the fixed and variable compensation of the Executive Officers, which takes into account an Executive Board composed of six Executive Officers, net of the social contribution charges under Vale's responsibility and excluding the direct and indirect benefits and amounts related to the termination of office. The individual fixed compensation is compatible with the amounts paid to executive officers of companies of same size, while the variable compensation, corresponds to the long-term PAV program, whose payment was made to the managers before the official announcement on the suspension of the variable compensation; the payments related to the short-term variable compensation plan (Bonus) and the long-term Matching program, previously scheduled for payment / award to executives also in 2019,are suspended by the Company since January 2019 until the results of the current investigation are clearer, so there are no figures related to these programs predicted for 2019 remuneration proposal; (c) up to R$ 39,363,868.94 (thirty-nine million, three hundred and sixty-three thousand, eight hundred and sixty-eight reais and ninety-four cents) corresponding to taxes and charges due from the compensation and under Vale’s responsibility, and also benefits of any nature and severance payments to Executive Officers who have left the Company in recent years; and (II) the proposal for the compensation of members of the Advisory Committees and charges related thereto up to R$ 18,866,453.00 (eighteen million, eight hundred and sixty-six thousand, four hundred and fifty-three reais), including compensation of R$ 15,905,345.00 (fifteen million, nine hundred and five thousand, three hundred and forty-five reais) to CIAEs, Extraordinary Independent Consulting Committees established in 2019 to support actions related to the dam rupture in Brumadinho. The following is additional information regarding the Company's proposal for overall compensation for 2019 to be submitted to shareholders’ appreciation at the Annual Shareholders’ Meeting:

a) Period to which this compensation proposal refers: The Management's proposal refers to payments expected for the period comprised between January 1st and December 31st, 2019, that is, the current reporting period. b) Values approved in the previous proposal and amounts actually realized, clarifying the reason for possible differences: The amount of the overall compensation actually paid to the members of the Board of Directors, the Fiscal Council, the Executive Board, as well as the members of the Advisory Committees for the fiscal year ended in 2018, corresponding to R$ 177,553,174.68 (one hundred seventy-seven million, five hundred and fifty-three thousand, one hundred and seventy-four reais and sixty-eight cents). This value is 3.08% lower than the amount proposed and approved for the fiscal year 2018, which was R$ 184,571,987.07 (one hundred eighty-four million, five hundred seventy-one thousand, nine hundred eighty-seven reais and seven cents), which shows that the compensation paid was in line with the remuneration approved. c) Comments on any differences between the values of the current proposal and the previous proposal and those included in item 13 of the Vale Reference Form: The amount of the overall compensation of the members of the Board of Directors, the Audit Committee, the Executive Board, as well as the members of the Advisory Committees for the reporting period ended in 2019, corresponds to R$ 115,204,420.58(one hundred and fifteen million, two hundred and four thousand, four hundred and twenty reais and fifty eight cents). This amount is 20.45% lower than the amount proposed for the reporting period of 2018, which was R$ 184,571,987.07 (one hundred eighty-four million, five hundred and seventy-one thousand, nine hundred eighty-seven reais and seven centavos), mainly due to the suspension of payments related to the variable compensation that are no longer included in the remuneration of the Executive Board this decided by the Board of Directors due to the dam rupture in Brumadinho. Clarification The 2019 overall amount mentioned above is higher than the amounts included in item 13.2 of this Reference Form, since it also contemplates, in addition to the compensation to be allocated to the members of the Board of Directors, the Audit Committee and the Board of Executive Officers, the compensation of the members of the Advisory Committees, including Special Committees established in 2019 to support actions related to the dam rupture in Brumadinho, while the amounts included in item 13.2 of the Reference Form contemplate only the amounts of compensation to the members of the Board of Directors, the Audit Committee and the Board of Executive Officers.

2019 Administration Remuneration Proposal Support material to Vale GSM, April 30th, 2019 1

2 Summary 1 Phantom Shares Plan (PAV-Programa de Ações Virtuais) Due to the dam rupture in Brumadinho, the Board of Directors decided, on January 27th,2019, the suspension of the variable remuneration of the executives until there is a clearer view of the results from the investigation. Suspension of the payment of the 2018 Bonus (which was originally scheduled to occur in 2019). Suspension of the Matching award of the 2016 program (which originally scheduled to occur in 2019). Note: PAV¹ remuneration payment, expected for 2019, had already occurred before the tragic event . Suspension of concession of Matching and PAV 2019 new cycle. 72% of the Executive Board remuneration expected to be paid in 2019 was variable and at risk. Of these, 48% were suspended and 24% were paid (referring to the PAV). 60% of Executive Board performance goals will be based on the actions to remedy environmental, social and humanitarian damage caused by the dam rupture in Brumadinho and on health and safety, sustainability and communities (HSEC) targets. Vale’s budget for the 2019 fiscal year was approved before the dam rupture and shall not be altered for purposes of calculating the results of the economic-financial and HSEC targets of the Executive Board. Inclusion of the three new Extraordinary Independent Consulting Committees in the global remuneration proposal of the administrators for 2019.

3 Remuneration model of the Executive Directors Attract and retain executives with experience and competence consistent with the scope and responsibility of the position Recognize the executive’s participation in the year’s result by encouraging the overcoming of challenges, sustainable results and risk management Encourage long-term retention and commitment of executives Promote Vale’s long-term sustainable value creation Variable Portion (at risk) Bonus Matching PAV Fixed and Benefits

4 Fixed portion and benefits The Statutory Directors are entitled to receive a fixed monthly portion (pro-labore), in line with market practices that seeks to remunerate the services rendered and capable of attract and retain executives with the experience and competence compatible with the scope and responsibility of the position. The Statutory Directors are entitled to a benefits package that is also compatible with market practices and includes Medical-Hospital and Dental Care Assistance and Life Insurance. Statutory Directors are entitled to have a pension fund and the mechanism is the defined contribution.

5 60% of the Statutory Directors panel related to mitigate damages from the Brumadinho accident and to HSEC indicators 40%: Repair the damages from the Brumadinho accident 10%: Health and Safety (H&S) 10%: Environment and Community (E&C) 40%: EBITDA – Sustaining Investments¹ 1 With the purpose of measuring the performance of the executive, part of the indicator disregards exogenous factors to individual performance, such as price variations. 40% related to Brumadinho mitigation actions, judicial agreements, operational continuity, reputation and communication management and organizational / cultural restructuring 20% related to HSEC The remaining 40% considers the budget approved prior to the Brumadinho dam rupture as the basis for the targets calculation

6 The bonus is linked to the cash generated by Vale Vale result index Target panel index Remuneration multiple Bonus payed 1.50x 1 Budget basis 2 Global pool linked to cash generation ensures alignment to the value generated to shareholders. For the delivered plan, is paid, in average, the target value (factor 1.00); for below than expected performance, the bonus is reduced; for exceeded plan, the bonus is leveraged, respecting the limit (2x target). The maximum factor of 1.33 ensures the maximum value for those who achieve maximum performance in the target panel. Maximum of Maximum of 1.33x (5.5% of EBITDA-SI)2 Target by level Maximum of 2x target Trigger for bonus payment: 50% of (EBITDA – Sustaining Investment)1

7

Matching and PAV programs are long-term incentives aligned to the shareholder remuneration

Matching

- Mandatory[1] that the CEO and EDs acquire shares, with the value according to 50% of the annual bonus (target).
- Vale matches (1:1) the acquired shares by the CEO and EDs after 3 years of ownership.
- During the period, Vale will pay the net value equivalent to the dividends/interest on capital, whenever there is distribution to the market

PAV

- The executive receives equivalent amount of phantom shares
- After 3 years of permanence in the program, Vale will pay a premium, which may vary from 0 to 150%[2] according to Vale's TSR in relation to the competitors[3]

Mandatory ownership[4] of 36 (CEO) and 24 (ED) honorary in Vale's shares

[1] If the net bonus payed is not enough, the obligation is limited to 50% of this value.
[2] 1st - 150%, 2nd - 100%, 3rd - 70%, 4th - 40%, 5th - 10%, 6th - 0%, 7th - 0%.
[3] Alcoa, Anglo, BHP, Freeport, Glencore, Rio Tinto and South32.
[4] May reach this level of participation throughout their mandates, being unable to trade these shares before the minimum value is reached.

8 Indemnity mechanism for the administrators Aims to indemnify the executive arising from the termination or non-renewal of the employment contract The executive who leaves the company before the end of their contract, or who does not renew their contract with Vale, may be entitled to: • Indemnity for any and all amount due • Indemnity on the condition that the executive does not act in businesses that carry out activities similar to those of Vale (whether or not competitors of Vale) or which activities may be conflicting or have a possible impact on the company's strategic and confidential information (unavailability period). Termination, non-renewal and retirement

9 Remmuneration model of the Board of Directors, its Committees and the Fiscal Council Effective members receive a fixed The remuneration considers The values that compose the fees portion of the remuneration exclusively the payment of a fixed monthly portion (fees) within the scope of responsibility assigned to each Consulting Committee of the Company. for effective members have value of 10% as reference of the the in the monthly, while alternate members receive the fixed portion of the is the the fixed remuneration, which, remuneration when there average, is attributed to participation in a meeting of Board of Directors, replacing effective member. Statutory Directors. There is no bonus or any variable remuneration Fiscal Council Consulting Committee of the BOD Board of Directors (BOD)

10 The Board of Directors established three Extraordinary Independent Consulting Committees addressing key issues in response to the dam rupture 1 Extraordinary Independent Consulting Committees (Comitê Independente de Assessoramento Extraordinário – CIAE) There is no bonus or any variable remuneration The remuneration considers the payment of a monthly fixed portion (fees) within the scope of responsibility assigned to each Committee. The monthly portion may vary according to the time worked in the month, respecting previously established minimum and maximum values. CIAE1 for Dam Safety CIAE1 for Investigation CIAE1 for Support and Recovery

11 Approval of the proposal of the administration remuneration Budget 2018 Real 2018 Budget 2019 (values in R$, cash scheme) Fees Private Pension Bonus Matching PAV Benefits 20,466,621 4,542,781 30,911,721 9,113,214 9,704,915 1,790,728 14,942,026 20,543,646 4,093,943 31,237,935 9,917,159 9,704,915 2,956,348 10,564,852 21,801,612 4,339,980 25,676,497 4,335,184 4,490,100

12 Reduction of average remuneration of the Executive Directors in 2019 due to the suspension of the Bonus and Matching More weight in the fixed remuneration from 2018 to 2019 due to the suspension of the Bonus and Matching Program 72% of the remuneration of the Executive Directors, expected to be paid in 2019 was variable

13 Maximum, minimum and average remuneration of the Executive Directors Includes non recurring items (in R$ million, cash scheme) Maximum Minimum Average 22.63 5.26 27.68 58.54 7.28 23.84 10.75 3.81 7.68 3 (in R$ million, cash scheme) 2018 2017 2016 Maximum Minimum Average 22.63 5.26 14.84 19.05 7.28 12.43 8.97 3.81 5.23 1 In 2018, the average remuneration is superior to the maximum remuneration, as the sum of the total remuneration, which includes the dismissed executives, is divided by the number of active executives. 2 ln 2017, due to the restructuring of the Company's executive staff, the remuneration of the executives contemplated non recurring events, such as termination commitments and expenses related to cessation of employment and social charges applicable to such expenses. 3 Non recurring events are payments made due to the dismissal of company executives (indemnities, expenses related to the cessation of their jobs and applicable social charges) DOESN'T include non recurring items 2016

VALE

BOARD OF DIRECTOR’S REPORT ON PROPOSAL FOR THE MANAGEMENT REPORT, THE FINANCIAL STATEMENTS AND THE DESTINATION OF EARNINGS FROM THE FISCAL YEAR ENDED DECEMBER 31, 2018 The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the managements’ report, the financial statements, and the Executive Officer Board’s proposal for the destination of profits earned in the fiscal year ended December 31, 2018, is favorable to the submission of such documents to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April 30, 2019. Rio de Janeiro, March 27, 2019. Gueitiro Matsuo Genso Chairman Fernando Jorge Buso Gomes Vice-Chairman Dan Conrado Director Marcel Juviniano Barros Director Denise Pauli Pavarina Director Eduardo Refinetti Guardia Director Toshiya Asahi Director Oscar Augusto de Camargo Filho Director Isabella Saboya de Albuquerque Director Sandra Maria Guerra de Azevedo Director Ney Roberto Ottoni de Brito Director Lucio Azevedo Director

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2018 The Fiscal Council of Vale S.A. (“Vale") in carrying out its legal and statutory duties, having examined Capital Investment and Management Proposal for the destination of earnings for the year ended December 31, 2018, is of the opinion that the proposal is appropriate submitted to the Stockholders’ Annual General Meeting of the Company. to be Rio de Janeiro, March 27th, 2019. Marcelo Amaral Moraes Chairman Eduardo Cesar Pasa Member Marcus Vinícius Severini Member Raphael Manhães Martins Member Daniel Rodrigues Alves Member

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018 The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2018 and based on the opinion of the independent auditors, is of the opinion that the aforementioned information, examined in accordance with applicable corporate legislation, is appropriate to be submitted Stockholders’ Annual General Meeting of the Company. to the Rio de Janeiro, March 23th, 2019. Marcelo Amaral Moraes Chairman Eduardo Cesar Pasa Member Marcus Vinícius Severini Member Raphael Manhães Martins Member Daniel Rodrigues Alves Member

OPINION OF FISCAL COUNCIL ON THE RECOGNITION OF VALE S.A.’S DEFERRED TAX ASSET AS OF DECEMBER 31, 2018 The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, and under the terms of article 4 of CVM Instruction 371 of June 27, 2002, has examined the proposal to recognize the accounting entry for Vale’s deferred tax asset as of December 31, 2018. Based on the study produced by Vale, containing the company’s record of profitability and expected future profitability, it is our opinion that this deferred tax asset has the prospect of being realized in the short to medium term, and consequently, it may be recognized in the financial statements of December 31, 2018. Rio de Janeiro, March 23th, 2019. Marcelo Amaral Moraes Chairman Eduardo Cesar Pasa Member Marcus Vinícius Severini Member Raphael Manhães Martins Member Daniel Rodrigues Alves Member

BY-LAWS OF V A L E S.A.

BY-LAWS CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION Article 1 – Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation. Sole Paragraph – With Vale’s entrance to the special listing segment called the “Novo Mercado” of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado (“Novo Mercado Listing Rules”). Article 2 - The purpose of the company is: I. the exploitation of mineral deposits in Brazil and abroad by means of research, exploitation, extraction, processing,industrialization, transportation, shipment and commerce of mineral assets; II. the building and operation of railways and the exploitation of own or third party rail traffic; III. the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor; IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system; V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts; VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; 2/29

VII.constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose. Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad. Article 4 - The term of duration of the company shall be unlimited. CHAPTER II - CAPITAL AND SHARES Article 5 - Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and seven hundred and eighty-two) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,284,474,770 (five billion, two hundred and eighty-four million, four hundred and seventy four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. § 1 - The shares are common shares and “special”-class preferred shares. Vale cannot issue other preferred shares. § 2 - The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws. § 3 - Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below. § 4 - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § 4 and § 5 of Article 11 below, and in Article 141 of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate. 3/29

§ 5 - Holders of special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria: a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed. § 6 – Special-class preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of Article 5. Article 6 - The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares. § 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up. § 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced. § 3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right. Article 7 - subjects: The special class share shall possess a veto right regarding of the following 4/29

I - change of name of the company; II - change of location of the head office; III - change of the corporate purpose with reference to mineral exploitation; IV - the winding-up of the company; V - the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals; VI - any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws; VII - any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws. CHAPTER III - GENERAL MEETING Article 8 - The Shareholders’ General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors. § 1 - An Extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7. § 2 - The holder of the special-class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given. § 3 - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class. Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary shall be appointed by the Chairman of the Meeting. 5/29

§ 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by another Officer or by a person specially appointed by the Chairman of the Board of Directors. § 2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed. CHAPTER IV - ADMINISTRATION Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company. § 1 - The investiture of the members of the Board of Directors and Executive Board shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 50, in the Minute Book of the Board of Directors or Executive Board, as applicable, as well as in compliance with the applicable legal requirements. § 2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office. § 3 - The positions of Chairman of the Board of Directors and Chief Executive Officer or the Company’s main executive may not be held by the same person. § 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board. § 5 - The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter. 6/29

SECTION I - BOARD OF DIRECTORS Subsection I - Composition Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 12 13 (twelvethirteen) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman. § 1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted. § 2 - From among the 123 (twelvethirtheen) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company. § 3 - Observing the provisions in Article 51 below, of the members of the Board of Directors, at least two (2) or 20% (twenty percent), whichever is greater, shall be independent directors (as defined in the Novo Mercado Listing Rules), and the classification of the nominated members to the Board of the Directors as independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder, when applicable. If the application of the percentage referenced above results in a fractional number of Directors, the result shall be rounded to the next highest whole number, as set forth in the Novo Mercado Listing Rules. § 4 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during the first Meeting of the Board of Directors held after the General Meeting which has elected them, subject to Article 10, § 3. § 5 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors. § 6 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy. 7/29

§ 7 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates. § 8 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election. § 9 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with § 4 and § 5 of Article 141 of Law No. 6,404/76, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote. § 10 - With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under § 4 and § 5 of Article 141 of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board. § 11 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or special-class preferred shares or company employees exercise the right established in § 4 and § 5 of Article 141 of Law No. 6,404/76 and in § 2 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head paragraph of Article 11. Subsection II – Workings 8/29

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together. Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters or at offices of the Company, but, under exceptional circumstances, may be heldatadifferentlocation,beingpermittedtoparticipatebyteleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote. Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members. Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined. Subsection III – Responsibilities Article 14 - The Board of Directors shall be responsible for: I. electing, evaluating and removing, at any time, the Executive Officers of the company, and assigning functions to them; II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board; III. assigning the functions of Investor Relations to an Executive Officer; IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board; V. approving the company's human resources general policies as submitted to it by the Executive Board; VI. establishing the general guidance of the business of the company, its wholly owned subsidiary companies and controlled companies; 9/29

VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board, as well as acting as guardian for execution of the approved strategy; VIII. approving the company's annual and multi-annual budgets, submitted to it by the Executive Board; IX. monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators; X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors; XI. issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board; XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates; XIII. approving the corporate risks and financial policies of the company submitted by the Executive Board; XIV. approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board; XV. calling Shareholders’ General Meetings and approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting; XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Meeting; XVII. selecting, removing and setting the scope of work for external auditors of thecompany, ineachcasebasedontheFiscalCouncil’s 10/29 recommendation, in accordance with section (ii) of § 1 of Article 33 and observing applicable legislation; XVIII. appointing and removing the persons responsible for the governance office, the internal auditing and the Ombud of the company, who shall report directly to the Board of Directors; XIX. approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures; XX. overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company; XXI. acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information; XXII. approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies; XXIII. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise; XXIV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board; XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with. XXVI. establishing criteria for the Executive Board for the provision of guarantees in general and contracting of loans and financing and for the signing of other contracts; 11/29

XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14; XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14; XXIX. approving any reformulation, alteration, or amendment of shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature; XXX. authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties; XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders; XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale; XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and XXXIV. preparing and disclosing a substantiated opinion on any tender offer to purchase the company’s shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale’s shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information 12/29 required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder’s responsibility to make a final decision about such acceptance. § 1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the company participates, directly or indirectly. § 2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board. SECTION II - COMMITTEES Article 15 - The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Personnel and Governance Committee, Governance, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee. § 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article. § 2 - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of Article 10, §4 above. Subsection I – Mission Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions. Subsection II – Composition 13/29

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators. Article 18 - The composition of each committee shall be defined by the Board of Directors. § 1 - The members of the committees shall be appointed by the Board of Directors and may belong to such body, prohibiting participation of Vale’s Executive Officers and with due regard to applicable legal and regulatory provisions. § 2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted. § 3 - During their term of management, members of the committees may be removed from office by the Board of Directors. Subsection III – Workings and Responsibilities Article 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each Committee. § 1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval. § 2 - The committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors. The Board of Directors shall be responsible for determining that the Audit Committee shall exercise, exclusively, the responsibilities set forth in Article 33, §1, (i) to (iv) below. § 3 - SECTION III - EXECUTIVE BOARD Subsection I – Composition Article 20 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers. 14/29

§ 1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove. § 2 - The Executive Officers shall have their individual duties defined by the Board of Directors. § 3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted. Subsection II – Workings Article 21 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows: § 1 - In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer. § 2 - In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term. 15/29

§ 3 - Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer. § 4 - Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer. Article 22 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter. Article 23 - The Executive Board shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote. Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board; Article 24 - The meetings of the Executive Board shall only begin with the presence of the majority of its members. Article 25 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members. § 1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 26, and in respect of the exceptions stated in § 2 below; Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, § 2 - 16/29 considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein. The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), § 1 stated above, in the first Board of Directors meeting which succeed the corresponding decision. § 3 - Subsection III – Responsibilities Article 26 - The Executive Board shall be responsible for: I - approving the creation and elimination of Executive Departments subordinated to each Executive Director; II - preparing and submitting to the Board of Directors the company's general policies on human resources, and executing the approved policies; III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors; IV - preparing and submitting, annually, to the Board of Directors, the company's strategic guidelines and the strategic plan, and executing the approved strategic plan; V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets; VI - planning and steering the company's operations and reporting the company's economic and financial performance to the Board of Directors, and producing reports with specific performance indicators; VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures; VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases; IX - preparing and submitting the company's finance policies to the Board of Directors, and executing the approved policies; 17/29

X - submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral; XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget; XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting; XIII - adhering to and encourage adhesion to the company's code of ethics, established by the Board of Directors; XIV - preparing and submitting to the Board of Directors the company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies; XV - authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XVII - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature; XVIII - authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad; XIX - authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards of the Executive Board established by the Board of Directors; 18/29

XX - establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors; XXI - establishing, based on the limits fixed for the Board of Directors for the Executive Board, the limits throughout the whole of the company's administrative organization hierarchy. § 1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company approved by the Board of Directors, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments. § 2 - The Executive Board shall nominate, for decision by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the company participates directly or indirectly. Article 27 - The responsibilities of the Chief Executive Officer are to: I - take the chair at meetings of the Executive Board; II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting; coordinate and supervise the activities of the business areas and units that are directly subordinated to him; select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal; III - IV - V - coordinate the decision-making process of the Executive Board, as provided for in Article 25 of Subsection II – Workings; VI - nominate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 21 of Subsection II – Workings; 19/29

VII - keep the Board of Directors informed about the activities of the company; VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet. Article 28 - The Executive Officers are to: I - organize the services for which they are responsible; II - participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination; III - comply with and ensure compliance with the policy and general guidance of the company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities; IV - contract the services described in § 2 of Article 33, in compliance with determinations of the Fiscal Council. Article 29 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer. § 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney. § 2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board. § 3 - In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws. 20/29

§ 4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article. CHAPTER V - FISCAL COUNCIL Article 30 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. Sole Paragraph – The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 50, as well as to meeting the applicable legal requirements. Article 31 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted. Article 32 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates. Article 33 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members; § 1 - The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law No. 6.404/76, the following, with due regard for the provisions of Article 19, § 3 of the By-Laws: (i) to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants; (ii) to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company; (iii) to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company; 21/29

(iv) to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company. § 2 - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in § 8 of Article 163 of Law No. 6.404/76. § 3 - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Shareholders’ General Meeting is held, their analysis of the management report and the financial statements. CHAPTER VI - COMPANY PERSONNEL Article 34 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation. CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS Article 35 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared. Article 36 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company. 22/29

Article 37 - The proposal for distribution of profit shall include the following reserves: I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force; II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital. Article 38 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends. Article 39 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet. Article 40 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 36 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the company. CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO Article 41 - The direct or indirect Sale of Control of the company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition that the Purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the company and owned by the other common shareholders of the company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder. Article 42 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings: 23/29

“Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock. “Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM. Article 43 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and B3 regulations and the terms of this article. § 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA. § 2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of: (i) the Economic Value determined in an appraisal report; 24/29

(ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and (iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest. § 3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations. § 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation. § 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 43. § 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Article 41 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article. § 7 - Until November 9th, 2020, the provisions set forth in this Article shall not apply: (i) to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company on the date that the deliberations approved at the Extraordinary Shareholders’ General Meeting held on July 27th, 2017 became effective (“Base Date”) and which, on the Base Date, were holders of at least 25% (twenty-five percent) of the total 25/29 common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”); (ii) to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement; (iii) to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation. § 8 - The provisions of this Article 43 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies. § 9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article. § 10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation. Article 44 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the “Defaulting Shareholder”), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM: (i) the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and 26/29

(ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer. Article 45 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 43. Article 46 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 43. Article 47 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules. Article 48 - Vale’s exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules. Article 49 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements: (i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76; (ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares. § 1 - For the purposes of this Article 49, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration. 27/29

§ 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the general shareholders’ meeting, under the Novo Mercado Listing Rules. CHAPTER IX — ARBITRATION Article 50 - The company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado. CHAPTER X - TRANSITIONAL PROVISIONS Article 51 - In line with the provisions in Article 68, Sole Paragraph, I, (b) of the Novo Mercado Listing Rules, the Company undertakes to adjust the composition of its Board of Directors, with respect to the minimum number of independent members set forth in Article 11, §3 of these By-Laws, by the Ordinary Shareholders’ General Meeting that votes on the financial statements related to the 2020 fiscal year, observing the maximum legal term. Sole Paragraph - Until the adjustment referred to in the head paragraph of this article is made, the Board of Directors shall be comprised of, at least, 20% (twenty percent) independent members, and, if the application of this percentage results in a fractional number of directors, the result shall be rounded to: (i) the next highest whole number, when the fraction is equal to or greater than 0.5; or (ii) the next lowest whole number, when the fraction is lower than 0.5. 28/29

CHAPTER XI - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS Article 52 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates. 29/29

EXHIBIT VIII

NOTICE TO SHAREHOLDERS ANNUAL GENERAL MEETING APPOINTMENT OF CANDIDATES TO THE BOARD OF DIRECTORS AND FISCAL COUNCIL BY MINORITY SHAREHOLDERS VALE S.A. (“Vale” or “Company”) informs that it received from Geração Futuro L. Par. Fundo de investimento em Ações and others, from Vic Distribuidora de Títulos e Valores Mobiliários S.A. and from Mr. Victor Adler, acting as minority shareholders of Vale, the appointment of Mr.: i) MARCELO GASPARINO DA SILVA and PATRICIA GRACINDO MARQUES DE ASSIS, as respectively, candidates for Effective Member and Alternate Member of the Board of Directors of Vale, to run with all other candidates, whether public or not, who will be appointed at the Company's Annual Shareholders' Meeting to be held on April 30th, 2019, under the terms of the legislation in force. ii) RAPHAEL MANHÃES MARTINS and GASPAR CARREIRA JUNIOR, as respectively, candidates for Effective Member and Alternate Member of the Fiscal Council of Vale, to separately run for the election, by the holders of common shares issued by Vale, at the Annual General Meeting to be held on April 30th, 2019, under the terms of the legislation in force. Documents in English pertaining to the clearance statement, curriculum and information provided for in items 12.5 to 12.10 of the Reference Form, are still pending to be provided to Vale by the minority shareholders.

ANNEX I Regular member by the ONs - RAPHAEL MANÃES MARTINS, is a (i) lawyer, enrolled with the Brazilian Bar Association (section of Rio de Janeiro) and partner of the law firm Faoro & Fucci (since 2010), (ii) Regular member of the Board of Directors of Eternit S.A. (since 2015), Regular member of the Audit Committee of Vale (since 2015), of Light S.A. (since 2014), of Fibria Celulose S.A. (2016/2017) and of Embratel Participações S.A. (in 2014). He was a professor at the Federal University of the State of Rio de Janeiro (in 2010) and at the State University of Rio de Janeiro (from 2007 to 2009). Deputy member by the ONs - BERNARDO ZITO PORTO, is a (i) lawyer, professor at the University of Missouri-Kansas City School of Law. He acted as an associate to the law firm Faoro & Fucci. Master of law by the University of Michigan. Enrolled with the Brazilian Bar Association, Section of Rio de Janeiro. Regular member by the PNs - ROBERT JUENEMANN, is a (i) mediator lawyer certified by the CEDR (UK), member of the Legal Commission and Cooperatives Commission, as well as director of the IBGC - Brazilian Institute of Corporate Governance. He is well experienced in the implementation of corporate governance in both publicly-held and closely-held companies. (ii) member of the audit committee of Eletrobrás and Eternit. He was a member of the audit committee of Celesc and is currently a member of the GGC - Corporate Governance Group. Deputy member by the PNs - GASPAR CARREIRA JUNIOR, is (i) related to the OI group (Telemar, Oi, BrT) since June 1999 to the present date. (ii) is a member of the audit committee (since 2013) and administrative-financial services officer (since 2009)

CURRICULUM March,2019 PERSONAL DATA Name: Parents: Marital sta tus: Date of Birth: Aclr css: Phone: E-mail: Marcelo Gasparino da Silva Joao Gasparino da Silva e Aida Maria Kindermann da Silva Married since 1998 February 13, 1971, in Florian6polisiSC Rua Esteves Junior,605, apto. 1411-Centro-FpolisiSC Brazil 55(48)32120415{48)32061835-{48)999620015{21)967839891 marcelogasparinodasilva@gmail.com MINICURRICULAR Chairman of the Board of Directors and member of the Board of Directors and Conselho Fiscal, coordinator and member of committees of finance, auditing, risks, legal, compliance, ethics and related parties in publicly-held companies. Lawyer Specialist in Corporate Tax Administration by ESAG. He is Chairman of the Board of Directors of ETERNIT (2017-2019), Board Member of CEMIG (2016-2019), CELESC {2018-2020), and KEPLER WEBER (2017-2019), and member of the Conselho Fiscal of.BRASKEM {2018-2019). He was Chairman of the Board of Directors of Usiminas (2015-2016) and member of the Board of Directors of Celesc {2011-2014), Bradespar {2015-2016), Eletrobras {2012-2014 and 2016), Tecnisa {2012-2014), Battistella (2016-2017), Vale {2016-2017) and Eletropaulo (2016-2018), in addition to Usiminas itself {2012-2016). He was Member of the Conselho Fiscal of AES Eletropaulo {2012-2013), AES Tiete (2013-2014), Bradespar (2014-2015), Eletrobras (2014-2015) and Petrobras {2017-2018). He is member of CEMIG's Strategy and Finance Committee (2018-2019) and CELESC's Finance,(2017-2018). He was Coordinator of Celesc's Legal and Audit Committee (2012-2014, of the Legal and Compliance Committee of ETERNIT (2015-2017), Eletrobras Audit Committee (2013-2014 and 2016) and), Coordinator of the Related Party Committee and member of Eletropaulo's Audit Committee (2017-2018), and member of CEMIG's Finance, Audit and Risk Committee {2017-2018). He began his executive career as Legal and InstitutionalOficer of CELESC {2007-2009). Participates in the CEO Program FGV 2016 {IBE I FGV I IDE). He attended the Executive Program on Mergers and Acquisitions at the London Business School and from specific courses in the financial and strategic areas at the IOD - Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter,Certified Board Member and composes the IBGC Bank for Board of Directors. He is a member of the AMEC Technical Committee and of the IBGC Legal and Societies of Mixed Economy Committees. He is professor of the discipline Board of Directors on the course of Corporate Governance at the Government School Foundation-ENA,in Santa Catarina,Brazil.

With solid training in Corporate Governance and experience in boards of directors and Audit Committees, he contributed to the IBGC and to AMEC in the construction of the Brazilian Corporate Governance Code - "CBGC" and from its launch he inserted it as a working tool in all companies which is operating, the "APPLY OR EXPLAIN" model, a system that recognizes the practice of corporate governance is a journey and should not translate into a rigid model of regulation applicable equally to all companies.

With passages in companies of the sectors of generation, transmission and distribution of energy, oil and gas, natural gas distribution, petrochemical, mining, steel and steel transformation, port, ferrovias, base industry, armazenagem, real state, building materials and finishes, vehicle distribution, agribusiness and holding company acquired knowledge in industry, commerce and services, skills that allow constructive contribution in the most diverse matters and strategies that are dealt with in the boards that participate, such as turnaroud, capital structure, merger & acquisitions, sale of non core assets, restructuring financial crisis of companies in crisis, succession of executives, among others.

Participated in the deep process of awareness of the importance of the presence of independent members elected by minority shareholders occurred in the last 8 years. The failures of corporate governance that prevailed in state-controlled companies, coupled with the corruption problems that have spread in Petrobras and Eletrobras, and which in the last two years have been adequately addressed and curtailed, among others, have negatively affected the Brazilian capital market, and rethinking current governance rules and creating much stricter rules and much more severe punishments.

Attentive to the process of continuous education participates annually in the main events of Corporate Governance and Capital Markets in Brazil. In March 2018 he attended the IIC Spring Conference organized by the Council of Institutional Investors, Whashington/USA, and spoke to The Emerging Markets Investors Alliance on the topic Corporate Governance in Brazil: the Push for reform, in New York/USA.

Marcelo is Chairman of the Board of Directors of ETERNIT (New Market-NM), Board Member of CEMIG (Level 1), KEPLER WEBER (Level 1) and CELESC (Level 2) and member of the *Conselho Fiscal* of BRASKEM (Level 1).

He was Chairman of the Board of Directors of Usiminas, a member of the boards of directors of Bradespar, Celesc, Eletrobras, Eletropaulo, Tecnisa and Vale. He was *Conselho Fiscal* Member of AES Eletropaulo, AES Tietê, Bradespar, Eletrobras and Petrobras.

PROFESSIONAL QUALIFICATION

CEO PROGRAM FGV 2016/2017
(IBE/FGV/IDE)
Certified Board of Directors.
Brazilian Institute of Corparate Governance - IBGC
Component of the Bank of Directors and Community - CCI
IBGC
MBA in Auditing, Controllership and Finance (atending)
Getulio Vargas Foundation - FGV
Specialization in Corporate Tax Administration
ÚNICA/ESAG
Law Graduation
Federal University of Santa Catarina – UFSC

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PROFISSIONAL EXPERIENCE

MANDATES IN PROGRESS

ETERNIT – Chairman – 2017-2019
Independent member of the Board of Directors – 2014/2019

- Eternit S.A. is a Corporation, an integrated industry and leader in the production of chrysotile mineral coatings and chrysotile mineral extraction. It faced the defenses of the crisis of the Brazilian economy that arrived at critical levels in 2016, generating a strong retraction of its businesses. As Chairman of the Audit, Risks, Legal and Compliance Committee, he took on the responsibility of following the negotiations with the Public Prosecutor's Office in order to find a continuity solution for the extraction of the chrysotile mineral and a transition process of production with Chrysotile fiber for production with alternative fiber. In this sense, the Company has already built a factory for alternative fibers produced with polypropylene. The recent Federal Supreme Court (STF) ruling that ordered the immediate banning of the use of the mineral, which took not only the Company's Management but the market of great surprise, disrupting conciliation negotiations before the Superior Labor Court - TST, the Ministry of Mines and Energy - MME and the Public Ministry of Labor - MTE, and practically unfeasible the transitional litigation within a term of up to 10 years in 100% of production with chrysotile asbestos fiber for the production with alternative fiber. The subsidiaries Tégula and Comanhia Sulamericana de Cerâmica - CSA are complementary operations and are undergoing a review process by the Board. The Board plays constant follow-up to the board and initiated in 2016 renewal process, initiated by the choice of a new CEO who performed a complete turn around in the Company, trocando toda a diretoria em um ano.
  Os desafios impostos pela proibição levaram a Companhia e requer a proteção do processo de Recuperação Judicial em março de 2018 para evitar a quebra de *Covenants* e o vencimento antecipado das dívidas financeiras. A Assembleia Geral de Credores foi marcada para 13/03/19 quando se espera aprovar o Plano de Recuperação Judicial. The goal is to prepare the company for a new development cycle, leveraging the know-how of current executives in strategic positions.

CEMIG – Independent member of the Board of Directors – 2016-2019

- Centrais Energéticas de Minas Gerais SA - CEMIG is the largest integrated energy company in Brazil, a group of more than 200 specific purpose companies, with operations in several Brazilian states, Controlling Cemig Distribution and Cemig Generation and Transmission, integrating the TAESA and LIGHT Control Group. It serves more than 10 million consumers, has a generator park made up of 75 hydroelectric plants, 27 wind, 2 thermal and 1 solar. It totals 4.1 GW of installed capacity and 9,5 thousand kilometres of transmission lines.
  Elected by a long-term shareholder holding 10% of the Company's capital stock and whose objective is to actively participate in the Company's restructuring and recovery process, it has been combative in its quest to improve Corporate Governance practices, which had not yet been possible given the low commitment of the former members of the Board of Directors to the Agenda. With the departure of AGC from the Company's capital and the consequent election of four new members, a process that occurred with deep involvement of the Board member and the shareholder Banco Clássico, a new composition was reached with 3 independent members, experts in the electric sector and with Agenda of the Corporate Covernance in the first place.
  He actively participates in the Finance, Audit and Corporate Risks Committee that accompanied the process of renewing U$ 2.5 billion of the Company's corporate debt. The new State Law will be welcomed and accelerate Cemig's recovery process, which will include the sale of its stake in Light and Renova, and the three independent members on the Board nominated by the FIA Dynamics Energy / Banco Clássico will play a key role.
  Previous experiences in the Celesc and Eletrobras state companies have given the Board member a significant differential in order to highlight the problems that are recurring in this type of company in

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which the State is the controlling shareholder, and now knower of Cemig's modus operandi hopes to tackle the main problems that have led to Company, its subsidiaries and subsidiaries to have much lower numbers than their competing peers, with the purpose of recovering the Company's credibility, profitability and market value.

KEPLER WEBER – Independent member of the Board of Directors – 2016-2017

- The Company is a Corporation focused on metal-mechanic sector, with leading global position in the supply of grain storage systems and continuously seeking the forefront in all its segments, with the main objective to be the best in development solutions for their audiences.
  With factories in Rio Grande do Sul and Mato Grosso do Sul, it operates in the agribusiness sector, in the post-harvest stage of the grain production chain. It manufactures equipment for the storage, processing and handling of bulk, being specialized in the development of complete storage solutions for its clients. Its product portfolio consists of metal silos, horizontal and vertical conveyors, dryers and grain cleaning machines.
  Trading companies, cooperatives, food processing / industrialization industries, as well as medium and large grain producers, form Kepler Weber's customer portfolio, for which tailor-made turnkey projects are developed.
  It has been in the market for more than 85 years and has been exporting and leading the industry for more than 40 years in South America. Its agile and integrated structure aims to contribute to the final result of its customers and also to the maximum profitability of its customers. shareholders.
  Brazil is among the world's largest agribusiness powers, with annual grain output exceeding 150 million tons, of which more than 90 million go through a Kepler Weber solution.
  The focus will be the Company's Management's improving and setting new goals aimed at organic growth, recovery of profit margins that were pressured by the sharp rise in steel prices in Brazil, its main raw material, aiming to capture all the possibilities the new cycle of development of the Brazilian Agribusiness will provide.

BRASKEM – *Conselho Fiscal* member – 2018-2019

- Braskem is the largest
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MANDATES CONCLUDED

USIMINAS – Chairman of de Board of Directors – 2015-2016
Independent member of the Board of Directors – 2012-2016

- Usinas Siderúrgicas de Minas Gerais S.A. Usiminas is an integrated company in the production of flat steel and the transformation and distribution of steel through its subsidiaries Mineração Usiminas - MUSA, Soluções Usiminas - SU and Usiminas Mecânica - USIMEC. With the entry of the Techint Group into the control block, preferred shareholders led by a shareholder holding 6% of the class joined to elect, for the first time, a member on the Board of Directors. The new executives sought to implement a new management format but there was a cultural conflict and this demanded a lot from the two independent members on issues involving operations between related parties, since the NSC Group was already a solution provider and the TT Group started to propose several Inter-company operations, some of high inquiry. Since his inauguration, he has included in the agenda of the Board the focus on core business and an agenda of non-strategic business divestitures such as Usiminas Automotiva, Usimec and even Musa. The first operation came to fruition with the sale of Automotiva, but an attempt of operation between parties related to Usimec added to a corporate crisis caused by a problem of compliance with the executives indicated by the TT Group triggered the dismissal of the main executive and beginning of the greater Brazilian corporate conflict. And at this moment the presence of independent members was vital to avoid paralysis of the Company and even the practice of illegalities.

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As the Control Group prevented its participation in the Audit Committee from issues related to the 2013 financial statements were not approved by the then Board Member. As the divergences remained in 2014,in addition to voting against the financial statements,the independent member voted against the extension of the service contract of the independent external audit firm,which at the time generated a lot of controversy but proved to be a wise decision. Of the members of the ControlGroup filed a lawsuit to annul the approvals approved at the AGOs of 2013 and 2014. As a result of a deadlock within the ControlGroup was elected Chairman of the Board of Directors at Extraordinary General Meeting held on 041612016 defeating two candidates and initiating a process that sought to pacify the conflicting shareholders and support management in the face of the significant reduction in steelconsumption in 2014 and intensified in 2015 and led the Company to a serious financialstress,Resulting in the adoption of several extreme measures such as the stoppage of the primary activities of the Cubatao Plant. As a result of Chairman's announcements initiated in August 2015, the Board of Directors began renegotiating with financial institutions in order to reflect the financial debt,which resulted in Standstill signed on 03113116, followed by capitalization of R$ 1.05 billion at a time when The Company had only R$ 200 million in cash, an operation that only materialized thanks to the involvement of the two independent members of the Board of Directors,Mauro Cunha and Marcelo Gasparino,who improved the proposalof the NSSMC Group from R $ 4.30 to R$ 5,00 the value of the new shares to be issued and reducing the risk of dilution of minority shareholders. Again the time showed that the decisions taken by the then Chairman were correct,since Usiminas was in a process of burning R $ 200 million cash I month and after all the measures approved in the Board until April 2016 the Company maintained the same level Of cash,around R $ 1billion,throughout the year 2016. The results of 2017 showed that the paths chosen by the then Chairman of the Board of Directors in 2016 were agreed and the company's shares recovered their market value,mainly with the recovery of steel prices,propitiating the resumption of the Brazilian steel industry. 2018 began with the good news that shareholders Ternium and Nippon Steel have reached an agreement and will close all existing litigation, which could provide a new virtuous period for the Company. This is a case where history proves that the presence of independent members is relevant in every publicly traded company, and fundamental for minority shareholders in the defense and preservation of the best interest for the Company and not for its controlling shareholders. Eletropaulo -Independent member of the Board of Directors-2016-2018 •Eletropaulo Metropolitana SA AES Eletropaulo composes the AES Brasil Group and is a concessionaire of electric energy distribution services for greater Sao Paulo,with more than 7 million customers and commercializing 43 GWh in 2016 is the largest electric power distributor in the Americas distributed energy.Elected by a shareholder holding10% of the preferred shares,the Board is focused on improving and implementing the best corporate governance practices and strict corporate debt control. Having been a member of the Board of Directors of Eletrobras, he followed the judicial agreement that the Company has sought in the Eletrobras I CTEEP case,given its high relevance and high impact risk to the Company. In 2016, it disagreed over the transformation of common and preferred shares to defend exactly the opposite,that the Company that is already in Level 2 of BM&FBovespa should seek to unify its shares,moving towards the Novo Mercado ("CBGC" 1.1. 1).1t also proposed the creation of the Audit Committee,Finance and Corporate Risks ("CBGC" 4.1),subject to deliberation in the first quarter of 2017. With the installation of the Related Party Committee for being one of the two independent members and was appointed its president, the said structure that will give its opinion on operations with potentialrisk of conflict of interest ("CBGC" 5.2). He actively participated in the entire process of preparing the Company for the migration to the Novo Mercado - NM with the segregation of activities, management and managerial positions, review of contracts involving AES Corp and its subsidiaries (related parties) the migration approved on 09112117 EGM was carried out in the shortest possible time,since the Company will no longer have a controlling shareholder in 2017. Em 2018 participou ativamente da Oferta Publica de A oes que acabou resultando na venda do controle da Companhia para o Grupo ENEL. 5

BRADESPAR - Independent member of the Board of Directors – 2015-2016
Supervisory Board in Audit Committee – 2014-2015

- Bradespar is a holding company that participates in the Control Group of VALE and with representatives in the Board of Directors and in the committees of the subsidiary. The shareholder Geração Futuro L Par holds 6% of the Company's preferred shares and elected in 2015, for the first time, an independent member of the Board of Directors. The experience was very valuable to the Board member who participated in the strategies discussed by one of the controllers of the largest iron ore producer, as well as resulting in the intention of the minority shareholder to elect an Officer at Vale.

CELESC – Independent member of the Board of Directors – 2011-2014

- Centrais Eletricas de Santa Catarina S.A. s a state mixed-capital company that controls Celesc Distribuição S.A, a power distribution concessionaire for the State of Santa Catarina, Celesc Geração S.A, which owns small hydroelectric plants - PCHs, and SC Gas, a public service concessionaire for gas distribution Natural for the State of SC. As an independent member, he played a fundamental role as Coordinator of the Legal and Audit Committee in the review of the Bylaws in 2011 and in the investigation of complaints in contracts that resulted in several corrective measures, as well as in the denunciation of the administrators involved in order to recover the damages caused.

ELETROBRAS – Independent member of the Board of Directors – 2012-2014 e 2016
Alternate Supervisory Board in Audit Committee 2014-2015

- Centrais Eletricas Brasileiras S.A. is the largest energy company in Latin America, and a state-owned company that has been involved in major Lava Jato scandals. When the Federal Government issued the Provisional Measure - MP 579/2012, the Director elected by minority shareholders do not participated in the vote that would approve the membership and resigned, leaving the minority orphans, without a voice that could present and mainly record arguments that would show how harmful the adhesion of the Company to the early renewal of the concessions would be. Minority shareholders led by the Capital Market Investors Association (AMEC) elected and appointed the Director as a candidate at the Extraordinary General Meeting held on 12/03/2012, the same one where the Company's shareholders approval was also approved under the rules of MP 579/2012. Being elected, he began analyzing and questioning several businesses that were disadvantaged, in addition to proposing measures to improve management and Corporate Governance of Eletrobras. The objective of installing the advisory committees to the Board was raised to the Coordinator of the Audit Committee, Corporate and Legal Risks, where he began to review the most critical processes, such as the passive billionaire related to the so-called Compulsory Loan, to the purchasing processes and the Strict compliance with the legislation and regulations that affected Eletrobras, its subsidiaries and specific purpose companhies. This has caused much discomfort within the Board of Oficers. The Letter sent to the representative of the Controlling Shareholder one year after the election, added to the votes against the financial statements of 2012 and 2013 generated a reaction of the Board of Directors and a change of position at the AGM of 2014 prevented the re-election of the Board Member. In 2016 the shareholders Geração Futuro L Par / Banco Clássico and Fundo Jaburá were invited to return to the Board, which occurred through the Multiple Vote process for the first time in the Company's history. In two months of performance and again elected Coordinator of the Audit Committee, Corporate and Legal Risks led the Working Group constituted for the revision of the Company's Bylaws and the subsidiaries Furnas, Chesf, Eletronorte and Eletrosul to comply with the requirements of the new State Law, Approving draft to be submitted to the MME in the RCA of 07/15/2016.

TECNISA – Independent member of the Board of Directors – 2012-2014

- Tecnisa S.A. is one of the largest construction companies in Brazil, opened the capital of 2006 and began to face the difficulties of the economic downturn from 2012. The Board member was propositive in the two years so that the Company re-adjusted its costs to the new reality that was presented. However, management was slow to take the necessary actions and was not prepared for the serious real estate crisis that settled in 2014.

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BATTISTELLA – Independent member of the Board of Directors – 2016-2017

- Battistella S.A. Operates in the port logistics, heavy vehicles and forestry business, having been the largest Scania operation outside of Sweden, and currently serves the State of Paraná in this proceeding. The Port of Itapoá is a private mixed-use terminal for the handling of containers, capable of receiving large ships, up to 9,800 TEUs. The forestry activity serves several markets in the Americas, Europe and Asia. Invited by minority shareholders holding 5% of the capital stock to compose the Board of Directors to highlight short-term financial challenges in the face of high leverage led a series of proposals that culminated in the Company's capitalization of R $ 100 million In December 2016, equating a financial debt of equivalent amount and a relevant tax liability, enabling a recovery of the capacity to pay and return to a sustainability situation.

VALE – Alternate Independent member of the Board of Directors – 2016-2017

Vale is one of the world's largest miners, a leader in the production of iron ore, pellets and nickel, and is present in 30 countries. The Brazilian shareholders are increasingly interested in closely monitoring the performance of their investees and the shareholder Geração Futuro L Par, holder of a direct position in the company's capital and indirect through Bradespar, decided to support the Company's Management in the face of the extreme reduction of Price of iron ore in 2015 and the tragedy of Mariana. Vale has spent the last five years on the largest investment program in its history and the start of production of the S11D mine in 2016 will provide a new cycle of growth and consolidation in the market. The resumption of operations of the Samarco joint venture will also be instrumental in overcoming this difficult episode in the history of Brazilian mining.

The call of the Company to the Extraordinary General Meeting held on October 18, 2017 made possible the presence of two independent members on the Board of Directors, a goal pursued by minority shareholders with controlling shareholders since 2016, and a victory for all Company shareholders and one a great opportunity for the Company's management to collaborate towards more equity, transparency, compliance and results, and a chapter of the Director's career that deserves registration. Specifically in relation to Vale, the experiences of the Director in Vale itself, Usiminas, Bradespar in the Presidency of the Eternit Board that controls Sama Minerações Reunidas SA, which faces restrictions on the commercialization of the Chrysotile Asbestos ore in Brazil, were decisive in defending the candidacy of a Board member who already knows the Company's business and that the arrival to the Board in the middle of a mandate already in progress was not prejudiced by the necessary learning period that the new Board member needs to know the Company. At the Extraordinary General Meeting held in October 2017 it received 490 million votes, corresponding to almost 10% of the company's share capital and 39% of the votes of that election, which ended up in second place but obtained market recognition for the significant support received.

PETROBRAS – Alternate *Conselho Fiscal* member – 2017-2018

- Petrobras is the largest Brazilian publicly traded company and operates in an integrated and specialized manner in the areas of oil, natural gas and energy, being present in the exploration and production, refining, marketing, transportation, petrochemicals, derivatives distribution, natural gas , electricity, gas-chemistry and biofuels, present in 19 countries and with 70 thousand employees.

  Its 2018-2022 Business and Management Plan is based on the two main top-level metrics, one for security and another for financial, as already defined in "PNG 2017-2021" and that continue to guide the company's strategic actions. The safety metric was anticipated in two years: the limit of the Recordable Accidents Rate per million man-hours (TAR) was reduced from 1.4 to 1.0 in 2018 and the financial leverage goal was maintained: net debt / Adjusted EBITDA of 2.5 in 2018.

  The shareholder Dynamics Energy Investment Fund/Banco Clássico is the largest Brazilian shareholder, excluding pension funds, and together with the Board Member, has been following the work developed by the members of the Board of Directors and the Fiscal Council elected by minority shareholders since 2016.

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AES TIETE - Supervisory Board i n Audit Committee-2013-2014 •AES Tiete has hydroelectric plants in the State of Sao Paulo, is part of the AES Brasil Group,supplied to Eletropaulo and commercialized energy in the free market. Institutional Consultant of the lnnovare Award - Period: June 2004 - current (13 years,the oldest external consultant) •Idealized by Funda ao Getulio Vargas-FGV with fundamentalsupport from VALE. Function: Consultant for SantaCatarina of the lnnovare Prize-The Judiciaryof the 21stCentury - (http:llwww.premioinnovare.com.brl) organized by the following institutions: Ministry of Justice, which participates through the Secretariat for Judicial Reform, Association of Brazilian Magistrates - AMB, National Association of Members of the Public Prosecution Service - CONAMP, National Association of Pubilc Defenders - ANADEP, Association of Federal Judges-AJUFE, National Association of Attorneys of the Republic-ANPR and Brazilian Bar Association. UNISUL-University Professor from 2000 to 2002 •He taught subjects of tax and finance law. MINISTRATED I DIRECTED LECTURES • • FGV C-LeveI - ... -Sao Paulo 2019 Corporate Governance in Brazil: the Push for reform -The Emerging Markets Investors Alliance - New York 2018. The importance of the Independent Director of Open Capital Companies-IBGCIChapter Santa Catarina 2018 Corporate Governance and its importance in small and public companies-FACISCIACIVALE 2017 Whorkshop Assemblies Season-AMEC 2017 The moorings of the vote of the Board Member to the Shareholders' Agreement - Capital Aberto Magazine 2017 Linking of the Voting to the Shareholders' Agreement of the Board Member - IBGC Chapter Rio de Janeiro 2016 Corporate Governance in times of crisis-LIDE I SC 2015 Corporate Governance i n retail - EXPOSUPER-ACATS I IBGC Chapter SC, 2014 building effec tive board of directors-IBGC Chapter SCI FIESC, 2013 Corporate Governance and succession in family business-LIDE SCI IBGC Chapter SC,2013 ARE YOU PREPARED TO PASS THE BAT? The PANEX case. ACIJS I IBGC Chapter SC, 2012. Corporate Governance-Principles and Practices. South Chapter IBGC I FIESC, 2011. ENERGY TAX BRASIL FORUM BRAZIL. National Forum on Energy Taxation - IQPC. TOPIC: Energy chain and large consumption, 2010 • • • • • • • • • • • • COURSES AND SEMINARIES •27th Annual Citi Latin America Conference •Cll Spring Conference - The voice of Corporate Governance. Council of Institutional Investors, Whashingtonl2018. Participara em 2019. 8

- 19th Intertational Corporate Governance Congress. IBGC 2018 (participates since 2011)
- AMEC Investor Fórum 2018 (participates since 2013)
- 19th BOD Encouters PREVI, 2018 (participates since 2011)
- 6th Meeting of Board Members. IBGC, 2018 (participates since 2013)
- Workshop of Fiscal Counselors. PREVI, 2013.
- International Conference - Technical Workshop Australian Institute of Company Directors / AICD - IBGC 2013
- ICGN - Annual Conference. Rio de Janeiro, 2012
- Advanced Course for Board Member. IBGC 2010
- Mergers and Acquisitions Progam. LONDON BUSINESS SCHOOL 2009

9

PATRICIA BENTES

patriciabentes65@gmail.com
Skype: Pbentes68
Ph/Whatsapp: +55 (21) 97227-6888

- Wide experience in Business Management
- Independent Management Board Member at distinctive Brazilian Publicly Traded Corporations
- In-Depth Knowledge of the Brazilian Renewable Energy Sector: hydro, solar, wind and biomass
- Long track-record in Private Equity Investments, Corporate Credit and Asset Backed transactions/ABS (MSCs and MTNs in the USA and FIDCs, FIIs, CRIs and CRAs in Brazil)
- Extensive network of business relationships in Brazil: Governmental and non-governmental entities and Corporations
- In-country working experience: USA, Brazil, Argentina, Chile, Venezuela and Mexico

WORK EXPERIENCE

MANAGEMENT BOARDS

- **CEMIG**
  Belo Horizonte, October 2016 - Current
  Brazilian Company traded at the NYSE and BOVESPA
  Third Largest Energy Generation and the Largest Energy Distribution and Transmission Group in Brazil
  FULL INDEPENDENT BOARD MEMBER appointed by BNDES, Brazilian Development Bank
  MEMBER OF STRATEGIC, FINANCE, RISK AND AUDIT BOARD COMMITTEES

- **RENOVA**
  São Paulo, January 2017 – April 2018
  Brazilian Company traded at BOVESPA
  Power Generation Projects from Renewable Sources mainly Wind and Solar
  FULL INDEPENDENT BOARD MEMBER appointed by BNDES, Brazilian Development Bank

- **LIGHT**
  Rio de Janeiro, April 2017 – April 2018Brazilian Company traded at BOVESPA
  Brazil's fourth Largest Energy Distributor in Brazil
  ALTERNATE MEMBER appointed by CEMIG

Selected Board Activities: Guided senior management and approved operational and strategic decisions, including the sale of interests in publicly traded companies (Light, Taesa etc.), sale of assets (Alto Sertão II, RENOVA Wind Farm and TerraForm shares), mandates of Public debt offerings and shares in Brazil and abroad, voting orientation in controlled companies, capital increases, budget and strategic plans, monitoring of performance indicators, purchase and sale of long-term contracts of energy, operational agreements with energy grid operators, consortiums in wind, hydroelectric, thermoelectric and gas projects, participation in energy auctions for sale and termination of energy contracts.

ESTATICE
Rio de Janeiro and São Paulo, March/11 – Current

Advisory, Corporate Finance and Business Development projects, e.g.

- World Bank study on Private financing options for replacing public street lighting in Rio de Janeiro with LED technology
- Interim Management: As Vice-President and Executive Director of **BANCO BRACCE**, structured and managed the Corporate & Investment Banking unit, developed and executed channel and distribution strategies, developed and implemented processes for customer acquisition, activation, penetration and retention, defined credit and compliance guidelines and processes, implemented suitable committees and was directly involved in the structuring and execution of Debt Capital Market transactions. Accumulated the position of Human Resources Director and developed and managed recruitment plans, defined and implemented internal controls, proposed and approved fixed and variable compensation plans, developed jobs description and salary grids, proposed and implemented mission, vision and values statements, codes of conduct and in-house cultural training.

HAMPTON SOLFISE

São Paulo and Rio de Janeiro, January/02 – March/11

Founded Hampton Solfise in 2002 and managed the firm for nine years. Implemented marketing plans, structured and executed many Debt Capital Market transactions and performed several consulting jobs e.g.

- Structuring of FIDC FMAX, a BRL 100 million Consumer Loan Securitization. The very first securitization in the Brazil structured via FIDC. Client: **BANCO INDUSVAL/BANCO MÁXIMA**, Brazil
- The first Receivables investment Fund (FIDC) securitization backed by a combination of consumer credit, personal credit and credit card receivables in the amount of BRL1 billion. Client: **ITAU/UNIBANCO**, Brazil
- The first Receivables investment Fund (FIDC) securitization backed by Receivables Future Flow in the amount BRL 50 Million. Client: **CANGURU EMBALAGENS**, Brazil
- USD 50 Million financing via Single Obligor Receivables Lease Securitization. Client: **CSI Leasing Inc.**, Brazil
- USD 50 million financing via future flow securitization of receivables arising from the distribution of Natural Gas. Client: **PETROBRAS Distribuidora**, Brazil
- USD 100 Million supply chain finance via Single Obligor Receivables Securitization. Client: **VALE**, Brazil
- USD 100 Million supply chain finance via Single Obligor Receivables Securitization. Client: **PETROBRAS**, Brazil
- USD 50 Million ECA Financing for the construction of a 400MW Combined Cycle Power Plant in Uruguay. Client: **MAIRE** Engineering
- USD 50 Million financing via securitization of electric bills. Client: **ELEKTRO (Iberdrola Group)**, one of the largest energy distribution Co. in Brazil.
- USD 60 Million financing via securitization of receivables arising from the sale of fertilizers to local farmers. Client: **BUNGE**, Brazil
- USD 50 Million financing via securitization of receivables arising from the sale of fertilizers to local farmers. Client: **CHEMINOVA** Agro, Brazil
- USD 30 Million Financing for Full Flex Ethanol and Sugar start up projects in Brazil Central and Southeast Regions and their subprojects that included processing all types of waste generated at the industrial and agricultural facilities. Client: **MILLENIUM**, Brazil
- USD 50 Million financing for the production of logs by a multiple use Eucalyptus forest for energy, pulp and sawn wood industries. Client: **BRASILWOOD**, Brazil;
- Structuring of the firm Bid Offer to buy a Finance Company in Brazil. Client: **BLADEX**, Panama
- USD 50 Million financing via Dealer Floor Plan Receivables Securitization. Client: **GENERAL MOTORS** Brazil and **HONDA** Brazil
- Subordinated debt issuance, 10-yr bullet, in the amount of BRL 60 million. Client: **VOLVO**, Brazil
- USD 20 Million financing of a Cellular immunotherapeutic, clinical stage, a start-up project in Brazil. Client: **UNESP** Research
- USD 200 Million Financing of Municipal Energy-Efficient Public Street Lighting Project (LED) in the City of Rio de Janeiro. Client: **WORLD BANK**

Similar projects in Brazil for **AES, ALL, ALPARGATAS, AMBEV, AMIL, BRASKEM, CARREFOUR (GPA), CBMM, C&A, FIAT, ELECTROLUX, FORD, GOL, KLABIN, MAGAZINE LUISA, MICHELIN, MRN, MULTIBRAS (WHIRPOOL), MRN, MRS, NOKIA, NORSA, TETRAPAK, TOTVS, USIMINAS, VARIG, VULCABRAS**, among others.

CITIGROUP

New York, São Paulo and Rio de Janeiro, September/88 – September/01

Director, Global Securitization Structured Finance Division, New York, Dec/96 – Sep/01
Structured, distributed and managed funding programs in the US for American, European and Asian corporations. Participated in the execution of 38 structured deals for issuers such as **DOW CHEMICAL, BRISTOL MYERS, MINEBEA** (Japan), **MAXTOR** and **HYUNDAI** (Korea), **FIAT** (Italy), **FORD, MITSUBISHI** (Puerto Rico), **XEROX, BURGER KING, MARRIOTT** and the **VIACOM** Group, among others. Transactions amounted approximately USD 5 Billion in capital markets funding and were placed in the US market via Multiseller Commercial Paper Conduits and/or syndicated with Banks, such as Lloyds Bank, WestLB, RBS, among others.

Vice President, Latin America Information Center Risk Management Group, São Paulo Sep/94 – Dec/96
Developed and managed the Unit with a team of 16 analysts covering 138 corporations and 35 industries in Brazil, Argentina and Chile.

Vice President, Private Equity Unit Investment Banking Group, São Paulo, Sep/92 – Sep/94
Prepared technical recommendations concerning investments, divestitures, asset redeployment and new investment opportunities through privatization. Worked directly with Citicorp Venture Capital Group in New York.

Manager and Assistant Vice President, Corporate Banking Group, Rio de Janeiro and São Paulo, Sep/88 – Sep/92
Main Achievements: Worked with Senior Bankers in the development of credit structures for corporate clients, such as **LACTA/KRAFT, MICHELIN, XEROX, PETROBRAS, UNIPAR** and **VALE**.

ADDITIONAL WORK EXPERIENCE

- **UNIVERSIDADE CANDIDO MENDES, Assistant Professor,** Rio de Janeiro, Brazil – January/17 - Current
  Professor of *Advanced Negotiation Techniques* at the B.A. undergraduate Program. Develops and conducts case studies and related workshops and research.

- **THE GILLETTE COMPANY, Auditor for Latin American Operations, 1986 – 88** (During Graduation)
- **PRICE WATERHOUSE, Auditor, 1984 – 86** (During Graduation)

  At Gillette participated in various internal audit jobs in Brazil, Venezuela and Mexico, including the audit and remedial management of local procurement cycles, marketing campaigns, global reporting for the subsidiaries of Gillette in Latin America, including the cosmetics business JAFRA and Oral Care business ORAL B.

  At Price Waterhouse acquired extensive knowledge on USGAAP, Cost Accounting, Corporate Valuation, Tax Planning and Internal Controls and performed audit reviews for IBM, Thyssen, Exxon, Caemi, among other corporate clients.

EDUCATION / LICENSES

- Master in Finance and Marketing, USP, MBA dissertation on valuation techniques Privatization Programs, 1996;
- B.A in Business Administration, UFRJ, 1988;
- Passed NASD Series 7 and 63 tests;
- Passed CVM test and is a Registered Independent Investment Agent;
- Training Programs in Governance, Compliance, Money Laundering, Web Security, Cryptocurrencies, Brazilian Regulated and Unregulated Energy Markets, among others.

Gaspar Carreira Junior Rua Teixeira de Melo. 37/201 - lpanema-Rio de Janeiro-Rio de Janeiro-CEP: 22410-010 +55 21 2287-1219/98801-0158 • rapsag@oi.com.br SUMMARY OF PROFESSIONAL QUALIFICATIONS Expertise in the administrative and financial areas; management of projects, processes, systems (ERP) and people Competence in analysis and diagnose,focusing on practical and creative solutions of processes Participative leadership headed at team formation and development Strategic alignment through the management model, resulting in continuous improvement, increased productivity and goal achievement Negotiation skills, targeted at increased power of accomplishment and result achievement Challenge-driven,aiming at continuous professional development • • • • • • WORK EXPERIENCE GRUPO Oi (Telemar, Oi, BrT) June 99 to present Brazilian company of landline, wireless, long distance, and broadband telecommunications operating all over the country. Currently with 60 MM wireless and landline subscribers, annual revenue of R$ 35 billion, and 20,000 employees. Director of Financial Services (since Jan 09) In charge of the following areas: 2013: On top of been Director, member of Audit Committee - ICCS Certification N. EA 04758-PREVIC Licensed - - - SISTEL - Private Pension Fund SETA - Pay lV National Union Oi Futuro - Social Institute 2012: Revenue Cycle, Finance, Taxes, Sales Management, Contingency Control, Credit & Collection, Billing, Revenue Assurance, BPO Management, supervising 29 managers (7 direct managers), 700 employees and 980 outsourced collaborators, managing an over R$ 6.5 billion budget. 2010: Finance,Taxes,Accountancy, Sales Management, Contingency Control,Trade Credit & Billing, supervising 26 managers (6 direct managers), 652 employees,and managing a R$ 2 billion budget. 2009: Pay Roll, Finance, Taxes, Accountancy, Sales Management, Special Civil Court/Procon Back office, supervising 24 managers (6 direct managers) and 1,056 employees. Financial Services Manager (since Jul 06) In charge of Pay Roll, Tax Office, Finance, Accountancy, and Taxes, supervising 5 managers and 180 employees. Operations and Centralized Services Manager (since May OS) In charge of Accounts Payable, Tax Office,and Indirect Taxes,supervising 3 managers and 80 employees. Accounts Payable Manager (since Feb 04) In charge of Accounts Payable, supervising 20 employees. Process Coordinator (since Jul 01) In charge of improvements and processes automation of the control unit,supervising 6 employees. SAP Coordinator (since Jun 99) Responsible for implementing SAP, focusing on the CO - Controlling module, supervising 5 employees.

Gaspar Carreira Júnior

- Leader of Control Tower - Oi's Judicial Reorganization under Brazilian Law
- Leader for hire and start-up of Latin America's major BPO, saving over R$ 1 billion
- Credit & billing management, controlling a PDD of R$ 1.3 billion/year
- Leader of four multidisciplinary management groups for contentious liabilities of R$ 36 billion and lien of R$ 23 billion
- Centralization of administrative and financial activities of the Brasil Telecom businesses
- Responsible for implementing tax planning actions, attaining cash earnings and results around R$ 1.2 billion/year
- Development and implantation of SAP and SSC for all companies of the group, standardizing and centralizing their administrative processes
- Development of a management model based on indexes, goals and SLAs, for results follow-up, aiming at having ranking priorities on decision-making and improvements
- Coordination of mapping, control, and conciliation of escrow deposits and restricted deposits, removing material weakness from Telemar balance sheet.
- Restructured the tax calculation area, ICMS, by reviewing procedures and system, and reallocating staff, to ensure an accurate tax calculation and collection, approximately R$ 7.0 billion/year, and contingencies control of R$ 10 billion
- Participated in Telemar's adaptation to the requirements of the Sarbanes-Oxley Act, by implementing the risk management of the relevant processes, aiming at having the company's certification and continued trade at the New York Stock Exchange and BM&FBOVESPA.
- Engaged at the corporate merger of Telemar's 16 landline telecommunication enterprises.

COCA-COLA – Grupo Andina (Rio de Janeiro Refrescos) **October 92 – June 99**
Chilean company of production, sales and distribution of Coca-Cola products.

Managerial Information Coordinator (Jul 95)
In charge of the managerial accounting, Chile GAAP, and price formation, supervising 6 employees.

Budget Supervisor (Mar 94)
In charge of corporate budget area, supervising 3 employees.

Budget Analyst (Oct 92)
- Formed and implemented a new management model for business, budget, and managerial information, ensuring R.J. Refrescos a better performance within Grupo Andina.
- Generated business information that ensured the takeover of R.J. Refrescos by Grupo Andina and the subsequent launch of ADR in the North-American market for obtaining financial resources
- Integrated the team implementing SAP, CO module.

CONSTRUTEL TELECOMUNICAÇÕES E ELETRICIDADE **November 91 – October 92**
Brazilian company of landline maintenance and operation.

Financial Analyst
- In charge of tracking performance indicators of the Rio de Janeiro branch

Self-employed, in charge of a consultancy on budgeting with professors of FGV/Rio de Janeiro (1991/90).
Internship on Economics with focus on investment analysis with BNDES (1989-1988), and on economic statistics with the Institute of Civil Aviation (1988-1987).

Gaspar Carreira Junior EDUCATION Specialisation in Project Management - PMP • UFF - Rio de Janeiro • 2004 Executive MBA-Coppead • UFRJ - Rio de Janeiro • 1999 Post-Graduate Degree in Finance • PUC - Rio de Janeiro • 1992 BA in Economics • candido Mendes-Rio de Janeiro • 1989 RELATED COURSES • Management, Leadership,Strategy, Coaching, and Feedback • Funda9io Dom cabral • Academia Oi • Lecturer on "Practical cases on sse -The Oi case" • IQPC • Sao Paulo • Specialisation in SAP (FIand CO modules) LANGUAGES English (fluent) Spanish (basic) Portuguese (native) ADDITIONAL INFORMATION Brazilian, married, 49, 3 children Hobbies: cinema,reading,diving,and seamanship REFERENCES Maxim Medvedovsky +55 21 8801-1111 Jose Luis Salazar +55 11 96998-4922 I 8801-4922

Declaration of Politically-Exposed Person Mr. Marcelo Gasparino da Silva declared himself a politically exposed person, due to his position as Member of the Board of Directors of CEMIG.

Report on the proposed amendments to the Bylaws of Vale S.A. Below is a report in table format, detailing the origin of, and justification for, the proposed amendment to the Company's Bylaws and analyzing their possible legal and economic effects: Page 1 of 2 Current text of Bylaws Proposed text for Bylaws Justification Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 12 (eleven) effective members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman. (…) § 2 - From among the 12 (twelve) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company. (…) Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 1213 (twelve thirteen) effective members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman. (...) § 2 - From among the 132 (twelvethirteen) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company. (…) This amendment aims to facilitate the appointment of members of the Board of Directors by shareholders of the Company by adding one additional member to the Board of Directors. Legal and Economic Effects. The legal effect is the creation of one additional position for one effective member of the Board of Directors and its alternate. The economic effect is the payment of fees to one member.

Page 2 of 2 Current text of Bylaws Proposed text for Bylaws Justification Article 15 - The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Personnel Committee, Governance, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee. Article 15 - The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Personnel and Governance Committee, Governance, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee. Amendment aiming to improve the Company’s governance, as well as to reflect the new names of the Personnel Committee and Governance, Compliance and Risk Committee. Legal and Economic Effects. None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2019	Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations

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